Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/26/15	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/15 (MM/DD/YY) EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 26 day of JUNE (Month) 2015 (Year) by [signature] Smith (Notary Public)

My Commission expires 02-21-2018 County of JOHNSON State of KANSAS

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - State of Kansas
ANGELA SMITH
My Appt. Expires 02-21-2018

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. For the financial statements of BATS Global Markets, Inc., (f/k/a BATS Global Markets Holdings, Inc.) a parent of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

2. For the financial statements of BATS Global Markets Holdings, Inc., (f/k/a BATS Global Markets, Inc.) an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

3. For the financial statements of Direct Edge Holdings LLC, a parent of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

4. For the financial statements of Direct Edge LLC (f/k/a Direct Edge, Inc., a parent of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

5. BATS Exchange, Inc., an affiliate of EDGX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2014 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. BATS Y-Exchange, Inc., an affiliate of EDGX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2014 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

7. EDGA Exchange, Inc., an affiliate of EDGX Exchange, Inc., filed, at the same time as this filing, financial statements for the year ended December 31, 2014 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

8. BATS Trading, Inc., an affiliate of EDGX Exchange, Inc., filed financial statements for the year ended December 31, 2014 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

9. Direct Edge ECN LLC d/b/a DE Route, an affiliate of EDGX Exchange, Inc., filed financial statements for the year ended December 31, 2014 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

10. For the financial statements of Omicron Holdings Corp., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

11. For the financial statements of Omicron Intermediate Holdings Corp., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

12. For the financial statements of Omicron Acquisition Corp., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

13. For the financial statements of BATS Hotspot Holdings LLC, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

14. For the financial statements of BATS Hotspot LLC, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

15. For the financial statements of BATS Hotspot Services LLC, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

16. For the financial statements of BATS Hotspot SEF LLC, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

17. For the financial statements of BATS International Holdings Limited, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

18. For the financial statements of BATS Hotspot Europe Limited, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

19. For the financial statements of BATS Hotspot Asia Pte. Ltd., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

20. For the financial statements of BATS Trading Limited, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

21. For the financial statements of Chi-X Europe Limited, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

22. For the financial statements of BATS FX, Inc., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

23. For the financial statements of Blue Merger Sub Inc., an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

24. For the financial statements of Delta Merger Sub LLC, an affiliate of EDGX Exchange, Inc., please refer to the attachment to this Exhibit D.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014 and 2013

(With Independent Auditors' Report Thereon)

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Consolidated Statements of Financial Condition	1
Consolidated Statements of Income	2
Consolidated Statements of Comprehensive Income	3
Consolidated Statements of Changes in Stockholders' Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 – 40



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Global Markets, Inc.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of BATS Global Markets, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2015

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

(In millions, except share data)

Assets		**2014**		**2013**
Current assets:				
Cash and cash equivalents	$	122.2	$	87.2
Restricted cash		14.0		—
Financial investments:				
Trading investments, at fair value		7.0		7.0
Available-for-sale investments, at fair value		61.4		18.2
Accounts receivable, net, including $54.5 and $18.6 from related parties at December 31, 2014 and 2013, respectively		130.2		53.8
Income taxes receivable		12.3		0.7
Other receivables		3.6		1.7
Prepaid expenses		8.2		3.6
Total current assets		358.9		172.2
Property and equipment, net		29.0		11.6
Goodwill		441.7		198.0
Intangible assets, net		156.5		49.0
Debt issuance costs, net		4.5		4.6
Deferred income taxes, net		3.3		9.2
Investment in EuroCCP		10.8		10.3
Other assets		1.9		2.0
Total assets	$	1,006.6	$	456.9
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities, including $19.0 and $4.1 to related parties at December 31, 2014 and 2013, respectively	$	101.1	$	25.0
Section 31 fees payable		107.7		36.8
Current portion of long-term debt		44.2		17.4
Deferred income taxes		0.6		0.3
Total current liabilities		253.6		79.5
Long-term debt, less current portion		430.2		228.6
Unrecognized tax benefits		8.6		6.7
Deferred income taxes		5.9		—
Other liabilities		4.1		2.1
Commitments and contingencies				
Stockholders' equity:				
Common stock, $0.01 par value. 55,000,000 voting and 20,000,000 non-voting shares authorized at December 31, 2014; 24,500,000 voting and 500,000 non-voting shares authorized at December 31, 2013; 25,551,796 voting and 7,266,714 non-voting shares issued at December 31, 2014; 23,685,026 voting and 189,500 non-voting shares issued at December 31, 2013		0.3		0.2
Common stock in treasury, at cost 56,948 and 1,075,176 voting shares at December 31, 2014 and 2013, respectively		(1.9)		(42.7)
Additional paid-in capital		262.7		128.6
Retained earnings		42.8		44.3
Accumulated other comprehensive income, net		0.3		9.6
Total stockholders' equity		304.2		140.0
Total liabilities and stockholders' equity	$	1,006.6	$	456.9

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2014, 2013 and 2012

(In millions, except share and per share data)

	2014	2013	2012
Revenues:			
Transaction fees, including $494.6, $293.9 and $303.9 from related parties for the years ended December 31, 2014, 2013 and 2012, respectively	$ 1,009.9	$ 612.8	$ 645.3
Regulatory transaction fees, including $191.5, $81.4 and $94.3 from related parties for the years ended December 31, 2014, 2013 and 2012, respectively	272.0	127.4	148.1
Market data fees	110.3	59.4	60.3
Port fees and other	66.0	41.9	31.0
Total revenues	1,458.2	841.5	884.7
Cost of revenues:			
Liquidity payments, including $456.0, $252.8 and $268.4 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	831.4	474.7	508.2
Section 31 fees	272.0	127.4	148.1
Routing and clearing, including $26.1, $3.4 and $26.8 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	47.1	42.5	51.3
Other	0.2	0.1	0.2
Total cost of revenues	1,150.7	644.7	707.8
Revenues less cost of revenues	307.5	196.8	176.9
Operating expenses:			
Compensation and benefits	87.0	41.5	48.4
Depreciation and amortization	28.4	15.2	17.0
Systems and data communication	23.5	9.6	11.9
Occupancy	4.2	1.9	2.3
Professional and contract services	6.5	8.1	9.2
Regulatory costs	12.1	5.4	5.7
Impairment of assets	—	3.5	0.2
General and administrative	26.2	10.0	10.5
Total operating expenses	187.9	95.2	117.6
Operating income	119.6	101.6	59.3
Non-operating (expenses) income:			
Interest and investment (expense) income	(27.3)	(25.8)	(0.6)
Loss on extinguishment of debt	(13.6)	—	—
Equity in earnings in EuroCCP	1.1	—	—
Other income (expense)	0.5	(0.2)	(0.6)
Income before income tax provision	80.3	75.6	58.1
Income tax provision	31.1	28.8	26.5
Net income	$ 49.2	$ 46.8	$ 31.6
Basic earnings per share	$ 1.56	$ 2.07	$ 1.40
Diluted earnings per share	$ 1.55	$ 2.06	$ 1.39
Cash distributions declared per common stock	$ 7.82	$ —	$ 17.62
Basic weighted average shares outstanding	31,618,707	22,641,629	22,508,811
Diluted weighted average shares outstanding	31,793,160	22,738,747	22,746,146

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012
Net income	$ 49.2	$ 46.8	$ 31.6
Other comprehensive (loss) income, before tax:			
Foreign currency translation adjustments	(15.0)	6.6	12.9
Unrealized holding gains (losses) on available-for-sale investments	—	0.1	(0.5)
Less: Reclassification adjustments for gains (losses) included in interest and investment income	—	(0.1)	0.7
Other comprehensive (loss) income, before tax	(15.0)	6.6	13.1
Income tax benefit (provision) related to components of other comprehensive (loss) income	5.7	(1.7)	(4.8)
Other comprehensive (loss) income, net of tax	(9.3)	4.9	8.3
Comprehensive income	$ 39.9	$ 51.7	$ 39.9

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2014, 2013 and 2012

(In millions, except share data)

	Common stock					Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive (loss) income, net	Total stockholders' equity
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value					
Balance at December 31, 2011	22,190,242	189,500	—	—	$ 0.2	$ (11.5)	$ 409.6	$ 52.0	$ (3.6)	$ 446.7
Common stock issued under employee stock plans	364,705	—	—	—	—	(28.8)	21.2	—	—	(7.6)
Stock-based compensation	—	—	—	—	—	—	5.6	—	—	5.6
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	3.3	—	—	3.3
Distribution	—	—	—	—	—	—	(314.1)	(86.1)	—	(400.2)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	8.3	8.3
Net income	—	—	—	—	—	—	—	31.6	—	31.6
Balance at December 31, 2012	22,554,947	189,500	—	—	0.2	(40.3)	125.6	(2.5)	4.7	87.7
Common stock issued under employee stock plans	98,128	—	—	—	—	(1.0)	0.7	—	—	(0.3)
Share repurchases	(43,225)	—	—	—	—	(1.4)	—	—	—	(1.4)
Stock-based compensation	—	—	—	—	—	—	2.2	—	—	2.2
Excess tax expense from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4.9	4.9
Net income	—	—	—	—	—	—	—	46.8	—	46.8
Balance at December 31, 2013	22,609,850	189,500	—	—	$ 0.2	$ (42.7)	$ 128.6	$ 44.3	$ 9.6	$ 140.0
Acquisition of Direct Edge Holdings LLC and recapitalization	2,726,534	(189,500)	3,090,714	4,176,000	0.1	42.7	301.7	—	—	344.5
Common stock issued under employee stock plans	184,721	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(26,257)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax expense from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2
Balance at December 31, 2014	25,494,848	—	3,090,714	4,176,000	$ 0.3	$ (1.9)	$ 262.7	$ 42.8	$ 0.3	$ 304.2

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012
Cash flows from operating activities:			
Net income	$ 49.2	$ 46.8	$ 31.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28.4	15.2	17.0
Amortization of debt issuance cost and debt discount	2.8	5.9	0.2
Change in fair value of contingent consideration	—	—	12.4
Provision for uncollectable accounts receivable	0.3	0.1	0.2
Deferred income taxes	1.5	4.0	(1.0)
Stock-based compensation	1.9	2.2	5.6
Loss on extinguishment of debt	13.6	—	—
Loss on disposal of property and equipment	—	0.2	0.4
Equity in earnings in EuroCCP	(1.1)	—	—
Changes in assets and liabilities:			
Receivables, including $35.9, $4.1 and $1.9 from related parties for the years ended December, 31, 2014, 2013 and 2012, respectively	(33.1)	7.1	(5.2)
Trading financial investments, net	—	0.5	23.5
Prepaid and other assets	0.1	1.3	(3.2)
Accounts payable and accrued expenses, including $14.9, $0.9 and $4.5 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	7.8	(1.7)	(13.7)
Section 31 fees payable	26.1	(14.5)	(3.8)
Payment of contingent consideration related to Chi-X Europe acquisition	—	(3.8)	(8.9)
Other liabilities	1.8	(0.2)	10.0
Net cash provided by operating activities	99.3	63.1	65.1
Cash flows from investing activities:			
Acquisition, net of cash acquired	23.8	—	—
Purchases of available-for-sale financial investments	(169.4)	(88.5)	(162.8)
Proceeds from maturities of available-for-sale financial investments	126.2	92.6	260.9
Proceeds from short term investments	—	—	3.1
Purchase of intangible asset	—	—	0.2
Investment in EuroCCP	—	(10.3)	—
Changes in restricted cash	(14.0)	—	—
Purchases of property and equipment	(25.2)	(3.6)	(6.9)
Net cash (used in) provided by investing activities	(58.6)	(9.8)	94.5
Cash flows from financing activities:			
Distributions paid	(215.0)	(0.1)	(398.9)
Payment of long term debt	(277.6)	(45.0)	—
Proceeds from long-term debt	499.9	—	300.0
Payment of contingent liability related to Chi-X Europe acquisition	—	—	(52.3)
Debt issuance costs and debt discount	(8.3)	—	(19.5)
Proceeds from the exercise of stock-based compensation	—	—	0.4
Excess tax (expense) benefits from stock-based compensation	(0.1)	—	3.3
Purchases of treasury stock	(1.1)	(1.6)	(8.0)
Net cash used in financing activities	(2.2)	(46.7)	(175.0)
Effect of foreign currency exchange rate changes on cash	(3.5)	(1.9)	(1.4)
Increase (decrease) in cash and cash equivalents	35.0	4.7	(16.8)
Cash and cash equivalents:			
Beginning of year	87.2	82.5	99.3
End of year	$ 122.2	$ 87.2	$ 82.5
Supplemental disclosure of cash paid:			
Cash paid for income taxes, net of refunds	$ 42.7	$ 28.9	$ 20.5
Supplemental disclosure of noncash transactions:			
Forfeiture of common stock for payment of exercise of stock options	$ 0.8	$ 0.8	$ 20.8
Distribution payable on unvested restricted stock	1.4	—	1.3
Distribution declared	4.8	—	—
Supplemental disclosure of noncash investing activities:			
Property and equipment acquired	$ 10.4	$ —	$ —
Goodwill acquired	253.5	—	—
Intangible assets acquired	120.4	—	—
Other assets acquired	66.1	—	—
Liabilities assumed	(129.7)	—	—
Issuance of common stock related to acquisition	(344.5)	—	—

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is a global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, Chicago, Illinois and London, United Kingdom (U.K.).

In the United States, the Company operates four national securities exchanges, BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGX Exchange, Inc. (EDGX) and EDGA Exchange, Inc. (EDGA). All trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options and the Company also lists ETFs on BZX. The Company also operates two broker-dealers, BATS Trading, Inc. (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX and BYX and Direct Edge ECN, LLC (DE Route), that provides routed transaction services for listed cash equity securities on EDGX and EDGA.

In Europe, the Company's Recognised Investment Exchange (RIE), BATS Trading Limited (BTL), offers trading in listed cash equity securities across 25 European indices and 15 major European markets. In addition, BTL also lists ETFs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Basis of Presentation

The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e) Restricted Cash

The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition.

(f) Financial Investments

Financial investments are classified as trading or available-for-sale.

Trading financial investments represent financial investments held by the broker-dealer subsidiaries that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest and investment (expense) income in the consolidated statements of income.

Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiaries. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income in the accompanying consolidated statements of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g) Accounts Receivable, Net

Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful accounts activity.

(h) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

The Company accounts for software development costs under ASC Topic 350, *Intangibles – Goodwill and Other*. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i) Goodwill and Intangible Assets, Net

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2014 and determined that no impairment existed.

Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset is impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

(j) ***Foreign Currency***

The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income, net in the statements of financial condition. Foreign currency gains and losses are recorded as other income (expense) in the consolidated statements of income.

(k) ***Income Taxes***

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l) ***Revenue Recognition***

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

For the years ended December 31, 2014 and 2013 one member accounted for 12% and 10%, respectively, of the Company's transaction fees. For the year ended December 31, 2012, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2014, 2013 and 2012, approximately 9%, 12% and 10%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2014, 2013 and 2012.

No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m) Earnings Per Share

The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n) Stock-Based Compensation

The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

- Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;
- Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common

stock of comparable public companies over the period equal to the expected term of the award or a minimum of two years if comparable public company historical market prices are not available for the entire expected term;

- Expected dividend rate is determined based on expected dividends to be declared;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and
- Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(o) Business Combinations

The Company accounts for business combinations in accordance with ASC Topic 805, *Business Combinations*, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p) Debt Issuance Costs

The Company accounts for debt issuance cost in accordance with ASC Topic 470, *Debt*, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(q) Equity Method Investment

In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Direct Edge Acquisition and Recapitalization

On January 31, 2014 (the Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Transaction). On January 31, 2014 (the Acquisition Date), the Company acquired Direct Edge Holdings LLC (Direct Edge) (the Transaction). The Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other legacy BATS stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy BATS stockholders and Direct Edge members were issued voting shares in the new parent entity.

The results of Direct Edge's operations have been included in the consolidated financial statements since the Acquisition Date.

The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:		
Cash	$	12.5
Fair value of share outlay		344.5
Change in control payments		29.2
Total purchase price	$	386.2

The Company issued 9.8 million shares of common stock valued at $35.14 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in millions):

Cash and cash equivalents	$	65.5
Other current assets		66.1
Property and equipment		10.4
Identifiable intangible assets		120.4
Goodwill		253.5
Liabilities		(129.7)
	$	386.2

Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	**Useful life**	**Balance at acquisition date (in millions)**	
Customer relationships	16 years	$	43.0
Non-compete agreements	2 years		3.9
Trademarks/trade names	1 year		1.6

The goodwill acquired was assigned to the U.S Equities segment, as further described in note 8. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BATS and Direct Edge. No goodwill was deductible for tax purposes.

The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

The Company recognized $18.4 million and $4.4 million of acquisition-related costs expensed during the years ended December 31, 2014 and 2013, respectively. These costs are included in compensation and benefits, and professional and contract services in the consolidated statements of income.

The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2014 are as follows (in millions):

Revenue	$ 529.4
Operating income	10.4
Net income	16.8

The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2013 (in millions):

	Fiscal Year ended December 31,	
	2014	**2013**
Revenue	$ 1,509.1	$ 1,415.4
Operating income	132.6	132.3
Net income	67.4	62.0
Earnings per share:		
Basic	$ 2.13	$ 1.96
Diluted	2.12	1.95

The supplemental 2014 and 2013 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2013. The supplemental 2014 and 2013 pro forma financial information includes pro forma adjustments of $44.3 million and $4.4 million, respectively, for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Severance

Subsequent to the Acquisition Date, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others have a termination date in the first quarter of 2015.

The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

	U.S. Equities
Balance at December 31, 2013	$ —
Termination benefits accrued	16.7
Termination payments made	(4.2)
Balance at December 31, 2014	$ 12.5

(5) Investments

Financial Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2014			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 61.4	$ —	$ —	$ 61.4
Total financial investments	$ 61.4	$ —	$ —	$ 61.4

	December 31, 2013			
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:				
U.S. Treasury securities	$ 18.2	$ —	$ —	$ 18.2
Total financial investments	$ 18.2	$ —	$ —	$ 18.2

Equity Method Investment

In 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity. This investment is recorded at $10.8 million and $10.3 million at December 31, 2014 and 2013, respectively.

(6) Allowance for Doubtful Accounts

Allowance for doubtful accounts consisted of the following for the years ended December 31, 2014, 2013 and 2012 (in millions):

	2014	2013	2012
Balance at beginning of period	$ 0.3	$ 0.4	$ 0.3
Additions:			
Charges to income, included in general and administrative expenses	0.3	0.0	0.2
Deductions:			
Charges for which reserves were provided	(0.3)	(0.1)	(0.1)
Balance at end of period	$ 0.3	$ 0.3	$ 0.4

(7) Property and Equipment, Net

Property and equipment consisted of the following as of December 31, 2014 and 2013 (in millions):

	2014	2013
Computer equipment and software	$ 66.2	$ 37.6
Office furniture and fixtures	1.9	1.2
Leasehold improvements	9.9	5.0
Total property and equipment	78.0	43.8
Less accumulated depreciation	(49.0)	(32.2)
Property and equipment, net	$ 29.0	$ 11.6

Depreciation expense was $18.1 million, $9.3 million and $10.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(8) Goodwill and Intangible Assets, Net

The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities
Balance as of December 31, 2012	$ —	$ 194.0
Changes in foreign currency exchange rates	—	4.0
Balance as of December 31, 2013	—	198.0
Acquisition of goodwill	253.5	—
Changes in foreign currency exchange rates	—	(9.8)
Balance as of December 31, 2014	$ 253.5	$ 188.2

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2014, 2013, and 2012

The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Corporate and Other
Balance as of December 31, 2012	$ —	$ 57.4	$ 0.2
Impairment of intangible asset	—	(3.5)	—
Amortization	—	(5.9)	—
Changes in foreign currency exchange rates	—	0.8	—
Balance as of December 31, 2013	—	48.8	0.2
Acquisition of intangible assets	120.4	—	—
Amortization	(5.3)	(5.0)	—
Changes in foreign currency exchange rates	—	(2.6)	—
Balance as of December 31, 2014	$ 115.1	$ 41.2	$ 0.2

For the years ended December 31, 2014, 2013 and 2012, amortization expense was $10.3 million, $5.9 million and $6.7 million, respectively. The estimated future amortization expense is $15.5 million for 2015, $13.4 million for 2016, $10.8 million for 2017, $8.3 million for 2018 and $6.3 million for 2019.

The following table presents the categories of intangible assets at December 31, 2014 and 2013 (in millions):

	December 31, 2014			December 31, 2013		
	U.S. Equities	European Equities	Corporate and Other	U.S. Equities	European Equities	Corporate and Other
Trademarks and trade names	$ 1.6	$ 0.6	$ —	$ —	$ 0.6	$ —
Customer relationships	43.0	45.0	—	—	47.8	—
Noncompete agreements	3.9	—	—	—	—	—
Trading registrations and licenses	71.9	10.8	—	—	11.5	—
Domain names	—	—	0.2	—	—	0.2
Accumulated amortization	(5.3)	(15.2)	—	—	(11.1)	—
	$ 115.1	$ 41.2	$ 0.2	$ —	$ 48.8	$ 0.2

In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

(9) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014 and 2013 (in millions):

	2014	2013
Accounts payable	$ 38.9	$ 12.7
Deferred income	1.8	0.2
Dividends payable	5.5	0.3
Accrued expenses	20.6	11.8
Accrued termination benefits	12.5	—
Other liabilities	21.8	—
Accounts payable and accrued liabilities	$ 101.1	$ 25.0

(10) Debt

On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

As of December 31, 2014 and 2013, the Company's long-term debt consisted of the following (in millions):

	December 31,	
	2014	2013
Term loan	$ 447.3	$ 255.0
Less: debt discount	(0.9)	(9.0)
Revolving loan	28.0	—
Total debt	474.4	246.0
Less: current portion	(44.2)	(17.4)
Total long-term debt	$ 430.2	$ 228.6

The unamortized debt discount will be amortized as part of interest and investment expense through January 31, 2020, the maturity date of the term loan. The effective interest rate on the 2014 term loan was 5.0% for the year ended December 31, 2014. The effective interest rate on the 2012 term loan was 7.3% for the year ended December 31, 2013.

The credit agreements for the 2014 Loan and the 2012 Loan contain customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the respective credit agreements. As of December 31, 2014 and 2013, the Company was in compliance with all covenants of the respective credit arrangements.

The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

As of December 31, 2014, aggregate minimum annual maturities of long-term debt are $44.5 million in 2015, $58.5 million in 2016, $51.7 million in 2017, $51.5 million in 2018, and $53.5 million in 2019.

Interest expense recognized on the term loans and revolving loans is included in interest and investment (expense) income on the consolidated statements of income, and for the year ended December 31, 2014 and 2013 it is as follows (in millions):

	Year Ended December 31, 2014	Year Ended December 31, 2013
Components of interest expense:		
Contractual interest	$ 24.6	$ 20.0
Amortization of debt discount	0.5	3.4
Amortization of debt issuance cost	2.3	2.6
Interest expense	$ 27.4	$ 26.0

(11) Accumulated Other Comprehensive Income

The following represents the changes in accumulated other comprehensive income by component, before tax (in millions):

	Foreign currency translation adjustment
Balance at December 31, 2012	$ 4.7
Other comprehensive income for the twelve months ending December 31, 2013	6.6
Tax effect on other comprehensive income	(1.7)
Balance at December 31, 2013	9.6
Other comprehensive loss for the twelve months ending December 31, 2014	(15.0)
Tax effect on other comprehensive income	5.7
Balance at December 31, 2014	$ 0.3

(12) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Instruments Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013 (in millions):

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 61.4	$ 61.4	$ —	$ —
Trading securities:				
U.S. Treasury securities	7.0	7.0	—	—
Total assets	$ 68.4	$ 68.4	$ —	$ —

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets:				
Available-for-sale securities:				
U.S. Treasury securities	$ 18.2	$ 18.2	$ —	$ —
Trading securities:				
U.S. Treasury securities	7.0	7.0	—	—
Total assets	$ 25.2	$ 25.2	$ —	$ —

The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available for sale and Trading securities

Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Instruments Measured at Fair Value on a Nonrecurring Basis

Long-lived intangible asset

The carrying amount of the strategic alliance intangible at December 31, 2013 is measured on a non-recurring basis and based on the estimated cash flows from the strategic alliance which is a significant unobservable input, and is considered a Level 3 measurement valued at zero dollars.

Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2014 and 2013 (in millions):

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 122.2	$ 122.2	$ —	$ —
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Equity method investment in EuroCCP	10.9	—	—	10.9
Total assets	$ 280.9	$ 136.2	$ 133.8	$ 10.9
Liabilities:				
Accounts payable	$ 38.9	$ —	$ 38.9	$ —
Section 31 fees payable	107.7	—	107.7	—
Current portion of long-term debt	44.2	—	44.2	—
Long-term debt, less current portion	430.2	—	430.2	—
Total liabilities	$ 621.0	$ —	$ 621.0	$ —

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 87.2	$ 87.2	$ —	$ —
Accounts receivable	53.8	—	53.8	—
Other receivables	1.7	—	1.7	—
Equity method investment in EuroCCP	10.3	—	—	10.3
Total assets	$ 153.0	$ 87.2	$ 55.5	$ 10.3
Liabilities:				
Accounts payable	12.7	$ —	$ 12.7	$ —
Section 31 fees payable	36.8	—	36.8	—
Current portion of long-term debt	17.4	—	17.4	—
Long-term debt, less current portion	228.6	—	228.6	—
Total liabilities	$ 295.5	$ —	$ 295.5	$ —

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

Equity method investment

The fair value of the EuroCCP investment at December 31, 2014 is $10.9 million. That value is based on estimates of discounted cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement. At December 31, 2013, the carrying amount approximated fair value of $10.3 million.

Long-term debt

The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both December 31, 2014 and 2013 and is considered a Level 2 measurement.

(13) Segment Reporting

The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

- The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETFs are listed on BZX. The Company acquired Direct Edge on January 31, 2014.
- The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL.
- The U.S. Options segment includes the listed equity options transaction services that occur on BZX. It also includes the listed equity options routed transaction services that occur on Trading.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2014, 2013, and 2012

Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2014:					
Revenues	$ 1,234.5	$ 99.1	$ 124.6	$ —	$ 1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	28.4
Operating income (loss)	83.0	30.4	8.3	(2.1)	119.6
Total assets	704.9	283.0	6.2	12.5	1,006.6
Goodwill	253.5	188.2	—	—	441.7
Intangible assets, net	115.1	41.2	—	0.2	156.5
Debt	—	—	—	474.4	474.4
Purchases of property and equipment	24.4	0.8	—	—	25.2
2013:					
Revenues	$ 662.8	$ 86.4	$ 92.3	$ —	$ 841.5
Revenues less cost of revenues	123.9	57.6	15.3	—	196.8
Depreciation and amortization	4.4	9.9	0.9	—	15.2
Operating income (loss)	77.3	17.4	8.4	(1.5)	101.6
Total assets	215.8	297.2	6.8	(62.9)	456.9
Goodwill	—	198.0	—	—	198.0
Intangible assets, net	—	48.8	—	0.2	49.0
Debt	—	—	—	246.0	246.0
Purchases of property and equipment	3.3	0.2	0.1	—	3.6
2012:					
Revenues	$ 723.2	$ 82.8	$ 78.7	$ —	$ 884.7
Revenues less cost of revenues	127.1	35.7	14.1	—	176.9
Depreciation and amortization	4.4	11.5	1.1	—	17.0
Operating income (loss)	83.1	(25.2)	7.7	(6.3)	59.3
Total assets	170.6	292.9	9.0	(2.9)	469.6
Goodwill	—	194.3	—	—	194.3
Intangible assets, net	—	57.4	—	0.2	57.6
Contingent consideration liability	—	3.8	—	—	3.8
Debt	—	—	—	287.6	287.6
Purchases of property and equipment	4.5	0.3	1.7	0.4	6.9

Geographic Data

The following table presents revenues and long-lived assets, net by geographic area for 2014, 2013 and 2012 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2014:		
United States	$ 1,359.1	$ 396.0
United Kingdom	99.1	231.2
Total	$ 1,458.2	$ 627.2
2013:		
United States	$ 755.1	$ 8.1
United Kingdom	86.4	250.4
Total	$ 841.5	$ 258.5
2012:		
United States	$ 801.9	$ 9.9
United Kingdom	82.8	259.0
Total	$ 884.7	$ 268.9

(14) Employee Benefit Plan

In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $1.7 million for the year ended December 31, 2014. This expense is included in compensation and benefits in the consolidated statements of income.

Prior to 2014, the Company offered a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matched participating employee contributions of up to three percent of salary. All U.S. employees were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013 and $0.4 million for the year ended December 31, 2012. This expense is included in compensation and benefits in the consolidated statements of income.

BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2014 and $0.3 million for the years ended December 31, 2013 and 2012. This expense is included in compensation and benefits in the consolidated statements of income.

Through December 31, 2012, Chi-X Europe operated a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate in

2012. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the year ended December 31, 2012 the Company contributed $0.3 million. This expense is included in compensation and benefits in the consolidated statements of income.

(15) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder. As of December 31, 2014 and 2013, $101.5 million and $59.2 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(16) Regulatory Capital

As broker-dealers registered with the SEC, Trading and DE Route are subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

As of December 31, 2014 and 2013, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014 and 2013, Trading had net capital of $7.9 million and $6.4 million, respectively, which was $7.7 million and $6.1 million, respectively, in excess of its required net capital of $0.2 million and $0.3 million, respectively.

As of December 31, 2014, DE Route is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year.

As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $16.7 million at December 31, 2014 and $16.6 million at December 31, 2013. At December 31, 2014 and 2013, BTL had capital in excess of its required CRR of $19.8 million and $12.9 million, respectively.

As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2014 and December 31, 2013, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2014 and 2013, Chi-X Europe had capital in excess of its required CRR of $0.5 million and $1.4 million, respectively.

(17) Stock-Based Compensation

The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $1.9 million, $2.2 million and $5.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

The Company has three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 525,000 shares.

Stock Options

In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options became fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million and $1.5 million in stock-based compensation expense for the years ended December 31, 2013 and December 31, 2012, respectively, as a result of the vesting acceleration of outstanding unvested stock options.

During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2011	1,604,500	$ 28.20	3.1	$ 37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40		
Outstanding, December 31, 2012	536,625	27.62	6.7	$ 1,652,529
Exercised	(39,750)	28.51		517,628
Forfeited	(7,500)	31.93		
Outstanding, December 31, 2013	489,375	$ 28.30	5.8	$ 2,825,771
Modification	40,935			
Granted	219,538	36.44		
Exercised	(41,477)	33.71		517,683
Outstanding, December 31, 2014	708,371	$ 27.71	6.4	$ 6,183,786
Exercisable at December 31, 2014	488,833	$ 23.79	4.8	$ 6,183,786

The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

	2014
Expected term (in years)	6.25
Expected volatility	34%
Expected dividends	None
Risk-free rate	1.93%
Weighted-average fair value at grant date	$ 13.50

Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2011 – Nonvested	494,062	$ 21.16
Vested	(236,030)	18.28
Forfeited	(37,220)	40.23
December 31, 2012 – Nonvested	220,812	24.25
Vested	(213,312)	23.29
Forfeited	(7,500)	25.65
December 31, 2013 – Nonvested	—	$ —
Granted	219,538	13.50
December 31, 2014 – Nonvested	219,538	$ 13.50

Cash proceeds received from 1,250 and 20,850 options exercised for the years ended December 31, 2014 and 2012, respectively, was $0.1 million and $0.4 million, respectively. During 2014, 2013 and 2012, the Company purchased 30,691, 30,228 and 756,779 treasury shares for $1.0 million, $1.0 million and $28.8 million, respectively, as the result of 41,477, 39,750 and 1,009,805 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2014, 2013 and 2012 was $0.1 million, $35 thousand and $3.3 million, respectively.

Restricted Stock

Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2012	90,829	$ 37.53
Granted	88,606	33.94
Vested	(25,061)	37.58
Nonvested stock at December 31, 2013	154,374	$ 35.46
Granted	212,060	36.08
Vested	(46,586)	35.46
Forfeited	(38,125)	35.16
Nonvested stock at December 31, 2014	281,723	$ 35.97

The total unrecognized compensation expense related to nonvested restricted stock is approximately $9.6 million, which will be recognized over a weighted average remaining period of 3.3 years.

During 2014 and 2013, the Company purchased 9,827 and 6,689 treasury shares respectively for $0.3 million and $0.2 million, respectively, as the result of 46,586 shares and 25,061 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon exercise.

During 2014, the Company also paid $0.7 million for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2014 and 2013. During 2014 and 2013, the Company repurchased 16,430 and 36,536 shares respectively into treasury for $0.6 million and $1.2 million, respectively.

(18) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014 and 2013 (in millions):

	2014	2013
Deferred tax assets:		
Stock-based compensation	$ 4.5	$ 5.4
Goodwill and other intangibles	—	5.4
Bad debts	0.1	0.1
Other assets	2.9	1.0
Property and equipment	0.5	3.9
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	3.0	2.3
Net operating losses and credit carryforwards	1.9	5.6
Transaction costs	—	0.5
Foreign currency translation loss	1.0	—
Total deferred tax assets	14.1	24.4
Deferred tax liabilities:		
Goodwill and other intangibles	15.7	—
Prepaid expenses	1.2	0.9
Foreign branch losses	0.1	9.6
Foreign equity earnings	0.3	—
Foreign currency translation gain	—	5.0
Total deferred tax liabilities	17.3	15.5
Net deferred tax (liabilities) assets	$ (3.2)	$ 8.9

The deferred tax asset associated with net operating losses is $1.9 million and $5.6 million for the years ended December 31, 2014 and 2013, respectively. The net operating losses have no expiration.

The provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consists of the following (in millions):

	2014	2013	2012
Current tax expense:			
Federal	$ 21.1	$ 23.5	$ 18.8
State	5.4	2.5	13.5
Total current tax expense	26.5	26.0	32.3
Deferred income tax expense (benefit):			
Federal, state and foreign	4.6	2.8	(5.8)
Total deferred income tax expense (benefit)	4.6	2.8	(5.8)
Income tax provision	$ 31.1	$ 28.8	$ 26.5

For the years ended December 31, 2014, 2013 and 2012, income (loss) from continuing operations before taxes consists of the following:

	2014	2013	2012
U.S. operations	$ 48.8	$ 58.5	$ 83.6
Foreign operations	31.5	17.1	(25.5)
	$ 80.3	$ 75.6	$ 58.1

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2014, 2013, and 2012

Income tax expense (benefit) attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2014			
U.S. federal	$ 21.1	$ (0.9)	$ 20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9
	$ 26.5	$ 4.6	$ 31.1
Year ended December 31, 2013			
U.S. federal	$ 23.5	$ 12.1	$ 35.6
State and local	2.5	0.3	2.8
Foreign jurisdictions	—	(9.6)	(9.6)
	$ 26.0	$ 2.8	$ 28.8
Year ended December 31, 2012			
U.S. federal	$ 18.8	$ (5.3)	$ 13.5
State and local	13.5	(0.5)	13.0
Foreign jurisdictions	—	—	—
	$ 32.3	$ (5.8)	$ 26.5

The following table shows the tax effects to additional paid-in capital and other comprehensive income (in millions):

	Year ended December 31		
	2014	2013	2012
Excess tax (shortfall) benefit related to stock-based compensation	$ (0.1)	$ —	$ 3.3
Income tax (benefit) expense to other comprehensive income	(5.7)	1.7	4.8

The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is anticipated that a portion of the U.K. tax liability will be offset by U.S. foreign tax credits subject to the limitations of Internal Revenue Code Section 901(m). Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2014, 2013 and 2012 due to the following (in millions):

	2014			2013			2012		
Computed "expected" tax provision	$	28.1	35.0%	$	26.5	35.0%	$	20.3	35.0%
Increase (decrease) in income tax resulting from:									
Nondeductible expenses		0.2	0.2		1.4	1.9		(1.0)	(1.7)
Section 199 benefits		(1.3)	(1.6)		(1.5)	(2.0)		(1.4)	(2.5)
State income taxes		5.0	6.2		4.4	5.8		9.1	15.7
Recognition of unrecognized tax benefits		—	—		(3.8)	(5.0)		—	—
Other		(0.9)	(1.1)		1.8	2.4		(0.5)	(0.8)
Income tax provision	$	31.1	38.7%	$	28.8	38.1%	$	26.5	45.7%

Nondeductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's initial public offering.

The effective tax rate for 2014 was 38.7% compared to 38.1% in 2013 and 45.7% in 2012. The effective tax rate decreased from 2012 to 2013 primarily due to the current year recognition of previously unrecognized state tax benefits. The effective tax rate increased from 2013 to 2014 due a reduction in Section 199 benefits and an increase of unrecognized tax benefits.

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

In 2013, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the years ended December 31, 2013 and 2012 is as follows (in millions):

	Balance beginning of period	Credited to income	Changes to accumulated other comprehensive income	Releases	Balance end of period
December 31, 2013	16.9	(7.0)	(0.4)	(9.5)	—
December 31, 2012	16.5	(0.5)	0.9	—	16.9

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012 is as follows (in millions):

	Year ended December 31		
	2014	**2013**	**2012**
Balance at beginning of year	$ 6.0	$ 9.1	$ 1.9
Additions for acquired entities	0.5	—	—
Additions for current year tax positions	2.1	1.9	3.0
Additions for prior year tax positions	1.0	—	5.2
Reductions for prior year tax positions	(0.3)	(5.0)	(1.0)
Reductions related to expirations of statute of limitations	(0.3)	—	—
Settlements	(1.1)	—	—
Balance at end of year	$ 7.9	$ 6.0	$ 9.1

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $1.0 million within the next twelve months due to expiring statutes of limitation.

At December 31, 2014 and 2013, the Company had $4.9 million and $4.0 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.7 million and $0.6 million related to uncertain tax positions at December 31, 2014 and 2013. Total interest and penalties increased by $0.1 million in 2014 and decreased by $0.8 million in 2013.

The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax year 2011, 2012 and 2013 and in certain states for certain subsidiaries. The Company believes the aggregate amount of any additional liabilities that may result from this examination, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(19) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2014	2013	2012
Numerator:			
Net income	$ 49.2	$ 46.8	$ 31.6
Denominator:			
Weighted average common shares outstanding for basic earnings per share	31,618,707	2,264,629	22,508,811
Weighted average effect of dilutive securities:			
Stock options and restricted stock	174,453	97,118	237,335
Denominator for diluted earnings per share	31,793,160	2,361,747	22,746,146
Basic and diluted earnings per share:			
Basic earnings per share	$ 1.56	$ 2.07	$ 1.40
Diluted earnings per share	$ 1.55	$ 2.06	$ 1.39

Stock options and restricted stock to purchase 66,731, 46,188 and 102,862 shares at December 31, 2014, 2013 and 2012, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(20) Commitments, Contingencies and Guarantees

Operating Leases

The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

In February 2014, the Company extended its lease at its U.S. headquarters for ten years.

Future annual minimum lease commitments under these operating leases as of December 31, 2014, are as follows (in millions):

2015	$	9.3
2016		6.0
2017		4.4
2018		3.0
2019		2.0
Thereafter		7.9
Total	$	32.6

Rent expense was $4.2 million, $1.9 million and $2.3 million, for the years ended December 31, 2014, 2013 and 2012, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $2.5 million recorded in systems and data communications and $5.6 million recorded in general and administrative for the year ended December 31, 2014, and $1.3 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively, recorded in systems and data communications on the consolidated statements of income.

Legal Proceedings

From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York (the "Southern District"). The Court issued a final order dismissing the case on November 9, 2012. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court, and in March denied Realtime's request for a panel rehearing. On May 12, 2014, the Company entered into a settlement and license agreement with Realtime.

In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. On July 21, 2014, an Order of Dismissal with Prejudice was filed for both BATS and Direct Edge with the Court.

In a complaint originally filed on January 23, 2014 and amended on February 17, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs) through BZX, BYX, EDGA and EDGX. On December 11, 2014, the Company entered into a Settlement and License Agreement with LI and a Stipulation of Dismissal with Prejudice was filed with the Court on December 12, 2014.

In April 2014, the first of four purported class action lawsuits was filed in the U.S. District Court for the Southern District by the City of Providence, Rhode Island, against more than 40 defendants, including "Exchange Defendants", "Brokerage Defendants" and "HFT (High Frequency Trading) Defendants" (the "City of Providence lawsuit"). BATS Global Markets, Inc. and Direct Edge ECN LLC were among the named Exchange Defendants. The lead plaintiffs are suing on behalf of a class of "all public investors" who bought or sold stock from April 18, 2009 to the present on the U.S.-based equity exchanges operated by the remaining Exchange Defendants or on Barclays LX. The amended complaint asserts violations by all remaining Exchange Defendants of Sections 10(b) and 6(b) of the Exchange Act, and seeks unspecified compensatory damages against all defendants, jointly and severally, as well as various forms of equitable relief. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

In May 2014, three purported class action lawsuits were filed in the Southern District by Harold Lanier against the securities exchanges that are participants in each of the three national market system data distribution plans - the Consolidated Tape Association/Consolidated Quotation Plan, the Nasdaq UTP Plan, and the Options Price Reporting Authority (the "Plans") - which are established under the Exchange Act and regulated by the SEC. Lanier's allegations include that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints seek, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading and DE Route are subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

In February 2012, the Company and Direct Edge each received a written requests from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against Direct Edge in which Direct Edge entered into a settlement agreement with the Commission, without admitting or denying the allegations, agreeing to pay a fine in the amount of $14.0 million and comply with certain undertakings. This fine was accounted for in the acquisition of Direct Edge, see note 3 and included in other liabilities in the consolidated statement of financial condition along with a related $7.0 million indemnification liability related to this matter pursuant to the Transaction agreement.

Guarantees

The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(21) Quarterly Data (Unaudited) (in Millions, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2014
Total revenue	$ 320.7	$ 356.2	$ 347.5	$ 433.8	$ 1,458.2
Cost of revenue	251.4	278.9	270.3	350.1	1,150.7
Operating expenses	40.7	50.0	48.8	48.4	187.9
Operating income	28.7	27.3	28.3	35.3	119.6
Net income	$ 4.5	$ 13.7	$ 12.7	$ 18.3	$ 49.2
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.16	$ 0.43	$ 0.41	$ 0.56	$ 1.56
Diluted earnings per share	$ 0.16	$ 0.43	$ 0.40	$ 0.56	$ 1.55

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2013
Total revenue	$ 218.9	$ 230.5	$ 195.0	$ 197.1	$ 841.5
Cost of revenue	169.0	180.6	144.3	150.8	644.7
Operating expenses	22.2	21.8	25.0	26.2	95.2
Operating income	27.7	28.1	25.7	20.1	101.6
Net income	$ 16.0	$ 12.3	$ 9.9	$ 8.6	$ 46.8
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.71	$ 0.54	$ 0.44	$ 0.38	$ 2.07
Diluted earnings per share	$ 0.70	$ 0.54	$ 0.44	$ 0.38	$ 2.06

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$ 214.4	$ 230.7	$ 217.0	$ 222.6	$ 884.7
Cost of revenue	170.7	187.6	173.1	176.4	707.8
Operating expenses	32.8	27.7	25.0	32.1	117.6
Operating income	10.9	15.5	18.9	14.0	59.3
Net income	$ 7.5	$ 10.2	$ 11.5	$ 2.4	$ 31.6
Basic and diluted earnings per share:					
Basic earnings per share	$ 0.34	$ 0.45	$ 0.51	$ 0.10	$ 1.40
Diluted earnings per share	$ 0.33	$ 0.45	$ 0.51	$ 0.10	$ 1.39

(22) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through February 26, 2015 the date the consolidated financial statements were issued.

As of January 12, 2015, EDGX and EDGA began routing all trades through the BATS Trading broker-dealer. DE Route will no longer be used as a routing facility for EDGX and EDGA.

On January 28, 2015, the Company entered into a definitive agreement to acquire Hotspot FX, an institutional spot foreign exchange market, in a cash transaction valued at $365 million (the Hotspot Transaction).

During January 2015, the Company returned certain leased computer equipment used with the EDGX and EDGA platforms, which was transitioned to the BATS platform effective January 12, 2015. In connection with this return of the leased equipment a liability for the remaining fair value of the lease obligation of $6.0 million was recorded in January 2015, as the Company no longer received economic benefit from the leased assets subsequent to the integration of the EDGX and EDGA platforms. Lease payments will continue to be made in accordance with the original lease arrangement.

Beginning in 2015, the legacy Direct Edge 401(k) plan was closed and all U.S. employees were eligible for the BATS 401(k) retirement plan.

On February 24, 2015, the Company amended its 2014 Loan in anticipation of the closing of the Hotspot Transaction (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2) and, both of which will be funded upon consummation of the Hotspot Transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points and replaces the revolving credit facility under the 2014 Loan.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2014.

BATS EXCHANGE, INC.

Financial Statements

December 31, 2014

(With Independent Auditors' Report Thereon)

BATS EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Comprehensive Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 15



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Exchange, Inc.:

We have audited the accompanying financial statements of BATS Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

BATS EXCHANGE, INC.

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	23,909
Financial investments		28,399
Accounts receivable, net, including $21,184 from related parties		56,469
Other receivables		2,418
Prepaid expenses		2,019
Total current assets		113,214
Intercompany receivable		107,909
Property and equipment, net		915
Deferred income taxes, net		3,648
Other assets		1,506
Total assets	$	227,192
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $8,259 to related parties	$	23,401
Section 31 fees payable		45,820
Deferred income taxes		110
Other current liabilities		579
Total current liabilities		69,910
Unrecognized tax benefits		6,815
Other liabilities		2,858
Stockholder's equity:		
Accumulated other comprehensive income, net		—
Additional paid-in capital		64,344
Retained earnings		83,265
Total stockholder's equity		147,609
Total liabilities and stockholder's equity	$	227,192

See accompanying notes to financial statements.

BATS EXCHANGE, INC.

Statement of Income

Year ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees, including $241,143 from related parties	$	514,801
Regulatory transaction fees		118,010
Market data fees		42,649
Port fees and other		25,249
Total revenues		700,709
Cost of revenues:		
Liquidity payments, including $259,546 to related parties		450,527
Section 31 fees		118,010
Routing and clearing		24,902
Total cost of revenues		593,439
Revenues less cost of revenues		107,270
Operating expenses:		
Compensation and benefits		21,012
Systems and data communication		4,974
Depreciation		2,820
Occupancy		1,253
Professional and contract services		2,194
Regulatory costs		5,615
Management fee		1,119
General and administrative		5,441
Total operating expenses		44,428
Operating income		62,842
Non-operating income:		
Interest and investment income		23
Other income		47
Income before income tax provision		62,912
Income tax provision		25,207
Net income	$	37,705

See accompanying notes to financial statements.

BATS EXCHANGE, INC.

Statement of Comprehensive Income

Year ended December 31, 2014

(In thousands)

Net income	$	37,705
Other comprehensive income, before tax:		
Unrealized holding gains on available-for-sale investments		11
Less: Reclassification adjustments for gains included in interest and investment income		(11)
Other comprehensive income, net of tax		—
Comprehensive income	$	37,705

See accompanying notes to financial statements.

BATS EXCHANGE, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

(In thousands)

	Accumulated other comprehensive income	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2013	$ —	$ 64,344	$ 45,560	$ 109,904
Net income	—	—	37,705	37,705
Balance at December 31, 2014	$ —	$ 64,344	$ 83,265	$ 147,609

See accompanying notes to financial statements.

BATS EXCHANGE, INC.

Statement of Cash Flows

Year ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net income	$	37,705
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,820
Provision for uncollectable accounts receivable		40
Deferred income taxes		(2,069)
Changes in assets and liabilities:		
Receivables, including $11,850 from related parties		(18,285)
Intercompany receivables		(50,715)
Prepaid and other assets		(386)
Accounts payable and accrued liabilities including $3,548 to related parties		6,244
Unrecognized tax benefits		1,003
Section 31 fees payable		15,886
Other liabilities		2,205
Net cash used in operating activities		(5,552)
Cash flows from investing activities:		
Purchases of financial investments		(73,790)
Proceeds from maturities of financial investments		60,100
Purchases of property and equipment		(53)
Net cash used in investing activities		(13,743)
Decrease in cash and cash equivalents		(19,295)
Cash and cash equivalents:		
Beginning of year		43,204
End of year	$	23,909

See accompanying notes to financial statements.

(1) Nature of Operations

BATS Exchange, Inc. (the Company or BATS), a wholly owned subsidiary of BATS Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, and Chicago, Illinois. In addition to equity and options trading, the Company also lists Exchange Traded Funds (ETFs) and provides market data products to its members.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(d) Financial Investments

Financial investments are classified as available-for-sale.

Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income, net in the accompanying statement of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying statement of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(e) Accounts Receivable, Net

Accounts receivable represent amounts due from the Company's customers and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific customer or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the

(In thousands)

statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the financial statements.

(4) Investments

The Company's financial investments, which are classified as available-for-sale, have original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows as of December 31, 2014:

	Cost basis	Unrealized gains	Unrealized losses	Fair value
U.S. Treasury securities	$ 28,399	$ —	$ —	$ 28,399

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014:

Accounts payable	$	19,726
Accrued liabilities		3,675
Accounts payable and accrued liabilities	$	23,401

(6) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Cash and cash equivalents is categorized as Level 1, while accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(In thousands)

(7) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder of the Parent. As of December 31, 2014, $52,396 in cash and cash equivalents and financial investments were held in such accounts.

The Company routes certain trades to other market centers through affiliated broker-dealers. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealers. The total expense associated with these arrangements is $24,902 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent for the year ended December 31, 2014:

Compensation and benefits	$	21,012
Occupancy		1,253
Management fee		1,119
	$	23,384

The intercompany receivable balance presented on the statement of financial condition is primarily made up of a receivable from certain trading activities with the Parent and other affiliated entities.

(In thousands)

(8) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
Deferred rent	$	1,094
Deferred revenue		290
Bad debts		27
Other assets		317
Unrecognized tax benefits		2,412
Total deferred tax assets		4,140
Deferred tax liabilities:		
Property and equipment		175
Prepaid expenses		427
Total deferred tax liabilities		602
Net deferred tax assets	$	3,538

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore no valuation allowance related to deferred tax assets was established as of or during the year ended December 31, 2014.

The income tax provision for the year ended December 31, 2014 consists of the following:

Current tax expense:		
Federal	$	20,635
State		6,641
Total current tax expense		27,276
Deferred income tax benefit:		
Federal		(1,448)
State		(621)
Income tax provision	$	25,207

BATS EXCHANGE, INC.
Notes to Financial Statements
December 31, 2014
(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2014 due to the following:

Computed "expected" income tax provision	$ 22,019	35.0%
(Decrease) increase in income tax resulting from:		
Section 199 benefit	(750)	(1.2)
State income taxes	2,648	4.2
Unrecognized tax benefit	1,403	2.2
Other	(113)	(0.1)
Income tax provision	$ 25,207	40.1%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2014 is as follows:

Balance at beginning of year	$ 5,237
Additions for current year tax positions	1,646
Additions for prior year tax positions	677
Reductions related to expirations of statute of limitations	(315)
Settlements	(960)
Balance at end of year	$ 6,285

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $400 within the next twelve months due to expiring statutes of limitation.

At December 31, 2014, the Company had $4,402 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $530 related to unrecognized tax benefits at December 31, 2014.

The Company settled its income tax payable balance with the Parent as of December 31, 2014.

The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands)

(9) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various reviews, inspections or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York (the "Southern District"). The Court issued a final order dismissing the case on November 9, 2012. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court, and in March 2014 denied Realtime's request for a panel rehearing. On May 12, 2014, the Company entered into a license agreement with Realtime and settled the matter for an immaterial amount.

In a complaint originally filed on January 23, 2014 and amended on February 17, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs). On December 11, 2014, the Company entered into a Settlement and License Agreement with LI for an immaterial amount and a Stipulation of Dismissal with Prejudice was filed with the Court on December 12, 2014.

In May 2014, three class action lawsuits were filed in the Southern District by Harold Lanier against various securities exchanges, including the Company that are participants in each of the three national market system data distribution plans - CTA, UTP, and the Options Price Reporting Authority (the Plans) - which are established under the Exchange Act and regulated by the SEC. Lanier alleged that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints sought, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. On April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Lanier filed a notice of appeal from the Court's Opinion and Order and final Judgment of dismissal. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

(In thousands)

In February 2012, the Company received a written requests from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Parent's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the Company received an Investigation Closing Letter from the SEC's Division of Enforcement. No findings were reported as a result of this investigation.

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through June 24, 2015 the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2014.

BATS Y-EXCHANGE, INC.

Financial Statements

December 31, 2014

(With Independent Auditors' Report Thereon)

BATS Y-EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Comprehensive Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 14



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
BATS Y-Exchange, Inc.:

We have audited the accompanying financial statements of BATS Y-Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

BATS Y-EXCHANGE, INC.

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets

Current assets:		
Cash and cash equivalents	$	6,363
Financial investments		9,500
Accounts receivable, net, including $7,210 from related parties		17,330
Other receivables		29
Deferred income taxes, net		117
Prepaid expenses		173
Total current assets		33,512
Intercompany receivable		18,333
Property and equipment, net		758
Deferred income taxes, net		448
Total assets	$	53,051
Current liabilities:		
Accounts payable and accrued liabilities, including $1,284 to related parties	$	4,663
Section 31 fees payable		18,047
Other current liabilities		360
Total current liabilities		23,070
Unrecognized tax benefits		1,099
Stockholder's equity:		
Accumulated other comprehensive income, net		—
Additional paid-in capital		8,538
Retained earnings		20,344
Total stockholder's equity		28,882
Total liabilities and stockholder's equity	$	53,051

See accompanying notes to financial statements.

BATS Y-EXCHANGE, INC.

Statement of Income

Year ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees, including $46,946 from related parties	$	83,768
Regulatory transaction fees		40,478
Market data fees		14,867
Port fees and other		8,284
Total revenues		147,397
Cost of revenues:		
Liquidity payments, including $34,067 to related parties		67,033
Section 31 fees		40,478
Routing and clearing		9,643
Total cost of revenues		117,154
Revenues less cost of revenues		30,243
Operating expenses:		
Compensation and benefits		6,614
Systems and data communication		1,440
Depreciation		761
Occupancy		395
Professional and contract services		633
Regulatory costs		1,871
Management fee		187
General and administrative		1,153
Total operating expenses		13,054
Operating income		17,189
Non-operating income:		
Interest and investment income		4
Income before income tax provision		17,193
Income tax provision		6,809
Net income	$	10,384

See accompanying notes to financial statements.

BATS Y-EXCHANGE, INC.

Statement of Comprehensive Income

Year ended December 31, 2014

(In thousands)

Net income	$	10,384
Other comprehensive income, before tax:		
Unrealized holding gains on available-for-sale investments		2
Less: Reclassification adjustments for gains included in interest and investment income		(2)
Other comprehensive income, net of tax		—
Comprehensive income	$	10,384

See accompanying notes to financial statements.

BATS Y-EXCHANGE, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

(In thousands)

	Accumulated other comprehensive income	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2013	$	$ 8,538	$ 9,960	$ 18,498
Net income	—	—	10,384	10,384
Balance at December 31, 2014	$ —	$ 8,538	$ 20,344	$ 28,882

See accompanying notes to financial statements.

BATS Y-EXCHANGE, INC.

Statement of Cash Flows

Year ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net Income	$	10,384
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		761
Provision for uncollectable accounts receivable		23
Deferred income taxes		(496)
Changes in assets and liabilities:		
Receivables including $3,265 from related parties		(10,524)
Intercompany receivables		(10,274)
Prepaid expenses		12
Accounts payable and accrued liabilities including $1,227 to related parties		4,410
Unrecognized tax benefits		449
Section 31 fees payable		11,214
Other Current Liabilities		359
Net cash provided by operating activities		6,318
Cash flows from investing activities:		
Purchases of financial investments		(21,900)
Proceeds from maturities of financial investments		15,900
Net cash used in investing activities		(6,000)
Increase in cash and cash equivalents		318
Cash and cash equivalents:		
Beginning of year		6,045
End of year	$	6,363

See accompanying notes to financial statements.

BATS Y-EXCHANGE, INC.
Notes to Financial Statements
December 31, 2014
(In thousands)

(1) Nature of Operations

BATS Y-Exchange, Inc. (the Company or BATS), a wholly owned subsidiary of BATS Global Markets, Inc. (the Parent), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, and Chicago, Illinois.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(d) Financial Investments

Financial investments are classified as available-for-sale.

Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income, net in the accompanying statement of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying statement of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(e) Accounts Receivable, Net

Accounts receivable represent amounts due from the Company's customers and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific customer or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

(In thousands)

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the financial statements.

(4) Investments

The Company's financial investments, which are classified as available-for-sale, have original or acquired maturities longer than three months, but mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows as of December 31, 2014:

	Cost basis	Unrealized gains	Unrealized losses	Fair value
U.S. Treasury securities	$ 9,500	$ —	$ —	$ 9,500

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014:

Accounts payable	$ 4,560
Accrued liabilities	103
Accounts payable and accrued liabilities	$ 4,663

(6) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.
>
> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Cash and cash equivalents is categorized as Level 1, while accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(7) Related Party Transactions

Certain affiliates of stockholders of the Parent conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company maintains brokerage accounts containing cash and investments with a stockholder of the Parent. As of December 31, 2014, $15,863 in cash and cash equivalents and financial investments were held in such accounts.

The Company routes certain trades to other market centers through affiliated broker-dealers. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealers. The total expense associated with these arrangements is $9,643 and is included in routing and clearing in the statement of income.

(In thousands)

The Company also records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries for the year ended December 31, 2014:

Compensation and benefits	$	6,614
Systems and data communication		1,440
Occupancy		395
Professional and contract services		633
Regulatory costs		1,871
Management fee		187
General and administrative		1,153
	$	12,293

The intercompany receivable balance presented on the statement of financial condition is primarily made up of a receivable from certain trading activities with the Parent and other affiliated entities.

(8) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
Start-up expenditures	$	154
Deferred revenue		145
Bad debts		12
Other assets		21
Unrecognized tax benefits		388
Total deferred tax assets		720
Deferred tax liabilities:		
Property and equipment		115
Prepaid expenses		40
Total deferred tax liabilities		155
Net deferred tax assets	$	565

The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future

(In thousands)

taxable income; therefore no valuation allowance related to deferred tax assets was established as of or during the year ended December 31, 2014.

The income tax provision for the year ended December 31, 2014 consists of the following:

Current tax expense:		
Federal	$	5,748
State		1,557
Total current tax expense		7,305
Deferred income tax benefit:		
Federal		(416)
State		(80)
Income tax provision	$	6,809

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ended December 31, 2014 due to the following:

Computed "expected" income tax provision	$	6,018	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefit		(170)	(1.0)
State income taxes		681	4.0
Unrecognized tax benefits		291	1.7
Other		(11)	(0.1)
Income tax provision	$	6,809	39.6%

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2014 is as follows:

Balance at beginning of year	$	626
Additions for current year tax positions		360
Additions for prior year tax positions		116
Reductions for prior year tax positions		(68)
Reductions related to expirations of statute of limitations		(4)
Balance at end of year	$	1,030

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $30 within the next twelve months due to expiring statutes of limitation.

(In thousands)

At December 31, 2014, the Company had $711 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $69 related to unrecognized tax benefits at December 31, 2014.

The Company settled its income tax payable balance with the Parent as of December 31, 2014.

The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax years 2011, 2012 and 2013 and under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various reviews, inspections, or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In May 2014, three class action lawsuits were filed in the Southern District by Harold Lanier against various securities exchanges, including the Company, that are participants in each of the three national market system data distribution plans - the CTA, the UTP, and the Options Price Reporting Authority (the Plans) - which are established under the Exchange Act and regulated by the SEC. Lanier alleged that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints sought, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. On April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Lanier filed a notice of appeal from the Court's Opinion and Order and final Judgment of dismissal. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

In February 2012, the Company received a written requests from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Parent's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the Company received an Investigation Closing Letter from the SEC's Division of Enforcement. There were no findings as a result of this investigation.

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through June 24, 2015 the date the financial statements were issued.

There have been no subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2014.

EDGA EXCHANGE, INC.

Statement of Operations (unaudited)

One month ended January 31, 2014

(In thousands)

Revenues:		
Transaction fees	$	5,520
Regulatory transaction fees		2,149
Market data fees		839
Port fees and other		1,153
Total revenues		9,662
Cost of revenues:		
Liquidity payments		712
Section 31 fees		2,149
Routing and clearing		2,759
Total cost of revenues		5,620
Revenues less cost of revenues		4,042
Operating expenses:		
Compensation and benefits		14,544
Systems and data communication		533
Occupancy		45
Professional and contract services		3,847
Regulatory costs		148
Management fee		192
General and administrative		73
Total operating expenses		19,383
Loss before income tax benefit		(15,341)
Income tax benefit		(6,289)
Net loss	$	(9,051)

EDGA EXCHANGE, INC.

Financial Statements

Eleven months ended December 31, 2014

(With Independent Auditors' Report Thereon)

EDGA EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Comprehensive Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 14



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
EDGA Exchange, Inc.:

We have audited the accompanying financial statements of EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the eleven months then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the eleven months then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

EDGA EXCHANGE, INC.

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets

Current assets:		
Cash and cash equivalents	$	2,733
Financial investments		7,300
Accounts receivable, net, including $5,721 from related parties		14,139
Deferred income taxes, net		285
Total current assets		24,457
Intercompany receivable		38,138
Deferred income taxes, net		823
Total assets	$	63,418

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued liabilities, including $77 to related parties	$	7,230
Section 31 fees payable		13,715
Other current liabilities		325
Total current liabilities		21,270
Unrecognized tax benefits		116
Deferred income taxes		263
Stockholder's equity:		
Accumulated other comprehensive income, net		—
Additional paid-in capital		32,892
Retained earnings		8,877
Total stockholder's equity		41,769
Total liabilities and stockholder's equity	$	63,418

See accompanying notes to financial statements.

EDGA EXCHANGE, INC.

Statement of Income

Eleven months ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees, including $13,167 from related parties	$	50,421
Regulatory transaction fees		32,798
Market data fees		12,401
Port fees and other		9,686
Total revenues		105,306
Cost of revenues:		
Liquidity payments, including $4,393 to related parties		7,915
Section 31 fees		32,798
Routing and clearing		24,739
Total cost of revenues		65,452
Revenues less cost of revenues		39,854
Operating expenses (allocated from Parent):		
Compensation and benefits		11,659
Systems and data communication		2,949
Occupancy		485
Professional and contract services		403
Regulatory costs		1,030
Management fee		4,601
General and administrative		3,694
Total operating expenses		24,821
Operating income		15,033
Non-operating income (expense):		
Interest and investment income		3
Other expense		(1)
Income before income tax provision		15,035
Income tax provision		6,158
Net income	$	8,877

See accompanying notes to financial statements.

EDGA EXCHANGE, INC.

Statement of Comprehensive Income

Eleven months ended December 31, 2014

(In thousands)

Net income	$	8,877
Other comprehensive income, before tax:		
Unrealized holding gains on available-for-sale investments		2
Less: Reclassification adjustments for gains included in interest and investment income		(2)
Other comprehensive income, net of tax		—
Comprehensive income	$	8,877

See accompanying notes to financial statements.

EDGA EXCHANGE, INC.

Statement of Changes in Stockholder's Equity

Eleven months ended December 31, 2014

(In thousands)

	Accumulated other comprehensive income	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 31, 2014	$ —	$ 32,892	$ —	$ 32,892
Net income	—	—	8,877	8,877
Balance at December 31, 2014	$ —	$ 32,892	$ 8,877	$ 41,769

See accompanying notes to financial statements.

EDGA EXCHANGE, INC.

Statement of Cash Flows

Eleven months ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net income	$	8,877
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for uncollectable accounts receivable		13
Deferred income taxes		555
Changes in assets and liabilities:		
Receivables including $7,020 from related parties		(1,577)
Intercompany receivables		(12,297)
Accounts payable and accrued liabilties, including $31 to related parties		7,117
Unrecognized tax benefits		(64)
Section 31 fees payable		3,014
Other liabilities		324
Net cash provided by operating activities		5,962
Cash flows from investing activities:		
Purchases of financial investments		(20,600)
Proceeds from maturities of financial investments		13,300
Net cash used in investing activities		(7,300)
Decrease in cash and cash equivalents		(1,338)
Cash and cash equivalents:		
Beginning of the period		4,071
End of year	$	2,733

See accompanying notes to financial statements.

EDGA EXCHANGE, INC.
Notes to Financial Statements
(In thousands)

(1) Nature of Operations

EDGA Exchange, Inc. (the Company or EDGA), a wholly owned subsidiary of BATS Global Markets, Inc. (BATS), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, and Chicago, Illinois. On January 31, 2014 (the Acquisition Date), the Company's parent, Direct Edge Holdings LLC (Direct Edge), was acquired by BATS. The statement of income includes results of operations for the eleven month period beginning February 1, 2014 through December 31, 2014.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(d) Financial Investments

Financial investments are classified as available-for-sale.

Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income, net in the accompanying statement of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying statement of income.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(e) Accounts Receivable, Net

Accounts receivable represent amounts due from the Company's customers and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific customer or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(f) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in BATS' income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with BATS.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "taker-maker" pricing model, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

(In thousands)

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of income. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the financial statements.

(4) Investments

The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows as of December 31, 2014:

	Cost basis		Unrealized gains		Unrealized losses		Fair value	
U.S. Treasury securities	$	7,300	$	—	$	—	$	7,300

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014:

Accounts payable	$	230
Accrued liabilites		7,000
Accounts payable and accrued liabilities	$	7,230

(6) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

(In thousands)

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Cash and cash equivalents is categorized as Level 1, while accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(7) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder of BATS. As of December 31, 2014, $10,033 in cash and cash equivalents and financial investments were held in such accounts.

The Company routes certain trades to other market centers through affiliated broker-dealers. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealers. The total expense associated with this arrangement is $24,739 and is included in routing and clearing in the statement of income.

The Company also records expenses allocated from BATS for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from BATS for the eleven months ended December 31, 2014:

Compensation and benefits	$	11,659
Systems and data communication		2,949
Occupancy		485
Professional and contract services		403
Regulatory costs		1,030
Management fee		4,601
General and administrative		3,694
	$	24,821

The intercompany receivable balance presented on the statement of financial condition is primarily made up of a receivable from certain trading activities with the Parent and other affiliated entities.

(In thousands)

(8) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
State net operating losses	$	681
Deferred revenue		134
Bad debts		4
Unrecognized tax benefits		26
Total deferred tax assets		845

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2014, the Company has state net operating loss carryforwards of approximately $11,200 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire beginning in 2026. Certain of the net operating losses are subject to limitations caused by a change in ownership. The Company anticipates that all state net operating losses will be utilized prior to expiration. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore no valuation allowance related to deferred tax amounts was established as of or during the eleven months ended December 31, 2014.

The income tax provision for the eleven months ended December 31, 2014 consists of the following:

Current tax expense:		
Federal	$	4,532
State		1,071
Total current tax expense		5,603
Deferred income tax (benefit) expense:		
Federal		(12)
State		567
Income tax provision	$	6,158

(In thousands)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the eleven months ended December 31, 2014 due to the following:

Computed "expected" income tax provision	$	5,262	35.0%
(Decrease) increase in income tax resulting from:			
Section 199 benefit		(156)	(1.0)
State income taxes		1,018	6.8
Unrecognized tax benefits		14	0.1
Other		20	0.1
Income tax provision	$	6,158	41.0%

A reconciliation of the unrecognized tax benefits for the eleven months ended December 31, 2014 is as follows:

Balance at January 31, 2014	$	166
Additions for current year tax positions		—
Additions for prior year tax positions		43
Reductions for prior year tax positions		(90)
Reductions due to settlements		(26)
Balance at December 31, 2014	$	93

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $8 within the next twelve months due to expiring statutes of limitation.

At December 31, 2014, the Company had $90 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $23 related to uncertain tax positions at December 31, 2014.

The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax years 2012, 2013 and the short-period ended January 31, 2014. The Company is also under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various reviews, inspections or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the financial position,

(In thousands)

results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

In May 2014, three class action lawsuits were filed in the Southern District by Harold Lanier against various securities exchanges, including the Company, that are participants in each of the three national market system data distribution plans – the CTA, the UTP Plan, and the Options Price Reporting Authority (the Plans) - which are established under the Exchange Act and regulated by the SEC. Lanier alleged that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints sought, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. On April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Lanier filed a notice of appeal from the Court's Opinion and Order and final Judgment of dismissal. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of Direct Edge's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against EDGA Exchange, Inc. and an affiliate (the Exchanges) in which the Exchanges entered into a settlement agreement with the Commission, without admitting or denying the allegations, agreeing to pay a fine in the amount of $14,000 and comply with certain undertakings. The fine was paid to the SEC on January 13, 2015 by the Exchanges. The settlement arrangement named both of the Exchanges; therefore, the fine was proportionately allocated between the Company and its affiliate. Furthermore, BATS indemnified the Exchanges against the full amount of the SEC fine. Consequently, the Company recorded an intercompany receivable and a corresponding payable to the SEC of $7,000. The other affiliate named in the settlement arrangement recorded the remaining $7,000 of the aforementioned fine.

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through June 24, 2015 the date the financial statements were issued.

As of January 12, 2015, the Company's exchange operations were migrated to a new technology platform. In conjunction with this migration, the Company began routing all trades through the Parent's affiliated broker-dealer. The Company will no longer route trades through its legacy affiliated broker-dealer.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2014.

EDGX EXCHANGE, INC.

Statement of Operations (unaudited)

One month ended January 31, 2014

(In thousands)

Revenues:		
Transaction fees	$	34,459
Regulatory transaction fees		6,736
Market data fees		3,142
Port fees and other		1,144
Total revenues		45,481
Cost of revenues:		
Liquidity payments		31,937
Section 31 fees		6,736
Routing and clearing		1,383
Other		2
Total cost of revenues		40,058
Revenues less cost of revenues		5,423
Operating expenses:		
Compensation and benefits		14,544
Systems and data communication		1,210
Occupancy		45
Professional and contract services		3,847
Regulatory costs		148
Management fee		376
General and administrative		73
Total operating expenses		20,243
Loss before income tax benefit		(14,820)
Income tax benefit		(5,928)
Net loss	$	(8,892)

EDGX EXCHANGE, INC.

Financial Statements

Eleven Months Ended December 31, 2014

(With Independent Auditors' Report Thereon)

EDGX EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Comprehensive Loss	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 13



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
EDGX Exchange, Inc.:

We have audited the accompanying financial statements of EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the eleven months then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the eleven months then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

EDGX EXCHANGE, INC.

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	6,398
Restricted cash		14,000
Financial investments		16,199
Accounts receivable, net, including $10,841 from related parties		31,357
Deferred income taxes, net		433
Total current assets		68,387
Intercompany receivable		8,827
Deferred income taxes, net		787
Total assets	$	78,001
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $5,302 to related parties	$	20,102
Section 31 fees payable		30,116
Deferred income taxes		33
Other current liabilities		321
Total current liabilities		50,572
Unrecognized tax benefits		284
Deferred income taxes		200
Stockholder's equity:		
Accumulated other comprehensive income, net		—
Additional paid-in capital		29,298
Retained deficit		(2,353)
Total stockholder's equity		26,945
Total liabilities and stockholder's equity	$	78,001

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Operations

Eleven months ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees, including $140,669 from related parties	$	298,482
Regulatory transaction fees		80,679
Market data fees		31,638
Port fees and other		13,052
Total revenues		423,851
Cost of revenues:		
Liquidity payments, including $132,937 to related parties		273,911
Section 31 fees		80,679
Routing and clearing		12,164
Other		80
Total cost of revenues		366,834
Revenues less cost of revenues		57,017
Operating expenses allocated from Parent:		
Compensation and benefits		28,823
Systems and data communication		7,261
Occupancy		1,203
Professional and contract services		997
Regulatory costs		2,546
Management fee		11,376
General and administrative		9,111
Total operating expenses		61,317
Operating loss		(4,300)
Non-operating income:		
Interest and investment income		8
Other income		365
Loss before income tax benefit		(3,927)
Income tax benefit		1,574
Net loss	$	(2,353)

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Comprehensive Loss

Eleven months ended December 31, 2014

(In thousands)

Net loss	$	(2,353)
Other comprehensive loss, before tax:		
Unrealized holding gains on available-for-sale investments		7
Less: Reclassification adjustments for gains included in interest and investment income		(7)
Other comprehensive income, net of tax		—
Comprehensive loss	$	(2,353)

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Changes in Stockholder's Equity

Eleven months ended December 31, 2014

(In thousands)

	Accumulated other comprehensive income		Additional paid-in capital		Retained deficit		Total stockholder's equity	
Balance at January 31, 2014	$	—	$	29,298	$	—	$	29,298
Net loss		—		—		(2,353)		(2,353)
Balance at December 31, 2014	$	—	$	29,298	$	(2,353)	$	26,945

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Cash Flows

Eleven months ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net loss	$	(2,353)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for uncollectable accounts receivable		16
Deferred income taxes		399
Changes in assets and liabilities:		
Receivables, including $1,092 from related parties		8,637
Intercompany receivable		21,442
Accounts payable and accrued liabilities, including $450 to related parties		4,330
Unrecognized tax benefits		(2)
Section 31 fees payable		(3,949)
Other liabilities		321
Net cash provided by operating activities		28,841
Cash flows from investing activities:		
Purchases of financial investments		(53,099)
Proceeds from maturities of financial investments		36,900
Changes in restricted cash		(14,000)
Net cash used in investing activities		(30,199)
Decrease in cash and cash equivalents		(1,358)
Cash and cash equivalents:		
Beginning of the period		7,756
End of year	$	6,398

See accompanying notes to financial statements.

(1) Nature of Operations

EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of BATS Global Markets, Inc. (BATS), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, and Chicago, Illinois. On January 31, 2014 (the Acquisition Date), the Company's parent, Direct Edge Holdings LLC (Direct Edge), was acquired by BATS. The statement of operations includes results of operations for the eleven month period beginning February 1, 2014 through December 31, 2014.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(d) Restricted Cash

The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the statement of financial condition.

(e) Financial Investments

Financial investments are classified as available-for-sale.

Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income, net in the accompanying statement of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying statement of operations.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) Accounts Receivable, Net

Accounts receivable represent amounts due from the Company's customers and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific customer or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in BATS' income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with BATS.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax benefit within the statement of operations.

(In thousands)

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of operations. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue

(In thousands)

recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the financial statements.

(4) Investments

The Company's financial investments, which are classified as available-for-sale, have original or acquired maturities longer than three months, but mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows as of December 31, 2014:

	Cost basis	Unrealized gains	Unrealized losses	Fair value
U.S. Treasury securities	$ 16,199	$ —	$ —	$ 16,199

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014:

Accounts payable	$ 13,076
Accrued liabilites	7,026
Accounts payable and accrued liabilities	$ 20,102

(6) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

(In thousands)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of data sources, including active market makers and inter-dealer brokers and therefore are categorized as Level 1.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Cash and cash equivalents is categorized as Level 1, while accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(7) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder of BATS. As of December 31, 2014, $22,597 in cash and cash equivalents and financial investments were held in such accounts.

The Company routes certain trades to other market centers through affiliated broker-dealers. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealers. The total expense associated with these arrangements is $12,164 and is included in routing and clearing in the statement of operations.

The Company also records expenses allocated from BATS for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from BATS for the eleven months ended December 31, 2014:

Compensation and benefits	$	28,823
Systems and data communication		7,261
Occupancy		1,203
Professional and contract services		997
Regulatory costs		2,546
Management fee		11,376
General and administrative		9,111
	$	61,317

The intercompany receivable balance presented on the statement of financial condition is primarily made up of a receivable from certain trading activities with the Parent and other affiliated entities.

EDGX EXCHANGE, INC.
Notes to Financial Statements
(In thousands)

(8) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
State net operating losses	$	771
Deferred revenue		132
Bad debts		6
Unrecognized tax benefits		78
Total deferred tax assets		987

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2014, the Company has state net operating loss carryforwards of approximately $13,000 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire beginning in 2026. Certain of the net operating losses are subject to limitations caused by a change in ownership. The Company anticipates that all state net operating losses will be utilized prior to expiration. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore no valuation allowance related to deferred tax assets was established as of or during the eleven months ended December 31, 2014.

The income tax benefit for the eleven months ended December 31, 2014 consists of the following:

Current tax benefit:		
Federal	$	(1,312)
State		(661)
Total current tax benefit		(1,973)
Deferred income tax expense:		
Federal		28
State		371
Income tax benefit	$	(1,574)

(In thousands)

The income tax benefit differs from the amount of income tax determined by applying the U.S. federal income tax rate to loss before income tax benefit for the eleven months ended December 31, 2014 due to the following:

Computed "expected" income tax benefit	$	(1,374)	35.0%
(Increase) decrease in income tax benefit resulting from:			
State income taxes		(273)	7.0
Unrecognized tax benefit		77	(2.0)
Other		(4)	0.1
Income tax benefit	$	(1,574)	40.1%

A reconciliation of the unrecognized tax benefits for the eleven months ended December 31, 2014 is as follows:

Balance at January 31, 2014	$	228
Additions for current year tax positions		—
Additions for prior year tax positions		140
Reductions for prior year tax positions		(121)
Reductions due to settlements		(23)
Balance at December 31, 2014	$	224

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $20 within the next twelve months due to expiring statutes of limitation.

At December 31, 2014, the Company had $204 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $57 related to uncertain tax positions at December 31, 2014.

The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax years 2012, 2013 and the short-period ended January 31, 2014, prior to the Acquisition Date. The Company is also under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various reviews, inspections, or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(In thousands)

In May 2014, three class action lawsuits were filed in the Southern District by Harold Lanier against various securities exchanges, including the Company, that are participants in each of the three national market system data distribution plans - the CTA, the UTP, and the Options Price Reporting Authority (the Plans) - which are established under the Exchange Act and regulated by the SEC. Lanier alleged that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints sought, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. On April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Lanier filed a notice of appeal from the Court's Opinion and Order and final Judgment of dismissal. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of Direct Edge's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against EDGX Exchange, Inc. and an affiliate (the Exchanges) in which the Exchanges entered into a settlement agreement with the Commission, without admitting or denying the allegations, agreeing to pay a fine in the amount of $14,000 and comply with certain undertakings. The fine was paid to the SEC on January 13, 2015 by the Exchanges. The settlement arrangement named both of the Exchanges; therefore, the fine was proportionately allocated between the Company and its affiliate. Furthermore, BATS indemnified the Exchanges against the full amount of the SEC fine. Consequently, the Company recorded an intercompany receivable and a corresponding payable to the SEC of $7,000. The other affiliate named in the settlement arrangement recorded the remaining $7,000 of the aforementioned fine.

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through June 24, 2015 the date the financial statements were issued.

As of January 12, 2015, the Company's exchange operations were migrated to a new technology platform. In conjunction with this migration, the Company began routing all trades through the Parent's affiliated broker-dealer. The Company will no longer route trades through its legacy affiliated broker-dealer.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the eleven months ended December 31, 2014.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Attached please find audited financial statements of EDGX Exchange, Inc. for February 1 through December 31, 2014 of the latest fiscal year. Also, as discussed with Commission staff, please find attached unaudited financial statements of EDGX Exchange, Inc. for the period January 1, 2014 through January 31, 2014. EDGX Exchange, Inc. has no consolidated subsidiaries.

EDGX EXCHANGE, INC.

Statement of Operations (unaudited)

One month ended January 31, 2014

(In thousands)

Revenues:	
Transaction fees	$ 34,459
Regulatory transaction fees	6,736
Market data fees	3,142
Port fees and other	1,144
Total revenues	45,481
Cost of revenues:	
Liquidity payments	31,937
Section 31 fees	6,736
Routing and clearing	1,383
Other	2
Total cost of revenues	40,058
Revenues less cost of revenues	5,423
Operating expenses:	
Compensation and benefits	14,544
Systems and data communication	1,210
Occupancy	45
Professional and contract services	3,847
Regulatory costs	148
Management fee	376
General and administrative	73
Total operating expenses	20,243
Loss before income tax benefit	(14,820)
Income tax benefit	(5,928)
Net loss	$ (8,892)

EDGX EXCHANGE, INC.

Financial Statements

Eleven Months Ended December 31, 2014

(With Independent Auditors' Report Thereon)

EDGX EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Comprehensive Loss	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 13



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
EDGX Exchange, Inc.:

We have audited the accompanying financial statements of EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the eleven months then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the eleven months then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

EDGX EXCHANGE, INC.

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	6,398
Restricted cash		14,000
Financial investments		16,199
Accounts receivable, net, including $10,841 from related parties		31,357
Deferred income taxes, net		433
Total current assets		68,387
Intercompany receivable		8,827
Deferred income taxes, net		787
Total assets	$	78,001
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities, including $5,302 to related parties	$	20,102
Section 31 fees payable		30,116
Deferred income taxes		33
Other current liabilities		321
Total current liabilities		50,572
Unrecognized tax benefits		284
Deferred income taxes		200
Stockholder's equity:		
Accumulated other comprehensive income, net		—
Additional paid-in capital		29,298
Retained deficit		(2,353)
Total stockholder's equity		26,945
Total liabilities and stockholder's equity	$	78,001

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Operations

Eleven months ended December 31, 2014

(In thousands)

Revenues:		
Transaction fees, including $140,669 from related parties	$	298,482
Regulatory transaction fees		80,679
Market data fees		31,638
Port fees and other		13,052
Total revenues		423,851
Cost of revenues:		
Liquidity payments, including $132,937 to related parties		273,911
Section 31 fees		80,679
Routing and clearing		12,164
Other		80
Total cost of revenues		366,834
Revenues less cost of revenues		57,017
Operating expenses allocated from Parent:		
Compensation and benefits		28,823
Systems and data communication		7,261
Occupancy		1,203
Professional and contract services		997
Regulatory costs		2,546
Management fee		11,376
General and administrative		9,111
Total operating expenses		61,317
Operating loss		(4,300)
Non-operating income:		
Interest and investment income		8
Other income		365
Loss before income tax benefit		(3,927)
Income tax benefit		1,574
Net loss	$	(2,353)

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Comprehensive Loss

Eleven months ended December 31, 2014

(In thousands)

Net loss	$	(2,353)
Other comprehensive loss, before tax:		
Unrealized holding gains on available-for-sale investments		7
Less: Reclassification adjustments for gains included in interest and investment income		(7)
Other comprehensive income, net of tax		—
Comprehensive loss	$	(2,353)

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Changes in Stockholder's Equity

Eleven months ended December 31, 2014

(In thousands)

	Accumulated other comprehensive income	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at January 31, 2014	$ —	$ 29,298	$ —	$ 29,298
Net loss	—	—	(2,353)	(2,353)
Balance at December 31, 2014	$ —	$ 29,298	$ (2,353)	$ 26,945

See accompanying notes to financial statements.

EDGX EXCHANGE, INC.

Statement of Cash Flows

Eleven months ended December 31, 2014

(In thousands)

Cash flows from operating activities:		
Net loss	$	(2,353)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for uncollectable accounts receivable		16
Deferred income taxes		399
Changes in assets and liabilities:		
Receivables, including $1,092 from related parties		8,637
Intercompany receivable		21,442
Accounts payable and accrued liabilities, including $450 to related parties		4,330
Unrecognized tax benefits		(2)
Section 31 fees payable		(3,949)
Other liabilities		321
Net cash provided by operating activities		28,841
Cash flows from investing activities:		
Purchases of financial investments		(53,099)
Proceeds from maturities of financial investments		36,900
Changes in restricted cash		(14,000)
Net cash used in investing activities		(30,199)
Decrease in cash and cash equivalents		(1,358)
Cash and cash equivalents:		
Beginning of the period		7,756
End of year	$	6,398

See accompanying notes to financial statements.

(1) Nature of Operations

EDGX Exchange, Inc. (the Company or EDGX), a wholly owned subsidiary of BATS Global Markets, Inc. (BATS), is an electronic market for the trading of listed cash equity securities in the United States (U.S.). The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, and Chicago, Illinois. On January 31, 2014 (the Acquisition Date), the Company's parent, Direct Edge Holdings LLC (Direct Edge), was acquired by BATS. The statement of operations includes results of operations for the eleven month period beginning February 1, 2014 through December 31, 2014.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(c) Cash and Cash Equivalents

The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(d) Restricted Cash

The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the statement of financial condition.

(e) Financial Investments

Financial investments are classified as available-for-sale.

Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income, net in the accompanying statement of financial condition.

Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment income in the accompanying statement of operations.

A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(f) Accounts Receivable, Net

Accounts receivable represent amounts due from the Company's customers and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines if an allowance for uncollectible accounts receivable based on anticipated collections is required. In circumstances where a specific customer or market data distributors' inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected.

(g) Income Taxes

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in BATS' income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with BATS.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax benefit within the statement of operations.

(In thousands)

(h) Revenue Recognition

Transaction Fees and Liquidity Payments

Under the Company's "maker-taker" pricing model, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade, are recognized on a trade-date basis and are recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

The Company, as a U.S. exchange, is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934, as amended (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the Company. The Company, in turn, collects regulatory transaction fees from its members that are designed to equal to the Section 31 fees. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the statement of operations. The Company collects the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognizes these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

(3) Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue

(In thousands)

recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the financial statements.

(4) Investments

The Company's financial investments, which are classified as available-for-sale, have original or acquired maturities longer than three months, but mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows as of December 31, 2014:

	Cost basis	Unrealized gains	Unrealized losses	Fair value
U.S. Treasury securities	$ 16,199	$ —	$ —	$ 16,199

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2014:

Accounts payable	$ 13,076
Accrued liabilites	7,026
Accounts payable and accrued liabilities	$ 20,102

(6) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP sets out a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

(In thousands)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Financial investments consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of data sources, including active market makers and inter-dealer brokers and therefore are categorized as Level 1.

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature. Cash and cash equivalents is categorized as Level 1, while accounts receivable, other receivables, accounts payable and Section 31 fees payable are categorized as Level 2.

(7) Related Party Transactions

Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying statements of financial condition, income and cash flows.

The Company maintains brokerage accounts with a stockholder of BATS. As of December 31, 2014, $22,597 in cash and cash equivalents and financial investments were held in such accounts.

The Company routes certain trades to other market centers through affiliated broker-dealers. Based upon intercompany arrangements in place, the Company remits the revenue earned from customers for routing these transactions to the affiliated broker-dealers. The total expense associated with these arrangements is $12,164 and is included in routing and clearing in the statement of operations.

The Company also records expenses allocated from BATS for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from BATS for the eleven months ended December 31, 2014:

Compensation and benefits	$	28,823
Systems and data communication		7,261
Occupancy		1,203
Professional and contract services		997
Regulatory costs		2,546
Management fee		11,376
General and administrative		9,111
	$	61,317

The intercompany receivable balance presented on the statement of financial condition is primarily made up of a receivable from certain trading activities with the Parent and other affiliated entities.

(In thousands)

(8) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2014:

Deferred tax assets:		
State net operating losses	$	771
Deferred revenue		132
Bad debts		6
Unrecognized tax benefits		78
Total deferred tax assets		987

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2014, the Company has state net operating loss carryforwards of approximately $13,000 for tax purposes, which will be available to offset future taxable income. If not used, these carryforwards will expire beginning in 2026. Certain of the net operating losses are subject to limitations caused by a change in ownership. The Company anticipates that all state net operating losses will be utilized prior to expiration. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore no valuation allowance related to deferred tax assets was established as of or during the eleven months ended December 31, 2014.

The income tax benefit for the eleven months ended December 31, 2014 consists of the following:

Current tax benefit:		
Federal	$	(1,312)
State		(661)
Total current tax benefit		(1,973)
Deferred income tax expense:		
Federal		28
State		371
Income tax benefit	$	(1,574)

(In thousands)

The income tax benefit differs from the amount of income tax determined by applying the U.S. federal income tax rate to loss before income tax benefit for the eleven months ended December 31, 2014 due to the following:

Computed "expected" income tax benefit	$	(1,374)	35.0%
(Increase) decrease in income tax benefit resulting from:			
State income taxes		(273)	7.0
Unrecognized tax benefit		77	(2.0)
Other		(4)	0.1
Income tax benefit	$	(1,574)	40.1%

A reconciliation of the unrecognized tax benefits for the eleven months ended December 31, 2014 is as follows:

Balance at January 31, 2014	$	228
Additions for current year tax positions		—
Additions for prior year tax positions		140
Reductions for prior year tax positions		(121)
Reductions due to settlements		(23)
Balance at December 31, 2014	$	224

It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $20 within the next twelve months due to expiring statutes of limitation.

At December 31, 2014, the Company had $204 of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $57 related to uncertain tax positions at December 31, 2014.

The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax years 2012, 2013 and the short-period ended January 31, 2014, prior to the Acquisition Date. The Company is also under income tax examinations in certain states. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

From time to time the Company is involved in various reviews, inspections, or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(In thousands)

In May 2014, three class action lawsuits were filed in the Southern District by Harold Lanier against various securities exchanges, including the Company, that are participants in each of the three national market system data distribution plans - the CTA, the UTP, and the Options Price Reporting Authority (the Plans) - which are established under the Exchange Act and regulated by the SEC. Lanier alleged that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints sought, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. On April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Lanier filed a notice of appeal from the Court's Opinion and Order and final Judgment of dismissal. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC.

In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of Direct Edge's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against EDGX Exchange, Inc. and an affiliate (the Exchanges) in which the Exchanges entered into a settlement agreement with the Commission, without admitting or denying the allegations, agreeing to pay a fine in the amount of $14,000 and comply with certain undertakings. The fine was paid to the SEC on January 13, 2015 by the Exchanges. The settlement arrangement named both of the Exchanges; therefore, the fine was proportionately allocated between the Company and its affiliate. Furthermore, BATS indemnified the Exchanges against the full amount of the SEC fine. Consequently, the Company recorded an intercompany receivable and a corresponding payable to the SEC of $7,000. The other affiliate named in the settlement arrangement recorded the remaining $7,000 of the aforementioned fine.

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through June 24, 2015 the date the financial statements were issued.

As of January 12, 2015, the Company's exchange operations were migrated to a new technology platform. In conjunction with this migration, the Company began routing all trades through the Parent's affiliated broker-dealer. The Company will no longer route trades through its legacy affiliated broker-dealer.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the eleven months ended December 31, 2014.

EDGX EXCHANGE, INC.

Statement of Operations (unaudited)

One month ended January 31, 2014

(In thousands)

Revenues:		
Transaction fees	$	34,459
Regulatory transaction fees		6,736
Market data fees		3,142
Port fees and other		1,144
Total revenues		45,481
Cost of revenues:		
Liquidity payments		31,937
Section 31 fees		6,736
Routing and clearing		1,383
Other		2
Total cost of revenues		40,058
Revenues less cost of revenues		5,423
Operating expenses:		
Compensation and benefits		14,544
Systems and data communication		1,210
Occupancy		45
Professional and contract services		3,847
Regulatory costs		148
Management fee		376
General and administrative		73
Total operating expenses		20,243
Loss before income tax benefit		(14,820)
Income tax benefit		(5,928)
Net loss	$	(8,892)

EDGX EXCHANGE, INC.

Financial Statements

Eleven Months Ended December 31, 2014

(With Independent Auditors' Report Thereon)

EDGX EXCHANGE, INC.

Table of Contents

	Page
Independent Auditors' Report	
Financial Statements:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Comprehensive Loss	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 13



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
EDGX Exchange, Inc.:

We have audited the accompanying financial statements of EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, comprehensive loss, changes in stockholder's equity, and cash flows for the eleven months then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the eleven months then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP

June 24, 2015

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

EDGX Exchange, Inc. ("EDGX") is wholly-owned by Direct Edge LLC (f/k/a Direct Edge, Inc.) ("Direct Edge"). Direct Edge is the sole stockholder of EDGX and acquired its interest in the Exchange on July 22, 2010. Direct Edge is wholly-owned by Direct Edge Holdings LLC. BATS Global Markets, Inc. ("BATS Global Markets") is the sole stockholder of Direct Edge Holdings LLC and acquired its interest in Direct Edge Holdings LLC on January 31, 2014. BATS Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8643	Market Maker
Agency Desk, LLC (formerly Samurai Trading, LLC)	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	NA	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency.
Altemet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gelber Securities, LLC	5/1/2015	NA	NA	NA	Member	350 N. Orleans Street 7th FLOOR Chicago, IL 60654	312-408-4354	Firm Proprietary Trading
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	NA	Member	440 S. LaSalle Sute 3232 Chicago, IL 60605	312-347-8864	Options Market Maker
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	NA	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
NASDAQ Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	NA	NA	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	Member	[illegible] Ouest Suite 3100 [illegible]	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	NA	NA	NA	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
RS Platou Markets, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	NA	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
TMT East, LLC	6/1/2015	NA	NA	NA	Member	440 South LaSalle Street Suite 1729 Chicago, IL 60605	917-834-8104	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	Member	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Proprietary
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 25, 2015.

All securities that trade through the EDGX Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS, and are traded pursuant to unlisted trading privileges. The Exchange does not currently list any securities, though it may do so in the future. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through EDGX Exchange. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs.

Symbol	Description
Attachment to Exhibit N: List of Securities Admitted to Unlisted Trading Privileges on EDGX Exchange as of June 25, 2015	
A	AGILENT TECHNOLOGIES INC COM
AA	ALCOA INC COM
AA-	ALCOA INC PFD $3.75
AA-B	ALCOA INC DEP SHS 1/10TH
AAC	AAC HLDGS INC COM
AADR	ADVISORSHARES TR BNY GRWTH ADR
AAIT	ISHARES TR MSCI ASIA IT ETF
AAL	AMERICAN AIRLS GROUP INC COM
AAMC	ALTISOURCE ASSET MGMT CORP COM
AAME	ATLANTIC AMERN CORP COM
AAN	AARONS INC COM PAR $0.50
AAOI	APPLIED OPTOELECTRONICS INC COM
AAON	AAON INC COM PAR $0.004
AAP	ADVANCE AUTO PARTS INC COM
AAPC	ATLANTIC ALLIANCE PARTNER CORP SHS
AAPL	APPLE INC COM
AAT	AMERICAN ASSETS TR INC COM
AAU	ALMADEN MINERALS LTD COM
AAV	ADVANTAGE OIL & GAS LTD COM
AAVL	AVALANCHE BIOTECHNOLOGIES INC COM
AAWW	ATLAS AIR WORLDWIDE HLDGS INC COM NEW
AAXJ	ISHARES MSCI AC ASIA ETF
AB	ALLIANCEBERNSTEIN HOLDING LP UNIT LTD PARTN
ABAC	AOXIN TIANLI GROUP INC USD COMMON SHS
ABAX	ABAXIS INC COM
ABB	ABB LTD SPONSORED ADR
ABBV	ABBVIE INC COM
ABC	AMERISOURCEBERGEN CORP COM
ABCB	AMERIS BANCORP COM
ABCD	CAMBIUM LEARNING GRP INC COM
ABCO	ADVISORY BRD CO COM
ABCW	ANCHOR BANCORP WIS INC DEL COM
ABDC	ALCENTRA CAP CORP COM
ABEO	ABEONA THERAPEUTICS INC COM
ABEOW	ABEONA THERAPEUTICS INC WT EXP 121919
ABEV	AMBEV SA SPONSORED ADR
ABG	ASBURY AUTOMOTIVE GROUP INC COM
ABGB	ABENGOA SA SP ADR REP B
ABIO	ARCA BIOPHARMA INC COM NEW
ABM	ABM INDS INC COM
ABMD	ABIOMED INC COM
ABR	ARBOR RLTY TR INC COM
ABR-A	ARBOR RLTY TR INC PFD SER A %
ABR-B	ARBOR RLTY TR INC CUM RED PFD B

ABR-C	ARBOR RLTY TR INC CUM RED PFD SR C
ABRN	ARBOR RLTY TR INC SR NOTE 2021
ABT	ABBOTT LABS COM
ABTL	AUTOBYTEL INC COM NEW
ABX	BARRICK GOLD CORP COM
ABY	ABENGOA YIELD PLC ORD SHS
ACAD	ACADIA PHARMACEUTICALS INC COM
ACAS	AMERICAN CAP LTD COM
ACAT	ARCTIC CAT INC COM
ACC	AMERICAN CAMPUS CMNTYS INC COM
ACCO	ACCO BRANDS CORP COM
ACE	ACE LTD SHS
ACET	ACETO CORP COM
ACFC	ATLANTIC COAST FINL CORP COM
ACFN	ACORN ENERGY INC COM
ACG	ALLIANCEBERNSTEIN INCOME FUND COM
ACGL	ARCH CAP GROUP LTD ORD
ACH	ALUMINUM CORP CHINA LTD SPON ADR H SHS
ACHC	ACADIA HEALTHCARE COMPANY INC COM
ACHN	ACHILLION PHARMACEUTICALS INC COM
ACI	ARCH COAL INC COM
ACIM	SPDR INDEX SHS FDS MSCI ACWI ETF
ACIW	ACI WORLDWIDE INC COM
ACLS	AXCELIS TECHNOLOGIES INC COM
ACM	AECOM COM
ACN	ACCENTURE PLC IRELAND SHS CLASS A
ACNB	ACNB CORP COM
ACOR	ACORDA THERAPEUTICS INC COM
ACP	AVENUE INCOME CR STRATEGIES FD COM
ACPW	ACTIVE POWER INC COM NEW
ACRE	ARES COML REAL ESTATE CORP COM
ACRX	ACELRX PHARMACEUTICALS INC COM
ACSF	AMERICAN CAP SR FLOATING LTD COM
ACST	ACASTI PHARMA INC CL A SHS
ACTA	ACTUA CORP COM
ACTG	ACACIA RESH CORP ACACIA TCH COM
ACTS	ACTIONS SEMICONDUCTOR CO LTD ADR
ACTX	GLOBAL X FDS GURU ACTS ETF
ACU	ACME UTD CORP COM
ACUR	ACURA PHARMACEUTICALS INC COM NEW
ACV	ALLIANZGI DIVERS INC & CNV FD COM
ACW	ACCURIDE CORP NEW COM NEW
ACWF	ISHARES TR FCTSL MSCI GLB
ACWI	ISHARES MSCI ACWI ETF
ACWV	ISHARES CNTRY MIN VL ETF
ACWX	ISHARES MSCI ACWI US ETF
ACXM	ACXIOM CORP COM

ACY	AEROCENTURY CORP COM
ADAP	ADAPTIMMUNE THERAPEUTICS PLC SPONDS ADR
ADAT	AUTHENTIDATE HLDG CORP COM NEW
ADBE	ADOBE SYS INC COM
ADC	AGREE REALTY CORP COM
ADEP	ADEPT TECHNOLOGY INC COM NEW
ADGE	AMERICAN DG ENERGY INC COM
ADHD	ALCOBRA LTD SHS
ADI	ANALOG DEVICES INC COM
ADK	ADCARE HEALTH SYSTEMS INC COM NEW
ADK-A	ADCARE HEALTH SYSTEMS INC PFD-A 10.875%
ADM	ARCHER DANIELS MIDLAND CO COM
ADMA	ADMA BIOLOGICS INC COM
ADMP	ADAMIS PHARMACEUTICALS CORP COM NEW
ADMS	ADAMAS PHARMACEUTICALS INC COM
ADNC	AUDIENCE INC COM
ADP	AUTOMATIC DATA PROCESSING INC COM
ADPT	ADEPTUS HEALTH INC CL A
ADRA	BLDRS INDEX FDS TR ASIA 50 ADR
ADRD	BLDRS INDEX FDS TR DEV MK 100 ADR
ADRE	BLDRS INDEX FDS TR EMER MK 50 ADR
ADRO	ADURO BIOTECH INC COM
ADRU	BLDRS INDEX FDS TR EUR 100 ADR
ADS	ALLIANCE DATA SYSTEMS CORP COM
ADSK	AUTODESK INC COM
ADT	THE ADT CORPORATION COM
ADTN	ADTRAN INC COM
ADUS	ADDUS HOMECARE CORP COM
ADVS	ADVENT SOFTWARE INC COM
ADX	ADAMS DIVERSIFIED EQUITY FD COM
ADXS	ADVAXIS INC COM NEW
ADXSW	ADVAXIS INC WT EXP 071518
ADZ	DEUTSCHE BK AG LDN BRH DB AGRIC SHT ETN
AE	ADAMS RES & ENERGY INC COM NEW
AEB	AEGON N V PERP CAP FLTG RT
AEC	ASSOCIATED ESTATES RLTY CORP COM
AED	AEGON N V PERP CAP SECS
AEE	AMEREN CORP COM
AEG	AEGON N V NY REGISTRY SH
AEGN	AEGION CORP COM
AEGR	AEGERION PHARMACEUTICALS INC COM
AEH	AEGON N V PRP CP SEC 6.375
AEHR	AEHR TEST SYSTEMS COM
AEIS	ADVANCED ENERGY INDS COM
AEK	AEGON N V NON CUM SUB NTS
AEL	AMERICAN EQTY INVT LIFE HLD CO COM
AEM	AGNICO EAGLE MINES LTD COM

AEO	AMERICAN EAGLE OUTFITTERS NEW COM
AEP	AMERICAN ELEC PWR INC COM
AEPI	AEP INDS INC COM
AER	AERCAP HOLDINGS NV SHS
AERI	AERIE PHARMACEUTICALS INC COM
AES	AES CORP COM
AES-C	AES TR III PFD CV 6.75%
AET	AETNA INC NEW COM
AETI	AMERICAN ELECTRIC TECH INC COM
AEUA	ANADARKO PETE CORP TANGIBLE UNIT
AEY	ADDVANTAGE TECHNOLOGIES GP INC COM NEW
AEZS	AETERNA ZENTARIS INC COM NEW
AF	ASTORIA FINL CORP COM
AF-C	ASTORIA FINL CORP DEP 1/40 PFD C
AFA	AMERICAN FINL GROUP INC OHIO SR NT 42
AFAM	ALMOST FAMILY INC COM
AFB	ALLIANCEBERNSTEIN NATL MUNI IN COM
AFC	ALLIED CAP CORP NEW NT 6.875 2047
AFCB	ATHENS BANCSHARES CORP COM
AFFX	AFFYMETRIX INC COM
AFG	AMERICAN FINL GROUP INC OHIO COM
AFGE	AMERICAN FINL GROUP INC OHIO SUB DEB
AFH	ATLAS FINANCIAL HOLDINGS INC SHS NEW
AFK	MARKET VECTORS ETF TR AFRICA ETF
AFL	AFLAC INC COM
AFM	AFFILIATED MANAGERS GROUP SR NT 22
AFMD	AFFIMED N V COM
AFOP	ALLIANCE FIBER OPTIC PRODS INC COM NEW
AFQ	AMERICAN FINL GROUP INC OHIO SR NT 50
AFSD	AFLAC INC SUB DEB 52
AFSI	AMTRUST FINL SVCS INC COM
AFSI-A	AMTRUST FINL SVCS INC PFD SER A
AFSI-B	AMTRUST FINL SVCS INC DEP 1/40 PFD B
AFSI-C	AMTRUST FINL SVCS INC DEP 1/40 SR-C
AFSI-D	AMTRUST FINL SVCS INC DEP SHS PFD
AFSS	AMTRUST FINL SVCS INC 7.25 SUB NT 55
AFT	APOLLO SR FLOATING RATE FD INC COM
AFTY	CSOP ETF TR FTSE CHINA A50
AFW	AMERICAN FINL GROUP INC OHIO SR NT 42
AG	FIRST MAJESTIC SILVER CORP COM
AGA	DEUTSCHE BK AG LDN BRH DB AGRIC DBL SHT
AGC	ADVENT CLAY CONV SEC INC FD II COM
AGCO	AGCO CORP COM
AGD	ALPINE GLOBAL DYNAMIC DIVD FD COM NEW
AGEN	AGENUS INC COM NEW
AGF	DEUTSCHE BK AG LDN BRH DB AGRIC LNG ETN
AGG	ISHARES TR CORE US AGGBD ET

AGI	ALAMOS GOLD INC COM
AGII	ARGO GROUP INTL HLDGS LTD COM
AGIIL	ARGO GROUP US INC SR NT 42
AGIO	AGIOS PHARMACEUTICALS INC COM
AGLS	ADVISORSHARES TR ACCUVEST GL LONG
AGM	FEDERAL AGRIC MTG CORP CL C
AGM-A	FEDERAL AGRIC MTG CORP PFD A 5.875%NON
AGM-B	FEDERAL AGRIC MTG CORP NCUM PFD SER B
AGM-C	FEDERAL AGRIC MTG CORP PFD C FIX TO FLT
AGM.A	FEDERAL AGRIC MTG CORP CL A
AGN	ALLERGAN PLC SHS
AGN-A	ALLERGAN PLC PFD CONV SER A
AGNC	AMERICAN CAPITAL AGENCY CORP COM
AGNCB	AMERICAN CAPITAL AGENCY CORP DEP SHS 1/1000
AGNCP	AMERICAN CAPITAL AGENCY CORP PFD-A
AGND	WISDOMTREE TR BRCLYS NEGATIVE
AGO	ASSURED GUARANTY LTD COM
AGO-B	ASSURED GUARNTY MUNI HLDGS INC QUIBS 6.875%
AGO-E	ASSURED GUARNTY MUNI HLDGS INC NT 6.25% 2102
AGO-F	ASSURED GUARNTY MUNI HLDGS INC NT 5.60% 2103
AGOL	ETFS ASIAN GOLD TR PHYS ASAIN GLD
AGQ	PROSHARES TR II ULTRA SILVER NEW
AGRO	ADECOAGRO S A COM
AGRX	AGILE THERAPEUTICS INC COM
AGTC	APPLIED GENETIC TECHNOL CORP COM
AGU	AGRIUM INC COM
AGX	ARGAN INC COM
AGYS	AGILYSYS INC COM
AGZ	ISHARES AGENCY BOND ETF
AGZD	WISDOMTREE TR BARCLAYS ZERO
AHC	A H BELO CORP COM CL A
AHGP	ALLIANCE HOLDINGS GP LP COM UNITS LP
AHH	ARMADA HOFFLER PPTYS INC COM
AHL	ASPEN INSURANCE HOLDINGS LTD SHS
AHL-A	ASPEN INSURANCE HOLDINGS LTD PFD PER7.401%
AHL-B	ASPEN INSURANCE HOLDINGS LTD PFD
AHL-C	ASPEN INSURANCE HOLDINGS LTD PFD SHS 5.95
AHP	ASHFORD HOSPITALITY PRIME INC COM
AHPI	ALLIED HEALTHCARE PRODS INC COM
AHS	AMN HEALTHCARE SERVICES INC COM
AHT	ASHFORD HOSPITALITY TR INC COM SHS
AHT-A	ASHFORD HOSPITALITY TR INC PFD A 8.55%
AHT-D	ASHFORD HOSPITALITY TR INC PFD D 8.45%CUM
AHT-E	ASHFORD HOSPITALITY TR INC 9% CUM PFD SER E
AI	ARLINGTON ASSET INVT CORP CL A NEW
AIA	ISHARES ASIA 50 ETF
AIB	APOLLO INVT CORP SR NT 42

AIC	ARLINGTON ASSET INVT CORP 6.75% SR NT 25
AIF	APOLLO TACTICAL INCOME FD INC COM
AIG	AMERICAN INTL GROUP INC COM NEW
AIG+	AMERICAN INTL GROUP INC WT EXP 011921
AIII	ACRE RLTY INVS INC COM
AIMC	ALTRA INDL MOTION CORP COM
AIN	ALBANY INTL CORP CL A
AINC	ASHFORD INC COM
AINV	APOLLO INVT CORP COM
AIQ	ALLIANCE HEALTHCARE SRVCS INC COM PAR $0.01
AIR	AAR CORP COM
AIRI	AIR INDS GROUP COM NEW
AIRM	AIR METHODS CORP COM PAR $.06
AIRR	FIRST TR EXCHANGE TRADED FD VI RBA INDL ETF
AIRT	AIR T INC COM
AIT	APPLIED INDL TECHNOLOGIES INC COM
AIV	APARTMENT INVT & MGMT CO CL A
AIV-A	APARTMENT INVT & MGMT CO PFD CL A 6.875%
AIV-Z	APARTMENT INVT & MGMT CO PFD CL Z
AIW	ARLINGTON ASSET INVT CORP SR NT6.625 23
AIXG	AIXTRON SE SPONSORED ADR
AIY	APOLLO INVT CORP SR NT 43
AIZ	ASSURANT INC COM
AJG	GALLAGHER ARTHUR J & CO COM
AJRD	AEROJET ROCKETDYNE HLDGS INC COM
AJX	GREAT AJAX CORP COM
AKAM	AKAMAI TECHNOLOGIES INC COM
AKAO	ACHAOGEN INC COM
AKBA	AKEBIA THERAPEUTICS INC COM
AKER	AKERS BIOSCIENCES INC COM
AKG	ASANKO GOLD INC COM
AKO.A	EMBOTELLADORA ANDINA S A SPON ADR A
AKO.B	EMBOTELLADORA ANDINA S A SPON ADR B
AKP	ALLIANCE CALIF MUN INCOME FD COM
AKR	ACADIA RLTY TR COM SH BEN INT
AKRX	AKORN INC COM
AKS	AK STL HLDG CORP COM
AL	AIR LEASE CORP CL A
ALB	ALBEMARLE CORP COM
ALCO	ALICO INC COM
ALD	WISDOMTREE TR ASIA LC DBT FD
ALDR	ALDER BIOPHARMACEUTICALS INC COM
ALDW	ALON USA PARTNERS LP UT LTDPART INT
ALDX	ALDEYRA THERAPEUTICS INC COM
ALE	ALLETE INC COM NEW
ALEX	ALEXANDER & BALDWIN INC NEW COM
ALFA	ETF SER SOLUTIONS ALPCLONE ALTER

ALG	ALAMO GROUP INC COM
ALGN	ALIGN TECHNOLOGY INC COM
ALGT	ALLEGIANT TRAVEL CO COM
ALIM	ALIMERA SCIENCES INC COM
ALJ	ALON USA ENERGY INC COM
ALK	ALASKA AIR GROUP INC COM
ALKS	ALKERMES PLC SHS
ALL	ALLSTATE CORP COM
ALL-A	ALLSTATE CORP DEP SHS PFD A
ALL-B	ALLSTATE CORP SUB DEB 53
ALL-C	ALLSTATE CORP DEP 1/1000 C
ALL-D	ALLSTATE CORP LEOPRD PFD SER D
ALL-E	ALLSTATE CORP DEP SH 1/1000 E
ALL-F	ALLSTATE CORP LEOPR 1/1000 PFD
ALLB	ALLIANCE BANCORP INC PA NEW COM
ALLE	ALLEGION PUB LTD CO ORD SHS
ALLT	ALLOT COMMUNICATIONS LTD SHS
ALLY	ALLY FINL INC COM
ALLY-A	GMAC CAP TR I GTD TR PFD-2
ALLY-B	ALLY FINL INC PERP PFD-A FLT
ALN	AMERICAN LORAIN CORP COM
ALNY	ALNYLAM PHARMACEUTICALS INC COM
ALOG	ANALOGIC CORP COM PAR $0.05
ALOT	ASTRO-MED INC NEW COM
ALP-O	ALABAMA PWR CO PFD CL A 5.83%
ALQA	ALLIQUA BIOMEDICAL INC COM NEW
ALR	ALERE INC COM
ALR-B	ALERE INC PERP PFD CONV SE
ALSK	ALASKA COMMUNICATIONS SYS GRP COM
ALSN	ALLISON TRANSMISSION HLDGS INC COM
ALTL	ROYAL BK OF SCOTLAND PLC LCAP ALT EXC ETN
ALTR	ALTERA CORP COM
ALTS	PROSHARES TR ALTRNTV SOLUTN
ALTV	ALTEVA COM
ALU	ALCATEL-LUCENT SPONSORED ADR
ALV	AUTOLIV INC COM
ALX	ALEXANDERS INC COM
ALXA	ALEXZA PHARMACEUTICALS INC COM NEW
ALXN	ALEXION PHARMACEUTICALS INC COM
AM	ANTERO MIDSTREAM PARTNERS LP UNT LTD PARTN
AMAG	AMAG PHARMACEUTICALS INC COM
AMAT	APPLIED MATLS INC COM
AMBA	AMBARELLA INC SHS
AMBC	AMBAC FINL GROUP INC COM NEW
AMBCW	AMBAC FINL GROUP INC WT EXP 043023
AMBR	AMBER RD INC COM
AMC	AMC ENTMT HLDGS INC CL A COM

AMCC	APPLIED MICRO CIRCUITS CORP COM NEW
AMCF	ANDATEE CHINA MARINE FUEL SVCS COM
AMCN	AIRMEDIA GROUP INC SPONSORED ADR
AMCO	ARMCO METALS HLDGS INC COM NEW
AMCX	AMC NETWORKS INC CL A
AMD	ADVANCED MICRO DEVICES INC COM
AMDA	AMEDICA CORP COM
AME	AMETEK INC NEW COM
AMED	AMEDISYS INC COM
AMFW	AMEC FOSTER WHEELER PLC SPONSORED ADR
AMG	AFFILIATED MANAGERS GROUP COM
AMGN	AMGEN INC COM
AMH	AMERICAN HOMES 4 RENT CL A
AMH-A	AMERICAN HOMES 4 RENT PRT PFD BEN IN A
AMH-B	AMERICAN HOMES 4 RENT PART PFD B 5%
AMH-C	AMERICAN HOMES 4 RENT PRTN PFD SER C
AMIC	AMERICAN INDEPENDENCE CORP COM NEW
AMID	AMERICAN MIDSTREAM PARTNERS LP COM UNITS
AMJ	JPMORGAN CHASE & CO ALERIAN ML ETN
AMKR	AMKOR TECHNOLOGY INC COM
AMLP	ALPS ETF TR ALERIAN MLP
AMNB	AMERICAN NATL BANKSHARES INC COM
AMOT	ALLIED MOTION TECHNOLOGIES INC COM
AMOV	AMERICA MOVIL SAB DE CV SPON ADR A SHS
AMP	AMERIPRISE FINL INC COM
AMPE	AMPIO PHARMACEUTICALS INC COM
AMPH	AMPHASTAR PHARMACEUTICALS INC COM
AMPS	ISHARES TR UTILITIES BD ETF
AMRB	AMERICAN RIVER BANKSHARES COM
AMRC	AMERESCO INC CL A
AMRI	ALBANY MOLECULAR RESH INC COM
AMRK	A MARK PRECIOUS METALS INC COM
AMRN	AMARIN CORP PLC SPONS ADR NEW
AMRS	AMYRIS INC COM
AMS	AMERICAN SHARED HOSPITAL SVCS COM
AMSC	AMERICAN SUPERCONDUCTOR CORP SHS NEW
AMSF	AMERISAFE INC COM
AMSG	AMSURG CORP COM
AMSGP	AMSURG CORP PFD CNV SR A-1 %
AMSWA	AMERICAN SOFTWARE INC CL A
AMT	AMERICAN TOWER CORP NEW COM
AMT-A	AMERICAN TOWER CORP NEW PFD CONV SER A
AMT-B	AMERICAN TOWER CORP NEW DEP 1/10TH PFD
AMTD	TD AMERITRADE HLDG CORP COM
AMTG	APOLLO RESIDENTIAL MTG INC COM
AMTG-A	APOLLO RESIDENTIAL MTG INC PERP PFD SER A %
AMTX	AEMETIS INC COM NEW

AMU	UBS AG LONDON BRH ETRAC ALER MLP
AMWD	AMERICAN WOODMARK CORP COM
AMX	AMERICA MOVIL SAB DE CV SPON ADR L SHS
AMZA	ETFIS SER TR I INFRAC ACT MLP
AMZN	AMAZON COM INC COM
AN	AUTONATION INC COM
ANAC	ANACOR PHARMACEUTICALS INC COM
ANAD	ANADIGICS INC COM
ANAT	AMERICAN NATL INS CO COM
ANCB	ANCHOR BANCORP WA COM
ANCI	AMERICAN CARESOURCE HLDGS INC COM NEW
ANCX	ACCESS NATL CORP COM
AND	GLOBAL X FDS ANDEAN 40 ETF
ANDE	ANDERSONS INC COM
ANET	ARISTA NETWORKS INC COM
ANF	ABERCROMBIE & FITCH CO CL A
ANFI	AMIRA NATURE FOODS LTD SHS
ANGI	ANGIES LIST INC COM
ANGL	MARKET VECTORS ETF TR FALLN ANGL USD
ANGO	ANGIODYNAMICS INC COM
ANH	ANWORTH MORTGAGE ASSET CP COM
ANH-A	ANWORTH MORTGAGE ASSET CP PFD A 8.625%
ANH-B	ANWORTH MORTGAGE ASSET CP PFD B 6.25%
ANH-C	ANWORTH MORTGAGE ASSET CP PFD SER C 7.625%
ANIK	ANIKA THERAPEUTICS INC COM
ANIP	ANI PHARMACEUTICALS INC COM
ANN	ANN INC COM
ANR	ALPHA NAT RES INC COM
ANSS	ANSYS INC COM
ANTH	ANTHERA PHARMACEUTICALS INC COM NEW
ANTM	ANTHEM INC COM
ANTX	ANTHEM INC CORP UNIT 050118
ANW	AEGEAN MARINE PETROLEUM NETWRK SHS
ANY	SPHERE 3D CORP NEW COM
AOA	ISHARES AGGRES ALLOC ETF
AOD	ALPINE TOTAL DYNAMIC DIVID FD COM SH BEN INT N
AOI	ALLIANCE ONE INTL INC COM
AOK	ISHARES CONSER ALLOC ETF
AOM	ISHARES MODERT ALLOC ETF
AON	AON PLC SHS CL A
AOR	ISHARES GRWT ALLOCAT ETF
AOS	SMITH A O COM
AOSL	ALPHA & OMEGA SEMICONDUCTOR LT SHS
AP	AMPCO-PITTSBURGH CORP COM
APA	APACHE CORP COM
APAM	ARTISAN PARTNERS ASSET MGMT IN CL A
APB	ASIA PAC FD INC COM

APC	ANADARKO PETE CORP COM
APD	AIR PRODS & CHEMS INC COM
APDN	APPLIED DNA SCIENCES INC COM NEW
APDNW	APPLIED DNA SCIENCES INC WT EXP 112119
APEI	AMERICAN PUBLIC EDUCATION INC COM
APF	MORGAN STANLEY ASIA PAC FD INC COM
APH	AMPHENOL CORP NEW CL A
APIC	APIGEE CORP COM
APLE	APPLE HOSPITALITY REIT INC COM NEW
APO	APOLLO GLOBAL MGMT LLC CL A SHS
APOG	APOGEE ENTERPRISES INC COM
APOL	APOLLO ED GROUP INC CL A
APP	AMERICAN APPAREL INC COM
APPS	DIGITAL TURBINE INC COM NEW
APPY	VENAXIS INC COM
APRI	APRICUS BIOSCIENCES INC COM
APT	ALPHA PRO TECH LTD COM
APTO	APTOSE BIOSCIENCES INC COM NEW
APTS	PREFERRED APT CMNTYS INC COM
APU	AMERIGAS PARTNERS L P UNIT L P INT
APWC	ASIA PACIFIC WIRE & CABLE CORP ORD
AQXP	AQUINOX PHARMACEUTICALS INC COM
AR	ANTERO RES CORP COM
ARAY	ACCURAY INC COM
ARC	ARC DOCUMENT SOLUTIONS INC COM
ARCB	ARCBEST CORP COM
ARCC	ARES CAP CORP COM
ARCI	APPLIANCE RECYCLING CTRS AMER COM NEW
ARCO	ARCOS DORADOS HOLDINGS INC SHS CLASS -A -
ARCP	AMERICAN RLTY CAP PPTYS INC COM
ARCPP	AMERICAN RLTY CAP PPTYS INC PFD F 6.70%
ARCW	ARC GROUP WORLDWIDE INC COM
ARCX	ARC LOGISTICS PARTNERS LP COM UT REP LPN
ARDC	ARES DYNAMIC CR ALLOCATION FD COM
ARDM	ARADIGM CORP COM NO PAR NEW
ARDX	ARDELYX INC COM
ARE	ALEXANDRIA REAL ESTATE EQ INC COM
ARE-E	ALEXANDRIA REAL ESTATE EQ INC PFD SER E
ARES	ARES MGMT L P COM UNIT RP IN
AREX	APPROACH RESOURCES INC COM
ARG	AIRGAS INC COM
ARGS	ARGOS THERAPEUTICS INC COM
ARGT	GLOBAL X FDS GB MSCI AR ETF
ARH-C	ARCH CAP GROUP LTD PFD-C 6.75%
ARI	APOLLO COML REAL EST FIN INC COM
ARI-A	APOLLO COML REAL EST FIN INC CUM REDEEMABLE P
ARIA	ARIAD PHARMACEUTICALS INC COM

ARII	AMERICAN RAILCAR INDS INC COM
ARIS	ARI NETWORK SVCS INC COM NEW
ARKG	ARK ETF TR GEN REV MLTSCT
ARKK	ARK ETF TR INNOVATION ETF
ARKQ	ARK ETF TR INDL INNOVATIN
ARKR	ARK RESTAURANTS CORP COM
ARKW	ARK ETF TR WEB X.O ETF
ARL	AMERICAN RLTY INVS INC COM
ARLP	ALLIANCE RES PARTNER L P UT LTD PART
ARMF	ARES MULTI STRATEGY CR FD INC COM
ARMH	ARM HLDGS PLC SPONSORED ADR
ARMK	ARAMARK COM
ARNA	ARENA PHARMACEUTICALS INC COM
ARO	AEROPOSTALE COM
AROW	ARROW FINL CORP COM
ARP	ATLAS RESOURCE PARTNERS LP COM UNT LTD PR
ARP-D	ATLAS RESOURCE PARTNERS LP PDF UNIT CL D %
ARP-E	ATLAS RESOURCE PARTNERS LP PERP PFD CL E
ARPI	AMERICAN RESIDENTIAL PPTYS INC COM
ARQL	ARQULE INC COM
ARR	ARMOUR RESIDENTIAL REIT INC COM
ARR-A	ARMOUR RESIDENTIAL REIT INC PFD A 8.25%
ARR-B	ARMOUR RESIDENTIAL REIT INC PFD SER B 7.875%
ARRS	ARRIS GROUP INC NEW COM
ARRY	ARRAY BIOPHARMA INC COM
ARTNA	ARTESIAN RESOURCES CORP CL A
ARTW	ARTS WAY MFG INC COM
ARTX	AROTECH CORP COM NEW
ARU	ARES CAP CORP SR NT 22
ARW	ARROW ELECTRS INC COM
ARWA	AROWANA INC SHS
ARWAR	AROWANA INC RT EXP 010117
ARWAU	AROWANA INC UT 1SH 1RT 1WT
ARWAW	AROWANA INC WT EXP 042922
ARWR	ARROWHEAD RESH CORP COM NEW
ARY	ARES CAP CORP SR NT 7.75%40
ASA	ASA GOLD AND PRECIOUS MTLS LMT SHS
ASB	ASSOCIATED BANC CORP COM
ASB+	ASSOCIATED BANC CORP WT EXP 112118
ASB-B	ASSOCIATED BANC CORP WIS DEP SH 1/40 SR B
ASB-C	ASSOCIATED BANC CORP WIS DEP SHS 1/40 C
ASBB	ASB BANCORP INC N C COM
ASBI	AMERIANA BANCORP COM
ASC	ARDMORE SHIPPING CORP COM
ASCMA	ASCENT CAP GROUP INC COM SER A
ASEA	GLOBAL X FDS GBL X SASIA ETF
ASEI	AMERICAN SCIENCE & ENGR INC COM

ASFI	ASTA FDG INC COM
ASG	LIBERTY ALL-STAR GROWTH FD INC COM
ASGN	ON ASSIGNMENT INC COM
ASH	ASHLAND INC NEW COM
ASHR	DBX ETF TR DBXTR HAR CS 300
ASHS	DBX ETF TR HRV CHINA SMCP
ASM	AVINO SILVER & GOLD MINES LTD COM
ASMB	ASSEMBLY BIOSCIENCES INC COM
ASMI	ASM INTL N V NY REGISTER SH
ASML	ASML HOLDING N V N Y REGISTRY SHS
ASNA	ASCENA RETAIL GROUP INC COM
ASND	ASCENDIS PHARMA A S SPONSORED ADR
ASPN	ASPEN AEROGELS INC COM
ASPS	ALTISOURCE PORTFOLIO SOLNS SA REG SHS
ASR	GRUPO AEROPORTUARIO DEL SUREST SPON ADR SER B
ASRV	AMERISERV FINL INC COM
ASRVP	AMERISERV FINL CAP TR I PFD A GTD 8.45
AST	ASTERIAS BIOTHERAPEUTICS INC COM SER A
ASTC	ASTROTECH CORP COM
ASTE	ASTEC INDS INC COM
ASTI	ASCENT SOLAR TECHNOLOGIES INC COM NEW
ASUR	ASURE SOFTWARE INC COM
ASX	ADVANCED SEMICONDUCTOR ENGR SPONSORED ADR
ASYS	AMTECH SYS INC COM PAR $0.01N
AT	ATLANTIC PWR CORP COM NEW
ATAI	ATA INC SPONS ADR
ATAX	AMERICA FIRST MULTIFAMILY INV BEN UNIT CTF
ATE	ADVANTEST CORP SPON ADR NEW
ATEC	ALPHATEC HOLDINGS INC COM
ATEN	A10 NETWORKS INC COM
ATHM	AUTOHOME INC SP ADR RP CL A
ATHN	ATHENAHEALTH INC COM
ATHX	ATHERSYS INC COM
ATI	ALLEGHENY TECHNOLOGIES INC COM
ATL	ATLATSA RES CORP COM
ATLC	ATLANTICUS HLDGS CORP COM
ATLO	AMES NATL CORP COM
ATLS	ATLAS ENERGY GROUP LLC COM
ATML	ATMEL CORP COM
ATMP	BARCLAYS BK PLC ETN+ SEL MLP
ATNI	ATLANTIC TELE NETWORK INC COM NEW
ATNM	ACTINIUM PHARMACEUTICALS INC COM
ATNY	API TECHNOLOGIES CORP COM NEW
ATO	ATMOS ENERGY CORP COM
ATOS	ATOSSA GENETICS INC COM
ATR	APTARGROUP INC COM
ATRA	ATARA BIOTHERAPEUTICS INC COM

ATRC	ATRICURE INC COM
ATRI	ATRION CORP COM
ATRM	ATRM HLDGS INC COM
ATRO	ASTRONICS CORP COM
ATRS	ANTARES PHARMA INC COM
ATSG	AIR TRANSPORT SERVICES GRP INC COM
ATTO	ATENTO S A SHS
ATTU	ATTUNITY LTD SHS NEW
ATU	ACTUANT CORP CL A NEW
ATV	ACORN INTL INC SPON ADR
ATVI	ACTIVISION BLIZZARD INC COM
ATW	ATWOOD OCEANICS INC COM
AU	ANGLOGOLD ASHANTI LTD SPONSORED ADR
AUBN	AUBURN NATL BANCORP COM
AUDC	AUDIOCODES LTD ORD
AUMA	AR CAP ACQUISITION CORP COM
AUMAU	AR CAP ACQUISITION CORP UNIT1 1/2 WT19
AUMAW	AR CAP ACQUISITION CORP WT EXP 100619
AUMN	GOLDEN MINERALS CO COM
AUNZ	WISDOMTREE TR AUST NEW ZEAL DB
AUO	AU OPTRONICS CORP SPONSORED ADR
AUPH	AURINIA PHARMACEUTICALS INC COM
AUQ	AURICO GOLD INC COM
AUSE	WISDOMTREE TR AUSTRALIA DIV FD
AUY	YAMANA GOLD INC COM
AV	AVIVA PLC ADR
AVA	AVISTA CORP COM
AVAL	GRUPO AVAL ACCIONES Y VALORES SPONSORED ADS
AVAV	AEROVIRONMENT INC COM
AVB	AVALONBAY CMNTYS INC COM
AVD	AMERICAN VANGUARD CORP COM
AVEO	AVEO PHARMACEUTICALS INC COM
AVG	AVG TECHNOLOGIES N V SHS
AVGO	AVAGO TECHNOLOGIES LTD SHS
AVGR	AVINGER INC COM
AVH	AVIANCA HLDGS SA SPON ADR REP PFD
AVHI	AV HOMES INC COM
AVID	AVID TECHNOLOGY INC COM
AVK	ADVENT CLAYMORE CV SECS & INC COM
AVL	AVALON RARE METALS INC COM
AVNU	AVENUE FINL HLDGS INC COM
AVNW	AVIAT NETWORKS INC COM
AVOL	AVOLON HLDGS LTD COM
AVP	AVON PRODS INC COM
AVT	AVNET INC COM
AVV	AVIVA PLC SECS 8.25%41
AVX	AVX CORP NEW COM

AVY	AVERY DENNISON CORP COM
AWAY	HOMEAWAY INC COM
AWF	ALLIANCEBERNSTEIN GBL HGH INCM COM
AWH	ALLIED WRLD ASSUR COM HLDG AG SHS
AWI	ARMSTRONG WORLD INDS INC NEW COM
AWK	AMERICAN WTR WKS CO INC NEW COM
AWP	ALPINE GLOBAL PREMIER PPTYS FD COM SBI
AWR	AMERICAN STS WTR CO COM
AWRE	AWARE INC MASS COM
AWX	AVALON HLDGS CORP CL A
AXAS	ABRAXAS PETE CORP COM
AXDX	ACCELERATE DIAGNOSTICS INC COM
AXE	ANIXTER INTL INC COM
AXGN	AXOGEN INC COM
AXJL	WISDOMTREE TR ASIA PAC EXJP FD
AXJS	ISHARES TR MSCI ACAS SC ETF
AXJV	ISHARES TR EX JAP MIN VOL
AXL	AMERICAN AXLE & MFG HLDGS INC COM
AXLL	AXIALL CORP COM
AXN	AOXING PHARMACEUTICAL CO INC COM
AXON	AXOVANT SCIENCES LTD COM
AXP	AMERICAN EXPRESS CO COM
AXPW	AXION PWR INTL INC COM NEW
AXPWW	AXION PWR INTL INC WT EXP 102419
AXR	AMREP CORP NEW COM
AXS	AXIS CAPITAL HOLDINGS LTD SHS
AXS-C	AXIS CAPITAL HOLDINGS LTD PFD SER C
AXS-D	AXIS CAPITAL HOLDINGS LTD PFD SER D 5.50%
AXTA	AXALTA COATING SYS LTD COM
AXTI	AXT INC COM
AXU	ALEXCO RESOURCE CORP COM
AXX	ALDERON IRON ORE CORP COM
AYA	AMAYA INC COM
AYI	ACUITY BRANDS INC COM
AYN	ALLIANCE NEW YORK MUN INC FD COM
AYR	AIRCASTLE LTD COM
AYT	BARCLAYS BK PLC IPATH GEMS ASIA8
AZIA	GLOBAL X FDS GLBLX CEN ASIA
AZN	ASTRAZENECA PLC SPONSORED ADR
AZO	AUTOZONE INC COM
AZPN	ASPEN TECHNOLOGY INC COM
AZUR	AZURE MIDSTREAM PARTNERS LP COM UNIT LTD PAR
AZZ	AZZ INC COM
B	BARNES GROUP INC COM
BA	BOEING CO COM
BAA	BANRO CORP COM
BAB	POWERSHARES ETF TR II BUILD AMER ETF

BABA	ALIBABA GROUP HLDG LTD SPONSORED ADS
BABS	SPDR SERIES TRUST BRC BLD AMER BD
BABY	NATUS MEDICAL INC DEL COM
BAC	BANK AMER CORP COM
BAC+A	BANK AMER CORP WT EXP 011619
BAC+B	BANK AMER CORP WT EXP 102818
BAC-D	BANK AMER CORP 1/1000 6.204%D
BAC-E	BANK AMER CORP PFD PER1/1000E
BAC-I	BANK AMER CORP DEP SH PFD S I
BAC-L	BANK AMER CORP 7.25%CNV PFD L
BAC-W	BANK AMER CORP DEPSHS PFD SER W
BAC-Y	BANK AMER CORP DEP 1/1000 PFD
BAC-Z	BAC CAP TR VIII GTD CAP SECS
BAF	BLACKROCK MUNI INCOME INV QLTY COM
BAGR	DIVERSIFIED RSTRNT HLDGS INC COM
BAH	BOOZ ALLEN HAMILTON HLDG CORP CL A
BAK	BRASKEM S A SP ADR PFD A
BAL	BARCLAYS BANK PLC ETN DJUBSCOTTN38
BALT	BALTIC TRADING LIMITED COM
BAM	BROOKFIELD ASSET MGMT INC CL A LTD VT SH
BAMM	BOOKS-A-MILLION INC COM
BANC	BANC CALIF INC COM
BANC-C	BANC CALIF INC DEP SHS REP 1/40
BANC-D	BANC CALIF INC DEP SHS SER-D
BANF	BANCFIRST CORP COM
BANFP	BFC CAP TR II PFD TR 7.20%
BANR	BANNER CORP COM NEW
BANX	STONECASTLE FINL CORP COM
BAP	CREDICORP LTD COM
BAS	BASIC ENERGY SVCS INC NEW COM
BASI	BIOANALYTICAL SYS INC COM
BAX	BAXTER INTL INC COM
BAX#	BAXTER INTL INC EX DISTRIB WI
BBBY	BED BATH & BEYOND INC COM
BBC	ETFIS SER TR I BIOSHS BIO CLI
BBCN	BBCN BANCORP INC COM
BBD	BANCO BRADESCO S A SP ADR PFD NEW
BBDO	BANCO BRADESCO S A SPONSORED ADR
BBEP	BREITBURN ENERGY PARTNERS LP COM UT LTD PTN
BBEPP	BREITBURN ENERGY PARTNERS LP CUM PFD UNIT A
BBF	BLACKROCK MUNIC INCM INVST TR SH BEN INT
BBG	BARRETT BILL CORP COM
BBGI	BEASLEY BROADCAST GROUP INC CL A
BBH	MARKET VECTORS ETF TR BIOTECH ETF
BBK	BLACKROCK MUNICIPAL BOND TR COM
BBL	BHP BILLITON PLC SPONSORED ADR
BBLU	BLUE EARTH INC COM

BBN	BLACKROCK BUILD AMER BD TR SHS
BBNK	BRIDGE CAP HLDGS COM
BBOX	BLACK BOX CORP DEL COM
BBP	ETFIS SER TR I BIOSHS BIOTE
BBRC	EGA EMERGING GLOBAL SHS TR EGSHR BYND BRC
BBRG	BRAVO BRIO RESTAURANT GROUP IN COM
BBRY	BLACKBERRY LTD COM
BBSI	BARRETT BUSINESS SERVICES INC COM
BBT	BB&T CORP COM
BBT-D	BB&T CORP DEP SHS REPSTG 1
BBT-E	BB&T CORP DEP SHS REPSTG 1
BBT-F	BB&T CORP DEP1/1000 PFD F
BBT-G	BB&T CORP DP SHS RP PF G
BBVA	BANCO BILBAO VIZCAYA ARGENTARI SPONSORED ADR
BBW	BUILD A BEAR WORKSHOP COM
BBX	BBX CAP CORP CL A PAR $0.01
BBY	BEST BUY INC COM
BC	BRUNSWICK CORP COM
BCA	CORPBANCA SPONSORED ADR
BCBP	BCB BANCORP INC COM
BCC	BOISE CASCADE CO DEL COM
BCE	BCE INC COM NEW
BCEI	BONANZA CREEK ENERGY INC COM
BCH	BANCO DE CHILE SPONSORED ADR
BCHP	EGA EMERGING GLOBAL SHS TR BLUE CHIP ETF
BCLI	BRAINSTORM CELL THERAPEUTICS COM NEW
BCM	BARCLAYS BK PLC IPTH PURE BRD
BCO	BRINKS CO COM
BCOM	B COMMUNICATIONS LTD SHS
BCOR	BLUCORA INC COM
BCOV	BRIGHTCOVE INC COM
BCPC	BALCHEM CORP COM
BCR	BARD C R INC COM
BCRH	BLUE CAP REINS HLDGS LTD COM
BCRX	BIOCRYST PHARMACEUTICALS COM
BCS	BARCLAYS PLC ADR
BCS-	BARCLAYS BK PLC ADR 2 PREF 2
BCS-A	BARCLAYS BANK PLC SP ADR 7.1%PF3
BCS-C	BARCLAYS BANK PLC ADS7.75%PFD S4
BCS-D	BARCLAYS BANK PLC ADR PFD SR 5
BCV	BANCROFT FUND LTD COM
BCX	BLACKROCK RES & COMM STRAT TR SHS
BDBD	BOULDER BRANDS INC COM
BDC	BELDEN INC COM
BDCL	UBS AG LONDON BRH 2X LEV LNG LKD
BDCS	UBS AG JERSEY BRH EXCH SEC LKD41
BDCV	BDCA VENTURE INC COM

BDD	DEUTSCHE BK AG LONDON BRH DB BASE MET DBL
BDE	BLACK DIAMOND INC COM
BDG	DEUTSCHE BK AG LONDON BRH DB BASE MET LNG
BDGE	BRIDGE BANCORP INC COM
BDJ	BLACKROCK ENHANCED EQT DIV TR COM
BDL	FLANIGANS ENTERPRISES INC COM
BDMS	BIRNER DENTAL MGMT SERVICES IN COM NEW
BDN	BRANDYWINE RLTY TR SH BEN INT NEW
BDN-E	BRANDYWINE RLTY TR PFD-E
BDR	BLONDER TONGUE LABS INC COM
BDSI	BIODELIVERY SCIENCES INTL INC COM
BDX	BECTON DICKINSON & CO COM
BEAT	BIOTELEMETRY INC COM
BEAV	B/E AEROSPACE INC COM
BEBE	BEBE STORES INC COM
BECN	BEACON ROOFING SUPPLY INC COM
BEE	STRATEGIC HOTELS & RESORTS INC COM
BEL	BELMOND LTD CL A
BELFA	BEL FUSE INC CL A
BELFB	BEL FUSE INC CL B
BEN	FRANKLIN RES INC COM
BEP	BROOKFIELD RENEWABLE ENRGY PRT PARTNERSHIP UNIT
BERY	BERRY PLASTICS GROUP INC COM
BF.A	BROWN FORMAN CORP CL A
BF.B	BROWN FORMAN CORP CL B
BFAM	BRIGHT HORIZONS FAM SOL IN DEL COM
BFIN	BANKFINANCIAL CORP COM
BFK	BLACKROCK MUN INCOME TR SH BEN INT
BFO	BLACKROCK FLA MUN 2020 TERM TR COM SHS
BFOR	ALPS ETF TR BARRONS 400 ETF
BFR	BBVA BANCO FRANCES S A SPONSORED ADR
BFS	SAUL CTRS INC COM
BFS-C	SAUL CTRS INC DEP 1/100 PFD
BFY	BLACKROCK NY MUN INCOME TR II COM
BFZ	BLACKROCK CALIF MUN INCOME TR SH BEN INT
BG	BUNGE LIMITED COM
BGB	BLACKSTONE GSO STRATEGIC CR FD COM SHS BEN IN
BGC	GENERAL CABLE CORP DEL NEW COM
BGCA	BGC PARTNERS INC SR NT 8.125%42
BGCP	BGC PARTNERS INC CL A
BGE-B	BGE CAP TR II PFD TR 6.20%
BGFV	BIG 5 SPORTING GOODS CORP COM
BGG	BRIGGS & STRATTON CORP COM
BGH	BABSON CAP GLB SHT DURHGH YLD COM
BGI	BIRKS GROUP INC CL A COM
BGMD	BG MEDICINE INC COM
BGR	BLACKROCK ENERGY & RES TR COM

BGS	B & G FOODS INC NEW COM
BGSF	BG STAFFING INC COM
BGT	BLACKROCK FLOATING RATE INCOME COM
BGX	BLACKSTONE GSO LNG SHRT CR INC COM SHS BN INT
BGY	BLACKROCK INTL GRWTH & INC TR COM BENE INTER
BH	BIGLARI HLDGS INC COM
BHAC	BARINGTON HILCO ACQUISITION COM
BHACR	BARINGTON HILCO ACQUISITION RT 021317
BHACU	BARINGTON HILCO ACQUISITION UNT 1COM&1RT&1WT
BHACW	BARINGTON HILCO ACQUISITION WT EXP 021118
BHB	BAR HBR BANKSHARES COM
BHBK	BLUE HILLS BANCORP INC COM
BHE	BENCHMARK ELECTRS INC COM
BHI	BAKER HUGHES INC COM
BHK	BLACKROCK CORE BD TR SHS BEN INT
BHL	BLACKROCK DEFINED OPPRTY CR TR COM
BHLB	BERKSHIRE HILLS BANCORP INC COM
BHP	BHP BILLITON LTD SPONSORED ADR
BHV	BLACKROCK VA MUNICIPAL BOND TR COM
BIB	PROSHARES TR PSHS ULT NASB
BICK	FIRST TR BICK INDEX FD COM SHS
BID	SOTHEBYS COM
BIDU	BAIDU INC SPON ADR REP A
BIE	BLACKROCK MUNIC BD INVST TR COM
BIF	BOULDER GROWTH & INCOME FD INC COM
BIG	BIG LOTS INC COM
BIIB	BIOGEN INC COM
BIK	SPDR INDEX SHS FDS S&P BRIC 40ETF
BIL	SPDR SERIES TRUST BRCLYS 1-3MT ETF
BIN	PROGRESSIVE WASTE SOLUTIONS LT COM
BIND	BIND THERAPEUTICS INC COM
BIO	BIO RAD LABS INC CL A
BIO.B	BIO RAD LABS INC CL B
BIOA	BIOAMBER INC COM
BIOA+	BIOAMBER INC WT EXP 050917
BIOC	BIOCEPT INC COM
BIOD	BIODEL INC COM NEW
BIOL	BIOLASE INC COM
BIOS	BIOSCRIP INC COM
BIP	BROOKFIELD INFRAST PARTNERS LP LP INT UNIT
BIR-A	BERKSHIRE INCOME RLTY INC PFD SER A 9%
BIS	PROSHARES TR ULTSH NASD BIOT
BIT	BLACKROCK MULTI-SECTOR INC TR COM
BITA	BITAUTO HLDGS LTD SPONSORED ADS
BITI	BIOTIE THERAPIES OYJ SPONSORED ADR
BIV	VANGUARD BD INDEX FD INC INTERMED TERM
BIZD	MARKET VECTORS ETF TR BUSI DEVCO ETF

BJK	MARKET VECTORS ETF TR GAMING ETF
BJRI	BJS RESTAURANTS INC COM
BJZ	BLACKROCK CA MUNI 2018 TERM TR COM
BK	BANK NEW YORK MELLON CORP COM
BK-C	BANK NEW YORK MELLON CORP DP1/4000 PFD-C
BKCC	BLACKROCK CAPITAL INVESTMENT C COM
BKD	BROOKDALE SR LIVING INC COM
BKE	BUCKLE INC COM
BKEP	BLUEKNIGHT ENERGY PARTNERS L P COM UNIT
BKEPP	BLUEKNIGHT ENERGY PARTNERS L P PFD UNIT SER A
BKF	ISHARES MSCI BRIC INDX
BKFS	BLACK KNIGHT FINL SVCS INC CL A
BKH	BLACK HILLS CORP COM
BKJ	BANCORP NEW JERSEY INC NEW COM
BKK	BLACKROCK MUN 2020 TERM TR COM SHS
BKLN	POWERSHARES ETF TRUST II SENIOR LN PORT
BKMU	BANK MUTUAL CORP NEW COM
BKN	BLACKROCK INVT QUALITY MUN TR COM
BKS	BARNES & NOBLE INC COM
BKSC	BANK SOUTH CAROLINA CORP COM
BKT	BLACKROCK INCOME TR INC COM
BKU	BANKUNITED INC COM
BLBD	BLUE BIRD CORP COM
BLCM	BELLICUM PHARMACEUTICALS INC COM
BLD#	TOPBUILD CORP COM
BLDP	BALLARD PWR SYS INC NEW COM
BLDR	BUILDERS FIRSTSOURCE INC COM
BLE	BLACKROCK MUNI INCOME TR II COM
BLFS	BIOLIFE SOLUTIONS INC COM NEW
BLH	BLACKROCK NY MUNI 2018 TERM TR COM
BLIN	BRIDGELINE DIGITAL INC COM NEW
BLJ	BLACKROCK NJ MUNICIPAL BOND TR COM
BLK	BLACKROCK INC COM
BLKB	BLACKBAUD INC COM
BLL	BALL CORP COM
BLMN	BLOOMIN BRANDS INC COM
BLMT	BSB BANCORP INC MD COM
BLNG	BARCLAYS BK PLC IPATH METALETN
BLOX	INFOBLOX INC COM
BLPH	BELLEROPHON THERAPEUTICS INC COM
BLRX	BIOLINERX LTD SPONSORED ADR
BLT	BLOUNT INTL INC NEW COM
BLUE	BLUEBIRD BIO INC COM
BLV	VANGUARD BD INDEX FD INC LONG TERM BOND
BLVD	BOULEVARD ACQUISITION CORP COM
BLVDU	BOULEVARD ACQUISITION CORP UT1COM & 1/2WT
BLVDW	BOULEVARD ACQUISITION CORP WT EXP 021919

BLW	BLACKROCK LTD DURATION INC TR COM SHS
BLX	BANCO LATINOAMERICANO DE COME SHS E
BMA	BANCO MACRO SA SPON ADR B
BME	BLACKROCK HEALTH SCIENCES TR COM
BMI	BADGER METER INC COM
BML-G	BANK AMER CORP PFD1/1200 SR1
BML-H	BANK AMER CORP PFD 1/1200SER2
BML-I	BANK AMER CORP PFD 1/1200SER3
BML-J	BANK AMER CORP PFD DP1/1200 4
BML-L	BANK AMER CORP PFD 1/1200SER5
BMO	BANK MONTREAL QUE COM
BMR	BIOMED REALTY TRUST INC COM
BMRC	BANK OF MARIN BANCORP COM
BMRN	BIOMARIN PHARMACEUTICAL INC COM
BMS	BEMIS INC COM
BMTC	BRYN MAWR BK CORP COM
BMY	BRISTOL MYERS SQUIBB CO COM
BNCL	BENEFICIAL BANCORP INC COM
BNCN	BNC BANCORP COM
BND	VANGUARD BD INDEX FD INC TOTAL BND MRKT
BNDX	VANGUARD CHARLOTTE FDS INTL BD IDX ETF
BNFT	BENEFITFOCUS INC COM
BNJ	BLACKROCK N J MUN INCOME TR SH BEN INT
BNK	C1 FINL INC COM
BNO	UNITED STS BRENT OIL FD LP UNIT
BNS	BANK N S HALIFAX COM
BNSO	BONSO ELECTRS INTL INC COM PAR $0.003
BNY	BLACKROCK N Y MUN INCOME TR SH BEN INT
BOBE	BOB EVANS FARMS INC COM
BOCA	BANC CALIF INC SR NT
BOCH	BANK COMM HLDGS COM
BOE	BLACKROCK GLOBAL OPP EQTY TR COM
BOFI	BOFI HLDG INC COM
BOH	BANK HAWAII CORP COM
BOI	BROOKFIELD MTG OPP INC FD INC COM
BOIL	PROSHARES TR II ULT BLMBRG NT GS
BOJA	BOJANGLES INC COM
BOKF	BOK FINL CORP COM NEW
BOM	DEUTSCHE BK AG LONDON BRH DB BASE MET DBL
BONA	BONA FILM GROUP LTD SPONSORED ADS
BOND	PIMCO ETF TR TTL RTN ACTV ETF
BONT	BON-TON STORES INC COM
BOOM	DYNAMIC MATLS CORP COM
BOOT	BOOT BARN HLDGS INC COM
BORN	CHINA NEW BORUN CORP ADR
BOS	DEUTSCHE BK AG LONDON BRH DB BASE MET SHRT
BOSC	BOS BETTER ONLINE SOLUTIONS SHS NEW NIS 80

BOTA	BIOTA PHARMACEUTIALS INC COM
BOTJ	BANK OF THE ST JAMES FINL GP COM
BOX	BOX INC CL A
BOXC	BROOKFIELD CDA OFFICE PPTYS TR UNIT
BP	BP PLC SPONSORED ADR
BPFH	BOSTON PRIVATE FINL HLDGS INC COM
BPFHP	BOSTON PRIVATE FINL HLDGS INC DEP SHS
BPFHW	BOSTON PRIVATE FINL HLDGS INC WT EXP 112118
BPI	BRIDGEPOINT ED INC COM
BPK	BLACKROCK MUNI 2018 TERM TR COM
BPL	BUCKEYE PARTNERS L P UNIT LTD PARTN
BPMC	BLUEPRINT MEDICINES CORP COM
BPMX	BIOPHARMX CORP COM
BPOP	POPULAR INC COM NEW
BPOPM	POPULAR CAP TR II PFD GTD 6.125%
BPOPN	POPULAR CAP TR I PFD 6.70% GTD
BPT	BP PRUDHOE BAY RTY TR UNIT BEN INT
BPTH	BIO PATH HOLDINGS INC COM
BPY	BROOKFIELD PPTY PARTNERS L P UNIT LTD PARTN
BQH	BLACKROCK NY MUNICIPAL BOND TR COM
BR	BROADRIDGE FINL SOLUTIONS INC COM
BRAF	GLOBAL X FDS GLB X BRZ FINL
BRAQ	GLOBAL X FDS GLB X BRAZ CON
BRAZ	GLOBAL X FDS BRAZIL MID CAP
BRC	BRADY CORP CL A
BRCD	BROCADE COMMUNICATIONS SYS INC COM NEW
BRCM	BROADCOM CORP CL A
BREW	CRAFT BREW ALLIANCE INC COM
BRF	MARKET VECTORS ETF TR BRAZL SMCP ETF
BRFS	BRF SA SPONSORED ADR
BRG	BLUEROCK RESIDENT GR REIT INC COM CL A
BRID	BRIDGFORD FOODS CORP COM
BRK.A	BERKSHIRE HATHAWAY INC DEL CL A
BRK.B	BERKSHIRE HATHAWAY INC DEL CL B NEW
BRKL	BROOKLINE BANCORP INC DEL COM
BRKR	BRUKER CORP COM
BRKS	BROOKS AUTOMATION INC COM
BRLI	BIO-REFERENCE LABS INC COM $.01 NEW
BRN	BARNWELL INDS INC COM
BRO	BROWN & BROWN INC COM
BRS	BRISTOW GROUP INC COM
BRSS	GLOBAL BRASS & COPPR HLDGS INC COM
BRT	BRT RLTY TR SH BEN INT NEW
BRX	BRIXMOR PPTY GROUP INC COM
BRXX	EGA EMERGING GLOBAL SHS TR EGS BRAZ INF ETF
BRZU	DIREXION SHS ETF TR BRZ BL 3X SHS NW
BSAC	BANCO SANTANDER CHILE NEW SP ADR REP COM

BSBR	BANCO SANTANDER BRASIL S A ADS REP 1 UNIT
BSCF	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2015
BSCG	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2016
BSCH	CLAYMORE EXCHANGE TRD FD TR GUGG CRP BD 2017
BSCI	CLAYMORE EXCHANGE TRD FD TR GUG BULL2018 E
BSCJ	CLAYMORE EXCHANGE TRD FD TR GUG BULL2019 E
BSCK	CLAYMORE EXCHANGE TRD FD TR GUG BULL2020 E
BSCL	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2021
BSCM	CLAYMORE EXCHANGE TRD FD TR GUGG BULSH 2022
BSCN	CLAYMORE EXCHANGE TRD FD TR 2023 CORP BOND
BSCO	CLAYMORE EXCHANGE TRD FD TR 2024 CORP BOND
BSD	BLACKROCK STRATEGIC MUN TR COM
BSE	BLACKROCK NY MUNI INC QLTY TR COM
BSET	BASSETT FURNITURE INDS INC COM
BSF	BEAR ST FINL INC COM
BSFT	BROADSOFT INC COM
BSI	ALON BLUE SQUARE ISRAEL LTD SPONSORED ADR
BSJF	CLAYMORE EXCHANGE TRD FD TR GUGG BULL 2015
BSJG	CLAYMORE EXCHANGE TRD FD TR GUG BLT2016 HY
BSJH	CLAYMORE EXCHANGE TRD FD TR GUG BLT2017 HY
BSJI	CLAYMORE EXCHANGE TRD FD TR GUG BLT2018 HY
BSJJ	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2019 HY
BSJK	CLAYMORE EXCHANGE TRD FD TR GUG BUL 2020 HY
BSJL	CLAYMORE EXCHANGE TRD FD TR 2021 HG YLD CB
BSJM	CLAYMORE EXCHANGE TRD FD TR 2022 HG YLD CB
BSL	BLACKSTONE GSO FLTING RTE FUND COM
BSM	BLACK STONE MINERALS L P COM UNIT
BSMX	GRUPO FINANCIERO SANTANDER MEX SPON ADR SHS B
BSPM	BIOSTAR PHARMACEUTICALS INC COM NEW
BSQR	BSQUARE CORP COM NEW
BSRR	SIERRA BANCORP COM
BST	BLACKROCK SCIENCE & TECH TR SHS
BSTC	BIOSPECIFICS TECHNOLOGIES CORP COM
BSV	VANGUARD BD INDEX FD INC SHORT TRM BOND
BSX	BOSTON SCIENTIFIC CORP COM
BT	BT GROUP PLC ADR
BTA	BLACKROCK LONG-TERM MUNI ADVNT COM
BTAL	FQF TR QUANT NEUT ANT
BTE	BAYTEX ENERGY CORP COM
BTG	B2GOLD CORP COM
BTH	BLYTH INC COM NEW
BTI	BRITISH AMERN TOB PLC SPONSORED ADR
BTN	BALLANTYNE STRONG INC COM
BTO	HANCOCK JOHN FINL OPPTYS FD SH BEN INT NEW
BTT	BLACKROCK MUN TARGET TERM TR COM SHS BEN IN
BTU	PEABODY ENERGY CORP COM
BTX	BIOTIME INC COM

BTX+	BIOTIME INC WT EXP 100118
BTZ	BLACKROCK CR ALLCTN INC TR COM
BUD	ANHEUSER BUSCH INBEV SA/NV SPONSORED ADR
BUI	BLACKROCK UTIL & INFRASTRCTURE COM
BUNL	DEUTSCHE BK AG LONDON BRH DB GERMAN BD FUT
BUNT	DEUTSCHE BK AG LONDON BRH DB 3X GERMAN BD
BUR	BURCON NUTRASCIENCE CORP COM
BURL	BURLINGTON STORES INC COM
BUSE	FIRST BUSEY CORP COM
BV	BAZAARVOICE INC COM
BVA	CORDIA BANCORP INC COM
BVN	COMPANIA DE MINAS BUENAVENTURA SPONSORED ADR
BVSN	BROADVISION INC COM PAR $.001
BVX	BOVIE MEDICAL CORP COM
BVXV	BIONDVAX PHARMACEUTICALS LTD SPOND ADS
BVXVW	BIONDVAX PHARMACEUTICALS LTD WT EXP 050119
BW#	BABCOCK & WILCOX ENTERPRIS INC COM
BWA	BORGWARNER INC COM
BWC	BABCOCK & WILCOX CO NEW COM
BWEN	BROADWIND ENERGY INC COM NEW
BWFG	BANKWELL FINL GROUP INC COM
BWG	LEGG MASON BW GLB INC OPP FD COM
BWINA	BALDWIN & LYONS INC CL A
BWINB	BALDWIN & LYONS INC CL B
BWL.A	BOWL AMER INC CL A
BWLD	BUFFALO WILD WINGS INC COM
BWP	BOARDWALK PIPELINE PARTNERS LP UT LTD PARTNER
BWV	BARCLAYS BK PLC ETN CBOE SPBUY
BWX	SPDR SERIES TRUST BRCLYS INTL ETF
BWXT#	BWX TECHNOLOGIES INC COM
BWZ	SPDR SERIES TRUST SHRT INTL ETF
BX	BLACKSTONE GROUP L P COM UNIT LTD
BXC	BLUELINX HLDGS INC COM
BXE	BELLATRIX EXPLORATION LTD COM
BXLT#	BAXALTA INC COM
BXMT	BLACKSTONE MTG TR INC COM CL A
BXMX	NUVEEN S&P 500 BUY-WRITE INC COM
BXP	BOSTON PROPERTIES INC COM
BXP-B	BOSTON PROPERTIES INC DEP 1/100 PF B
BXS	BANCORPSOUTH INC COM
BYBK	BAY BANCORP INC COM
BYD	BOYD GAMING CORP COM
BYFC	BROADWAY FINL CORP DEL COM
BYLD	ISHARES TR YLD OPTIM BD
BYLK	BAYLAKE CORP COM
BYM	BLACKROCK MUNICIPL INC QLTY TR COM
BZC	BREEZE EASTERN CORP COM

BZF	WISDOMTREE TR BRAZILN RL FD
BZH	BEAZER HOMES USA INC COM NEW
BZM	BLACKROCK MD MUNICIPAL BOND TR COM
BZQ	PROSHARES TR ULT MSCIBZL CAPP
BZT	BEAZER HOMES USA INC TANGIBLE EQTY
BZUN	BAOZUN INC SPONSORED ADR
C	CITIGROUP INC COM NEW
C+A	CITIGROUP INC WT EXP 010419
C+B	CITIGROUP INC WT EXP 102818
C-C	CITIGROUP INC DEP SHS 1/1000 C
C-J	CITIGROUP INC DEP SHS 1/1000 J
C-K	CITIGROUP INC DEP SHS RP PFD K
C-L	CITIGROUP INC DEP 1/1000 PFD L
C-N	CITIGROUP CAP XIII TR PFD SECS
C-P	CITIGROUP INC DEP SHS PFD AA
CA	CA INC COM
CAAS	CHINA AUTOMOTIVE SYS INC COM
CAB	CABELAS INC COM
CABO#	CABLE ONE INC COM
CAC	CAMDEN NATL CORP COM
CACB	CASCADE BANCORP COM NEW
CACC	CREDIT ACCEP CORP MICH COM
CACI	CACI INTL INC CL A
CACQ	CAESARS ACQUISITION CO CL A
CADC	CHINA ADVANCED CONSTR MATLS GP COM NEW
CADT	DT ASIA INVTS LTD SHS
CADTR	DT ASIA INVTS LTD RTS
CADTU	DT ASIA INVTS LTD UNT 1SHS 1RT 1WT
CADTW	DT ASIA INVTS LTD WT EXP 032921
CAE	CAE INC COM
CAF	MORGAN STANLEY CHINA A SH FD COM
CAFD	8POINT3 ENERGY PARTNERS LP CL A RPT LTDPT
CAFE	BARCLAYS BK PLC IPT COFFEE ETN
CAG	CONAGRA FOODS INC COM
CAH	CARDINAL HEALTH INC COM
CAJ	CANON INC SPONSORED ADR
CAKE	CHEESECAKE FACTORY INC COM
CAL	CALERES INC COM
CALA	CALITHERA BIOSCIENCES INC COM
CALD	CALLIDUS SOFTWARE INC COM
CALI	CHINA AUTO LOGISTICS INC COM NEW
CALL	MAGICJACK VOCALTEC LTD SHS
CALM	CAL MAINE FOODS INC COM NEW
CALX	CALIX INC COM
CAM	CAMERON INTERNATIONAL CORP COM
CAMB	CAMBRIDGE CAP ACQUISITION CORP COM
CAMBU	CAMBRIDGE CAP ACQUISITION CORP UNIT 1COM&1WT

CAMBW	CAMBRIDGE CAP ACQUISITION CORP WT EXP 121718
CAMP	CALAMP CORP COM
CAMT	CAMTEK LTD ORD
CANE	TEUCRIUM COMMODITY TR SUGAR FD
CANF	CAN-FITE BIOPHARMA LTD SPONSORED ADR
CAP	CAI INTERNATIONAL INC COM
CAPE	BARCLAYS BK PLC BARC ETN+SHILL
CAPL	CROSSAMERICA PARTNERS LP UT LTD PTN INT
CAPN	CAPNIA INC COM
CAPNW	CAPNIA INC WT EXP 111219
CAPR	CAPRICOR THERAPEUTICS INC COM
CAPX	ELKHORN ETF TR S&P 500 CAP EX
CAR	AVIS BUDGET GROUP COM
CARA	CARA THERAPEUTICS INC COM
CARB	CARBONITE INC COM
CARO	CAROLINA FINL CORP NEW COM
CART	CAROLINA TR BK LINCOLNTON NC COM
CARV	CARVER BANCORP INC COM NEW
CARZ	FIRST TR EXCHANGE TRADED FD II AUTO INDEX FD
CAS	CASTLE A M & CO COM
CASH	META FINL GROUP INC COM
CASI	CASI PHARMACEUTICALS INC COM
CASM	CAS MED SYS INC COM PAR $0.004
CASS	CASS INFORMATION SYS INC COM
CASY	CASEYS GEN STORES INC COM
CAT	CATERPILLAR INC DEL COM
CATB	CATABASIS PHARMACEUTICALS INC COM
CATM	CARDTRONICS INC COM
CATO	CATO CORP NEW CL A
CATY	CATHAY GEN BANCORP COM
CATYW	CATHAY GEN BANCORP WT EXP 120518
CAVM	CAVIUM INC COM
CAW	CCA INDS INC COM
CB	CHUBB CORP COM
CBA	CLEARBRIDGE AMERN ENERG MLP FD COM
CBAK	CHINA BAK BATTERY INC COM NEW
CBAN	COLONY BANKCORP INC COM
CBAY	CYMABAY THERAPEUTICS INC COM
CBB	CINCINNATI BELL INC NEW COM
CBB-B	CINCINNATI BELL INC NEW PFD CV DEP1/20
CBD	COMPANHIA BRASILEIRA DE DISTRB SPN ADR PFD CL A
CBF	CAPITAL BK FINL CORP CL A COM
CBFV	CB FINL SVCS INC COM
CBG	CBRE GROUP INC CL A
CBI	CHICAGO BRIDGE & IRON CO N V COM
CBIN	COMMUNITY BK SHS IND INC COM
CBK	CHRISTOPHER & BANKS CORP COM

CBL	CBL & ASSOC PPTYS INC COM
CBL-D	CBL & ASSOC PPTYS INC PFD 1/10 SER D
CBL-E	CBL & ASSOC PPTYS INC DEP 1/10TH PFD
CBLI	CLEVELAND BIOLABS INC COM NEW
CBM	CAMBREX CORP COM
CBMG	CELLULAR BIOMEDICINE GROUP INC COM NEW
CBMX	COMBIMATRIX CORPORATION COM NEW
CBND	SPDR SERIES TRUST BRC ISSUER SCORD
CBNJ	CAPE BANCORP INC COM
CBNK	CHICOPEE BANCORP INC COM
CBOE	CBOE HLDGS INC COM
CBON	MARKET VECTORS ETF TR CHINAAMC BD ETF
CBPO	CHINA BIOLOGIC PRODS INC COM
CBPX	CONTINENTAL BLDG PRODS INC COM
CBR	CIBER INC COM
CBRL	CRACKER BARREL OLD CTRY STORE COM
CBS	CBS CORP NEW CL B
CBS.A	CBS CORP NEW CL A
CBSH	COMMERCE BANCSHARES INC COM
CBSHP	COMMERCE BANCSHARES INC DEP SHS RP PFD B
CBT	CABOT CORP COM
CBU	COMMUNITY BK SYS INC COM
CBYL	CARBYLAN THERAPEUTICS INC COM
CBZ	CBIZ INC COM
CC#	CHEMOURS CO COM
CCA	MFS CALIF MUN FD COM
CCBG	CAPITAL CITY BK GROUP INC COM
CCC	CALGON CARBON CORP COM
CCCL	CHINA CERAMICS CO LTD SHS
CCCR	CHINA COML CR INC COM
CCD	CALAMOS DYNAMIC CONV & INCOME COM
CCE	COCA COLA ENTERPRISES INC NEW COM
CCF	CHASE CORP COM
CCG	CAMPUS CREST CMNTYS INC COM
CCG-A	CAMPUS CREST CMNTYS INC PFD SER A 8%
CCI	CROWN CASTLE INTL CORP NEW COM
CCI-A	CROWN CASTLE INTL CORP NEW CNV PFD STK SR A
CCIH	CHINACACHE INTL HLDG LTD SPON ADR
CCJ	CAMECO CORP COM
CCK	CROWN HOLDINGS INC COM
CCL	CARNIVAL CORP PAIRED CTF
CCLP	CSI COMPRESSCO LP COM UNIT
CCM	CONCORD MED SVCS HLDGS LTD SPONSORED ADR
CCMP	CABOT MICROELECTRONICS CORP COM
CCNE	CNB FINL CORP PA COM
CCO	CLEAR CHANNEL OUTDOOR HLDGS IN CL A
CCOI	COGENT COMMUNICATIONS HLDGS IN COM NEW

CCRN	CROSS CTRY HEALTHCARE INC COM
CCS	CENTURY CMNTYS INC COM
CCSC	COUNTRY STYLE COOKING RESTAURA SPONSORED ADR
CCU	COMPANIA CERVECERIAS UNIDAS SA SPONSORED ADR
CCUR	CONCURRENT COMPUTER CORP NEW COM PAR $.01
CCV	COMCAST CORP NEW NT 61
CCX	WISDOMTREE TR DREYFUS CMM FD
CCXE	WISDOMTREE TR COMM COUNTRY EQ
CCXI	CHEMOCENTRYX INC COM
CCZ	COMCAST HOLDINGS CORP ZONES CV2% PCS
CDC	COMPASS EMP FDS TR 100 ENH VOLA ETF
CDE	COEUR MNG INC COM NEW
CDE+	COEUR MNG INC WT EXP 041617
CDI	C D I CORP COM
CDK	CDK GLOBAL INC COM
CDNA	CAREDX INC COM
CDNS	CADENCE DESIGN SYSTEM INC COM
CDR	CEDAR REALTY TRUST INC COM NEW
CDR-B	CEDAR REALTY TRUST INC PFD-B 7.25%
CDRB	CODE REBEL CORP COM
CDTI	CLEAN DIESEL TECHNOLOGIES INC COM PAR $.01
CDTX	CIDARA THERAPEUTICS INC COM
CDW	CDW CORP COM
CDXS	CODEXIS INC COM
CDZI	CADIZ INC COM NEW
CE	CELANESE CORP DEL COM SER A
CEA	CHINA EASTN AIRLS LTD SPON ADR CL H
CEB	CEB INC COM
CECE	CECO ENVIRONMENTAL CORP COM
CECO	CAREER EDUCATION CORP COM
CEE	CENTRAL EUR RUSS & TURK FD INC COM
CEF	CENTRAL FD CDA LTD CL A
CEFL	UBS AG LONDON BRH ETRACS MTH 2XLV
CEL	CELLCOM ISRAEL LTD SHS
CELG	CELGENE CORP COM
CELGZ	CELGENE CORP CONTIN VAL RT
CELP	CYPRESS ENERGY PARTNERS LP LTD PARTNER INT
CEM	CLEARBRIDGE ENERGY MLP FD INC COM
CEMI	CHEMBIO DIAGNOSTICS INC COM NEW
CEMP	CEMPRA INC COM
CEN	CENTER COAST MLP & INFRSTR FD COM SHS
CENT	CENTRAL GARDEN & PET CO COM
CENTA	CENTRAL GARDEN & PET CO CL A NON-VTG
CENX	CENTURY ALUM CO COM
CEO	CNOOC LTD SPONSORED ADR
CEQP	CRESTWOOD EQUITY PARTNERS LP UNIT LTD PARTNER
CERE	CERES INC COM NEW

CERN	CERNER CORP COM
CERS	CERUS CORP COM
CERU	CERULEAN PHARMA INC COM
CET	CENTRAL SECS CORP COM
CETV	CENTRAL EUROPEAN MEDIA ENTRPRS CL A NEW
CETX	CEMTREX INC COM PAR $.001
CEV	EATON VANCE CA MUNI INCOME TR SH BEN INT
CEVA	CEVA INC COM
CEW	WISDOMTREE TR EMERG CUR STR FD
CF	CF INDS HLDGS INC COM
CFA	COMPASS EMP FDS TR US 500 VOL WT
CFBK	CENTRAL FED CORP COM NEW
CFC-A	COUNTRYWIDE CAP IV PFD TR 6.75%
CFC-B	COUNTRYWIDE CAP V GTD CAP SEC 7%
CFD	NUVEEN DIVERSIFIED COMMODTY FD COM UT BEN INT
CFFI	C & F FINL CORP COM
CFFN	CAPITOL FED FINL INC COM
CFG	CITIZENS FINL GROUP INC COM
CFGE	CALAMOS ETF TR FOCUS GROWTH
CFI	CULP INC COM
CFNB	CALIFORNIA FIRST NTNL BANCORP COM
CFNL	CARDINAL FINL CORP COM
CFO	COMPASS EMP FDS TR US500 ENH VOL
CFP	CORNERSTONE PROGRESSIVE RTN FD COM NEW
CFR	CULLEN FROST BANKERS INC COM
CFR-A	CULLEN FROST BANKERS INC PERP PFD SER A %
CFRX	CONTRAFECT CORP COM
CFRXW	CONTRAFECT CORP WT EXP 013117
CFRXZ	CONTRAFECT CORP WT EXP 103115
CFX	COLFAX CORP COM
CG	CARLYLE GROUP L P COM UTS LTD PTN
CGA	CHINA GREEN AGRICULTURE INC COM
CGEN	COMPUGEN LTD ORD
CGG	CGG SPONSORED ADR
CGI	CELADON GROUP INC COM
CGIX	CANCER GENETICS INC COM
CGNT	COGENTIX MED INC COM
CGNX	COGNEX CORP COM
CGO	CALAMOS GLOBAL TOTAL RETURN FD COM SH BEN INT
CGW	CLAYMORE EXCHANGE TRD FD TR 2 GUGG S&P GBL WTR
CH	ABERDEEN CHILE FD INC COM
CHA	CHINA TELECOM CORP LTD SPON ADR H SHS
CHAD	DIREXION SHS ETF TR CSI300 CHINA1X
CHAU	DIREXION SHS ETF TR CSI 300 BULL2X
CHCI	COMSTOCK HLDG COS INC CL A
CHCO	CITY HLDG CO COM
CHCT	COMMUNITY HEALTHCARE TR INC COM

CHD	CHURCH & DWIGHT INC COM
CHDN	CHURCHILL DOWNS INC COM
CHE	CHEMED CORP NEW COM
CHEF	CHEFS WHSE INC COM
CHEK	CHECK CAP LTD SHS
CHEKW	CHECK CAP LTD WT EXP 022820
CHEP	FQF TR QUANT NEUT VAL
CHEV	CHEVIOT FINL CORP NEW COM
CHFC	CHEMICAL FINL CORP COM
CHFN	CHARTER FINL CORP MD COM
CHGG	CHEGG INC COM
CHH	CHOICE HOTELS INTL INC COM
CHI	CALAMOS CONV OPP AND INC FD SH BEN INT
CHIE	GLOBAL X FDS CHINA ENRG ETF
CHII	GLOBAL X FDS CHINA INDL ETF
CHIM	GLOBAL X FDS GBLX CHIMATL NEW
CHIQ	GLOBAL X FDS CHINA CONS ETF
CHIX	GLOBAL X FDS CHINA FINL ETF
CHK	CHESAPEAKE ENERGY CORP COM
CHK-D	CHESAPEAKE ENERGY CORP PFD CONV
CHKE	CHEROKEE INC DEL NEW COM
CHKP	CHECK POINT SOFTWARE TECH LTD ORD
CHKR	CHESAPEAKE GRANITE WASH TR COM SH BEN INT
CHL	CHINA MOBILE LIMITED SPONSORED ADR
CHLN	CHINA HOUSING & LAND DEV INC COM NEW
CHMG	CHEMUNG FINL CORP COM
CHMI	CHERRY HILL MTG INVT CORP COM
CHMT	CHEMTURA CORP COM NEW
CHN	CHINA FD INC COM
CHNA	POWERSHARES ACTIVE MNG ETF TR PWRSH CHI A PT
CHNB	GLOBAL X FDS GF CHINA BD ET
CHNR	CHINA NATURAL RESOURCES INC COM
CHOC	BARCLAYS BK PLC IPTH PURE COCA
CHOP	CHINA GERUI ADV MAT GR LTD USD NEW ORD SHS
CHRS	COHERUS BIOSCIENCES INC COM
CHRW	C H ROBINSON WORLDWIDE INC COM NEW
CHS	CHICOS FAS INC COM
CHSCL	CHS INC CLASS B SER 4
CHSCM	CHS INC RED PFD SER3 CLB
CHSCN	CHS INC PFD B SR 2 RST
CHSCO	CHS INC PFD CL B
CHSCP	CHS INC PFD 8%
CHSP	CHESAPEAKE LODGING TR SH BEN INT
CHSP-A	CHESAPEAKE LODGING TR 7.75% PFD SER A
CHT	CHUNGHWA TELECOM CO LTD SPON ADR NEW11
CHTR	CHARTER COMMUNICATIONS INC DEL CL A NEW
CHU	CHINA UNICOM (HONG KONG) LTD SPONSORED ADR

CHUY	CHUYS HLDGS INC COM
CHW	CALAMOS GBL DYN INCOME FUND COM
CHXF	WISDOMTREE TR CHINADIV EX FI
CHY	CALAMOS CONV & HIGH INCOME FD COM SHS
CI	CIGNA CORPORATION COM
CIA	CITIZENS INC CL A
CIB	BANCOLOMBIA S A SPON ADR PREF
CIDM	CINEDIGM CORP COM
CIE	COBALT INTL ENERGY INC COM
CIEN	CIENA CORP COM NEW
CIF	MFS INTERMEDIATE HIGH INC FD SH BEN INT
CIFC	CIFC CORP COM
CIG	COMPANHIA ENERGETICA DE MINAS SP ADR N-V PFD
CIG.C	COMPANHIA ENERGETICA DE MINAS SPONSORED ADR
CIGI	COLLIERS INTL GROUP INC SUB VTG SHS
CII	BLACKROCK ENH CAP & INC FD INC COM
CIK	CREDIT SUISSE ASSET MGMT INCOM COM
CIM	CHIMERA INVT CORP COM NEW
CINF	CINCINNATI FINL CORP COM
CIO	CITY OFFICE REIT INC COM
CIR	CIRCOR INTL INC COM
CISG	CNINSURE INC SPONSORED ADR
CIT	CIT GROUP INC COM NEW
CIU	ISHARES INTERM CR BD ETF
CIVB	CIVISTA BANCSHARES INC COM NO PAR
CIVBP	CIVISTA BANCSHARES INC 6.50% PFD SER B
CIVI	CIVITAS SOLUTIONS INC COM
CIX	COMPX INTERNATIONAL INC CL A
CIZ	COMPASS EMP FDS TR DP500 WEIG ETF
CIZN	CITIZENS HLDG CO MISS COM
CJES	C&J ENERGY SVCS LTD SHS
CJJD	CHINA JO-JO DRUGSTORES INC COM NEW
CJNK	SPDR SER TR SPDR BOFA CRSS
CKEC	CARMIKE CINEMAS INC COM
CKH	SEACOR HOLDINGS INC COM
CKP	CHECKPOINT SYS INC COM
CKSW	CLICKSOFTWARE TECHNOLOGIES LTD ORD
CKX	CKX LANDS INC COM
CL	COLGATE PALMOLIVE CO COM
CLA	CAPITALA FIN CORP SR NT 061621
CLAC	CAPITOL ACQUISITION CORP II COM
CLACU	CAPITOL ACQUISITION CORP II UNIT 051516
CLACW	CAPITOL ACQUISITION CORP II WT EXP 051516
CLB	CORE LABORATORIES N V COM
CLBH	CAROLINA BK HLDGS INC GREENSBO COM
CLBS	CALADRIUS BIOSCIENCES INC COM
CLC	CLARCOR INC COM

CLCD	COLUCID PHARMACEUTICALS INC COM
CLCT	COLLECTORS UNIVERSE INC COM NEW
CLD	CLOUD PEAK ENERGY INC COM
CLDN	CELLADON CORP COM
CLDT	CHATHAM LODGING TR COM
CLDX	CELLDEX THERAPEUTICS INC NEW COM
CLF	CLIFFS NAT RES INC COM
CLFD	CLEARFIELD INC COM
CLGX	CORELOGIC INC COM
CLH	CLEAN HARBORS INC COM
CLI	MACK CALI RLTY CORP COM
CLIR	CLEARSIGN COMBUSTION CORP COM
CLLS	CELLECTIS S A SPONSORED ADS
CLM	CORNERSTONE STRATEGIC VALUE FD COM PAR $0.001
CLMS	CALAMOS ASSET MGMT INC CL A
CLMT	CALUMET SPECIALTY PRODS PTNRS UT LTD PARTNER
CLNE	CLEAN ENERGY FUELS CORP COM
CLNT	CLEANTECH SOLUTIONS INTL INC COM NEW
CLNY	COLONY CAP INC CL A
CLNY-A	COLONY CAP INC PFD SER A 8.5%
CLNY-B	COLONY CAP INC PERP PFD SER B
CLNY-C	COLONY CAP INC PFD-C
CLR	CONTINENTAL RESOURCES INC COM
CLRB	CELLECTAR BIOSCIENCES INC COM NEW
CLRBW	CELLECTAR BIOSCIENCES INC WT EXP 081919
CLRO	CLEARONE INC COM
CLRX	COLLABRX INC COM
CLS	CELESTICA INC SUB VTG SHS
CLSN	CELSION CORPORATION COM PAR $0.01
CLTX	CELSUS THERAPEUTICS PLC SPONSORED ADR NE
CLUB	TOWN SPORTS INTL HLDGS INC COM
CLV	CLIFFS NAT RES INC DEP1/40TH PFD A
CLVS	CLOVIS ONCOLOGY INC COM
CLW	CLEARWATER PAPER CORP COM
CLWT	EURO TECH HOLDINGS CO LTD SHS NEW
CLX	CLOROX CO DEL COM
CLY	ISHARES 10+ YR CR BD ETF
CM	CDN IMPERIAL BK COMM TORONTO O COM
CMA	COMERICA INC COM
CMA+	COMERICA INC WT EXP 111418
CMBS	ISHARES TR CMBS ETF
CMC	COMMERCIAL METALS CO COM
CMCM	CHEETAH MOBILE INC ADR
CMCO	COLUMBUS MCKINNON CORP N Y COM
CMCSA	COMCAST CORP NEW CL A
CMCSK	COMCAST CORP NEW CL A SPL
CMCT	CIM COML TR CORP COM

CMD	PROSHARES TR II ULSHT BLOOMB CMD
CMDT	ISHARES DOW JONES UBS ROLL SEL SHS BEN INT
CME	CME GROUP INC COM
CMF	ISHARES CALI AMT-FRE ETF
CMFN	CM FIN INC COM
CMG	CHIPOTLE MEXICAN GRILL INC COM
CMGE	CHINA MOBILE GAMES & ENTMT GRP SPONSORED ADR
CMI	CUMMINS INC COM
CMK	MFS INTERMARKET INCOME TRUST I SH BEN INT
CMLP	CRESTWOOD MIDSTREAM PARTNERS L UNIT LTD PARTNER
CMLS	CUMULUS MEDIA INC CL A
CMN	CANTEL MEDICAL CORP COM
CMO	CAPSTEAD MTG CORP COM NO PAR
CMO-E	CAPSTEAD MTG CORP PFD SER E
CMP	COMPASS MINERALS INTL INC COM
CMPR	CIMPRESS N V SHS EURO
CMRE	COSTAMARE INC SHS
CMRE-B	COSTAMARE INC PERP PFD SER B
CMRE-C	COSTAMARE INC PERP PFD SER C
CMRE-D	COSTAMARE INC PFD SER D
CMRX	CHIMERIX INC COM
CMS	CMS ENERGY CORP COM
CMS-B	CONSUMERS ENERGY CO PFD $4.50
CMT	CORE MOLDING TECHNOLOGIES INC COM
CMTL	COMTECH TELECOMMUNICATIONS CP COM NEW
CMU	MFS HIGH YIELD MUN TR SH BEN INT
CN	DBX ETF TR ALL CHINA EQT
CNA	CNA FINL CORP COM
CNAT	CONATUS PHARMACEUTICALS INC COM
CNBKA	CENTURY BANCORP INC MASS CL A NON VTG
CNC	CENTENE CORP DEL COM
CNCE	CONCERT PHARMACEUTICALS INC COM
CNCO	CENCOSUD S A SPONSORED ADS
CNDA	INDEXIQ ETF TR CAN SML CP ETF
CNET	CHINANET ONLINE HLDGS INC COM
CNHI	CNH INDL N V SHS
CNI	CANADIAN NATL RY CO COM
CNIT	CHINA INFORMATION TECHNOLOGY COM
CNK	CINEMARK HOLDINGS INC COM
CNL	CLECO CORP NEW COM
CNLM	C B PHARMA ACQUISITION CORP SHS
CNLMR	C B PHARMA ACQUISITION CORP RT EXP 061716
CNLMU	C B PHARMA ACQUISITION CORP UNT 1 COM 1 WT
CNLMW	C B PHARMA ACQUISITION CORP WT EXP 121721
CNMD	CONMED CORP COM
CNNX	CONE MIDSTREAM PARTNERS LP COM UNIT REPST
CNO	CNO FINL GROUP INC COM

CNOB	CONNECTONE BANCORP INC NEW COM
CNP	CENTERPOINT ENERGY INC COM
CNQ	CANADIAN NAT RES LTD COM
CNR	CHINA METRO-RURAL HLDGS LTD SHS
CNS	COHEN & STEERS INC COM
CNSI	COMVERSE INC COM
CNSL	CONSOLIDATED COMM HLDGS INC COM
CNTF	CHINA TECHFAITH WIRLS COMM TEC SPONSORED ADR
CNTR	POWERSHARES ETF TR II CONTRARIAN OPP
CNTY	CENTURY CASINOS INC COM
CNV	CNOVA N V SHS
CNW	CON-WAY INC COM
CNX	CONSOL ENERGY INC COM
CNXC	CNX COAL RES LP COMUN RPT LPIN
CNXR	CONNECTURE INC COM
CNXT	MARKET VECTORS ETF TR CHINAAMC SME ETF
CNY	MORGAN STANLEY RENMIN/USD ETN
CNYD	CHINA YIDA HOLDINGS CO COM PAR $0.0001
CO	CHINA CORD BLOOD CORP SHS
COB	COMMUNITYONE BANCORP COM
COBO	PROSHARES TR USD COVERED BD
COBZ	COBIZ FINANCIAL INC COM
CODI	COMPASS DIVERSIFIED HOLDINGS SH BEN INT
COF	CAPITAL ONE FINL CORP COM
COF+	CAPITAL ONE FINL CORP WT EXP 111418
COF-C	CAPITAL ONE FINL CORP DEP SHS PFD C
COF-D	CAPITAL ONE FINL CORP DEP SHS 1/40
COF-P	CAPITAL ONE FINL CORP DEP SHS 1/40TH
COG	CABOT OIL & GAS CORP COM
COH	COACH INC COM
COHR	COHERENT INC COM
COHU	COHU INC COM
COKE	COCA COLA BOTTLING CO CONS COM
COL	ROCKWELL COLLINS INC COM
COLB	COLUMBIA BKG SYS INC COM
COLL	COLLEGIUM PHARMACEUTICAL INC COM
COLM	COLUMBIA SPORTSWEAR CO COM
COMM	COMMSCOPE HLDG CO INC COM
COMT	ISHARES U S ETF TR COMMOD SEL STG
CONE	CYRUSONE INC COM
CONN	CONNS INC COM
COO	COOPER COS INC COM NEW
COOL	MAJESCO ENTERTAINMENT CO COM PAR $.001
COP	CONOCOPHILLIPS COM
COPX	GLOBAL X FDS COPPER MNR ETF
COR	CORESITE RLTY CORP COM
COR-A	CORESITE RLTY CORP PFD SER A

CORE	CORE MARK HOLDING CO INC COM
CORI	CORIUM INTL INC COM
CORN	TEUCRIUM COMMODITY TR CORN FD SHS
CORP	PIMCO ETF TR INV GRD CRP BD
CORR	CORENERGY INFRASTRUCTURE TR IN COM
CORR-A	CORENERGY INFRASTRUCTURE TR IN DEP SHS REPSTG
CORT	CORCEPT THERAPEUTICS INC COM
COSI	COSI INC COM NEW
COST	COSTCO WHSL CORP NEW COM
COT	COTT CORP QUE COM
COTY	COTY INC COM CL A
COUP	COUPONS COM INC COM
COVR	COVER-ALL TECHNOLOGIES INC COM
COVS	COVISINT CORP COM
COW	BARCLAYS BANK PLC ETN DJUBSLVSTK37
COWN	COWEN GROUP INC NEW CL A
COWNL	COWEN GROUP INC NEW SR NT 8.25%
CP	CANADIAN PAC RY LTD COM
CPA	COPA HOLDINGS SA CL A
CPAC	CEMENTOS PACASMAYO S A A SPON ADR REP 5
CPAH	COUNTERPATH CORP COM NEW
CPB	CAMPBELL SOUP CO COM
CPE	CALLON PETE CO DEL COM
CPE-A	CALLON PETE CO DEL PFD SER A 10%
CPER	UNITED STS COMMODITY IDX FDTR CM REP COPP FD
CPF	CENTRAL PAC FINL CORP COM NEW
CPG	CRESCENT PT ENERGY CORP COM
CPGI	CHINA SHENGDA PACKAGING GROUP COM NEW
CPGX#	COLUMBIA PIPELINE GROUP INC COM
CPHC	CANTERBURY PARK HOLDING CORP COM
CPHD	CEPHEID COM
CPHI	CHINA PHARMA HLDGS INC COM
CPHR	CIPHER PHARMACEUTICALS INC COM
CPI	INDEXIQ ETF TR IQ REAL RTN ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC COM
CPK	CHESAPEAKE UTILS CORP COM
CPL	CPFL ENERGIA S A SPONSORED ADR
CPLA	CAPELLA EDUCATION COMPANY COM
CPLP	CAPITAL PRODUCT PARTNERS L P COM UNIT LP
CPN	CALPINE CORP COM NEW
CPPL	COLUMBIA PIPELINE PARTNERS LP COM UT REPSTG
CPRT	COPART INC COM
CPRX	CATALYST PHARMACEUTICALS INC COM
CPS	COOPER STD HLDGS INC COM
CPSH	CPS TECHNOLOGIES CORP COM
CPSI	COMPUTER PROGRAMS & SYS INC COM
CPSS	CONSUMER PORTFOLIO SVCS INC COM

CPST	CAPSTONE TURBINE CORP COM
CPT	CAMDEN PPTY TR SH BEN INT
CPTA	CAPITALA FIN CORP COM
CPXX	CELATOR PHARMACEUTICALS INC COM
CQH	CHENIERE ENERGY PTNRS LP HLDGC COM REP LLC IN
CQP	CHENIERE ENERGY PARTNERS LP COM UNIT
CQQQ	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN TECH
CR	CRANE CO COM
CRAI	CRA INTL INC COM
CRAY	CRAY INC COM NEW
CRBN	ISHARES TR MSCI LW CRB TG
CRBP	CORBUS PHARMACEUTICALS HLDGS COM
CRBQ	ALPS ETF TR GLB COMMOD EQTY
CRC	CALIFORNIA RES CORP COM
CRCM	CARE COM INC COM
CRD.A	CRAWFORD & CO CL A
CRD.B	CRAWFORD & CO CL B
CRDC	CARDICA INC COM
CRDS	CROSSROADS SYS INC COM NEW
CRDT	WISDOMTREE TR STRATEGIC CP BD
CRED	ISHARES CORE US CR BD
CREE	CREE INC COM
CREG	CHINA RECYCLING ENERGY CORP COM
CRESY	CRESUD S A C I F Y A SPONSORED ADR
CRF	CORNERSTONE TOTAL RTRN FD INC COM PAR $0.01
CRH	CRH PLC ADR
CRI	CARTER INC COM
CRIS	CURIS INC COM
CRK	COMSTOCK RES INC COM NEW
CRL	CHARLES RIV LABS INTL INC COM
CRM	SALESFORCE COM INC COM
CRMD	CORMEDIX INC COM
CRME	CARDIOME PHARMA CORP COM NO PAR
CRMT	AMERICAS CAR MART INC COM
CRNT	CERAGON NETWORKS LTD ORD
CROC	PROSHARES TR II PROSHS U/SHAUS
CROP	INDEXIQ ETF TR GLB AGRI SM CP
CROX	CROCS INC COM
CRR	CARBO CERAMICS INC COM
CRS	CARPENTER TECHNOLOGY CORP COM
CRT	CROSS TIMBERS RTY TR TR UNIT
CRTN	CARTESIAN INC COM
CRTO	CRITEO S A SPONS ADS
CRUS	CIRRUS LOGIC INC COM
CRV	COAST DISTR SYS COM
CRVL	CORVEL CORP COM
CRVP	CRYSTAL ROCK HLDGS INC COM

CRWN	CROWN MEDIA HLDGS INC CL A
CRWS	CROWN CRAFTS INC COM
CRY	CRYOLIFE INC COM
CRZO	CARRIZO OIL & GAS INC COM
CS	CREDIT SUISSE GROUP SPONSORED ADR
CSAL	COMMUNICATIONS SALES&LEAS INC COM
CSBK	CLIFTON BANCORP INC COM
CSC	COMPUTER SCIENCES CORP COM
CSCB	CREDIT SUISSE NASSAU BRH X LNK COMM BNC
CSCD	CASCADE MICROTECH INC COM
CSCO	CISCO SYS INC COM
CSCR	CREDIT SUISSE NASSAU BRH X LNK COMM ROT
CSD	CLAYMORE EXCHANGE TRD FD TR GUGG SPINOFF ETF
CSF	COMPASS EMP FDS TR US 500 INDEX ETF
CSFL	CENTERSTATE BANKS INC COM
CSG	CHAMBERS STR PPTYS COM
CSGP	COSTAR GROUP INC COM
CSGS	CSG SYS INTL INC COM
CSH	CASH AMER INTL INC COM
CSI	CUTWATER SELECT INCOME FD COM
CSII	CARDIOVASCULAR SYS INC DEL COM
CSIQ	CANADIAN SOLAR INC COM
CSJ	ISHARES 1-3 YR CR BD ETF
CSL	CARLISLE COS INC COM
CSLS	CREDIT SUISSE NASSAU BRH X LNG SHT EQUT
CSLT	CASTLIGHT HEALTH INC CL B
CSM	PROSHARES TR PSHS LC COR PLUS
CSMA	CREDIT SUISSE NASSAU BRH X LNK MERG ARB
CSMB	CREDIT SUISSE NASSAU BRH X LNK 2X LV MER
CSMN	CREDIT SUISSE NASSAU BRH X LNK HOLT MKT
CSOD	CORNERSTONE ONDEMAND INC COM
CSPI	CSP INC COM
CSQ	CALAMOS STRATEGIC TOTL RETN FD COM SH BEN INT
CSRE	CSR PLC SPONSORED ADR
CSS	CSS INDS INC COM
CST	CST BRANDS INC COM
CSTE	CAESARSTONE SDOT-YAM LTD ORD SHS
CSTM	CONSTELLIUM NV CL A
CSU	CAPITAL SR LIVING CORP COM
CSUN	CHINA SUNERGY CO LTD SPONSORED ADR NE
CSV	CARRIAGE SVCS INC COM
CSWC	CAPITAL SOUTHWEST CORP COM
CSX	CSX CORP COM
CTAS	CINTAS CORP COM
CTB	COOPER TIRE & RUBR CO COM
CTBI	COMMUNITY TR BANCORP INC COM
CTCM	CTC MEDIA INC COM

CTCT	CONSTANT CONTACT INC COM
CTF	NUVEEN LG/SHT COMMODITY TOTRTN COM UT BEN INT
CTG	COMPUTER TASK GROUP INC COM
CTHR	CHARLES & COLVARD LTD COM
CTIB	CTI INDUSTRIES CORP COM NEW
CTIC	CTI BIOPHARMA CORP COM
CTL	CENTURYLINK INC COM
CTLT	CATALENT INC COM
CTNN	BARCLAYS BK PLC IPT COTTON ETN
CTO	CONSOLIDATED TOMOKA LD CO COM
CTQ	QWEST CORP NT 7.375% 51
CTR	CLEARBRIDGE ENERGY MLP TR FD COM
CTRE	CARETRUST REIT INC COM
CTRL	CONTROL4 CORP COM
CTRN	CITI TRENDS INC COM
CTRP	CTRIP COM INTL LTD AMERICAN DEP SHS
CTRV	CONTRAVIR PHARMACEUTICALS INC COM
CTRX	CATAMARAN CORP COM
CTS	CTS CORP COM
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CL A
CTSO	CYTOSORBENTS CORP COM NEW
CTT	CATCHMARK TIMBER TR INC CL A
CTU	QWEST CORP NT 7% 25
CTV	QWEST CORP NT 10/01/54
CTW	QWEST CORP NOTES 7.5%
CTWS	CONNECTICUT WTR SVC INC COM
CTX	QWEST CORP NT 52
CTXS	CITRIX SYS INC COM
CTY	QWEST CORP NT
CU	FIRST TR ISE GLOBL COPPR INDEX COM
CUB	CUBIC CORP COM
CUBA	HERZFELD CARIBBEAN BASIN FD COM
CUBE	CUBESMART COM
CUBE-A	CUBESMART 7.75% RED PFD SH
CUBI	CUSTOMERS BANCORP INC COM
CUBI-C	CUSTOMERS BANCORP INC PFD-C FIX/FLT
CUBS	CUSTOMERS BANCORP INC SR NT 18
CUDA	BARRACUDA NETWORKS INC COM
CUI	CUI GLOBAL INC COM NEW
CUK	CARNIVAL PLC ADR
CUNB	CU BANCORP CALIF COM
CUO	CONTINENTAL MATLS CORP COM PAR $0.25
CUPM	BARCLAYS BK PLC IPT COPPER ETN
CUR	NEURALSTEM INC COM
CURE	DIREXION SHS ETF TR HEALTHCARE BUL
CUT	CLAYMORE EXCHANGE TRD FD TR 2 GUGG TIMBER ETF
CUTR	CUTERA INC COM

CUZ	COUSINS PPTYS INC COM
CVA	COVANTA HLDG CORP COM
CVB	CORPORATE BACKED TR CTFS SER 02-6 7.75%
CVBF	CVB FINL CORP COM
CVC	CABLEVISION SYS CORP CL A NY CABLVS
CVCO	CAVCO INDS INC DEL COM
CVCY	CENTRAL VALLEY CMNTY BANCORP COM
CVE	CENOVUS ENERGY INC COM
CVEO	CIVEO CORP COM
CVG	CONVERGYS CORP COM
CVGI	COMMERCIAL VEH GROUP INC COM
CVGW	CALAVO GROWERS INC COM
CVI	CVR ENERGY INC COM
CVLT	COMMVAULT SYSTEMS INC COM
CVLY	CODORUS VY BANCORP INC COM
CVM	CEL SCI CORP COM PAR $0.01
CVM+	CEL SCI CORP WT EXP 101118
CVO	CENVEO INC COM
CVOL	CITIGROUP INC NEW ETN CITI VOL 20
CVR	CHICAGO RIVET & MACH CO COM
CVRR	CVR REFNG LP COMUNIT REP LT
CVRS	CORINDUS VASCULAR ROBOTICS INC COM
CVS	CVS HEALTH CORP COM
CVSL	CVSL INC COM NEW
CVT	CVENT INC COM
CVTI	COVENANT TRANSN GROUP INC CL A
CVU	CPI AEROSTRUCTURES INC COM NEW
CVV	CVD EQUIPMENT CORP COM
CVX	CHEVRON CORP NEW COM
CVY	CLAYMORE EXCHANGE TRD FD TR GUG MULTI ASSET
CW	CURTISS WRIGHT CORP COM
CWAY	COASTWAY BANCORP INC COM
CWB	SPDR SERIES TRUST BRC CNV SECS ETF
CWBC	COMMUNITY WEST BANCSHARES COM
CWCO	CONSOLIDATED WATER CO INC ORD
CWEI	WILLIAMS CLAYTON ENERGY INC COM
CWI	SPDR INDEX SHS FDS MSCI ACWI EXUS
CWST	CASELLA WASTE SYS INC CL A
CWT	CALIFORNIA WTR SVC GROUP COM
CX	CEMEX SAB DE CV SPON ADR NEW
CXA	SPDR SERIES TRUST NUVN CALI MUNI
CXDC	CHINA XD PLASTICS CO LTD COM
CXE	MFS HIGH INCOME MUN TR SH BEN INT
CXH	MFS INVT GRADE MUN TR SH BEN INT
CXO	CONCHO RES INC COM
CXP	COLUMBIA PPTY TR INC COM NEW
CXW	CORRECTIONS CORP AMER NEW COM NEW

CY	CYPRESS SEMICONDUCTOR CORP COM
CYAD	CELYAD SA ADR
CYAN	CYANOTECH CORP COM PAR $0.02
CYB	WISDOMTREE TR CHINESE YUAN FD
CYBE	CYBEROPTICS CORP COM
CYBR	CYBERARK SOFTWARE LTD SHS
CYBX	CYBERONICS INC COM
CYCC	CYCLACEL PHARMACEUTICALS INC COM NEW
CYCCP	CYCLACEL PHARMACEUTICALS INC PFD CONV EX 6%
CYD	CHINA YUCHAI INTL LTD COM
CYH	COMMUNITY HEALTH SYS INC NEW COM
CYHHZ	COMMUNITY HEALTH SYS INC NEW RT 012716
CYN	CITY NATL CORP COM
CYN-C	CITY NATL CORP DEP 1/40TH PFD C
CYN-D	CITY NATL CORP DEP SHS 1/40 D
CYNA	CYNAPSUS THERAPEUTICS INC COM PAR NO PAR
CYNI	CYAN INC COM
CYNO	CYNOSURE INC CL A
CYOU	CHANGYOU COM LTD ADS REP CL A
CYRN	CYREN LTD SHS
CYS	CYS INVTS INC COM
CYS-A	CYS INVTS INC CUM REDEEMABLE P
CYS-B	CYS INVTS INC PFD SER B
CYT	CYTEC INDS INC COM
CYTK	CYTOKINETICS INC COM NEW
CYTR	CYTRX CORP COM PAR $.001
CYTX	CYTORI THERAPEUTICS INC COM
CZA	CLAYMORE EXCHANGE TRD FD TR GUG MIDCAP CORE
CZFC	CITIZENS FIRST CORP COM
CZNC	CITIZENS & NORTHN CORP COM
CZR	CAESARS ENTMT CORP COM
CZWI	CITIZENS CMNTY BANCORP INC MD COM
CZZ	COSAN LTD SHS A
D	DOMINION RES INC VA NEW COM
DAC	DANAOS CORPORATION SHS
DAEG	DAEGIS INC COM
DAG	DEUTSCHE BK AG LDN BRH DB AGRIC DBL LN
DAIO	DATA I O CORP COM
DAKP	DAKOTA PLAINS HLDGS INC COM
DAKT	DAKTRONICS INC COM
DAL	DELTA AIR LINES INC DEL COM NEW
DAN	DANA HLDG CORP COM
DANG	E-COMMERCE CHINA DANGDANG INC SPN ADS COM A
DAR	DARLING INGREDIENTS INC COM
DARA	DARA BIOSCIENCES INC COM PAR $
DATA	TABLEAU SOFTWARE INC CL A
DATE	JIAYUAN COM INTL LTD SPONSORED ADR

DAVE	FAMOUS DAVES AMER INC COM
DAX	RECON CAP SER TR RECON CAP DAX GE
DB	DEUTSCHE BANK AG NAMEN AKT
DBA	POWERSHS DB MULTI SECT COMM TR PS DB AGRICUL FD
DBAP	DBX ETF TR DB XTR MSCI PAC
DBAW	DBX ETF TR EX US HDG EQTY
DBB	POWERSHS DB MULTI SECT COMM TR DB BASE METALS
DBBR	DBX ETF TR XTRAK MSCI BRAZL
DBC	POWERSHARES DB CMDTY IDX TRACK UNIT BEN INT
DBD	DIEBOLD INC COM
DBE	POWERSHS DB MULTI SECT COMM TR DB ENERGY FUND
DBEF	DBX ETF TR XTRAK MSCI EAFE
DBEM	DBX ETF TR XTRAK MSCI EMKT
DBEU	DBX ETF TR DB XTR MSCI EUR
DBEZ	DBX ETF TR MSCI EM HDG EQ
DBGR	DBX ETF TR DX TRACKR GERMN
DBIF	DBX ETF TR SP HDG GLB INF
DBIZ	ADVISORSHARES TR PRING TRNR BUS
DBJP	DBX ETF TR XTRAK MSCI JAPN
DBKO	DBX ETF TR ST KOREA HD FD
DBL	DOUBLELINE OPPORTUNISTIC CR FD COM
DBMX	DBX ETF TR MEX HDG EQ FD
DBO	POWERSHS DB MULTI SECT COMM TR DB OIL FUND
DBP	POWERSHS DB MULTI SECT COMM TR DB PREC MTLS
DBRE	DBX ETF TR DJ HDG INT RL
DBS	POWERSHS DB MULTI SECT COMM TR DB SILVER FUND
DBU	WISDOMTREE TR GLB EX US UTILIT
DBUK	DBX ETF TR DB XTRAKR MSCI
DBV	POWERSHARES DB G10 CURCY HARVS COM UT BEN INT
DBVT	DBV TECHNOLOGIES S A SPONSORED ADR
DCA	VIRTUS TOTAL RETURN FD COM
DCI	DONALDSON INC COM
DCIX	DIANA CONTAINERSHIPS INC COM
DCM	NTT DOCOMO INC SPONS ADR
DCNG	BARCLAYS BK PLC IPTH NAT GAS
DCO	DUCOMMUN INC DEL COM
DCOM	DIME CMNTY BANCSHARES COM
DCT	DCT INDUSTRIAL TRUST INC COM NEW
DCTH	DELCATH SYS INC COM NEW
DCUA	DOMINION RES INC VA NEW CRP UNIT 2013 A
DCUB	DOMINION RES INC VA NEW CRP UNIT 2013 B
DCUC	DOMINION RES INC VA NEW CRP UNIT 2014 A
DD	DU PONT E I DE NEMOURS & CO COM
DD#	DU PONT E I DE NEMOURS & CO EX DISTRIB WI
DD-A	DU PONT E I DE NEMOURS & CO PFD $3.50
DD-B	DU PONT E I DE NEMOURS & CO PFD $4.50
DDC	DOMINION DIAMOND CORP COM

DDD	3-D SYS CORP DEL COM NEW
DDE	DOVER DOWNS GAMING & ENTMT INC COM
DDF	DELAWARE INVTS DIV & INCOME FD COM
DDG	PROSHARES TR PSHS SHT OIL&GAS
DDM	PROSHARES TR PSHS ULTRA DOW30
DDP	DEUTSCHE BK AG LDN BRH DB COMMOD SHRT
DDR	DDR CORP COM
DDR-J	DDR CORP DEPSHS1/20 CLJ
DDR-K	DDR CORP DEP 1/20TH CL K
DDS	DILLARDS INC CL A
DDT	DILLARDS CAP TR I CAP SECS 7.5%
DE	DEERE & CO COM
DEA	EASTERLY GOVT PPTYS INC COM
DECK	DECKERS OUTDOOR CORP COM
DEE	DEUTSCHE BK AG LDN BRH DB COM DBL SHT
DEF	CLAYMORE EXCHANGE TRD FD TR GUGGEN DEFN EQTY
DEG	DELHAIZE GROUP SPONSORED ADR
DEI	DOUGLAS EMMETT INC COM
DEJ	DEJOUR ENERGY INC COM
DEL	DELTIC TIMBER CORP COM
DELT	DELTA TECHNOLOGY HLDGS LTD USD ORD SHS
DELTW	DELTA TECHNOLOGY HLDGS LTD WT EXP 121817
DEM	WISDOMTREE TR EMERG MKTS ETF
DENN	DENNYS CORP COM
DEO	DIAGEO P L C SPON ADR NEW
DEPO	DEPOMED INC COM
DERM	DERMIRA INC COM
DES	WISDOMTREE TR SMALLCAP DIVID
DEST	DESTINATION MATERNITY CORP COM
DEW	WISDOMTREE TR GLB EQTY INC FD
DEX	DELAWARE ENHANCED GBL DIV & IN COM
DF	DEAN FOODS CO NEW COM NEW
DFE	WISDOMTREE TR EUROPE SMCP DV
DFF	BANK AMER CORP LNK DJ INDSTL
DFJ	WISDOMTREE TR JP SMALLCP DIV
DFP	FLAHERTY & CRUMRINE DYN PFD SHS
DFRG	DEL FRISCOS RESTAURANT GROUP I COM
DFS	DISCOVER FINL SVCS COM
DFS-B	DISCOVER FINL SVCS DEP SHS
DFT	DUPONT FABROS TECHNOLOGY INC COM
DFT-A	DUPONT FABROS TECHNOLOGY INC PERP PFD SER A
DFT-B	DUPONT FABROS TECHNOLOGY INC CUM PERP PFD-B
DFVL	BARCLAYS BK PLC TRES 5YR BULL
DFVS	BARCLAYS BK PLC TRES 5YR BEAR
DG	DOLLAR GEN CORP NEW COM
DGAS	DELTA NAT GAS INC COM
DGAZ	CREDIT SUISSE NASSAU BRH VS 3XLNGNATGAS

DGI	DIGITALGLOBE INC COM NEW
DGICA	DONEGAL GROUP INC CL A
DGICB	DONEGAL GROUP INC CL B
DGII	DIGI INTL INC COM
DGL	POWERSHS DB MULTI SECT COMM TR DB GOLD FUND
DGLD	CREDIT SUISSE NASSAU BRH 3X INVERS GOLD
DGLY	DIGITAL ALLY INC COM NEW
DGP	DEUTSCHE BK AG LDN BRH DB GOLD DBL LNG
DGRE	WISDOMTREE TR EM MKTS DVD GROW
DGRO	ISHARES TR CORE DIV GRWTH
DGRS	WISDOMTREE TR US S CAP DIV GRW
DGRW	WISDOMTREE TR US DIVD GRT FD
DGS	WISDOMTREE TR EMG MKTS SMCAP
DGSE	DGSE COMPANIES INC COM
DGT	SPDR SERIES TRUST GLB DOW ETF
DGX	QUEST DIAGNOSTICS INC COM
DGZ	DEUTSCHE BK AG LDN BRH DB GOLD SHORT
DHF	DREYFUS HIGH YIELD STRATEGIES SH BEN INT
DHG	DEUTSCHE HIGH INCOME OPPORT FD COM
DHI	D R HORTON INC COM
DHIL	DIAMOND HILL INVESTMENT GROUP COM NEW
DHR	DANAHER CORP DEL COM
DHRM	DEHAIER MEDICAL SYSTEMS LIMITE SHS
DHS	WISDOMTREE TR EQTY INC FD
DHT	DHT HOLDINGS INC SHS NEW
DHVW	ETF SER SOLUTIONS DMND HILL VAL
DHX	DHI GROUP INC COM
DHXM	DHX MEDIA LTD SHS VAR VTG
DHY	CREDIT SUISSE HIGH YLD BND FD SH BEN INT
DI	PIMCO ETF TR DIV INC ACT ETF
DIA	SPDR DOW JONES INDL AVRG ETF UT SER 1
DIAX	NUVEEN DOW 30 DYN OVERWRITE SHS
DIG	PROSHARES TR PSHS ULTRA O&G
DIM	WISDOMTREE TR INTL MIDCAP DV
DIN	DINEEQUITY INC COM
DIOD	DIODES INC COM
DIRT	BARCLAYS BK PLC IPTH AGRIC ETN
DIS	DISNEY WALT CO COM DISNEY
DISCA	DISCOVERY COMMUNICATNS NEW COM SER A
DISCB	DISCOVERY COMMUNICATNS NEW COM SER B
DISCK	DISCOVERY COMMUNICATNS NEW COM SER C
DISH	DISH NETWORK CORP CL A
DIT	AMCON DISTRG CO COM NEW
DIV	GLOBAL X FDS GLOBX SUPDV US
DIVA	FQF TR HDG DIV INC FD
DIVC	CITIGROUP INC NEW HOW STRAT DIV
DIVI	ADVISORSHARES TR ATHENA HGH DIV

DIVY	REALITY SHS ETF TR DIVS ETF
DJCI	UBS AG JERSEY BRH DJ COMMD ETN39
DJCO	DAILY JOURNAL CORP COM
DJP	BARCLAYS BK PLC DJUBS CMDT ETN36
DK	DELEK US HLDGS INC COM
DKL	DELEK LOGISTICS PARTNERS LP COM UNT RP INT
DKS	DICKS SPORTING GOODS INC COM
DKT	DEUTSCHE BK CONTINGNT CAP TR V TR PFD SEC 8.05%
DL	CHINA DISTANCE ED HLDGS LTD SPONS ADR
DLA	DELTA APPAREL INC COM
DLB	DOLBY LABORATORIES INC COM
DLBL	BARCLAYS BK PLC 30 YR TREAS BULL
DLBS	BARCLAYS BK PLC 30 YR TREAS BEAR
DLHC	DLH HLDGS CORP COM
DLN	WISDOMTREE TR LARGECAP DIVID
DLNG	DYNAGAS LNG PARTNERS LP COM UNIT LTD PT
DLPH	DELPHI AUTOMOTIVE PLC SHS
DLR	DIGITAL RLTY TR INC COM
DLR-E	DIGITAL RLTY TR INC PFD-E
DLR-F	DIGITAL RLTY TR INC PFD-F
DLR-G	DIGITAL RLTY TR INC PFD SER G 5.875%
DLR-H	DIGITAL RLTY TR INC PFD SER H
DLS	WISDOMTREE TR INTL SMCAP DIV
DLTR	DOLLAR TREE INC COM
DLX	DELUXE CORP COM
DM	DOMINION MIDSTREAM PARTNERS LP COM UT REP LTD
DMB	DREYFUS MUN BD INFRSTRCTR FD SHS
DMD	DEMAND MEDIA INC COM NEW
DMF	DREYFUS MUN INCOME INC COM
DMLP	DORCHESTER MINERALS LP COM UNIT
DMND	DIAMOND FOODS INC COM
DMO	WESTERN ASSET MTG DEF OPPTY FD COM
DMRC	DIGIMARC CORP NEW COM
DNB	DUN & BRADSTREET CORP DEL NEW COM
DNBF	DNB FINL CORP COM
DNI	DIVIDEND & INCOME FUND COM NEW
DNKN	DUNKIN BRANDS GROUP INC COM
DNL	WISDOMTREE TR GLB EX UD DVD GR
DNN	DENISON MINES CORP COM
DNO	UNITED STS SHORT OIL FD LP UNITS
DNOW	NOW INC COM
DNP	DNP SELECT INCOME FD COM
DNR	DENBURY RES INC COM NEW
DO	DIAMOND OFFSHORE DRILLING INC COM
DOC	PHYSICIANS RLTY TR COM
DOD	DEUTSCHE BK AG LONDON ETN DJ HY 2022
DOG	PROSHARES TR PSHS SHORT DOW30

DOL	WISDOMTREE TR INTL LRGCAP DV
DOM	DOMINION RES BLACK WARRIOR TR UNITS BEN INT
DON	WISDOMTREE TR MIDCAP DIVI FD
DOO	WISDOMTREE TR INTL DIV EX FINL
DOOR	MASONITE INTL CORP NEW COM
DORM	DORMAN PRODUCTS INC COM
DOV	DOVER CORP COM
DOVR	DOVER SADDLERY INC COM
DOW	DOW CHEM CO COM
DOX	AMDOCS LTD SHS
DPG	DUFF & PHELPS GLB UTL INC FD COM
DPK	DIREXION SHS ETF TR DLY DEV MKT BEAR
DPLO	DIPLOMAT PHARMACY INC COM
DPM	DCP MIDSTREAM PARTNERS LP COM UT LTD PTN
DPRX	DIPEXIUM PHARMACEUTICALS INC COM
DPS	DR PEPPER SNAPPLE GROUP INC COM
DPU	DEUTSCHE BK AG LDN BRH DB COMM LNG ETN
DPW	DIGITAL PWR CORP COM
DPZ	DOMINOS PIZZA INC COM
DQ	DAQO NEW ENERGY CORP SPNSRD ADR NEW
DRA	DIVERSIFIED REAL ASSET INC FD COM SHS
DRAD	DIGIRAD CORP COM
DRAM	DATARAM CORP COM PAR NEW $1
DRC	DRESSER-RAND GROUP INC COM
DRD	DRDGOLD LIMITED SPON ADR REPSTG
DRE	DUKE REALTY CORP COM NEW
DRGS	ROYAL BK OF SCOTLAND PLC BIG PHARMA ETN
DRH	DIAMONDROCK HOSPITALITY CO COM
DRI	DARDEN RESTAURANTS INC COM
DRII	DIAMOND RESORTS INTL INC COM
DRIP	DIREXION SHS ETF TR OIL GAS BEAR3X
DRN	DIREXION SHS ETF TR DLY R/E BULL3X
DRNA	DICERNA PHARMACEUTICALS INC COM
DRQ	DRIL-QUIP INC COM
DRR	MORGAN STANLEY SHRT EUR ETN20
DRRX	DURECT CORP COM
DRV	DIREXION SHS ETF TR DLY R/E BEAR3X
DRVN	HIGHLAND FDS I EVNT DRIVEN
DRW	WISDOMTREE TR GLB EX US RL EST
DRWI	DRAGONWAVE INC COM
DRWIW	DRAGONWAVE INC WT EXP 080116
DRYS	DRYSHIPS INC SHS
DSCI	DERMA SCIENCES INC COM PAR $.01
DSCO	DISCOVERY LABORATORIES INC NEW COM NEW
DSE	DUFF & PHELPS SLCT ENGY MLP FD COM
DSGX	DESCARTES SYS GROUP INC COM
DSI	ISHARES MSCI KLD400 SOC

DSKX	DS HEALTHCARE GROUP INC COM
DSKY	IDREAMSKY TECHNOLOGY LIMITED SPONSORED ADS
DSL	DOUBLELINE INCOME SOLUTIONS FD COM
DSLV	CREDIT SUISSE NASSAU BRH 3X INVERS SILV
DSM	DREYFUS STRATEGIC MUN BD FD COM
DSPG	DSP GROUP INC COM
DSS	DOCUMENT SEC SYS INC COM
DST	DST SYS INC DEL COM
DSU	BLACKROCK DEBT STRAT FD INC COM
DSUM	POWERSHARES ETF TR II ASIA PAC BD PR
DSW	DSW INC CL A
DSWL	DESWELL INDS INC COM
DSX	DIANA SHIPPING INC COM
DSX-B	DIANA SHIPPING INC PERP PFD SER B
DSXN	DIANA SHIPPING INC 8.5% SR NT 20
DTD	WISDOMTREE TR TOTAL DIVID FD
DTE	DTE ENERGY CO COM
DTEA	DAVIDSTEA INC COM
DTF	DTF TAX-FREE INCOME INC COM
DTH	WISDOMTREE TR DEFA EQT INC ETF
DTK	DEUTSCHE BK CONTGNT CAP TR III TR PFD SECS 7.6%
DTLA-	BROOKFIELD DTLA FD OFFICE TR I PFD SER A 7.625%
DTLK	DATALINK CORP COM
DTN	WISDOMTREE TR DIV EX-FINL FD
DTO	DEUTSCHE BK AG LONDON BRH DB CRUDE OIL DBL
DTQ	DTE ENERGY CO SUB DEB 62
DTSI	DTS INC COM
DTUL	BARCLAYS BK PLC 2 YR TREAS BULL
DTUS	BARCLAYS BK PLC 2 YR TREAS BEAR
DTV	DIRECTV COM
DTYL	BARCLAYS BK PLC 10 YR TREAS BULL
DTYS	BARCLAYS BK PLC 10 YR TREAS BEAR
DTZ	DTE ENERGY CO JR SB DB6.5%61
DUC	DUFF & PHELPS UTIL CORP BD TR COM
DUG	PROSHARES TR ULSHOIL&GASNEW13
DUK	DUKE ENERGY CORP NEW COM NEW
DUKH	DUKE ENERGY CORP NEW JR SUB DEB 73
DUST	DIREXION SHS ETF TR GLD MNRS BEAR 3X
DV	DEVRY ED GROUP INC COM
DVA	DAVITA HEALTHCARE PARTNERS INC COM
DVAX	DYNAVAX TECHNOLOGIES CORP COM NEW
DVCR	DIVERSICARE HEALTHCARE SVCS IN COM
DVD	DOVER MOTORSPORTS INC COM
DVHI	UBS AG LONDON BRH ETRACS DIV HI 43
DVHL	UBS AG LONDON BRH ETRAC MP2X LEV
DVN	DEVON ENERGY CORP NEW COM
DVP	ETF SER SOLUTIONS DEEP VALUE ETF

DVY	ISHARES TR SELECT DIVID ETF
DVYA	ISHARES ASIA/PAC DIV ETF
DVYE	ISHARES EM MKTS DIV ETF
DVYL	UBS AG LONDON BRH ETRACS MP2X DJ
DW	DREW INDS INC COM NEW
DWA	DREAMWORKS ANIMATION SKG INC CL A
DWAQ	POWERSHARES ETF TRUST DYNAMIC OTC PT
DWAS	POWERSHARES ETF TRUST II DWA SC MOMNT PTF
DWAT	ARROW INVTS TR DWA TACTICAL ETF
DWCH	DATAWATCH CORP COM NEW
DWM	WISDOMTREE TR DEFA FD
DWRE	DEMANDWARE INC COM
DWSN	DAWSON GEOPHYSICAL CO NEW COM
DWTI	CREDIT SUISSE NASSAU BRH VS 3XINV CRUDE
DWX	SPDR INDEX SHS FDS S&P INTL ETF
DX	DYNEX CAP INC COM NEW
DX-A	DYNEX CAP INC PFD SER A
DX-B	DYNEX CAP INC PFD SER B 7.625%
DXB	DEUTSCHE BK CONTINGENT CAP TR TR PFD SEC 6.55%
DXCM	DEXCOM INC COM
DXD	PROSHARES TR PSHS ULDOW30 NEW
DXGE	WISDOMTREE TR GERMANY HEDEQ FD
DXJ	WISDOMTREE TR JAPN HEDGE EQT
DXJC	WISDOMTREE TR JAPAN CP GOODS
DXJF	WISDOMTREE TR JAPAN HDG FINL
DXJH	WISDOMTREE TR JAP HD HLTH CR
DXJR	WISDOMTREE TR JAPAN HD RL ES
DXJS	WISDOMTREE TR JPN SCAP HDG EQT
DXJT	WISDOMTREE TR JP TECH MEDIA
DXKW	WISDOMTREE TR KOREA HEDG EQT
DXLG	DESTINATION XL GROUP INC COM
DXM	DEX MEDIA INC NEW COM
DXPE	DXP ENTERPRISES INC NEW COM NEW
DXPS	WISDOMTREE TR UK HEDG EQT FD
DXR	DAXOR CORP COM
DXUS	WISDOMTREE TR GLB EX US HDG
DXYN	DIXIE GROUP INC CL A
DY	DYCOM INDS INC COM
DYAX	DYAX CORP COM
DYN	DYNEGY INC NEW DEL COM
DYN+	DYNEGY INC NEW DEL WT EXP 100217
DYN-A	DYNEGY INC NEW DEL PFD CONV SER A
DYNT	DYNATRONICS CORP COM NEW
DYSL	DYNASIL CORP AMER COM
DYY	DEUTSCHE BK AG LDN BRH DB COM DBLE LNG
DZK	DIREXION SHS ETF TR DLY DEV MKT BULL
DZZ	DEUTSCHE BK AG LDN BRH GOLD DOUBLE SHOR

E	ENI S P A SPONSORED ADR
EA	ELECTRONIC ARTS INC COM
EAA	ENTERGY ARK INC 1ST MTG BD
EAB	ENTERGY ARK INC 1MTG BD 52
EAC	ERICKSON INC COM
EAD	WELLS FARGO ADVANTAGE INCOME COM SHS
EAE	ENTERGY ARK INC 1STMTG BD4.75%63
EARN	ELLINGTON RESIDENTIAL MTG REIT COM SHS BEN INT
EARS	AURIS MED HLDG AG COM
EAT	BRINKER INTL INC COM
EBAY	EBAY INC COM
EBF	ENNIS INC COM
EBIO	ELEVEN BIOTHERAPEUTICS INC COM
EBIX	EBIX INC COM NEW
EBMT	EAGLE BANCORP MONT INC COM
EBND	SPDR SERIES TRUST BRCLY EM LOCL
EBR	CENTRAIS ELETRICAS BRASILEIRAS SPONSORED ADR
EBR.B	CENTRAIS ELETRICAS BRASILEIRAS SPON ADR PFD B
EBS	EMERGENT BIOSOLUTIONS INC COM
EBSB	MERIDIAN BANCORP INC MD COM
EBTC	ENTERPRISE BANCORP INC MASS COM
EC	ECOPETROL S A SPONSORED ADS
ECA	ENCANA CORP COM
ECC	EAGLE PT CR CO LLC COM
ECCA	EAGLE PT CR CO INC PFD SER A
ECF	ELLSWORTH GROWTH & INCOME FD L COM
ECH	ISHARES MSCI CH CAP ETF
ECHO	ECHO GLOBAL LOGISTICS INC COM
ECL	ECOLAB INC COM
ECNS	ISHARES TR CHINA SM-CAP ETF
ECOL	US ECOLOGY INC COM
ECOM	CHANNELADVISOR CORP COM
ECON	EGA EMERGING GLOBAL SHS TR EGS EMKTCONS ETF
ECPG	ENCORE CAP GROUP INC COM
ECR	ECLIPSE RES CORP COM
ECT	ECA MARCELLUS TR I COM UNIT
ECTE	ECHO THERAPEUTICS INC COM NEW
ECYT	ENDOCYTE INC COM
ED	CONSOLIDATED EDISON INC COM
EDAP	EDAP TMS S A SPONSORED ADR
EDC	DIREXION SHS ETF TR DLY EMRGMKT BULL
EDD	MORGAN STANLEY EM MKTS DM DEBT COM
EDE	EMPIRE DIST ELEC CO COM
EDF	STONE HBR EMERG MRKTS INC FD COM
EDGW	EDGEWATER TECHNOLOGY INC COM
EDI	STONE HBR EMERG MKTS TL INC FD COM
EDIV	SPDR INDEX SHS FDS S&P EM MKT DIV

EDN	EMPRESA DIST Y COMERCIAL NORTE SPON ADR
EDOG	ALPS ETF TR EM SECT DIV DG
EDR	EDUCATION RLTY TR INC COM NEW
EDU	NEW ORIENTAL ED & TECH GRP INC SPON ADR
EDUC	EDUCATIONAL DEV CORP COM
EDV	VANGUARD WORLD FD EXTENDED DUR
EDZ	DIREXION SHS ETF TR DLY EMKT 3X NEW
EE	EL PASO ELEC CO COM NEW
EEA	EUROPEAN EQUITY FUND COM
EEB	CLAYMORE EXCHANGE TRD FD TR GUGG BRIC ETF
EEFT	EURONET WORLDWIDE INC COM
EEH	SWEDISH EXPT CR CORP ELEMENT USETN22
EEHB	POWERSHARES ETF TR II S&P EMRGHIBETA
EEI	ECOLOGY & ENVIRONMENT INC CL A
EELV	POWERSHARES ETF TR II EM MRK LOW VOL
EEM	ISHARES TR MSCI EMG MKT ETF
EEMA	ISHARES MSCI EM ASIA ETF
EEME	ISHARES MSCI EM EMEA ETF
EEML	ISHARES TR MSCI EMK LAT ETF
EEMS	ISHARES EM MKT SM-CP ETF
EEMV	ISHARES EM MK MINVOL ETF
EEP	ENBRIDGE ENERGY PARTNERS L P COM
EEQ	ENBRIDGE ENERGY MANAGEMENT LLC SHS UNITS LLI
EES	WISDOMTREE TR SMLCAP EARN FD
EET	PROSHARES TR MSCI EMRG ETF
EEV	PROSHARES TR SHT MSCI NEW
EFA	ISHARES TR MSCI EAFE ETF
EFAD	PROSHARES TR MSCI EAFE DIVD
EFAV	ISHARES TR EAFE MIN VOL ETF
EFC	ELLINGTON FINANCIAL LLC COM
EFF	EATON VANCE FLTG RATE INCOM FD COM SHS BEN INT
EFFE	GLOBAL X FDS GBL X JPM EFF
EFG	ISHARES EAFE GRWTH ETF
EFII	ELECTRONICS FOR IMAGING INC COM
EFM	ENTERGY MISS INC 1ST MTG BD 40
EFO	PROSHARES TR ULTR MSCI ETF
EFOI	ENERGY FOCUS INC COM NEW
EFR	EATON VANCE SR FLTNG RTE TR COM
EFSC	ENTERPRISE FINL SVCS CORP COM
EFT	EATON VANCE FLTING RATE INC TR COM
EFU	PROSHARES TR ULSH MSCIEAF NEW
EFUT	E FUTURE INFORMATION TECH INC SHS
EFV	ISHARES EAFE VALUE ETF
EFX	EQUIFAX INC COM
EFZ	PROSHARES TR PSHS SH MSCI EAF
EGAN	EGAIN CORP COM NEW
EGAS	GAS NAT INC COM

EGBN	EAGLE BANCORP INC MD COM
EGF	BLACKROCK ENHANCED GOVT FD INC COM
EGHT	8X8 INC NEW COM
EGI	ENTREE GOLD INC COM
EGIF	EAGLE GRWTH & INCOME OPPTY FD COM SHS BEN IN
EGL	ENGILITY HLDGS INC NEW COM
EGLE	EAGLE BULK SHIPPING INC SHS NEW 2014
EGLT	EGALET CORP COM
EGN	ENERGEN CORP COM
EGO	ELDORADO GOLD CORP NEW COM
EGOV	NIC INC COM
EGP	EASTGROUP PPTY INC COM
EGPT	MARKET VECTORS ETF TR EGYPT INDX ETF
EGRW	ISHARES MSCI EMK GRW ETF
EGRX	EAGLE PHARMACEUTICALS INC COM
EGT	ENTERTAINMENT GAMING ASIA INC COM PAR $0.001
EGY	VAALCO ENERGY INC COM NEW
EHI	WESTERN ASSET GLB HI INCOME FD COM
EHIC	EHI CAR SVCS LTD SPON ADS CL A
EHTH	EHEALTH INC COM
EIA	EATON VANCE CALIF MUN BD FD II COM
EIDO	ISHARES TR MSCI INDONIA ETF
EIG	EMPLOYERS HOLDINGS INC COM
EIGI	ENDURANCE INTL GROUP HLDGS INC COM
EIM	EATON VANCE MUN BD FD COM
EIO	EATON VANCE OHIO MUN BD FD COM
EIP	EATON VANCE PA MUN BD FD COM
EIRL	ISHARES TR IRELAND CAPD ETF
EIS	ISHARES MSCI ISR CAP ETF
EIV	EATON VANCE MUN BD FD II COM
EIX	EDISON INTL COM
EJ	E HOUSE CHINA HLDGS LTD ADR
EL	LAUDER ESTEE COS INC CL A
ELA	ENTERGY LA LLC 1ST MTG BD SER
ELB	ENTERGY LA LLC 1ST MTG BD
ELD	WISDOMTREE TR EM LCL DEBT FD
ELECU	ELECTRUM SPL ACQUISITION CORP UNIT 1SH&1WT
ELGX	ENDOLOGIX INC COM
ELJ	ENTERGY LA LLC 1ST MTG5.25%52
ELLI	ELLIE MAE INC COM
ELLO	ELLOMAY CAPITAL LIMITED SHS
ELMD	ELECTROMED INC COM
ELNK	EARTHLINK HLDGS CORP COM
ELON	ECHELON CORP COM
ELOS	SYNERON MEDICAL LTD ORD SHS
ELP	COMPANHIA PARANAENSE ENERG COP SPON ADR PFD
ELRC	ELECTRO RENT CORP COM

ELS	EQUITY LIFESTYLE PPTYS INC COM
ELS-C	EQUITY LIFESTYLE PPTYS INC DEP SH REP PFD
ELSE	ELECTRO-SENSORS INC COM
ELTK	ELTEK LTD ORD
ELU	ENTERGY LA LLC 1ST MTG BD
ELY	CALLAWAY GOLF CO COM
EMAG	MARKET VECTORS ETF TR EMKT AGGR BD ETF
EMAN	EMAGIN CORP COM NEW
EMB	ISHARES JP MOR EM MK ETF
EMBB	SPDR INDEX SHS FDS SPDR MSCI BEYOND
EMC	E M C CORP MASS COM
EMCB	WISDOMTREE TR WSDM EMKTBD FD
EMCD	SPDR SER TR SPDR BOFA ML
EMCF	EMCLAIRE FINL CORP COM
EMCG	WISDOMTREE TR E MKTS CNSMR GR
EMCI	EMC INS GROUP INC COM
EMCR	EGA EMERGING GLOBAL SHS TR EGSHS EMKTSCOR
EMD	WESTERN ASSET EMRG MKT INCM FD COM
EMDD	EGA EMERGING GLOBAL SHS TR EGSHARE EM DOM
EMDI	ISHARES EMK CNSM DIS ETF
EME	EMCOR GROUP INC COM
EMES	EMERGE ENERGY SVCS LP COM REP PARTN
EMEY	ISHARES EMK ENG CAPP ETF
EMF	TEMPLETON EMERGING MKTS FD INC COM
EMFM	GLOBAL X FDS GLB X NXT EMRG
EMFT	SPDR INDEX SHS FDS MSCI EM50 ETF
EMI	EATON VANCE MI MUNI INCOME TR SH BEN INT
EMIF	ISHARES EMGR MKT INF ETF
EMIH	DBX ETF TR EM MA BD INT RT
EMITF	ELBIT IMAGING LTD SHS NEW
EMJ	EATON VANCE N J MUN BD FD COM
EMKR	EMCORE CORP COM NEW
EML	EASTERN CO COM
EMLB	BARCLAYS BK PLC IPATH EMERG ETN
EMLC	MARKET VECTORS ETF TR EM LC CURR DBT
EMLP	FIRST TR EXCHANGE TRADED FD IV NO AMER ENERGY
EMMS	EMMIS COMMUNICATIONS CORP CL A
EMMSP	EMMIS COMMUNICATIONS CORP PFD CV SER A
EMN	EASTMAN CHEM CO COM
EMO	CLEARBRIDGE ENERGY MLP OPP FD COM
EMQ	ENTERGY MISS INC MTG 1ST BDS 6%
EMQQ	EXCHANGE TRADED CONCEPTS TR EMQQ EM INTERN
EMR	EMERSON ELEC CO COM
EMRE	CLAYMORE EXCHANGE-TRD FD TR 2 GUGG EM RL EST
EMSA	BARCLAYS BK PLC MSCI EMER SH ETN
EMXX	EURASIAN MINERALS INC COM
EMZ	ENTERGY MISS INC 1ST MTG BD

ENB	ENBRIDGE INC COM
ENBL	ENABLE MIDSTREAM PARTNERS LP COM UNIT RP IN
ENDP	ENDO INTL PLC SHS
ENFC	ENTEGRA FINL CORP COM
ENFR	ALPS ETF TR ALERIAN ENERGY
ENG	ENGLOBAL CORP COM
ENGN	ISHARES TR INDS BD ETF
ENH	ENDURANCE SPECIALTY HLDGS LTD SHS
ENH-A	ENDURANCE SPECIALTY HLDGS LTD PFD SER A
ENH-B	ENDURANCE SPECIALTY HLDGS LTD PFD-B
ENI	ENERSIS S A SPONSORED ADR
ENJ	ENTERGY NEW ORLEANS INC 1ST MTG 5% 52
ENL	REED ELSEVIER N V SPONS ADR NEW
ENLC	ENLINK MIDSTREAM LLC COM UNIT REP LTD
ENLK	ENLINK MIDSTREAM PARTNERS LP COM UNIT REP LTD
ENOC	ENERNOC INC COM
ENPH	ENPHASE ENERGY INC COM
ENR	ENERGIZER HLDGS INC COM
ENR#	ENERGIZER HLDGS INC NEW COM
ENRJ	ENERJEX RESOURCES INC COM PAR $0.001
ENRJ-	ENERJEX RESOURCES INC RED PFD SER A
ENS	ENERSYS COM
ENSG	ENSIGN GROUP INC COM
ENSV	ENSERVCO CORP COM
ENT	GLOBAL EAGLE ENTMT INC COM
ENTA	ENANTA PHARMACEUTICALS INC COM
ENTG	ENTEGRIS INC COM
ENTL	ENTELLUS MED INC COM
ENV	ENVESTNET INC COM
ENVA	ENOVA INTL INC COM
ENVI	ENVIVIO INC COM
ENX	EATON VANCE NEW YORK MUN BD FD COM
ENY	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CA ENRG INC
ENZ	ENZO BIOCHEM INC COM
ENZL	ISHARES NW ZEALND CP ETF
ENZN	ENZON PHARMACEUTICALS INC COM
ENZY	ENZYMOTEC LTD SHS
EOC	EMPRESA NACIONAL DE ELCTRCIDAD SPONSORED ADR
EOD	WELLS FARGO ADV GLB DIV OPP FD COM
EOG	EOG RES INC COM
EOI	EATON VANCE ENHANCED EQ INC FD COM
EOS	EATON VANCE ENH EQTY INC FD II COM
EOT	EATON VANCE NATL MUN OPPORT TR COM SHS
EOX	EMERALD OIL INC COM PAR 0.001
EP-C	EL PASO ENERGY CAP TR I PFD CV TR SECS
EPAM	EPAM SYS INC COM
EPAX	AMBASSADORS GROUP INC COM

EPAY	BOTTOMLINE TECH DEL INC COM
EPC#	EDGEWELL PERS CARE CO COM
EPD	ENTERPRISE PRODS PARTNERS L P COM
EPE	EP ENERGY CORP CL A
EPHE	ISHARES TR MSCI PHILIPS ETF
EPI	WISDOMTREE TR INDIA ERNGS FD
EPIQ	EPIQ SYS INC COM
EPM	EVOLUTION PETROLEUM CORP COM
EPM-A	EVOLUTION PETROLEUM CORP PFD-A 8.5%
EPOL	ISHARES TR MSCI POL CAP ETF
EPP	ISHARES MSCI PAC JP ETF
EPR	EPR PPTYS COM SH BEN INT
EPR-C	EPR PPTYS PFD C CNV 5.75%
EPR-E	EPR PPTYS CONV PFD 9% SR E
EPR-F	EPR PPTYS PFD SER F %
EPRO	ADVISORSHARES TR ADVISORSHS EQPRO
EPRS	EPIRUS BIOPHARMACEUTICALS INC COM
EPS	WISDOMTREE TR EARNING 500 FD
EPU	ISHARES ALL PERU CAP ETF
EPV	PROSHARES TR ULTSHT FTSE EURO
EPZM	EPIZYME INC COM
EQAL	POWERSHARES ETF TR II 1000 EQ WHT PT
EQC	EQUITY COMWLTH COM SH BEN INT
EQC-D	EQUITY COMWLTH CUM PFD S D 6.5%
EQC-E	EQUITY COMWLTH CUM PFD E 7.25%
EQCO	EQUITY COMWLTH SR NT 5.75%
EQGP	EQT GP HLDGS LP COM UNIT REP
EQIX	EQUINIX INC COM PAR $0.001
EQL	ALPS ETF TR EQUAL SEC ETF
EQLT	ALPS ETF TR WRKPLC EQL PRT
EQM	EQT MIDSTREAM PARTNERS LP UNIT LTD PARTN
EQR	EQUITY RESIDENTIAL SH BEN INT
EQS	EQUUS TOTAL RETURN INC COM
EQT	EQT CORP COM
EQWL	POWERSHARES ETF TRUST RUSSELL 200 WTH
EQWM	POWERSHARES ETF TRUST RUSSELL MID WTH
EQWS	POWERSHARES ETF TRUST RUSSELL 2000 WTH
EQY	EQUITY ONE COM
ERA	ERA GROUP INC COM
ERB	ERBA DIAGNOSTICS COM
ERC	WELLS FARGO ADVANTAGE MULTI COM SHS
ERF	ENERPLUS CORP COM
ERH	WELLS FARGO ADVANTAGE UTILS COM
ERI	ELDORADO RESORTS INC COM
ERIC	ERICSSON ADR B SEK 10
ERIE	ERIE INDTY CO CL A
ERII	ENERGY RECOVERY INC COM

ERJ	EMBRAER S A SP ADR REP 4 COM
ERN	ERIN ENERGY CORP COM
ERO	BARCLAYS BK PLC IP EUR/USD ETN
EROC	EAGLE ROCK ENERGY PARTNERS LP UNIT
EROS	EROS INTL PLC SHS NEW
ERS	EMPIRE RES INC DEL COM
ERUS	ISHARES INC MSCI RUSSIA CAP
ERW	EXCHANGE TRADED CONCEPTS TR JANUS EQL RSK W
ERX	DIREXION SHS ETF TR DLY ENRGY BULL3X
ERY	DIREXION SHS ETF TR DLY ENERBR3X NEW
ES	EVERSOURCE ENERGY COM
ESBA	EMPIRE ST RLTY OP L P UNIT LTD PRTNSP
ESBK	ELMIRA SVGS BK ELMIRA N Y COM
ESCA	ESCALADE INC COM
ESCR	ESCALERA RES CO COM
ESCRP	ESCALERA RES CO PFD SER A
ESD	WESTERN ASSET EMRG MKT DEBT FD COM
ESE	ESCO TECHNOLOGIES INC COM
ESEA	EUROSEAS LTD COM NEW
ESES	ECO STIM ENERGY SOLUTIONS INC COM
ESGR	ENSTAR GROUP LIMITED SHS
ESI	ITT EDUCATIONAL SERVICES INC COM
ESIO	ELECTRO SCIENTIFIC INDS COM
ESL	ESTERLINE TECHNOLOGIES CORP COM
ESLT	ELBIT SYS LTD ORD
ESMC	ESCALON MED CORP COM NEW
ESND	ESSENDANT INC COM
ESNT	ESSENT GROUP LTD COM
ESP	ESPEY MFG & ELECTRS CORP COM
ESPR	ESPERION THERAPEUTICS INC NEW COM
ESR	ISHARES EM EAST EURO ETF
ESRT	EMPIRE ST RLTY TR INC CL A
ESRX	EXPRESS SCRIPTS HLDG CO COM
ESS	ESSEX PPTY TR INC COM
ESS-H	ESSEX PPTY TR INC PFD SER H
ESSA	ESSA BANCORP INC COM
ESSX	ESSEX RENT CORP COM
ESTE	EARTHSTONE ENERGY INC COM NEW
ESV	ENSCO PLC SHS CLASS A
ESXB	COMMUNITY BANKERS TR CORP COM
ETAK	ELEPHANT TALK COMM CORP COM NEW
ETB	EATON VANCE TAX MNGED BUY WRIT COM
ETE	ENERGY TRANSFER EQUITY L P COM UT LTD PTN
ETF	ABERDEEN EMERGING MKTS SMALLER COM
ETFC	E TRADE FINANCIAL CORP COM NEW
ETG	EATON VANCE TX ADV GLBL DIV FD COM
ETH	ETHAN ALLEN INTERIORS INC COM

ETJ	EATON VANCE RISK MNGD DIV EQTY COM
ETM	ENTERCOM COMMUNICATIONS CORP CL A
ETN	EATON CORP PLC SHS
ETO	EATON VANCE TX ADV GLB DIV OP COM
ETP	ENERGY TRANSFER PRTNRS L P UNIT LTD PARTN
ETR	ENTERGY CORP NEW COM
ETRM	ENTEROMEDICS INC COM NEW
ETSY	ETSY INC COM
ETV	EATON VANCE TX MNG BY WRT OPP COM
ETW	EATON VANCE TXMGD GL BUYWR OPP COM
ETX	EATON VANCE MUN INCOME 2028 TE SHS
ETY	EATON VANCE TX MGD DIV EQ INCM COM
EUDG	WISDOMTREE TR EURO DIV GRWTH
EUFN	ISHARES MSCI EURO FL ETF
EUFX	PROSHARES TR II PROSHS SHT EUR
EUM	PROSHARES TR PSHS SH MSCI EMR
EUMV	ISHARES TR EURO MIN VOL
EUO	PROSHARES TR II ULTRASHRT EURO
EURL	DIREXION SHS ETF TR DLY FTS BUL 3X
EURN	EURONAV NV ANTWERPEN SHS
EUSA	ISHARES MSCI USA ETF
EUSC	WISDOMTREE TR EUR HDG SMLCAP
EV	EATON VANCE CORP COM NON VTG
EVA	ENVIVA PARTNERS LP COM UNIT
EVAL	ISHARES MSCI EM VAL ETF
EVAR	LOMBARD MED INC COM
EVBN	EVANS BANCORP INC COM NEW
EVBS	EASTERN VA BANKSHARES INC COM
EVC	ENTRAVISION COMMUNICATIONS CP CL A
EVDY	EVERYDAY HEALTH INC COM
EVEP	EV ENERGY PARTNERS LP COM UNITS
EVER	EVERBANK FINL CORP COM
EVER-A	EVERBANK FINL CORP DEP1/1000 PF A
EVF	EATON VANCE SR INCOME TR SH BEN INT
EVG	EATON VANCE SH TM DR DIVR INCM COM
EVGN	EVOGENE LTD SHS
EVH	EVOLENT HEALTH INC CL A
EVHC	ENVISION HEALTHCARE HLDGS INC COM
EVI	ENVIROSTAR INC COM
EVJ	EATON VANCE NJ MUNI INCOME TR SH BEN INT
EVK	EVER GLORY INTL GRP INC COM NEW
EVLV	EVINE LIVE INC CL A
EVM	EATON VANCE CALIF MUN BD FD COM
EVN	EATON VANCE MUNI INCOME TRUST SH BEN INT
EVO	EATON VANCE OH MUNI INCOME TR SH BEN INT
EVOK	EVOKE PHARMA INC COM
EVOL	EVOLVING SYS INC COM NEW

EVP	EATON VANCE PA MUNI INCOME TR SH BEN INT
EVR	EVERCORE PARTNERS INC CLASS A
EVT	EATON VANCE TAX ADVT DIV INCM COM
EVTC	EVERTEC INC COM
EVV	EATON VANCE LTD DUR INCOME FD COM
EVX	MARKET VECTORS ETF TR MV ENVIR SVCS
EVY	EATON VANCE NY MUNI INCOME TR SH BEN INT
EW	EDWARDS LIFESCIENCES CORP COM
EWA	ISHARES MSCI AUST ETF
EWBC	EAST WEST BANCORP INC COM
EWC	ISHARES MSCI CDA ETF
EWD	ISHARES MSCI SWEDEN ETF
EWEM	RYDEX ETF TRUST GUG EMK CTR ETF
EWG	ISHARES MSCI GERMANY ETF
EWH	ISHARES MSCI HONG KG ETF
EWHS	ISHARES TR HK SM CP ETF
EWI	ISHARES MSCI ITALCPD ETF
EWJ	ISHARES MSCI JAPAN ETF
EWK	ISHARES BELGIUM CAPD ETF
EWL	ISHARES MSCI SZ CAP ETF
EWM	ISHARES MSCI MALAYSI ETF
EWN	ISHARES MSCI NETHERL ETF
EWO	ISHARES AUSTRIA CAPD ETF
EWP	ISHARES MSCI SPAN CP ETF
EWQ	ISHARES MSCI FRANCE ETF
EWRI	RYDEX ETF TRUST GUG RUSS1000 EQL
EWRM	RYDEX ETF TRUST GUG RUSS MCP EQL
EWRS	RYDEX ETF TRUST GUG RUSS2000 EQL
EWS	ISHARES MSCI SINGAP ETF
EWSS	ISHARES TR SINGPRE SMCP ETF
EWT	ISHARES MSCI TAIWAN ETF
EWU	ISHARES TR MSCI UTD KNGDM
EWV	PROSHARES TR ULTSHT MSCI JAP
EWW	ISHARES MSCI MEX CAP ETF
EWX	SPDR INDEX SHS FDS S&P EMKTSC ETF
EWY	ISHARES MSCI STH KOR ETF
EWZ	ISHARES MSCI BRZ CAP ETF
EWZS	ISHARES BRAZIL SM-CP ETF
EXA	EXA CORP COM
EXAC	EXACTECH INC COM
EXAM	EXAMWORKS GROUP INC COM
EXAR	EXAR CORP COM
EXAS	EXACT SCIENCES CORP COM
EXC	EXELON CORP COM
EXCU	EXELON CORP CORP UNIT
EXD	EATON VANCE TAX-ADV BD & OPTN COM SH BEN INT
EXEL	EXELIXIS INC COM

EXFO	EXFO INC SUB VTG SHS
EXG	EATON VANCE TAX MNGD GBL DV EQ COM
EXH	EXTERRAN HLDGS INC COM
EXI	ISHARES GLOB INDSTRL ETF
EXK	ENDEAVOUR SILVER CORP COM
EXL	EXCEL TR INC COM
EXL-B	EXCEL TR INC PFD-B
EXLP	EXTERRAN PARTNERS LP COM UNITS
EXLS	EXLSERVICE HOLDINGS INC COM
EXP	EAGLE MATERIALS INC COM
EXPD	EXPEDITORS INTL WASH INC COM
EXPE	EXPEDIA INC DEL COM NEW
EXPO	EXPONENT INC COM
EXPR	EXPRESS INC COM
EXR	EXTRA SPACE STORAGE INC COM
EXT	WISDOMTREE TR TTL EARNING FD
EXTR	EXTREME NETWORKS INC COM
EXXI	ENERGY XXI LTD USD UNRS SHS
EYES	SECOND SIGHT MED PRODS INC COM
EZA	ISHARES MSCI STH AFR ETF
EZCH	EZCHIP SEMICONDUCTOR LIMITED ORD
EZJ	PROSHARES TR UL MSCI JP ETF
EZM	WISDOMTREE TR MDCP EARN FUND
EZPW	EZCORP INC CL A NON VTG
EZT	ENTERGY TEXAS INC 1ST MTG BD 64
EZU	ISHARES EMU ETF
EZY	WISDOMTREE TR LRGECP VALUE FD
F	FORD MTR CO DEL COM PAR $0.01
FAB	FIRST TR MULTI CP VAL ALPHA FD COM SHS
FAC	FIRST ACCEPTANCE CORP COM
FAD	FIRST TR MULTI CAP VALUE ALPHA COM SHS
FAF	FIRST AMERN FINL CORP COM
FALC	FALCONSTOR SOFTWARE INC COM
FAM	FIRST TR ABERDEEN GLBL OPP FD COM SHS
FAN	FIRST TR ISE GLB WIND ENRG ETF COM SHS
FANG	DIAMONDBACK ENERGY INC COM
FARM	FARMER BROS CO COM
FARO	FARO TECHNOLOGIES INC COM
FAS	DIREXION SHS ETF TR DLY FIN BULL NEW
FAST	FASTENAL CO COM
FATE	FATE THERAPEUTICS INC COM
FAUS	FIRST TR EXCH TRD ALPHA FD II AUSTRALIA ALPH
FAV	FIRST TR DIVIDEND INCOME FD COM
FAX	ABERDEEN ASIA PACIFIC INCOM FD COM
FAZ	DIREXION SHS ETF TR DLYFINBEAR3X NEW
FB	FACEBOOK INC CL A
FBC	FLAGSTAR BANCORP INC COM PAR .001

FBG	UBS AG LONDON BRH GROWTH RUSS LK22
FBGX	UBS AG LONDON BRH EN LG CP GRWTH
FBHS	FORTUNE BRANDS HOME & SEC INC COM
FBIO	FORTRESS BIOTECH INC COM
FBIZ	FIRST BUS FINL SVCS INC WIS COM
FBMS	FIRST BANCSHARES INC MS COM
FBNC	FIRST BANCORP N C COM
FBND	FIDELITY TOTAL BD ETF
FBNK	FIRST CONN BANCORP INC MD COM
FBP	FIRST BANCORP P R COM NEW
FBR	FIBRIA CELULOSE S A SP ADR REP COM
FBRC	FBR & CO COM NEW
FBS-A	FIRST PFD CAP TR IV PFD TR 8.15%
FBSS	FAUQUIER BANKSHARES INC VA COM
FBT	FIRST TR EXCHANGE TRADED FD NY ARCA BIOTECH
FBZ	FIRST TR EXCH TRD ALPHA FD II BRAZIL ALPHA
FC	FRANKLIN COVEY CO COM
FCA	FIRST TR EXCH TRD ALPHA FD II CHINA ALPHADEX
FCAM	FIAT CHRYSLER AUTOMOBILES N V. MAN COV SEC 16
FCAN	FIRST TR EXCH TRD ALPHA FD II CANADA ALPHA
FCAP	FIRST CAPITAL INC COM
FCAU	FIAT CHRYSLER AUTOMOBILES N V SHS
FCB	FCB FINL HLDGS INC CL A
FCBC	FIRST CMNTY BANCSHARES INC NEV COM
FCCO	FIRST CMNTY CORP S C COM
FCCY	1ST CONSTITUTION BANCORP COM
FCE.A	FOREST CITY ENTERPRISES INC CL A
FCE.B	FOREST CITY ENTERPRISES INC CL B CONV
FCEL	FUELCELL ENERGY INC COM
FCF	FIRST COMWLTH FINL CORP PA COM
FCFI	TRIMTABS ETF TR FREE CSH FLOW
FCFS	FIRST CASH FINL SVCS INC COM
FCG	FIRST TR ISE REVERE NAT GAS IN COM
FCH	FELCOR LODGING TR INC COM
FCH-A	FELCOR LODGING TR INC PFD CV A $1.95
FCHI	ISHARES FTSE CHINA ETF
FCLF	FIRST CLOVER LEAF FIN CORP COM
FCN	FTI CONSULTING INC COM
FCNCA	FIRST CTZNS BANCSHARES INC N C CL A
FCO	ABERDEEN GLOBAL INCOME FD INC COM
FCOM	FIDELITY TELECOMM SVCS
FCOR	FIDELITY CORP BOND ETF
FCS	FAIRCHILD SEMICONDUCTOR INTL COM
FCSC	FIBROCELL SCIENCE INC COM NEW
FCT	FIRST TR SR FLG RTE INCM FD II COM
FCTY	1ST CENTURY BANCSHARES INC COM
FCVA	FIRST CAPITAL BANCORP VA COM

FCX	FREEPORT-MCMORAN INC CL B
FDD	FIRST TR STOXX EURO DIV FD COMMON SHS
FDEF	FIRST DEFIANCE FINL CORP COM
FDI	FORT DEARBORN INCOME SECS INC COM
FDIS	FIDELITY MSCI CONSM DIS
FDIV	FIRST TR EXCHANGE TRADED FD IV FT STRG INCM ETF
FDL	FIRST TR MORNINGSTAR DIV LEADR SHS
FDM	FIRST TR DJS MICROCAP INDEX FD COM SHS ANNUAL
FDML	FEDERAL MOGUL HOLDINGS CORP COM
FDN	FIRST TR EXCHANGE TRADED FD DJ INTERNT IDX
FDO	FAMILY DLR STORES INC COM
FDP	FRESH DEL MONTE PRODUCE INC ORD
FDS	FACTSET RESH SYS INC COM
FDT	FIRST TR EXCH TRD ALPHA FD II DEV MRK EX US
FDTS	FIRST TR EXCH TRD ALPHA FD II EX US SML CP
FDUS	FIDUS INVT CORP COM
FDX	FEDEX CORP COM
FE	FIRSTENERGY CORP COM
FEEU	BARCLAYS BK PLC BARC ETN EUR50
FEI	FIRST TR MLP & ENERGY INCOME COM
FEIC	FEI CO COM
FEIM	FREQUENCY ELECTRS INC COM
FELE	FRANKLIN ELEC INC COM
FELP	FORESIGHT ENERGY LP COM UNT RP INT
FEM	FIRST TR EXCH TRD ALPHA FD II EMERG MKT ALPH
FEMB	FIRST TR EXCH TRADED FD III EME MRK BD ETF
FEMS	FIRST TR EXCH TRD ALPHA FD II EM SML CP ALPH
FEN	FIRST TR ENERGY INCOME & GRW COM
FENG	PHOENIX NEW MEDIA LTD SPONSORED ADS
FENX	FENIX PTS INC COM
FENY	FIDELITY MSCI ENERGY IDX
FEO	FIRST TR/ABERDEEN EMERG OPT FD COM
FEP	FIRST TR EXCH TRD ALPHA FD II EUROPE ALPHA
FES	FORBES ENERGY SVCS LTD COM
FET	FORUM ENERGY TECHNOLOGIES INC COM
FEU	SPDR INDEX SHS FDS STOXX EUR 50 ETF
FEUZ	FIRST TR EXCH TRD ALPHA FD II EURO ALPHADEX
FEX	FIRST TR LRGE CP CORE ALPHA FD COM SHS
FEYE	FIREEYE INC COM
FEZ	SPDR INDEX SHS FDS EURO STOXX 50
FF	FUTUREFUEL CORPORATION COM
FFA	FIRST TR ENHANCED EQTY INC FD COM
FFBC	FIRST FINL BANCORP OH COM
FFBCW	FIRST FINL BANCORP OH WT EXP 122318
FFC	FLAHERTY&CRMN PFD SEC INCOM FD COM
FFG	FBL FINL GROUP INC CL A
FFHL	FUWEI FILMS HLDGS CO LTD SHS

FFIC	FLUSHING FINL CORP COM
FFIN	FIRST FINL BANKSHARES COM
FFIV	F5 NETWORKS INC COM
FFKT	FARMERS CAP BK CORP COM
FFNM	FIRST FED NORTHN MICH BANCORP COM
FFNW	FIRST FINANCIAL NORTHWEST INC COM
FFR	FIRST TR FTSE EPRA/NAREIT DEVL COM
FFTY	ACADEMY FDS TR INNOV IBD50 FD
FFWM	FIRST FNDTN INC COM
FGB	FIRST TRUST SPECIALTY FINANCE COM BEN INTR
FGD	FIRST TR EXCHANGE TRADED FD II DJ GLBL DIVID
FGEN	FIBROGEN INC COM
FGL	FIDELITY & GTY LIFE COM
FGM	FIRST TR EXCH TRD ALPHA FD II GERMANY ALPHA
FGP	FERRELLGAS PARTNERS L.P. UNIT LTD PART
FHCO	FEMALE HEALTH CO COM
FHK	FIRST TR EXCH TRD ALPHA FD II HONG KONG ALPH
FHLC	FIDELITY MSCI HLTH CARE I
FHN	FIRST HORIZON NATL CORP COM
FHN-A	FIRST HORIZON NATL CORP DEPOSITARY SHS
FHY	FIRST TR STRATEGIC HIGH INC FD COM SHS NEW
FI	FRANKS INTL N V COM
FIA	ETF SER SOLUTIONS FALAH RUS LG CAP
FIBG	CREDIT SUISSE AG NASSAU BRH BG CP GRTH ETN
FIBK	FIRST INTST BANCSYSTEM INC COM CL A
FICO	FAIR ISAAC CORP COM
FIDU	FIDELITY MSCI INDL INDX
FIEG	DEUTSCHE BK AG LONDON BRH FI ENH GL0BAL HY
FIEU	CREDIT SUISSE NASSAU BRH ETN STOXX EUR 50
FIF	FIRST TR ENERGY INFRASTRCTR FD COM
FIG	FORTRESS INVESTMENT GROUP LLC CL A
FIGY	BARCLAYS BK PLC BARC YLD ETN LKD
FII	FEDERATED INVS INC PA CL B
FILL	ISHARES GLB ENR PROD ETF
FINL	FINISH LINE INC CL A
FINU	PROSHARES TR ULTRAPRO FINLS
FINZ	PROSHARES TR UL PROSHTFIN NEW
FIS	FIDELITY NATL INFORMATION SVCS COM
FISI	FINANCIAL INSTNS INC COM
FISK	EMPIRE ST RLTY OP L P UNIT LTD PRT 250
FISV	FISERV INC COM
FIT	FITBIT INC CL A
FITB	FIFTH THIRD BANCORP COM
FITBI	FIFTH THIRD BANCORP DEP 1/1000 PFD
FIVE	FIVE BELOW INC COM
FIVN	FIVE9 INC COM
FIVZ	PIMCO ETF TR 3-7YR US TREAS

FIW	FIRST TR ISE WATER INDEX FD COM
FIX	COMFORT SYS USA INC COM
FIZZ	NATIONAL BEVERAGE CORP COM
FJP	FIRST TR EXCH TRD ALPHA FD II JAPAN ALPHADEX
FKO	FIRST TR EXCH TRD ALPHA FD II STH KOREA ALPH
FKU	FIRST TR EXCH TRD ALPHA FD II UNIT KING ALPH
FL	FOOT LOCKER INC COM
FLAG	EXCHANGE TRADED CONCEPTS TR FORENSIC ACCTG
FLAT	BARCLAYS BK PLC US TRES FLATT
FLC	FLAHERTY & CRUMRINE TOTAL RETU COM
FLDM	FLUIDIGM CORP DEL COM
FLEX	FLEXTRONICS INTL LTD ORD
FLGE	CREDIT SUISSE NASSAU BRH LG CP GRTH ENH
FLIC	FIRST LONG IS CORP COM
FLIR	FLIR SYS INC COM
FLKS	FLEX PHARMA INC COM
FLL	FULL HOUSE RESORTS INC COM
FLM	FIRST TR ISE GLOBAL ENGR & CON COM
FLML	FLAMEL TECHNOLOGIES SA SPONSORED ADR
FLN	FIRST TR EXCH TRD ALPHA FD II LATIN AMER ALP
FLO	FLOWERS FOODS INC COM
FLOT	ISHARES TR FLTG RATE BD ETF
FLR	FLUOR CORP NEW COM
FLRN	SPDR SER TR INV GRD FLT RT
FLRT	ADVISORSHARES TR PAC EN FLTG RT
FLS	FLOWSERVE CORP COM
FLT	FLEETCOR TECHNOLOGIES INC COM
FLTB	FIDELITY LTD TRM BD ETF
FLTR	MARKET VECTORS ETF TR INVT GRD FL RT
FLTX	FLEETMATICS GROUP PLC COM
FLWS	1 800 FLOWERS COM CL A
FLXN	FLEXION THERAPEUTICS INC COM
FLXS	FLEXSTEEL INDS INC COM
FLY	FLY LEASING LTD SPONSORED ADR
FM	ISHARES MSCI FRNTR100ETF
FMAT	FIDELITY MSCI MATLS INDEX
FMB	FIRST TR EXCHANG TRADED FD III MANAGD MUN ETF
FMBH	FIRST MID ILL BANCSHARES INC COM
FMBI	FIRST MIDWEST BANCORP DEL COM
FMC	F M C CORP COM NEW
FMD	FIRST MARBLEHEAD CORP COM NEW
FMER	FIRSTMERIT CORP COM
FMER-A	FIRSTMERIT CORP DEP SHS
FMF	FIRST TR EXCHANGE TRADED FD V FIRST TR MNGSTR
FMI	FOUNDATION MEDICINE INC COM
FMK	FIRST TR EXCNGE TRD ALPHADEX MEGA CAP ALPHA
FMLP	UBS AG LONDON BRH WLS FRG MLP EX

FMN	FEDERATED PREM MUN INC FD COM
FMNB	FARMERS NATL BANC CORP COM
FMO	FIDUCIARY CLAYMORE MLP OPP FD COM
FMS	FRESENIUS MED CARE AG&CO KGAA SPONSORED ADR
FMSA	FMSA HLDGS INC COM
FMX	FOMENTO ECONOMICO MEXICANO SAB SPON ADR UNITS
FMY	FIRST TRUST MORTGAGE INCM FD COM SHS
FN	FABRINET SHS
FNB	FNB CORP PA COM
FNB-E	F N B CORP FLA DEP SHS 1/40 PFD
FNBC	FIRST NBC BK HLDG CO COM
FNCL	FIDELITY MSCI FINLS IDX
FNDA	SCHWAB STRATEGIC TR SCHWAB FDT US SC
FNDB	SCHWAB STRATEGIC TR SCHWAB FDT US BM
FNDC	SCHWAB STRATEGIC TR SCHWB FDT INT SC
FNDE	SCHWAB STRATEGIC TR SCHWB FDT EMK LG
FNDF	SCHWAB STRATEGIC TR SCHWB FDT INT LG
FNDX	SCHWAB STRATEGIC TR SCHWAB FDT US LG
FNF	FIDELITY NATIONAL FINANCIAL IN FNF GROUP COM
FNFG	FIRST NIAGARA FINL GP INC COM
FNFG-B	FIRST NIAGARA FINL GP INC PFD NON CUM SER
FNFV	FIDELITY NATIONAL FINANCIAL IN FNFV GROUP COM
FNGN	FINANCIAL ENGINES INC COM
FNHC	FEDERATED NATL HLDG CO COM
FNI	FIRST TR ISE CHINDIA INDEX FD COM
FNJN	FINJAN HLDGS INC COM NEW
FNK	FIRST TR EXCNGE TRD ALPHADEX MID CAP VAL FD
FNLC	FIRST BANCORP INC ME COM
FNSR	FINISAR CORP COM NEW
FNTC	FINTECH ACQUISITION CORP COM
FNTCU	FINTECH ACQUISITION CORP UN 1COM&1WT
FNTCW	FINTECH ACQUISITION CORP WT EXP 021920
FNV	FRANCO NEVADA CORP COM
FNWB	FIRST NORTHWEST BANCORP COM
FNX	FIRST TR MID CAP CORE ALPHADEX COM SHS
FNY	FIRST TR EXCNGE TRD ALPHADEX MID CP GR ALPH
FOE	FERRO CORP COM
FOF	COHEN & STEERS CLOSED END OPPO COM
FOGO	FOGO DE CHAO INC COM
FOIL	BARCLAYS BK PLC IPTH ALUMN ETN
FOLD	AMICUS THERAPEUTICS INC COM
FOMX	FOAMIX PHARMACEUTICALS LTD SHS
FONE	FIRST TR NASDAQ SMART PHONE IN COM SHS
FONR	FONAR CORP COM NEW
FOR	FORESTAR GROUP INC COM
FORD	FORWARD INDS INC N Y COM NEW
FORM	FORMFACTOR INC COM

FORR	FORRESTER RESH INC COM
FORTY	FORMULA SYS 1985 LTD SPONSORED ADR
FORX	PIMCO ETF TR FORN CUR STRT AC
FOSL	FOSSIL GROUP INC COM
FOX	TWENTY FIRST CENTY FOX INC CL B
FOXA	TWENTY FIRST CENTY FOX INC CL A
FOXF	FOX FACTORY HLDG CORP COM
FPA	FIRST TR EXCH TRD ALPHA FD II ASIA EX JAPAN
FPE	FIRST TR EXCHANGE-TRADED FD PFD SECS INC ETF
FPF	FIRST TR INTER DUR PFD & IN FD COM
FPI	FARMLAND PARTNERS INC COM
FPL	FST TR NEW OPPORT MLP & ENE FD COM
FPO	FIRST POTOMAC RLTY TR COM
FPO-A	FIRST POTOMAC RLTY TR CUM RED PFD-A
FPP	FIELDPOINT PETROLEUM CORP COM
FPP+	FIELDPOINT PETROLEUM CORP WT EXP 032318
FPRX	FIVE PRIME THERAPEUTICS INC COM
FPT	FEDERATED PREM INTR MUN INC FD COM
FPX	FIRST TR US IPO INDEX FD SHS
FPXI	FIRST TR EXCHANGE TRADED FD II INTL IPO ETF
FR	FIRST INDUSTRIAL REALTY TRUST COM
FRA	BLACKROCK FLOAT RATE OME STRAT COM
FRAK	MARKET VECTORS ETF TR UNCVTL OIL GAS
FRAN	FRANCESCAS HLDGS CORP COM
FRBA	FIRST BANK WILLIAMSTOWN NJ COM
FRBK	REPUBLIC FIRST BANCORP INC COM
FRC	FIRST REP BK SAN FRANCISCO CAL COM
FRC-A	FIRST REP BK SAN FRANCISCO CAL DEP SH PFD A
FRC-B	FIRST REP BK SAN FRANCISCO CAL DEP SHS REPSTG 1
FRC-C	FIRST REP BK SAN FRANCISCO CAL DEP1/40TH PFD C
FRC-D	FIRST REP BK SAN FRANCISCO CAL DEP 1/40 PFD D %
FRC-E	FIRST REP BK SAN FRANCISCO CAL DEP 1/40TH PFD E
FRC-F	FIRST REP BK SAN FRANCISCO CAL DEP SH 1/40 P
FRD	FRIEDMAN INDS INC COM
FRED	FREDS INC CL A
FREE	FREESEAS INC SHSPAR 0.001 APR
FREL	FIDELITY MSCI RL EST ETF
FRGI	FIESTA RESTAURANT GROUP INC COM
FRI	FIRST TR S&P REIT INDEX FD COM
FRM	FURMANITE CORPORATION COM
FRME	FIRST MERCHANTS CORP COM
FRN	CLAYMORE EXCHANGE TRD FD TR 2 GUGG FRNTR MKT
FRO	FRONTLINE LTD SHS
FRP	FAIRPOINT COMMUNICATIONS INC COM NEW
FRPH	FRP HLDGS INC COM
FRPT	FRESHPET INC COM
FRS	FRISCHS RESTAURANTS INC COM

FRSH	PAPA MURPHYS HLDGS INC COM
FRT	FEDERAL REALTY INVT TR SH BEN INT NEW
FSAM	FIFTH STR ASSET MGMT INC CL A COM
FSB	FRANKLIN FINL NETWORK INC COM
FSBK	FIRST SOUTH BANCORP INC VA COM
FSBW	FS BANCORP INC COM
FSC	FIFTH STREET FINANCE CORP COM
FSCE	FIFTH STR FIN CORP SR NT 24
FSCFL	FIFTH STR FIN CORP SR NT 6.125% 28
FSD	FIRST TR HIGH INCOME L/S FD COM
FSFG	FIRST SAVINGS FINL GROUP INC COM
FSFR	FIFTH STR SR FLOATNG RATE CORP COM
FSGI	FIRST SEC GROUP INC COM NEW
FSI	FLEXIBLE SOLUTIONS INTL INC COM
FSIC	FS INVT CORP COM
FSL	FREESCALE SEMICONDUCTOR LTD SHS
FSLR	FIRST SOLAR INC COM
FSM	FORTUNA SILVER MINES INC COM
FSNN	FUSION TELECOMM INTL INC COM NEW
FSP	FRANKLIN STREET PPTYS CORP COM
FSS	FEDERAL SIGNAL CORP COM
FSTA	FIDELITY CONSMR STAPLES
FSTR	FOSTER L B CO COM
FSV	FIRSTSERVICE CORP NEW SUB VTG SH
FSYS	FUEL SYS SOLUTIONS INC COM
FSZ	FIRST TR EXCH TRD ALPHA FD II SWITZLND ALPHA
FT	FRANKLIN UNVL TR SH BEN INT
FTA	FIRST TR LRG CP VL ALPHADEX FD COM SHS
FTAI	FORTRESS TRANS INFRST INVS LLC COM REP LTD LIAB
FTC	FIRST TR LRG CP GRWTH ALPHADEX COM SHS
FTCS	FIRST TR EXCHANGE TRADED FD CAP STRENGTH ETF
FTD	FTD COS INC COM
FTEC	FIDELITY MSCI INFO TECH I
FTEK	FUEL TECH INC COM
FTF	FRANKLIN LTD DURATION INC TR COM
FTGC	FIRST TR EXCHAN TRADED FD VII FST TR GLB FD
FTHI	FIRST TR EXCHANGE TRADED FD VI HIGH INCOME ETF
FTI	FMC TECHNOLOGIES INC COM
FTK	FLOTEK INDS INC DEL COM
FTLB	FIRST TR EXCHANGE TRADED FD VI LOW BETA INCOME
FTLS	FIRST TR EXCH TRADED FD III LNG/SHT EQUITY
FTNT	FORTINET INC COM
FTR	FRONTIER COMMUNICATIONS CORP COM
FTRPR	FRONTIER COMMUNICATIONS CORP PFD CONV SER-A
FTSD	FRANKLIN ETF TR SHORT DUR ETF
FTSL	FIRST TR EXCHANGE TRADED FD IV SENIOR LN FD
FTSM	FIRST TR EXCHANGE TRADED FD IV FIRST TR ENH NEW

FTT	FEDERATED ENHANC TREAS INCM FD COM SH BEN INT
FTW	FIRST TR EXCH TRD ALPHA FD II TAIWAN ALPHADE
FTY	ISHARES REAL EST 50 ETF
FUD	UBS AG JERSEY BRH CMCI FOOD ETN
FUE	SWEDISH EXPT CR CORP MLCX BIO ETN23
FUEL	ROCKET FUEL INC COM
FUL	FULLER H B CO COM
FULL	FULL CIRCLE CAP CORP COM
FULLL	FULL CIRCLE CAP CORP NT 8.25% 20
FULT	FULTON FINL CORP PA COM
FUN	CEDAR FAIR L P DEPOSITRY UNIT
FUNC	FIRST UTD CORP COM
FUND	SPROTT FOCUS TR INC COM
FUR	WINTHROP RLTY TR SH BEN INT NEW
FUTS	PROSHARES TR II MNGD FUT STRAT
FUTY	FIDELITY MSCI UTILS INDEX
FV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRT 5 ETF
FVD	FIRST TR VALUE LINE DIVID INDX SHS
FVE	FIVE STAR QUALITY CARE INC COM
FVL	FIRST TR VALUE LINE 100 ETF COM SHS
FWDB	ADVISORSHARES TR MADRONA GLB BD
FWDD	ADVISORSHARES TR MADRONA DOMESTIC
FWDI	ADVISORSHARES TR MADRONA INTL ETF
FWM	FAIRWAY GROUP HLDGS CORP CL A
FWP	FORWARD PHARMA A/S SPONSORED ADR
FWRD	FORWARD AIR CORP COM
FWV	FIRST W VA BANCORP INC COM
FXA	CURRENCYSHARES AUSTRALIAN DLR AUSTRALIAN DOL
FXB	CURRENCYSHS BRIT POUND STER TR BRIT POUND STE
FXC	CURRENCYSHARES CDN DLR TR CDN DOLLAR SHS
FXCB	FOX CHASE BANCORP INC NEW COM
FXCH	CURRENCYSHARES CHINESE RENMINB CHIN RENMINBI
FXCM	FXCM INC COM CL A
FXD	FIRST TR EXCHANGE TRADED FD II CONSUMR DISCRE
FXE	CURRENCYSHARES EURO TR EURO SHS
FXEN	FX ENERGY INC COM
FXENP	FX ENERGY INC 9.25% PFD SER B
FXEU	POWERSHARES ETF TR II EURO CUR HDG
FXF	CURRENCYSHARES SWISS FRANC TR SWISS FRANC SH
FXG	FIRST TR EXCHANGE TRADED FD II CONSUMR STAPLE
FXH	FIRST TR EXCHANGE TRADED FD II HLTH CARE ALPH
FXI	ISHARES TR CHINA LG-CAP ETF
FXL	FIRST TR EXCHANGE TRADED FD II TECH ALPHADEX
FXN	FIRST TR EXCHANGE TRADED FD II ENERGY ALPHADX
FXO	FIRST TR EXCHANGE TRADED FD II FINLS ALPHADEX
FXP	PROSHARES TR ULTSHT FT CH 50
FXR	FIRST TR EXCHANGE TRADED FD II INDLS PROD DUR

FXS	CURRENCYSHARES SWEDISH KRONA T SWEDISH KRONA
FXSG	CURRENCYSHARES SINGAPORE DLR T SHS
FXU	FIRST TR EXCHANGE TRADED FD II UTILITIES ALPH
FXY	CURRENCYSHS JAPANESE YEN TR JAPANESE YEN
FXZ	FIRST TR EXCHANGE TRADED FD II MATERIALS ALPH
FYC	FIRST TR EXCNGE TRD ALPHADEX SML CP GRW ALP
FYLD	CAMBRIA ETF TR CAMBRIA FGN SHR
FYT	FIRST TR EXCNGE TRD ALPHADEX SML CAP VAL AL
FYX	FIRST TR SML CP CORE ALPHA FD COM SHS
G	GENPACT LIMITED SHS
GAA	CAMBRIA ETF TR GLB ASSET ALLO
GAB	GABELLI EQUITY TR INC COM
GAB-D	GABELLI EQUITY TR INC PFD D 5.875%
GAB-G	GABELLI EQUITY TR INC PFD-G
GAB-H	GABELLI EQUITY TR INC PFD SER H 5.00%
GABC	GERMAN AMERN BANCORP INC COM
GAF	SPDR INDEX SHS FDS MIDEAST AFRICA
GAI	GLOBAL TECH ADVANCED INNOVATIO SHS NEW
GAIA	GAIAM INC CL A
GAIN	GLADSTONE INVT CORP COM
GAINN	GLADSTONE INVT CORP PFD SER C
GAINO	GLADSTONE INVT CORP CUM PFD SER-B
GAINP	GLADSTONE INVT CORP PFD A 7.125%
GAL	SSGA ACTIVE ETF TR GLOBL ALLO ETF
GALE	GALENA BIOPHARMA INC COM
GALT	GALECTIN THERAPEUTICS INC COM NEW
GALTU	GALECTIN THERAPEUTICS INC UNIT EX 032817
GALTW	GALECTIN THERAPEUTICS INC WT EXP 032817
GAM	GENERAL AMERN INVS INC COM
GAM-B	GENERAL AMERN INVS INC PFD B 5.95%
GAME	SHANDA GAMES LTD SP ADR REPTG A
GARS	GARRISON CAP INC COM
GAS	AGL RES INC COM
GASL	DIREXION SHS ETF TR NT GS BLL 3X NEW
GASS	STEALTHGAS INC SHS
GAZ	BARCLAYS BANK PLC ETN DJUBS NAT37
GB	GREATBATCH INC COM
GBAB	GUGGENHEIM BLD AMR BDS MANG DR COM
GBB	BARCLAYS BK PLC IP GBP/USD ETN
GBCI	GLACIER BANCORP INC NEW COM
GBDC	GOLUB CAP BDC INC COM
GBF	ISHARES GOV/CRED BD ETF
GBIM	GLOBEIMMUNE INC COM
GBL	GAMCO INVESTORS INC COM
GBLI	GLOBAL INDEMNITY PLC SHS
GBNK	GUARANTY BANCORP DEL COM NEW
GBR	NEW CONCEPT ENERGY INC COM

GBSN	GREAT BASIN SCIENTIFIC INC COM
GBSNU	GREAT BASIN SCIENTIFIC INC UNIT 1 PFD CONV
GBX	GREENBRIER COS INC COM
GCA	GLOBAL CASH ACCESS HLDGS INC COM
GCAP	GAIN CAP HLDGS INC COM
GCBC	GREENE COUNTY BANCORP INC COM
GCC	GREENHAVEN CONT CMDTY INDEX FD UNIT BEN INT
GCE	GS FIN CORP ETN CLAYMORE37
GCH	ABERDEEN GTR CHINA FD INC COM
GCI	GANNETT INC COM
GCI#	GANNETT SPINCO INC COM
GCO	GENESCO INC COM
GCV	GABELLI CONV&INCOM SECS FD INC COM
GCV-B	GABELLI CONV&INCOM SECS FD INC PFD SER B
GCVRZ	SANOFI CONTGNT VAL RT
GD	GENERAL DYNAMICS CORP COM
GDDY	GODADDY INC CL A
GDEF	GLOBAL DEFENSE & NATL SEC SYS COM
GDF	WESTERN ASSET GLB PTNRS INCOME COM
GDJJ	PROSHARES TR ULTRA JR MINER
GDJS	PROSHARES TR ULTSHT JR MIN
GDL	GDL FUND COM SH BEN IT
GDL-B	GDL FUND CUM PFD SER B
GDO	WESTERN ASSET GLOBAL CP DEFINE COM
GDOT	GREEN DOT CORP CL A
GDP	GOODRICH PETE CORP COM NEW
GDP-C	GOODRICH PETE CORP DEP1/1000PFD C
GDP-D	GOODRICH PETE CORP DEP SHS 1/1000TH
GDV	GABELLI DIVD & INCOME TR COM
GDV-A	GABELLI DIVD & INCOME TR PFD SER A
GDV-D	GABELLI DIVD & INCOME TR PFD SER D
GDX	MARKET VECTORS ETF TR GOLD MINER ETF
GDXJ	MARKET VECTORS ETF TR JR GOLD MINERS E
GDXS	PROSHARES TR ULTSHT GLD MIN
GDXX	PROSHARES TR ULT GOLD MINER
GE	GENERAL ELECTRIC CO COM
GEB	GENERAL ELEC CAP CORP NT 52
GEF	GREIF INC CL A
GEF.B	GREIF INC CL B
GEH	GENERAL ELEC CAP CORP NT 53
GEK	GENERAL ELEC CAP CORP NT
GEL	GENESIS ENERGY L P UNIT LTD PARTN
GEN	GENESIS HEALTHCARE INC CL A COM
GENC	GENCOR INDS INC COM
GENE	GENETIC TECHNOLOGIES LTD SPON ADR 150SHS
GEO	GEO GROUP INC NEW COM
GEOS	GEOSPACE TECHNOLOGIES CORP COM

GEQ	GUGGENHEIM EQ WEIGHT ENHANC EQ COM SH BEN INT
GER	GOLDMAN SACHS MLP ENERGY RENAI COM
GERN	GERON CORP COM
GES	GUESS INC COM
GEUR	ADVISORSHARES TR GARTMAN GLD/EU
GEVO	GEVO INC COM NEW
GEX	MARKET VECTORS ETF TR GBL ALTER ENRG
GF	NEW GERMANY FD INC COM
GFA	GAFISA S A SPONS ADR
GFED	GUARANTY FED BANCSHARES INC COM
GFF	GRIFFON CORP COM
GFI	GOLD FIELDS LTD NEW SPONSORED ADR
GFN	GENERAL FIN CORP DEL COM
GFNCP	GENERAL FIN CORP DEL RED PRP PFD C
GFNSL	GENERAL FIN CORP DEL SR NT
GFY	WESTERN ASSET VAR RT STRG FD COM
GG	GOLDCORP INC NEW COM
GGAC	GARNERO GROUP ACQUISITION CO SHS
GGACR	GARNERO GROUP ACQUISITION CO RT 062516
GGACU	GARNERO GROUP ACQUISITION CO UN1 SH 1WT 1RT
GGACW	GARNERO GROUP ACQUISITION CO WT EXP 062419
GGAL	GRUPO FINANCIERO GALICIA S A SP ADR 10 SH B
GGB	GERDAU S A SPON ADR REP PFD
GGE	GUGGENHEIM ENHANCED EQUITY STR COM
GGG	GRACO INC COM
GGM	GUGGENHEIM CR ALLOCATION FD COM
GGN	GAMCO GLOBAL GOLD NAT RES & IN COM SH BEN INT
GGN-B	GAMCO GLOBAL GOLD NAT RES & IN PFD SER B 5.00%
GGOV	PROSHARES TR GERMAN SOV/SUB
GGP	GENERAL GROWTH PPTYS INC NEW COM
GGP-A	GENERAL GROWTH PPTYS INC NEW PFD SER A 6.375%
GGT	GABELLI MULTIMEDIA TR INC COM
GGT-B	GABELLI MULTIMEDIA TR INC PFD B 6%
GGZ	GABELLI GLB SML & MD CP VAL TR COM
GHC	GRAHAM HLDGS CO COM
GHC#	GRAHAM HLDGS CO EX DISTRIB WI
GHDX	GENOMIC HEALTH INC COM
GHI	GLOBAL HIGH INCOME FUND INC COM
GHII	CLAYMORE EXCHANGE TRD FD TR 2 GUGG HIGH INCM
GHL	GREENHILL & CO INC COM
GHM	GRAHAM CORP COM
GHY	PRUDENTIAL GLB SHT DUR HG YLD COM
GI	ENDOCHOICE HLDGS INC COM
GIB	GROUPE CGI INC CL A SUB VTG
GIFI	GULF ISLAND FABRICATION INC COM
GIG	GIGOPTIX INC COM
GIGA	GIGA TRONICS INC COM

GIGM	GIGAMEDIA LTD ORD
GII	SPDR INDEX SHS FDS S&P GBLINF ETF
GIII	G-III APPAREL GROUP LTD COM
GIL	GILDAN ACTIVEWEAR INC COM
GILD	GILEAD SCIENCES INC COM
GILT	GILAT SATELLITE NETWORKS LTD SHS NEW
GIM	TEMPLETON GLOBAL INCOME FD COM
GIMO	GIGAMON INC COM
GIS	GENERAL MLS INC COM
GIVE	ADVISORSHARES TR ADVISR GLBECHO
GJH	STRATS TR UTD STS CELLULAR CP STRATS 6.375
GJO	STRATS TR WAL MART STORES INC STRT CTF 05-4
GJP	STRATS TR FOR DOMINION RES INC STRT CTF 05-6
GJR	STRATS TR FOR PROCTR&GAMBL SEC CTF 2006-1
GJS	STRATS TR GOLDMAN SACHS GROUP STRATS CTF 33
GJT	STRATS TR ALLSTATE CORP 06-3 ASSET BKD
GJV	STRATS TR NEWS CORP SECS 2006 CTF 7% CL A-1
GK	G & K SVCS INC CL A
GKNT	GEEKNET INC COM NEW
GKOS	GLAUKOS CORP COM
GLAD	GLADSTONE CAPITAL CORP COM
GLADO	GLADSTONE CAPITAL CORP TERM PFD
GLBS	GLOBUS MARITIME LIMITED NEW COM
GLBZ	GLEN BURNIE BANCORP COM
GLD	SPDR GOLD TRUST GOLD SHS
GLDC	GOLDEN ENTERPRISES INC COM
GLDD	GREAT LAKES DREDGE & DOCK CORP COM
GLDI	CREDIT SUISSE NASSAU BRH X LINK GOLD SHS
GLDX	GLOBAL X FDS GBLX GLDEXPL NEW
GLF	GULFMARK OFFSHORE INC CL A NEW
GLL	PROSHARES TR II ULTRASHRT NEW
GLMD	GALMED PHARMACEUTICALS LTD SHS
GLNG	GOLAR LNG LTD BERMUDA SHS
GLO	CLOUGH GLOBAL OPPORTUNITIES FD SH BEN INT
GLOB	GLOBANT S A COM
GLOG	GASLOG LTD SHS
GLOG-A	GASLOG LTD PFD SHS SER A
GLOP	GASLOG PARTNERS LP UNIT LTD PTNRP
GLOW	GLOWPOINT INC COM NEW
GLP	GLOBAL PARTNERS LP COM UNITS
GLPG	GALAPAGOS NV SPON ADR
GLPI	GAMING & LEISURE PPTYS INC COM
GLPW	GLOBAL POWER EQUIPMENT GRP INC COM PAR $0.01
GLQ	CLOUGH GLOBAL EQUITY FD COM
GLRE	GREENLIGHT CAPITAL RE LTD CLASS A
GLRI	GLORI ENERGY INC COM
GLT	GLATFELTER COM

GLTR	ETFS PRECIOUS METALS BASKET TR PHYS PM BSKT
GLU	GABELLI GLOBL UTIL & INCOME TR COM SH BEN INT
GLU-A	GABELLI GLOBL UTIL & INCOME TR PFD A PUTT CAL
GLUU	GLU MOBILE INC COM
GLV	CLOUGH GLOBAL ALLOCATION FD COM
GLW	CORNING INC COM
GLYC	GLYCOMIMETICS INC COM
GM	GENERAL MTRS CO COM
GM+A	GENERAL MTRS CO WT EXP 071016
GM+B	GENERAL MTRS CO WT EXP 071019
GM+C	GENERAL MTRS CO WT EXP 123115
GMAN	GORDMANS STORES INC COM
GMCR	KEURIG GREEN MTN INC COM
GME	GAMESTOP CORP NEW CL A
GMED	GLOBUS MED INC CL A
GMF	SPDR INDEX SHS FDS ASIA PACIF ETF
GMK	GRUMA SAB DE CV SPON ADR CL B
GML	SPDR INDEX SHS FDS LATIN AMER ETF
GMLP	GOLAR LNG PARTNERS LP COM UNIT LPI
GMM	SPDR INDEX SHS FDS EMERG MKTS ETF
GMMB	COLUMBIA ETF TR INTRM MUBD ETF
GMO	GENERAL MOLY INC COM
GMOM	CAMBRIA ETF TR GLB MOMENT ETF
GMT	GATX CORP COM
GMTB	COLUMBIA ETF TR CORE BD ETF
GMZ	GOLDMAN SACHS MLP INC OPP FD COM SHS
GNAT	WISDOMTREE TR GLB NAT RES FD
GNBC	GREEN BANCORP INC COM
GNC	GNC HLDGS INC COM CL A
GNCA	GENOCEA BIOSCIENCES INC COM
GNCMA	GENERAL COMMUNICATION INC CL A
GNE	GENIE ENERGY LTD CL B
GNE-A	GENIE ENERGY LTD PFD-2012-A
GNL	GLOBAL NET LEASE INC COM
GNMA	ISHARES TR GNMA BOND ETF
GNMK	GENMARK DIAGNOSTICS INC COM
GNR	SPDR INDEX SHS FDS GLB NAT RESRCE
GNRC	GENERAC HLDGS INC COM
GNRT	GENER8 MARITIME INC COM
GNT	GAMCO NAT RES GOLD & INCOME TR SH BEN INT
GNTX	GENTEX CORP COM
GNVC	GENVEC INC COM NEW
GNW	GENWORTH FINL INC COM CL A
GOF	GUGGENHEIM STRATEGIC OPP FD COM SBI
GOGL	GOLDEN OCEAN GROUP LTD SHS
GOGO	GOGO INC COM
GOL	GOL LINHAS AEREAS INTLG S A SP ADR REP PFD

GOLD	RANDGOLD RES LTD ADR
GOMO	SUNGY MOBILE LTD ADR REP ORD A
GOOD	GLADSTONE COML CORP COM
GOODN	GLADSTONE COML CORP PFD SER C 7.125%
GOODO	GLADSTONE COML CORP PFD B 7.50%
GOODP	GLADSTONE COML CORP PFD SER A
GOOG	GOOGLE INC CL C
GOOGL	GOOGLE INC CL A
GORO	GOLD RESOURCE CORP COM
GOV	GOVERNMENT PPTYS INCOME TR COM SHS BEN INT
GOVT	ISHARES TR CORE US TR BD
GPC	GENUINE PARTS CO COM
GPE-A	GEORGIA PWR CO PFD A 6.125%
GPI	GROUP 1 AUTOMOTIVE INC COM
GPIAU	GP INVTS ACQUISITION COR UT 1COM 1/2WT
GPIC	GAMING PARTNERS INTL CORP COM
GPK	GRAPHIC PACKAGING HLDG CO COM
GPL	GREAT PANTHER SILVER LTD COM
GPM	GUGGENHEIM ENHNCD EQTY INCM FD COM
GPN	GLOBAL PMTS INC COM
GPOR	GULFPORT ENERGY CORP COM NEW
GPRE	GREEN PLAINS INC COM
GPRK	GEOPARK LTD USD SHS
GPRO	GOPRO INC CL A
GPS	GAP INC DEL COM
GPT	GRAMERCY PPTY TR INC COM NEW
GPT-B	GRAMERCY PPTY TR INC PFD SER B
GPX	GP STRATEGIES CORP COM
GQRE	FLEXSHARES TR GLB QLT R/E IDX
GRA	GRACE W R & CO DEL NEW COM
GRAM	GRANA Y MONTERO S A A SPONSORED ADR
GRBK	GREEN BRICK PARTNERS INC COM
GRC	GORMAN RUPP CO COM
GREK	GLOBAL X FDS FTSE GREECE 20
GRES	INDEXIQ ETF TR IQ GLB RES ETF
GRF	EAGLE CAP GROWTH FD INC COM
GRFS	GRIFOLS S A SP ADR REP B NVT
GRH	GREENHUNTER RES INC COM
GRH-C	GREENHUNTER RES INC PFD CUM C 10%
GRI	ALPS ETF TR C&S GLOBL ETF
GRID	FIRST TR EXCH TRADED FD II NASDQ CLN EDGE
GRIF	GRIFFIN INL RLTY INC COM
GRMN	GARMIN LTD SHS
GRN	BARCLAYS BANK PLC ETN GLB CARB38
GRO	AGRIA CORP SPONSORED ADR
GROW	U S GLOBAL INVS INC CL A
GRP=	GRANITE REAL ESTATE INVT TR STAPLED UNIT

GRPN	GROUPON INC COM CL A
GRR	ASIA TIGERS FD INC COM
GRU	SWEDISH EXPT CR CORP MLCX GRN ETN23
GRUB	GRUBHUB INC COM
GRVY	GRAVITY CO LTD SPONSORED ADR NE
GRWN	BARCLAYS BK PLC IPTH SOFTS ETN
GRX	GABELLI HLTHCARE & WELLNESS TR SHS
GRX-A	GABELLI HLTHCARE & WELLNESS TR PFD SER A
GRX-B	GABELLI HLTHCARE & WELLNESS TR PFD SER B 5.875%
GS	GOLDMAN SACHS GROUP INC COM
GS-A	GOLDMAN SACHS GROUP INC PFD A 1/1000
GS-B	GOLDMAN SACHS GROUP INC PFD 1/1000 B
GS-C	GOLDMAN SACHS GROUP INC PFD 1/1000 C
GS-D	GOLDMAN SACHS GROUP INC SHS D 1/1000
GS-I	GOLDMAN SACHS GROUP INC DEPSHS1/1000PF
GS-J	GOLDMAN SACHS GROUP INC DEP 1/1000 PFD J
GS-K	GOLDMAN SACHS GROUP INC DEP 1/1000 SER K
GSAT	GLOBALSTAR INC COM
GSB	GLOBALSCAPE INC COM
GSBC	GREAT SOUTHN BANCORP INC COM
GSBD	GOLDMAN SACHS BDC INC SHS
GSC	GOLDMAN SACHS GROUP INC SP ENHCMD37ETN
GSF	GOLDMAN SACHS GROUP INC NT 6.125%60
GSG	ISHARES S&P GSCI COMMODITY IDX UNIT BEN INT
GSH	GUANGSHEN RY LTD SPONSORED ADR
GSI	GENERAL STEEL HOLDINGS INC COM
GSIG	GSI GROUP INC CDA NEW COM NEW
GSIT	GSI TECHNOLOGY COM
GSJ	GOLDMAN SACHS GROUP INC NT 6.5%61
GSK	GLAXOSMITHKLINE PLC SPONSORED ADR
GSL	GLOBAL SHIP LEASE INC NEW SHS A
GSL-B	GLOBAL SHIP LEASE INC NEW DEP SH SER-B
GSM	GLOBE SPECIALTY METALS INC COM
GSOL	GLOBAL SOURCES LTD ORD
GSP	BARCLAYS BK PLC IPSPGS TTL ETN
GSS	GOLDEN STAR RES LTD CDA COM
GST	GASTAR EXPL INC NEW COM
GST-A	GASTAR EXPLORATION INC PFD-A 8.625%
GST-B	GASTAR EXPLORATION INC PFD SER B %
GSV	GOLD STD VENTURES CORP COM
GSVC	GSV CAP CORP COM
GSY	CLAYMORE EXCHANGE TRD FD TR GUGG ENH SHT DUR
GT	GOODYEAR TIRE & RUBR CO COM
GTAA	ADVISORSHARES TR MOR CREEK GL TAC
GTE	GRAN TIERRA ENERGY INC COM
GTI	GRAFTECH INTL LTD COM
GTIM	GOOD TIMES RESTAURANTS INC COM PAR $.001NEW

GTIP	ISHARES TR GLBL INFL-LKD BD
GTLS	CHART INDS INC COM PAR $0.01
GTN	GRAY TELEVISION INC COM
GTN.A	GRAY TELEVISION INC CL A
GTS	TRIPLE-S MGMT CORP CL B
GTT	GTT COMMUNICATIONS INC COM
GTU	CENTRAL GOLDTRUST TR UNIT
GTWN	GEORGETOWN BANCORP INC MD COM
GTXI	GTX INC DEL COM
GTY	GETTY RLTY CORP NEW COM
GUA	GULF PWR CO SR NT-2011A51
GUID	GUIDANCE SOFTWARE INC COM
GULF	WISDOMTREE TR MID EAST DIVD
GULTU	GULF COAST ULTRA DEEP RTY TR ROYALTY TR UNT
GUNR	FLEXSHARES TR MORNSTAR UPSTR
GUR	SPDR INDEX SHS FDS EUROPE ETF
GURE	GULF RESOURCES INC COM PAR $0.0005
GURI	GLOBAL X FDS GURU INTL IDX
GURU	GLOBAL X FDS GLB X GURU INDEX
GURX	GLOBAL X FDS GURU SMLCP IDX
GUSH	DIREXION SHS ETF TR OIL GAS BLL 3X
GUT	GABELLI UTIL TR COM
GUT-A	GABELLI UTIL TR PFD A 5.625%
GV	GOLDFIELD CORP COM
GVA	GRANITE CONSTR INC COM
GVAL	CAMBRIA ETF TR GLOBAL VALUE ETF
GVI	ISHARES INTRM GOV/CR ETF
GVP	GSE SYS INC COM
GVT	COLUMBIA ETF TR SEL LC VAL ETF
GWB	GREAT WESTN BANCORP INC COM
GWGH	GWG HLDGS INC COM
GWL	SPDR INDEX SHS FDS S&P WRLD EX US
GWPH	GW PHARMACEUTICALS PLC ADS
GWR	GENESEE & WYO INC CL A
GWRE	GUIDEWIRE SOFTWARE INC COM
GWRU	GENESEE & WYO INC UNIT 100115
GWW	GRAINGER W W INC COM
GWX	SPDR INDEX SHS FDS S&P INTL SMLCP
GXC	SPDR INDEX SHS FDS S&P CHINA ETF
GXF	GLOBAL X FDS FTSE NORDIC REG
GXG	GLOBAL X FDS GLBX MSCI COLUM
GXP	GREAT PLAINS ENERGY INC COM
GXP-A	GREAT PLAINS ENERGY INC PFD 3.80%
GXP-D	GREAT PLAINS ENERGY INC PFD 4.35%
GXP-E	GREAT PLAINS ENERGY INC PFD 4.50%
GYB	CABCO SER 2004-101 TR GOLDMAN CTF CALL 6.345
GYC	CABCO SER 2004-102 TR SBC CTF FLT RATE

GYEN	ADVISORSHARES TR GARTMAN GD/YEN
GYLD	ARROW ETF TR ARROW DJ GLB YLD
GYRO	GYRODYNE CO AMER INC COM
GZT	GAZIT GLOBE LTD SHS
H	HYATT HOTELS CORP COM CL A
HA	HAWAIIAN HOLDINGS INC COM
HABT	HABIT RESTAURANTS INC COM CL A
HACK	FACTORSHARES TR ISE CYBER SEC
HAE	HAEMONETICS CORP COM
HAFC	HANMI FINL CORP COM NEW
HAIN	HAIN CELESTIAL GROUP INC COM
HAL	HALLIBURTON CO COM
HALL	HALLMARK FINL SVCS INC EC COM NEW
HALO	HALOZYME THERAPEUTICS INC COM
HAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN SML CAP
HAP	MARKET VECTORS ETF TR NATURAL RES ETF
HAR	HARMAN INTL INDS INC COM
HART	HARVARD APPARATUS REGENER TECH COM
HAS	HASBRO INC COM
HASI	HANNON ARMSTRONG SUST INFR CAP COM
HAWK	BLACKHAWK NETWORK HLDGS INC COM
HAYN	HAYNES INTERNATIONAL INC COM NEW
HBAN	HUNTINGTON BANCSHARES INC COM
HBANP	HUNTINGTON BANCSHARES INC PFD CONV SER A
HBCP	HOME BANCORP INC COM
HBHC	HANCOCK HLDG CO COM
HBHCL	HANCOCK HLDG CO NT 45
HBI	HANESBRANDS INC COM
HBIO	HARVARD BIOSCIENCE INC COM
HBK	HAMILTON BANCORP INC MD COM
HBM	HUDBAY MINERALS INC COM
HBM+	HUDBAY MINERALS INC WT EXP 072018
HBMD	HOWARD BANCORP INC COM
HBNC	HORIZON BANCORP IND COM
HBOS	HERITAGE FINL GROUP INC COM
HBP	HUTTIG BLDG PRODS INC COM
HBU	PROSHARES TR ULT HOMEBUILDS
HBZ	PROSHARES TR ULTSHT HMEBUIL
HCA	HCA HOLDINGS INC COM
HCAP	HARVEST CAP CR CORP COM
HCAPL	HARVEST CAP CR CORP SR NT 20
HCBK	HUDSON CITY BANCORP COM
HCC	HCC INS HLDGS INC COM
HCCI	HERITAGE CRYSTAL CLEAN INC COM
HCHC	HC2 HLDGS INC COM
HCI	HCI GROUP INC COM
HCJ	HCI GROUP INC SR NT 20

HCKT	HACKETT GROUP INC COM
HCLP	HI-CRUSH PARTNERS LP COM UNIT LTD
HCN	HEALTH CARE REIT INC COM
HCN-I	HEALTH CARE REIT INC PFD PER CON I
HCN-J	HEALTH CARE REIT INC PFD SER J 6.50%
HCOM	HAWAIIAN TELCOM HOLDCO INC COM
HCP	HCP INC COM
HCSG	HEALTHCARE SVCS GRP INC COM
HD	HOME DEPOT INC COM
HDB	HDFC BANK LTD ADR REPS 3 SHS
HDG	PROSHARES TR HD REPLICATION
HDGE	ADVISORSHARES TR RANGER EQUITY BE
HDLS	WISDOMTREE TR INTL HDG SMLCP
HDLV	UBS AG LONDON BRH 2XLEV US HG DV
HDNG	HARDINGE INC COM
HDP	HORTONWORKS INC COM
HDRA	HYDRA INDS ACQUISITION CORP COM
HDRAR	HYDRA INDS ACQUISITION CORP RT
HDRAU	HYDRA INDS ACQUISITION CORP UNT 1 COM 1 WT
HDRAW	HYDRA INDS ACQUISITION CORP WT EXP 102021
HDS	HD SUPPLY HLDGS INC COM
HDSN	HUDSON TECHNOLOGIES INC COM
HDV	ISHARES TR CORE HIGH DV ETF
HE	HAWAIIAN ELEC INDUSTRIES COM
HE-U	HECO CAP TR III QUIPS 6.5% 04
HEAR	TURTLE BEACH CORP COM
HEB	HEMISPHERX BIOPHARMA INC COM
HECO	HUNTINGTON STRATEGY SHS ECOL STRAT ETF
HEDJ	WISDOMTREE TR EUROPE HEDGED EQ
HEEM	ISHARES INC CUR HD MSCI EM
HEES	H & E EQUIPMENT SERVICES INC COM
HEFA	ISHARES TR HDG MSCI EAFE
HEGE	DIREXION SHS ETF TR EURO BULL 2X
HEGJ	DIREXION SHS ETF TR JAPAN BULL 2X
HEI	HEICO CORP NEW COM
HEI.A	HEICO CORP NEW CL A
HELE	HELEN OF TROY CORP LTD COM
HELI	CHC GROUP LTD SHS
HEOP	HERITAGE OAKS BANCORP COM
HEP	HOLLY ENERGY PARTNERS L P COM UT LTD PTN
HEQ	JOHN HANCOCK HDG EQ & INC FD COM
HERO	HERCULES OFFSHORE INC COM
HES	HESS CORP COM
HEVY	BARCLAYS BK PLC IPTH INDL MTLS
HEWG	ISHARES TR HDG MSCI GERMN
HEWJ	ISHARES TR HDG MSCI JAPAN
HEZU	ISHARES TR CUR HDG MS EMU

HF	HFF INC CL A
HFBC	HOPFED BANCORP INC COM
HFBL	HOME FED BANCORP INC LA NEW COM
HFC	HOLLYFRONTIER CORP COM
HFEZ	SPDR INDEX SHS FDS EURO STOXX 50
HFFC	HF FINL CORP COM
HFWA	HERITAGE FINL CORP WASH COM
HGEU	PROSHARES TR HDG FTSE EURO
HGG	HHGREGG INC COM
HGH	HARTFORD FINL SVCS GROUP INC D DEB FIX/FLT 42
HGI	CLAYMORE EXCHANGE TRD FD TR 2 GUG INTL MLT ASS
HGR	HANGER INC COM NEW
HGSH	CHINA HGS REAL ESTATE INC COM
HGT	HUGOTON RTY TR TEX UNIT BEN INT
HH	HOOPER HOLMES INC COM
HHC	HOWARD HUGHES CORP COM
HHDG	HIGHLAND FDS I EQUITY HEDGE
HHFR	HIGHLAND FDS I HFR GLOBAL ETF
HHS	HARTE-HANKS INC COM
HHY	BROOKFIELD HIGH INCOME FD INC COM
HI	HILLENBRAND INC COM
HIBB	HIBBETT SPORTS INC COM
HIE	MILLER HOWARD HIGH INC EQTY FD COM SHS BEN IN
HIFR	INFRAREIT INC COM
HIFS	HINGHAM INSTN SVGS MASS COM
HIG	HARTFORD FINL SVCS GROUP INC COM
HIG+	HARTFORD FINL SVCS GROUP INC WT EXP 062619
HIHO	HIGHWAY HLDGS LTD ORD
HII	HUNTINGTON INGALLS INDS INC COM
HIIQ	HEALTH INS INNOVATIONS INC COM CL A
HIL	HILL INTERNATIONAL INC COM
HILL	DOT HILL SYS CORP COM
HILO	EGA EMERGING GLOBAL SHS TR LOW VOL EM DIV
HIMX	HIMAX TECHNOLOGIES INC SPONSORED ADR
HIO	WESTERN ASSET HIGH INCM OPP FD COM
HIPS	ETF SER SOLUTIONS MASTER INC ETF
HIVE	AEROHIVE NETWORKS INC COM
HIW	HIGHWOODS PPTYS INC COM
HIX	WESTERN ASSET HIGH INCM FD II COM
HJV	SATURNS TR NO 2007-1 NT CL A 7%
HK	HALCON RES CORP COM NEW
HKOR	HORIZONS ETF TR KOREA KOSP 200
HKTV	HONG KONG TELEVISION NETWK LTD SPONSORED ADR
HL	HECLA MNG CO COM
HL-B	HECLA MNG CO PFD CV SER B
HLF	HERBALIFE LTD COM USD SHS
HLIT	HARMONIC INC COM

HLM-	HILLMAN GROUP CAP TR PFD TR 11.6%
HLS	HEALTHSOUTH CORP COM NEW
HLT	HILTON WORLDWIDE HLDGS INC COM
HLTH	NOBILIS HEALTH CORP COM
HLX	HELIX ENERGY SOLUTIONS GRP INC COM
HMC	HONDA MOTOR LTD AMERN SHS
HME	HOME PROPERTIES INC COM
HMG	HMG COURTLAND PPTYS INC COM
HMHC	HOUGHTON MIFFLIN HARCOURT CO COM
HMIN	HOMEINNS HOTEL GROUP SPONSORED ADR
HMLP	HOEGH LNG PARTNERS LP COM UNIT LTD
HMN	HORACE MANN EDUCATORS CORP NEW COM
HMNF	HMN FINL INC COM
HMNY	HELIOS & MATHESON ANALYTICS IN COM NEW
HMPR	HAMPTON ROADS BANKSHARES INC COM NEW
HMST	HOMESTREET INC COM
HMSY	HMS HLDGS CORP COM
HMTV	HEMISPHERE MEDIA GROUP INC CL A
HMY	HARMONY GOLD MNG LTD SPONSORED ADR
HNH	HANDY & HARMAN LTD COM
HNI	HNI CORP COM
HNNA	HENNESSY ADVISORS INC COM
HNP	HUANENG PWR INTL INC SPON ADR H SHS
HNR	HARVEST NATURAL RESOURCES INC COM
HNRG	HALLADOR ENERGY COMPANY COM
HNSN	HANSEN MEDICAL INC COM
HNT	HEALTH NET INC COM
HNW	PIONEER DIV HIGH INCOME TRUST COM
HOFT	HOOKER FURNITURE CORP COM
HOG	HARLEY DAVIDSON INC COM
HOLD	ADVISORSHARES TR SAGE CORE ETF
HOLI	HOLLYSYS AUTOMATION TECHNOLOGI SHS
HOLX	HOLOGIC INC COM
HOMB	HOME BANCSHARES INC COM
HOML	UBS AG LONDON BRANCH MNT REST 2X LV
HOMX	UBS AG LONDON BRANCH SECS HOMEBUILD
HON	HONEYWELL INTL INC COM
HOS	HORNBECK OFFSHORE SVCS INC NEW COM
HOT	STARWOOD HOTELS&RESORTS WRLDWD COM
HOTR	CHANTICLEER HLDGS INC COM PAR $.0001 N
HOTRW	CHANTICLEER HLDGS INC WT EXP 061117
HOV	HOVNANIAN ENTERPRISES INC CL A
HOVNP	HOVNANIAN ENTERPRISES INC PFD DEP1/1000A
HP	HELMERICH & PAYNE INC COM
HPF	HANCOCK JOHN PFD INCOME FD II COM
HPI	HANCOCK JOHN PFD INCOME FD SH BEN INT
HPJ	HIGHPOWER INTL INC COM

HPP	HUDSON PAC PPTYS INC COM
HPP-B	HUDSON PAC PPTYS INC CUM RED PFD-B
HPQ	HEWLETT PACKARD CO COM
HPS	HANCOCK JOHN PFD INCOME FD III COM
HPT	HOSPITALITY PPTYS TR COM SH BEN INT
HPT-D	HOSPITALITY PPTYS TR REDEEMABLE CUM P
HPY	HEARTLAND PMT SYS INC COM
HQCL	HANWHA Q CELL CO LTD SPONSORED ADR NE
HQH	TEKLA HEALTHCARE INVS SH BEN INT
HQL	TEKLA LIFE SCIENCES INVS SH BEN INT
HQY	HEALTHEQUITY INC COM
HR	HEALTHCARE RLTY TR COM
HRB	BLOCK H & R INC COM
HRC	HILL ROM HLDGS INC COM
HRG	HRG GROUP INC COM
HRL	HORMEL FOODS CORP COM
HRMN	HARMONY MERGER CORP COM
HRMNU	HARMONY MERGER CORP UNIT EX 000016
HRMNW	HARMONY MERGER CORP WT EXP 010121
HRS	HARRIS CORP DEL COM
HRT	ARRHYTHMIA RESH TECHNOLOGY INC COM PAR $0.01
HRTG	HERITAGE INS HLDGS INC COM
HRTX	HERON THERAPEUTICS INC COM
HRZN	HORIZON TECHNOLOGY FIN CORP COM
HSBC	HSBC HLDGS PLC SPON ADR NEW
HSBC-A	HSBC HLDGS PLC ADR A 1/40PF A
HSC	HARSCO CORP COM
HSEA	HSBC HLDGS PLC SUB CAP 8.125%
HSEB	HSBC HLDGS PLC PERP PREF SHS
HSFC-B	HSBC FINANCE CORP PFD B DEP 1/40
HSGX	HISTOGENICS CORP COM
HSIC	SCHEIN HENRY INC COM
HSII	HEIDRICK & STRUGGLES INTL INC COM
HSKA	HESKA CORP COM RESTRC NEW
HSNI	HSN INC COM
HSON	HUDSON GLOBAL INC COM
HSP	HOSPIRA INC COM
HSPX	EXCHANGE TRADED CONCEPTS TR II HRZN S&P500 CV C
HST	HOST HOTELS & RESORTS INC COM
HSTM	HEALTHSTREAM INC COM
HSY	HERSHEY CO COM
HT	HERSHA HOSPITALITY TR PR SHS BEN INT
HT-B	HERSHA HOSPITALITY TR PFD SER B
HT-C	HERSHA HOSPITALITY TR PFD SER C 6.875%
HTA	HEALTHCARE TR AMER INC CL A NEW
HTBI	HOMETRUST BANCSHARES INC COM
HTBK	HERITAGE COMMERCE CORP COM

HTBX	HEAT BIOLOGICS INC COM
HTCH	HUTCHINSON TECHNOLOGY INC COM
HTD	HANCOCK JOHN TAX-ADV DIV INCM COM
HTF	HORIZON TECHNOLOGY FIN CORP SR NT
HTGC	HERCULES TECH GROWTH CAP INC COM
HTGM	HTG MOLECULAR DIAGNOSTICS INC COM
HTGX	HERCULES TECH GROWTH CAP INC SR NT 24
HTGY	HERCULES TECH GROWTH CAP INC SR NT 19
HTGZ	HERCULES TECH GROWTH CAP INC SR NT
HTH	HILLTOP HOLDINGS INC COM
HTHT	CHINA LODGING GROUP LTD SPONSORED ADR
HTLD	HEARTLAND EXPRESS INC COM
HTLF	HEARTLAND FINL USA INC COM
HTM	U S GEOTHERMAL INC COM
HTR	BROOKFIELD TOTAL RETURN FD INC COM
HTS	HATTERAS FINL CORP COM
HTS-A	HATTERAS FINL CORP CUM PFD-A 7.625%
HTWR	HEARTWARE INTL INC COM
HTY	HANCOCK JOHN INV TRUST TAX ADV GLB SH
HTZ	HERTZ GLOBAL HOLDINGS INC COM
HUB.A	HUBBELL INC CL A
HUB.B	HUBBELL INC CL B
HUBG	HUB GROUP INC CL A
HUBS	HUBSPOT INC COM
HUM	HUMANA INC COM
HUN	HUNTSMAN CORP COM
HURC	HURCO COMPANIES INC COM
HURN	HURON CONSULTING GROUP INC COM
HUSA	HOUSTON AMERN ENERGY CORP COM
HUSE	HUNTINGTON STRATEGY SHS US EQT ROT ETF
HUSI-F	HSBC USA INC NEW PFD F FLT RATE
HUSI-G	HSBC USA INC NEW PFD DEP 1/40 G
HUSI-H	HSBC USA INC NEW PFD 1/40 SER H
HVB	HUDSON VALLEY HOLDING CORP COM
HVPW	ALPS ETF TR US EQTHIVOLPT WR
HVT	HAVERTY FURNITURE INC COM
HVT.A	HAVERTY FURNITURE INC CL A
HW	HEADWATERS INC COM
HWAY	HEALTHWAYS INC COM
HWBK	HAWTHORN BANCSHARES INC COM
HWCC	HOUSTON WIRE & CABLE CO COM
HWKN	HAWKINS INC COM
HXL	HEXCEL CORP NEW COM
HY	HYSTER YALE MATLS HANDLING INC CL A
HYB	NEW AMER HIGH INCOME FD INC COM NEW
HYD	MARKET VECTORS ETF TR HG YLD MUN ETF
HYEM	MARKET VECTORS ETF TR EMKT HIYLD BD

HYF	MANAGED HIGH YIELD PLUS FD INC COM
HYG	ISHARES IBOXX HI YD ETF
HYGH	ISHARES U S ETF TR IT RT HDG HGYL
HYGS	HYDROGENICS CORP NEW COM NEW
HYH	HALYARD HEALTH INC COM
HYI	WESTERN ASSET HGH YLD DFNDFD COM
HYIH	DBX ETF TR HG YL CP BD HD
HYLD	ADVISORSHARES TR PERITUS HG YLD
HYLS	FIRST TR EXCHANGE TRADED FD IV FIRST TR TA HIYL
HYMB	SPDR SERIES TRUST NUV HGHYLD MUN
HYND	WISDOMTREE TR BOFA MERLYN NG
HYS	PIMCO ETF TR 0-5 HIGH YIELD
HYT	BLACKROCK CORPOR HI YLD FD INC COM
HYZD	WISDOMTREE TR BOFA MERLYN ZE
HZN#	HORIZON GLOBAL CORP COM
HZNP	HORIZON PHARMA PLC SHS
HZO	MARINEMAX INC COM
I	INTELSAT S A COM
I-A	INTELSAT S A MAN CONV JR PFD
IACI	IAC INTERACTIVECORP COM PAR $.001
IAE	VOYA ASIA PAC DIVID EQUITY IN COM
IAF	ABERDEEN AUSTRALIA EQTY FD INC COM
IAG	IAMGOLD CORP COM
IAI	ISHARES U.S. BR-DEAL ETF
IAK	ISHARES U.S. INSRNCE ETF
IART	INTEGRA LIFESCIENCES HLDGS CP COM NEW
IARTV	INTEGRA LIFESCIENCES HLDGS CP WHEN ISSUED EX
IAT	ISHARES US REGNL BKS ETF
IAU	ISHARES GOLD TRUST ISHARES
IBA	INDUSTRIAS BACHOCO S A B DE CV SPON ADR B
IBB	ISHARES TR NASDQ BIOTEC ETF
IBCB	ISHARES TR 2016 CORP EX ETF
IBCC	ISHARES TR 2018 CORP EX ETF
IBCD	ISHARES TR 2020 CORP EX ETF
IBCE	ISHARES TR 2023 CORP EX ETF
IBCP	INDEPENDENT BANK CORP MICH COM NEW
IBDA	ISHARES TR 2016 CP TM ETF
IBDB	ISHARES TR 2018 CP TM ETF
IBDC	ISHARES TR 2020 CP TM ETF
IBDD	ISHARES TR 2023 CP TM ETF
IBDF	ISHARES TR DEC 2016 CP BD
IBDH	ISHARES TR DEC 18 CP TERM
IBDJ	ISHARES TR IBND DEC17 ETF
IBDK	ISHARES TR IBND DEC19 ETF
IBDL	ISHARES TR DEC 2020 CORP
IBDM	ISHARES TR IBND DEC21 ETF
IBDN	ISHARES TR IBND DEC22 ETF

IBDO	ISHARES TR IBND DEC23 ETF
IBDP	ISHARES TR IBND DEC24 ETF
IBDQ	ISHARES TR IBND DEC25 ETF
IBIO	IBIO INC COM
IBKC	IBERIABANK CORP COM
IBKR	INTERACTIVE BROKERS GROUP INC COM
IBLN	DIREXION SHS ETF TR IBILLION INDEX
IBM	INTERNATIONAL BUSINESS MACHS COM
IBMD	ISHARES 15 AMT-FREE ETF
IBME	ISHARES 16 AMT-FREE ETF
IBMF	ISHARES 17 AMT-FREE ETF
IBMG	ISHARES TR 18 AMT-FREE ETF
IBMH	ISHARES TR 19 AMT-FREE MN
IBMI	ISHARES TR IBONDS SEP2020
IBN	ICICI BK LTD ADR
IBND	SPDR SERIES TRUST BRCLY INTL CRP
IBOC	INTERNATIONAL BANCSHARES CORP COM
IBP	INSTALLED BLDG PRODS INC COM
IBTX	INDEPENDENT BK GROUP INC COM
ICA	EMPRESAS ICA S A DE CV SPONS ADR NEW
ICAD	ICAD INC COM NEW
ICB	MORGAN STANLEY TRUSTS INCOME SECS INC
ICBK	COUNTY BANCORP INC COM
ICCC	IMMUCELL CORP COM PAR $0.10
ICD	INDEPENDENCE CONTRACT DRIL INC COM
ICE	INTERCONTINENTAL EXCHANGE INC COM
ICF	ISHARES TR COHEN&STEER REIT
ICFI	ICF INTL INC COM
ICI	BARCLAYS BANK PLC CARRY ETN 38
ICL	ISRAEL CHEMICALS LTD SHS
ICLD	INTERCLOUD SYS INC COM NEW
ICLDW	INTERCLOUD SYS INC WT EXP 082518
ICLN	ISHARES GL CLEAN ENE ETF
ICLR	ICON PLC SHS
ICN	WISDOMTREE TR INDIAN RUP ETF
ICOL	ISHARES INC MSCI CLB CP ETF
ICON	ICONIX BRAND GROUP INC COM
ICPT	INTERCEPT PHARMACEUTICALS INC COM
ICUI	ICU MED INC COM
IDA	IDACORP INC COM
IDCC	INTERDIGITAL INC COM
IDE	VOYA INFRASTRUCTURE INDLS & MT COM
IDHB	POWERSHARES ETF TR II S&P INTDEV HIB
IDHQ	POWERSHARES GLOBAL ETF TRUST DYN DEVINTLOPP
IDI	IDI INC COM
IDLV	POWERSHARES ETF TR II INTL DEV LOWVL
IDN	INTELLICHECK MOBILISA INC COM NEW

IDOG	ALPS ETF TR INTL SEC DV DOG
IDRA	IDERA PHARMACEUTICALS INC COM NEW
IDSA	INDUSTRIAL SVCS AMER INC FLA COM
IDSY	I D SYSTEMS INC COM
IDT	IDT CORP CL B NEW
IDTI	INTEGRATED DEVICE TECHNOLOGY COM
IDU	ISHARES TR U.S. UTILITS ETF
IDV	ISHARES INTL SEL DIV ETF
IDX	MARKET VECTORS ETF TR INDONESIA ETF
IDXJ	MARKET VECTORS ETF TR INDONESA S CAP
IDXX	IDEXX LABS INC COM
IEC	IEC ELECTRS CORP NEW COM
IEF	ISHARES TR 7-10 Y TR BD ETF
IEFA	ISHARES TR CORE MSCI EAFE
IEH	INTEGRYS ENERGY GROUP INC JR SUB FX/FLT 73
IEI	ISHARES 3-7 YR TR BD ETF
IEIL	ISHARES U S ETF TR ENH INTL L CAP
IEIS	ISHARES U S ETF TR ENH INTL SMCAP
IELG	ISHARES U S ETF TR ENH US LCP ETF
IEMG	ISHARES INC CORE MSCI EMKT
IEO	ISHARES US OIL&GS EX ETF
IEP	ICAHN ENTERPRISES LP DEPOSITARY UNIT
IESC	INTEGRATED ELECTRICAL SVC COM
IESM	ISHARES U S ETF TR ENH US SCP ETF
IEUR	ISHARES TR CORE MSCI EURO
IEUS	ISHARES DEVSMCP EXNA ETF
IEV	ISHARES TR EUROPE ETF
IEX	IDEX CORP COM
IEZ	ISHARES US OIL EQ&SV ETF
IF	ABERDEEN INDONESIA FD INC COM
IFAS	ISHARES ASIA DEV RE ETF
IFEU	ISHARES EUR DEV RE ETF
IFF	INTERNATIONAL FLAVORS&FRAGRANC COM
IFGL	ISHARES INTL DEV RE ETF
IFMI	INSTITUTIONAL FINL MKTS INC COM
IFN	INDIA FD INC COM
IFNA	ISHARES NORT AME RE ETF
IFON	INFOSONICS CORP COM
IFT	IMPERIAL HLDGS INC COM
IFV	FIRST TR EXCHANGE TRADED FD VI DORSEY WRIGHT
IG	IGI LABS INC COM
IGA	VOYA GLBL ADV & PREM OPP FD COM
IGC	INDIA GLOBALIZATION CAP INC COM NEW
IGC+	INDIA GLOBALIZATION CAP INC WT EXP 030617
IGD	VOYA GLBL EQTY DIV & PREM OPP COM
IGE	ISHARES TR NA NAT RES
IGF	ISHARES GLB INFRASTR ETF

IGI	WESTERN ASSET INVT GRADE DEFIN COM
IGIH	DBX ETF TR INVT GD BD INT
IGLD	INTERNET GOLD-GOLDEN LINES LTD ORD
IGM	ISHARES TR N AMER TECH ETF
IGN	ISHARES TR NA TEC MULTM ETF
IGOV	ISHARES INTL TREA BD ETF
IGR	CBRE CLARION GLOBAL REAL ESTAT COM
IGS	PROSHARES TR SHT INV GRD CP
IGT	INTERNATIONAL GAME TECHNOLOGY SHS USD
IGTE	IGATE CORP COM
IGU	PROSHARES TR ULT INV GRD CP
IGV	ISHARES TR NA TEC-SFTWR ETF
IHC	INDEPENDENCE HLDG CO NEW COM NEW
IHD	VOYA EMERGING MKTS HIGH DIVID COM
IHDG	WISDOMTREE TR ITL HDG DIV GT
IHE	ISHARES U.S. PHARMA ETF
IHF	ISHARES US HLTHCR PR ETF
IHG	INTERCONTINENTAL HOTELS GROUP SPON ADR NEW2014
IHI	ISHARES U.S. MED DVC ETF
IHS	IHS INC CL A
IHT	INNSUITES HOSPITALITY TR SH BEN INT
IHY	MARKET VECTORS ETF TR INTL HI YLD BD
IID	VOYA INTL HIGH DIVID EQTY INC COM
IIF	MORGAN STANLEY INDIA INVS FD COM
III	INFORMATION SERVICES GROUP INC COM
IIIN	INSTEEL INDUSTRIES INC COM
IIJI	INTERNET INITIATIVE JAPAN INC SPONSORED ADR
IILG	INTERVAL LEISURE GROUP INC COM
IIM	INVESCO VALUE MUN INCOME TR COM
IIN	INTRICON CORP COM
IIVI	II VI INC COM
IJH	ISHARES TR CORE S&P MCP ETF
IJJ	ISHARES TR S&P MC 400VL ETF
IJK	ISHARES TR S&P MC 400GR ETF
IJNK	SPDR SER TR BRCLY HGH YIEL
IJR	ISHARES TR CORE S&P SCP ETF
IJS	ISHARES TR SP SMCP600VL ETF
IJT	ISHARES TR SP SMCP600GR ETF
IKAN	IKANOS COMMUNICATIONS COM NEW
IKGH	IAO KUN GROUP HLDG CO LTD ORD USD SHS
IKNX	IKONICS CORP COM
IL	INTRALINKS HLDGS INC COM
ILB	PIMCO ETF TR GB ADV INF BD AC
ILF	ISHARES TR LATN AMER 40 ETF
ILMN	ILLUMINA INC COM
ILTB	ISHARES CORE LT USDB ETF
IM	INGRAM MICRO INC CL A

IMAX	IMAX CORP COM
IMDZ	IMMUNE DESIGN CORP COM
IMGN	IMMUNOGEN INC COM
IMH	IMPAC MTG HLDGS INC COM NEW
IMI	INTERMOLECULAR INC COM
IMKTA	INGLES MKTS INC CL A
IMLP	BARCLAYS BK PLC IPATH S&P MLP
IMMR	IMMERSION CORP COM
IMMU	IMMUNOMEDICS INC COM
IMMY	IMPRIMIS PHARMACEUTICALS INC COM NEW
IMN	IMATION CORP COM
IMNP	IMMUNE PHARMACEUTICALS INC COM
IMO	IMPERIAL OIL LTD COM NEW
IMOS	CHIPMOS TECH BERMUDA LTD SHS
IMPR	IMPRIVATA INC COM
IMPV	IMPERVA INC COM
IMS	IMS HEALTH HLDGS INC COM
IMTM	ISHARES TR INT DEV MOM FC
IMUC	IMMUNOCELLULAR THERAPEUTICS COM
INAP	INTERNAP CORP COM PAR $.001
INB	COHEN & STEERS GLOBAL INC BLDR COM
INBK	FIRST INTERNET BANCORP COM
INCO	EGA EMERGING GLOBAL SHS TR INDIA CONSUMER
INCR	INC RESH HLDGS INC CL A
INCY	INCYTE CORP COM
IND	ING GROEP N V PERP DEBT SECS
INDB	INDEPENDENT BANK CORP MASS COM
INDL	DIREXION SHS ETF TR INDIA BULL 3X SH
INDY	ISHARES INDIA 50 ETF
INF	BROOKFIELD GLOBL LISTED INFRAS COM SHS
INFA	INFORMATICA CORP COM
INFI	INFINITY PHARMACEUTICALS INC COM
INFN	INFINERA CORPORATION COM
INFU	INFUSYSTEM HLDGS INC COM
INFY	INFOSYS LTD SPONSORED ADR
ING	ING GROEP N V SPONSORED ADR
INGN	INOGEN INC COM
INGR	INGREDION INC COM
ININ	INTERACTIVE INTELLIGENCE GROUP COM
INKM	SSGA ACTIVE ETF TR INCOM ALLO ETF
INN	SUMMIT HOTEL PPTYS COM
INN-A	SUMMIT HOTEL PPTYS PFD-A 9.25%
INN-B	SUMMIT HOTEL PPTYS PFD B 7.875%
INN-C	SUMMIT HOTEL PPTYS PFD SER C 7.125%
INNL	INNOCOLL AG SPONSORED ADR
INO	INOVIO PHARMACEUTICALS INC COM NEW
INOD	INNODATA INC COM NEW

INOV	INOVALON HLDGS INC COM CL A
INP	BARCLAYS BK PLC IPMS INDIA ETN
INPH	INTERPHASE CORP COM
INR	MORGAN STANLEY RUPEE/USD ETN
INS	INTELLIGENT SYS CORP NEW COM
INSM	INSMED INC COM PAR $.01
INSY	INSYS THERAPEUTICS INC NEW COM NEW
INT	WORLD FUEL SVCS CORP COM
INTC	INTEL CORP COM
INTF	ISHARES TR FCTSL MSCI INT
INTG	INTERGROUP CORP COM
INTL	INTL FCSTONE INC COM
INTLL	INTL FCSTONE INC SR NT 20
INTT	INTEST CORP COM
INTU	INTUIT COM
INTX	INTERSECTIONS INC COM
INUV	INUVO INC COM NEW
INVE	IDENTIV INC COM NEW
INVN	INVENSENSE INC COM
INVT	INVENTERGY GLOBAL INC COM
INWK	INNERWORKINGS INC COM
INXN	INTERXION HOLDING N.V SHS
INXX	EGA EMERGING GLOBAL SHS TR EGS INDI INF ETF
INY	SPDR SERIES TRUST NUVN BR NY MUNI
INZ	ING GROEP N V PFD PERP DBT %
IO	ION GEOPHYSICAL CORP COM
IOC	INTEROIL CORP COM
IOIL	INDEXIQ ETF TR GLB CRUDE OIL
IOO	ISHARES TR GLOBAL 100 ETF
IOSP	INNOSPEC INC COM
IOT	INCOME OPPORTUNITY RLTY INVS COM
IP	INTL PAPER CO COM
IPAC	ISHARES TR CORE MSCI PAC
IPAR	INTER PARFUMS INC COM
IPAS	IPASS INC COM
IPB	INDEXPLUS TR SER 03-1 TR
IPCC	INFINITY PPTY & CAS CORP COM
IPCI	INTELLIPHARMACEUTICS INTL INC COM
IPCM	IPC HEALTHCARE INC COM
IPD	SPDR INDEX SHS FDS S&P INTL CONS
IPDN	PROFESSIONAL DIVERSITY NET INC COM
IPE	SPDR SERIES TRUST BARCLYS TIPS ETF
IPF	SPDR INDEX SHS FDS INTL FINL ETF
IPFF	ISHARES TR INTL PFD STK ETF
IPG	INTERPUBLIC GROUP COS INC COM
IPGP	IPG PHOTONICS CORP COM
IPHI	INPHI CORP COM

IPHS	INNOPHOS HOLDINGS INC COM
IPI	INTREPID POTASH INC COM
IPK	SPDR INDEX SHS FDS INTL TECH ETF
IPKW	POWERSHARES ETF TR II PWRS INT BUYBK
IPL-D	INTERSTATE PWR & LT CO PERP PFD SER D
IPN	SPDR INDEX SHS FDS INTL INDS ETF
IPO	RENAISSANCE CAP GREENWICH FDS IPO ETF
IPOS	RENAISSANCE CAP GREENWICH FDS INTNTL IPO ETF
IPS	SPDR INDEX SHS FDS CONSM SPLS ETF
IPU	SPDR INDEX SHS FDS INTL UTILT ETF
IPW	SPDR INDEX SHS FDS INTL ENRGY ETF
IPWR	IDEAL PWR INC COM
IPXL	IMPAX LABORATORIES INC COM
IQDE	FLEXSHARES TR INTL QLTDV DEF
IQDF	FLEXSHARES TR INTL QLTDV IDX
IQDY	FLEXSHARES TR INT QLTDVDYNAM
IQI	INVESCO QUALITY MUNI INC TRST COM
IQLT	ISHARES TR INTL DEV QL FC
IQNT	INTELIQUENT INC COM
IR	INGERSOLL-RAND PLC SHS
IRBT	IROBOT CORP COM
IRC	INLAND REAL ESTATE CORP COM NEW
IRC-A	INLAND REAL ESTATE CORP PFD SER A
IRC-B	INLAND REAL ESTATE CORP REDM PFD SER B
IRCP	IRSA PROPIEDADES COMERCIALES S SPONSORED ADR
IRDM	IRIDIUM COMMUNICATIONS INC COM
IRDMB	IRIDIUM COMMUNICATIONS INC PERP PFD CNV B
IRET	INVESTORS REAL ESTATE TR SH BEN INT
IRET-	INVESTORS REAL ESTATE TR PFD SER A 8.25%
IRET-B	INVESTORS REAL ESTATE TR PFD-B 7.95%
IRG	IGNITE RESTAURANT GROUP INC COM
IRIX	IRIDEX CORP COM
IRL	NEW IRELAND FUND INC COM
IRM	IRON MTN INC NEW COM
IRMD	IRADIMED CORP COM
IROQ	IF BANCORP INC COM
IRR	VOYA RISK MANAGED NAT RES FD COM
IRS	IRSA INVERSIONES Y REP S A GLOBL DEP RCPT
IRT	INDEPENDENCE RLTY TR INC COM
IRV	SPDR INDEX SHS FDS INTL MTRLS SEC
IRWD	IRONWOOD PHARMACEUTICALS INC COM CL A
IRY	SPDR INDEX SHS FDS INTL HLTH ETF
ISBC	INVESTORS BANCORP INC NEW COM
ISCA	INTERNATIONAL SPEEDWAY CORP CL A
ISCF	ISHARES TR MSCI INT SMLCP
ISD	PRUDENTIAL SHT DURATION HG YLD COM
ISDR	ISSUER DIRECT CORPORATION COM NEW

ISF	ING GROEP N V PERP HYB6.375%
ISG	ING GROEP N V PERP DBT 6.125
ISH	INTERNATIONAL SHIPHOLDING CORP COM NEW
ISH-A	INTERNATIONAL SHIPHOLDING CORP CUMRED PER PFD A
ISH-B	INTERNATIONAL SHIPHOLDING CORP PERP PFD SER B
ISHG	ISHARES 3YRTB ETF
ISIG	INSIGNIA SYS INC COM
ISIL	INTERSIL CORP CL A
ISIS	ISIS PHARMACEUTICALS INC COM
ISL	ABERDEEN ISRAEL FUND INC COM
ISLE	ISLE OF CAPRI CASINOS INC COM
ISM	SLM CORP NT A CPI LINK
ISNS	IMAGE SENSING SYS INC COM
ISP	ING GROEP N V PERP DEBT 6.2%
ISR	ISORAY INC COM
ISRA	MARKET VECTORS ETF TR ISRAEL ETF
ISRG	INTUITIVE SURGICAL INC COM NEW
ISRL	ISRAMCO INC COM NEW
ISSC	INNOVATIVE SOLUTIONS & SUPPORT COM
ISSI	INTEGRATED SILICON SOLUTION COM
IST	SPDR INDEX SHS FDS INTL TELEC ETF
ISTB	ISHARES TR CORE ST USDB ETF
ISTR	INVESTAR HLDG CORP COM
ISZE	ISHARES TR DEV SZE FACTOR
IT	GARTNER INC COM
ITA	ISHARES U.S. AER&DEF ETF
ITB	ISHARES US HOME CONS ETF
ITC	ITC HLDGS CORP COM
ITCI	INTRA CELLULAR THERAPIES INC COM
ITE	SPDR SERIES TRUST BRCLYS INTER ETF
ITEK	INOTEK PHARMACEUTICALS CORP COM
ITF	ISHARES TR JAPAN LG-CAP ETF
ITG	INVESTMENT TECHNOLOGY GRP NEW COM
ITI	ITERIS INC COM
ITIC	INVESTORS TITLE CO COM
ITIP	ISHARES TR INTL INFL-LKD BD
ITM	MARKET VECTORS ETF TR MKTVEC INTMUETF
ITOT	ISHARES TR CORE S&P TTL STK
ITR	SPDR SERIES TRUST INTR TRM CORP BD
ITRI	ITRON INC COM
ITRN	ITURAN LOCATION AND CONTROL SHS
ITT	ITT CORP NEW COM NEW
ITUB	ITAU UNIBANCO HLDG SA SPON ADR REP PFD
ITW	ILLINOIS TOOL WKS INC COM
IUSB	ISHARES TR CORE TL USD BD
IUSG	ISHARES TR CORE US GRW ETF
IUSV	ISHARES TR CORE US VAL ETF

IVAC	INTEVAC INC COM
IVC	INVACARE CORP COM
IVE	ISHARES TR S&P 500 VAL ETF
IVH	IVY HIGH INC OPPORTUNITIES FD COM
IVLU	ISHARES TR DEV VAL FACTOR
IVOG	VANGUARD ADMIRAL FDS INC MIDCP 400 GRTH
IVOO	VANGUARD ADMIRAL FDS INC MIDCP 400 IDX
IVOP	BARCLAYS BK PLC IPATH LN ENHAN
IVOV	VANGUARD ADMIRAL FDS INC MIDCP 400 VAL
IVR	INVESCO MORTGAGE CAPITAL INC COM
IVR-A	INVESCO MORTGAGE CAPITAL INC PFD SER A 7.75%
IVR-B	INVESCO MORTGAGE CAPITAL INC PFD-B FX/FLT
IVTY	INVUITY INC COM NEW
IVV	ISHARES TR CORE S&P500 ETF
IVW	ISHARES TR S&P 500 GRWT ETF
IVZ	INVESCO LTD SHS
IWB	ISHARES TR RUS 1000 ETF
IWC	ISHARES MICRO-CAP ETF
IWD	ISHARES TR RUS 1000 VAL ETF
IWF	ISHARES TR RUS 1000 GRW ETF
IWL	ISHARES RUS TOP 200 ETF
IWM	ISHARES TR RUSSELL 2000 ETF
IWN	ISHARES TR RUS 2000 VAL ETF
IWO	ISHARES TR RUS 2000 GRW ETF
IWP	ISHARES TR RUS MD CP GR ETF
IWR	ISHARES TR RUS MID-CAP ETF
IWS	ISHARES TR RUS MDCP VAL ETF
IWV	ISHARES TR RUSSELL 3000 ETF
IWX	ISHARES RUS TP200 VL ETF
IWY	ISHARES RUS TP200 GR ETF
IX	ORIX CORP SPONSORED ADR
IXC	ISHARES TR GLOBAL ENERG ETF
IXG	ISHARES TR GLOBAL FINLS ETF
IXJ	ISHARES TR GLOB HLTHCRE ETF
IXN	ISHARES TR GLOBAL TECH ETF
IXP	ISHARES TR GLOB TELECOM ETF
IXUS	ISHARES TR CORE MSCITOTAL
IXYS	IXYS CORP COM
IYC	ISHARES TR U.S. CNSM SV ETF
IYE	ISHARES TR U.S. ENERGY ETF
IYF	ISHARES TR U.S. FINLS ETF
IYG	ISHARES TR U.S. FIN SVC ETF
IYH	ISHARES TR US HLTHCARE ETF
IYJ	ISHARES TR U.S. INDS ETF
IYK	ISHARES TR U.S. CNSM GD ETF
IYM	ISHARES TR U.S. BAS MTL ETF
IYR	ISHARES TR U.S. REAL ES ETF

IYT	ISHARES TR TRANS AVG ETF
IYW	ISHARES TR U.S. TECH ETF
IYY	ISHARES TR DOW JONES US ETF
IYZ	ISHARES TR U.S. TELECOM ETF
JACK	JACK IN THE BOX INC COM
JAGX	JAGUAR ANIMAL HEALTH INC COM
JAH	JARDEN CORP COM
JAKK	JAKKS PAC INC COM
JASN	JASON INDS INC COM
JASNW	JASON INDS INC WT EXP 063019
JASO	JA SOLAR HOLDINGS CO LTD SPON ADR REP5ORD
JAXB	JACKSONVILLE BANCORP INC FLA COM NEW
JAZZ	JAZZ PHARMACEUTICALS PLC SHS USD
JBHT	HUNT J B TRANS SVCS INC COM
JBK	CORPORATE BACKED TR CTFS 04-6 A1 3.50
JBL	JABIL CIRCUIT INC COM
JBLU	JETBLUE AIRWAYS CORP COM
JBN	CORPORATE BACKED CALL TR CTFS CORTS A-1 7%
JBR	CORPORATE BACKED CALL TR CTFS JCP 06-1CTF A1
JBSS	SANFILIPPO JOHN B & SON INC COM
JBT	JOHN BEAN TECHNOLOGIES CORP COM
JCAP	JERNIGAN CAP INC COM
JCE	NUVEEN CORE EQUITY ALPHA FUND COM
JCI	JOHNSON CTLS INC COM
JCOM	J2 GLOBAL INC COM
JCP	PENNEY J C INC COM
JCS	COMMUNICATIONS SYS INC COM
JCTCF	JEWETT CAMERON TRADING LTD COM NEW
JD	JD COM INC SPON ADR CL A
JDD	NUVEEN DIVERSIFIED DIV INCM FD COM
JDG	WISDOMTREE TR JAP DIVID GRTH
JDST	DIREXION SHS ETF TR DLY JR GMNR BEAR
JDSU	JDS UNIPHASE CORP COM PAR $0.001
JE	JUST ENERGY GROUP INC COM
JEC	JACOBS ENGR GROUP INC DEL COM
JEM	BARCLAYS BANK PLC IPATH GEMS INDEX
JEQ	ABERDEEN JAPAN EQUITY FD INC COM
JETS	ETF SER SOLUTIONS US GLB JETS
JFC	JPMORGAN CHINA REGION FD INC COM
JFR	NUVEEN FLOATING RATE INCOME FD COM
JGBB	WISDOMTREE TR JAPAN INTRT FD
JGBD	DEUTSCHE BK AG LONDON BRH DB 3X IV JAP GOV
JGBL	DEUTSCHE BK AG LONDON BRH DB JAP GOV BD
JGBS	DEUTSCHE BK AG LONDON BRH DB INVR JAP GOV
JGBT	DEUTSCHE BK AG LONDON BRH DB 3X JAP GOV BD
JGH	NUVEEN GLOBAL HIGH INCOME FD SHS
JGV	NUVEEN GLOBAL EQUITY INCOME FD COM

JGW	J G WENTWORTH CO CL A
JHDG	WISDOMTREE TR JAP HDG DIV FD
JHI	HANCOCK JOHN INVS TR COM
JHP	NUVEEN QUALITY PFD INC FD 3 COM
JHS	HANCOCK JOHN INCOME SECS TR COM
JHX	JAMES HARDIE INDS PLC SPONSORED ADR
JIVE	JIVE SOFTWARE INC COM
JJA	BARCLAYS BANK PLC ETN DJUBS AGRI37
JJC	BARCLAYS BK PLC ETN DJUBS COPR37
JJE	BARCLAYS BANK PLC ETN DJUBS ENRG37
JJG	BARCLAYS BANK PLC ETN DJUBS GRNS37
JJM	BARCLAYS BK PLC ETN DJUBS IND MT
JJN	BARCLAYS BK PLC ETN DJUBS NCKL37
JJP	BARCLAYS BANK PLC ETN DJUBS PMET38
JJS	BARCLAYS BANK PLC ETN DJUBSSOFT 38
JJSF	J & J SNACK FOODS CORP COM
JJT	BARCLAYS BANK PLC ETN DJUBS TIN 38
JJU	BARCLAYS BANK PLC ETN DJUBSALUMI38
JKD	ISHARES TR MRNGSTR LG-CP ET
JKE	ISHARES TR MRNGSTR LG-CP GR
JKF	ISHARES MRNGSTR LG-CP VL
JKG	ISHARES MRGSTR MD CP ETF
JKH	ISHARES MRGSTR MD CP GRW
JKHY	HENRY JACK & ASSOC INC COM
JKI	ISHARES MRGSTR MD CP VAL
JKJ	ISHARES MRGSTR SM CP ETF
JKK	ISHARES MRGSTR SM CP GR
JKL	ISHARES MRNING SM CP ETF
JKS	JINKOSOLAR HLDG CO LTD SPONSORED ADR
JLL	JONES LANG LASALLE INC COM
JLS	NUVEEN MTG OPPORTUNITY TERM FD COM
JMBA	JAMBA INC COM NEW
JMEI	JUMEI INTL HLDG LTD SPONSORED ADR
JMF	NUVEEN ENERGY MLP TOTL RTRNFD COM
JMG	JOURNAL MEDIA GROUP INC COM
JMI	JAVELIN MTG INVT CORP COM
JMLP	NUVEEN ALL CAP ENE MLP OPPO FD COM
JMM	NUVEEN MULTI MKT INCOME FD COM
JMP	JMP GROUP LLC COM
JMPB	JMP GROUP LLC SR NT 23
JMPC	JMP GROUP LLC 7.25 SR NT 21
JMT	NUVEEN MTG OPPTY TERM FD 2 COM
JNJ	JOHNSON & JOHNSON COM
JNK	SPDR SERIES TRUST BRC HGH YLD BD
JNP	JUNIPER PHARMACEUTICALS INC COM
JNPR	JUNIPER NETWORKS INC COM
JNS	JANUS CAP GROUP INC COM

JNUG	DIREXION SHS ETF TR DLYJR GL MNR3X N
JO	BARCLAYS BANK PLC ETN DJUBSCOFFE38
JOB	GENERAL EMPLOYMENT ENTERPRISES COM
JOBS	51JOB INC SP ADR REP COM
JOE	ST JOE CO COM
JOEZ	JOES JEANS INC COM
JOF	JAPAN SMALLER CAPTLZTN FD INC COM
JONE	JONES ENERGY INC COM CL A
JOUT	JOHNSON OUTDOORS INC CL A
JOY	JOY GLOBAL INC COM
JPC	NUVEEN PFD INCOME OPPRTNY FD COM
JPEM	J P MORGAN EXCHANGE TRADED FD DIV RTN EM EQT
JPEP	JP ENERGY PARTNERS LP UNT REPST LTD
JPGE	J P MORGAN EXCHANGE TRADED FD DIV RTN GLB EQ
JPI	NUVEEN PFD & INCOME TERM FD COM
JPIN	J P MORGAN EXCHANGE TRADED FD DIV RTN INT EQ
JPM	JPMORGAN CHASE & CO COM
JPM+	JPMORGAN CHASE & CO WT EXP 102818
JPM-A	JPMORGAN CHASE & CO DEP 1/400 PFD P
JPM-B	JPMORGAN CHASE & CO DEP SHS RP PFD T
JPM-D	JPMORGAN CHASE & CO DEP1/400 PFD O
JPM-E	JPMORGAN CHASE & CO DEP SHS PFD W
JPM-F	JPMORGAN CHASE & CO DEP SHS 1/400
JPM-G	JPMORGAN CHASE & CO DEP SHS PFD
JPMV	ISHARES TR JAPAN MIN VOL
JPN	DBX ETF TR JAP NIKKEI 400
JPNL	DIREXION SHS ETF TR DLY JPN BULL 3X
JPP	SPDR INDEX SHS FDS RUSS NOMURA PR
JPS	NUVEEN QUALITY PFD INCOME FD 2 COM
JPW	NUVEEN FLEXIBLE INVT INCOME FD COM
JPX	PROSHARES TR ULTRSH MSCI PAC
JQC	NUVEEN CR STRATEGIES INCM FD COM SHS
JRI	NUVEEN REAL ASSET INC & GROWTH COM
JRJC	CHINA FIN ONLINE CO LTD SPONSORED ADR
JRO	NUVEEN FLTNG RTE INCM OPP FD COM SHS
JRS	NUVEEN REAL ESTATE INCOME FD COM
JRVR	JAMES RIV GROUP LTD COM
JSC	SPDR INDEX SHS FDS RUSS NOM SC JP
JSD	NUVEEN SHT DUR CR OPP FD COM
JSM	SLM CORP SR NT 6% 121543
JST	JINPAN INTL LTD ORD
JTA	NUVEEN TX ADV TOTAL RET STRGY COM
JTD	NUVEEN TAX ADVANTAGED DIV GRWT COM
JTP	NUVEEN QUALITY PFD INCOME FD COM
JTPY	JETPAY CORP COM
JUNO	JUNO THERAPEUTICS INC COM
JUNR	GLOBAL X FDS GBLX JR MNRS NEW

JVA	COFFEE HLDGS INC COM
JW.A	WILEY JOHN & SONS INC CL A
JW.B	WILEY JOHN & SONS INC CL B
JWN	NORDSTROM INC COM
JXI	ISHARES GLOB UTILITS ETF
JXSB	JACKSONVILLE BANCORP INC MD COM
JYN	BARCLAYS BANK PLC IPTH JPY/USD ETN
JYNT	JOINT CORP COM
K	KELLOGG CO COM
KAI	KADANT INC COM
KALU	KAISER ALUMINUM CORP COM PAR $0.01
KAMN	KAMAN CORP COM
KANG	IKANG HEALTHCARE GROUP INC SPONSORED ADR
KAP	KCAP FINL INC SR NT 19
KAR	KAR AUCTION SVCS INC COM
KATE	KATE SPADE & CO COM
KB	KB FINANCIAL GROUP INC SPONSORED ADR
KBA	KRANESHARES TR BOSERA MSCI CH
KBAL	KIMBALL INTL INC CL B
KBE	SPDR SERIES TRUST S&P BK ETF
KBH	KB HOME COM
KBIO	KALOBIOS PHARMACEUTICALS INC COM
KBR	KBR INC COM
KBSF	KBS FASHION GROUP LTD COM
KBWB	POWERSHARES ETF TR II KBW BK PORT
KBWC	POWERSHARES ETF TR II KBW CP MKT PRT
KBWD	POWERSHARES ETF TRUST II KBW HG YLD FIN
KBWI	POWERSHARES ETF TR II KBW INS PORT
KBWP	POWERSHARES ETF TRUST II PRP CAS INS PT
KBWR	POWERSHARES ETF TR II KBW RG BK PORT
KBWY	POWERSHARES ETF TRUST II KBW YIELD REIT
KCAP	KCAP FINL INC COM
KCC	CORTS TR II PROVIDENT FING CORTS 8.20%
KCE	SPDR SERIES TRUST S&P CAP MKTS
KCG	KCG HLDGS INC CL A
KCLI	KANSAS CITY LIFE INS CO COM
KCNY	KRANESHARES TR CHIN COM PAPER
KE	KIMBALL ELECTRONICS INC COM
KED	KAYNE ANDERSON ENERGY DEV CO COM
KEF	KOREA EQUITY FD INC COM
KEG	KEY ENERGY SVCS INC COM
KELYA	KELLY SVCS INC CL A
KELYB	KELLY SVCS INC CL B
KEM	KEMET CORP COM NEW
KEN	KENON HLDGS LTD SHS
KEP	KOREA ELECTRIC PWR SPONSORED ADR
KEQU	KEWAUNEE SCIENTIFIC CORP COM

KERX	KERYX BIOPHARMACEUTICALS INC COM
KEX	KIRBY CORP COM
KEY	KEYCORP NEW COM
KEY-G	KEYCORP NEW PFD 7.75% SR A
KEYS	KEYSIGHT TECHNOLOGIES INC COM
KEYW	KEYW HLDG CORP COM
KF	KOREA FD COM NEW
KFFB	KENTUCKY FIRST FED BANCORP COM
KFH	KKR FINL HLDGS LLC SR NT 8.375%41
KFI	KKR FINL HLDGS LLC SR NT
KFN-	KKR FINL HLDGS LLC PFD SER A LLC
KFRC	KFORCE INC COM
KFS	KINGSWAY FINL SVCS INC COM NEW
KFY	KORN FERRY INTL COM NEW
KFYP	KRANESHARES TR CSI NW CHINA ETF
KGC	KINROSS GOLD CORP COM NO PAR
KGJI	KINGOLD JEWELRY INC COM NEW
KHI	DEUTSCHE HIGH INCOME TR SHS
KIE	SPDR SERIES TRUST S&P INS ETF
KIM	KIMCO RLTY CORP COM
KIM-H	KIMCO RLTY CORP DEP 1/100PFD-H
KIM-I	KIMCO RLTY CORP DEP 1/1000 PFD I
KIM-J	KIMCO RLTY CORP DEP 1/1000 PFD J
KIM-K	KIMCO RLTY CORP DEP1/1000PFD K%
KIN	KINDRED BIOSCIENCES INC COM
KING	KING DIGITAL ENTMT PLC ORD SHS
KINS	KINGSTONE COS INC COM
KIO	KKR INCOME OPPORTUNITIES FD COM
KIQ	KELSO TECHNOLOGIES INC COM NEW
KIRK	KIRKLANDS INC COM
KITE	KITE PHARMA INC COM
KKD	KRISPY KREME DOUGHNUTS INC COM
KKR	KKR & CO L P DEL COM UNITS
KLAC	KLA-TENCOR CORP COM
KLD	ISHARES USA ESG SLCT ETF
KLIC	KULICKE & SOFFA INDS INC COM
KLXI	KLX INC COM
KMB	KIMBERLY CLARK CORP COM
KMDA	KAMADA LTD SHS
KMF	KAYNE ANDERSON MDSTM ENERGY FD COM
KMG	KMG CHEMICALS INC COM
KMI	KINDER MORGAN INC DEL COM
KMI+	KINDER MORGAN INC DEL WT EXP 052517
KMM	DEUTSCHE MULTI-MKT INCOME TR SHS
KMPA	KEMPER CORP DEL SUB NT 54
KMPH	KEMPHARM INC COM
KMPR	KEMPER CORP DEL COM

KMT	KENNAMETAL INC COM
KMX	CARMAX INC COM
KN	KNOWLES CORP COM
KND	KINDRED HEALTHCARE INC COM
KNDI	KANDI TECHNOLOGIES GROUP INC COM
KNL	KNOLL INC COM NEW
KNOP	KNOT OFFSHORE PARTNERS LP COM UNITS
KNOW	DIREXION SHS ETF TR ALL CP INSIDER
KNX	KNIGHT TRANSN INC COM
KO	COCA COLA CO COM
KODK	EASTMAN KODAK CO COM NEW
KODK+	EASTMAN KODAK CO WT EXP 090318
KODK+A	EASTMAN KODAK CO WT EXP 090318
KOF	COCA COLA FEMSA S A B DE C V SPON ADR REP L
KOL	MARKET VECTORS ETF TR COAL ETF
KOLD	PROSHARES TR II ULSHT BLOOMB GAS
KONA	KONA GRILL INC COM
KONE	KINGTONE WIRELESSINFO SOL HLDG SPONSORED ADR NE
KOOL	CESCA THERAPEUTICS INC COM
KOP	KOPPERS HOLDINGS INC COM
KOPN	KOPIN CORP COM
KORS	MICHAEL KORS HLDGS LTD SHS
KORU	DIREXION SHS ETF TR DRX DLYSOKOR3X
KOS	KOSMOS ENERGY LTD SHS
KOSS	KOSS CORP COM
KPTI	KARYOPHARM THERAPEUTICS INC COM
KR	KROGER CO COM
KRA	KRATON PERFORMANCE POLYMERS COM
KRC	KILROY RLTY CORP COM
KRC-G	KILROY RLTY CORP PFD SER G
KRC-H	KILROY RLTY CORP PFD-H
KRE	SPDR SERIES TRUST S&P REGL BKG
KRFT	KRAFT FOODS GROUP INC COM
KRG	KITE RLTY GROUP TR COM NEW
KRG-A	KITE RLTY GROUP TR PERP PFD SER A
KRNT	KORNIT DIGITAL LTD SHS
KRNY	KEARNY FINL CORP MD COM
KRO	KRONOS WORLDWIDE INC COM
KROO	INDEXIQ ETF TR AUST SM CP ETF
KRS	PROSHARES TR SH S&P REGLBKG
KRU	PROSHARES TR ULT S&P REGLBKG
KS	KAPSTONE PAPER & PACKAGING CRP COM
KSM	DEUTSCHE STRATEGIC MUN INCOME COM
KSS	KOHLS CORP COM
KST	DEUTSCHE STRATEGIC INCOME TR SHS
KSU	KANSAS CITY SOUTHERN COM NEW
KSU-	KANSAS CITY SOUTHERN PFD 4%

KT	KT CORP SPONSORED ADR
KTCC	KEY TRONICS CORP COM
KTEC	KEY TECHNOLOGY INC COM
KTF	DEUTSCHE MUN INCOME COM
KTH	CORTS TR PECO ENERGY CAP TRIII CORTS 8.00%
KTN	CREDIT-ENHANCED CORTS TR AON CORTS 8.205%
KTOS	KRATOS DEFENSE & SEC SOLUTIONS COM NEW
KTP	CORTS TR J C PENNEY CORTS 7.625%
KTWO	K2M GROUP HLDGS INC COM
KUTV	KU6 MEDIA CO LTD SPONSORED ADR
KVHI	KVH INDS INC COM
KW	KENNEDY-WILSON HLDGS INC COM
KWEB	KRANESHARES TR CSI CHI INTERNET
KWN	KENNEDY-WILSON INC SR NT 42
KWR	QUAKER CHEM CORP COM
KWT	MARKET VECTORS ETF TR SOLAR ENRG NEW
KXI	ISHARES GLB CNSM STP ETF
KYE	KAYNE ANDERSON ENRGY TTL RT FD COM
KYN	KAYNE ANDERSON MLP INVT CO COM
KYN-E	KAYNE ANDERSON MLP INVT CO PFD CL E 4.25%
KYN-F	KAYNE ANDERSON MLP INVT CO PFD 3.50 SER F
KYN-G	KAYNE ANDERSON MLP INVT CO PFD SHS SER G
KYO	KYOCERA CORP ADR
KYTH	KYTHERA BIOPHARMACEUTICALS INC COM
KZ	KONGZHONG CORP SPONSORED ADR
L	LOEWS CORP COM
LABC	LOUISANA BANCORP INC NEW COM
LABD	DIREXION SHS ETF TR SP BIOTCH BR3X
LABL	MULTI COLOR CORP COM
LABU	DIREXION SHS ETF TR SP BIOTCH BULL
LACO	LAKES ENTMNT INC COM NEW
LAD	LITHIA MTRS INC CL A
LADR	LADDER CAP CORP CL A
LAG	SPDR SERIES TRUST BRCLYS AGG ETF
LAKE	LAKELAND INDS INC COM
LALT	POWERSHARES ACTIVE MNG ETF TR ALT MULTI STRG
LAMR	LAMAR ADVERTISING CO NEW CL A
LANC	LANCASTER COLONY CORP COM
LAND	GLADSTONE LD CORP COM
LAQ	ABERDEEN LATIN AMER EQTY FD COM
LARK	LANDMARK BANCORP INC COM
LAWS	LAWSON PRODS INC COM
LAYN	LAYNE CHRISTENSEN CO COM
LAZ	LAZARD LTD SHS A
LB	L BRANDS INC COM
LBAI	LAKELAND BANCORP INC COM
LBF	DEUTSCHE GLOBAL HIGH INCOME FD COM

LBIO	LION BIOTECHNOLOGIES INC COM
LBIX	LEADING BRANDS INC COM NEW
LBJ	DIREXION SHS ETF TR LTN AM BLL 3X NW
LBMH	LIBERATOR MEDICAL HLDGS INC COM
LBND	DEUTSCHE BK AG LONDON BRH DB 3X LN US TRES
LBRDA	LIBERTY BROADBAND CORP COM SER A
LBRDK	LIBERTY BROADBAND CORP COM SER C
LBTAV	LIBERTY GLOBAL PLC EX DISTRB CL A
LBTBV	LIBERTY GLOBAL PLC EX DITRIB CL B
LBTKV	LIBERTY GLOBAL PLC EX DISTRB CL C
LBTYA	LIBERTY GLOBAL PLC SHS CL A
LBTYB	LIBERTY GLOBAL PLC SHS CL B
LBTYK	LIBERTY GLOBAL PLC SHS CL C
LBY	LIBBEY INC COM
LC	LENDINGCLUB CORP COM
LCI	LANNET INC COM
LCM	ADVENT CLAYMORE ENH GRW & INC COM
LCNB	LCNB CORP COM
LCUT	LIFETIME BRANDS INC COM
LD	BARCLAYS BANK PLC ETN DJUBSLEAD 38
LDF	LATIN AMERN DISCOVERY FD INC COM
LDL	LYDALL INC DEL COM
LDOS	LEIDOS HLDGS INC COM
LDP	COHEN & STEERS LTD DUR PFD INC COM
LDR	LANDAUER INC COM
LDRH	LDR HLDG CORP COM
LDRI	POWERSHARES ETF TR II LAD 0-5Y CR BD
LDUR	PIMCO ETF TR LOW DURTN AC ETF
LE	LANDS END INC NEW COM
LEA	LEAR CORP COM NEW
LEAF	SPRINGLEAF HLDGS INC COM
LECO	LINCOLN ELEC HLDGS INC COM
LEDD	BARCLAYS BK PLC IPTH LEAD ETN
LEDS	SEMILEDS CORP COM
LEE	LEE ENTERPRISES INC COM
LEG	LEGGETT & PLATT INC COM
LEI	LUCAS ENERGY INC COM NEW
LEJU	LEJU HLDGS LTD SPONSORED ADS
LEMB	ISHARES EM MKTS CURR ETF
LEN	LENNAR CORP CL A
LEN.B	LENNAR CORP CL B
LENS	PRESBIA PLC SHS
LEO	DREYFUS STRATEGIC MUNS INC COM
LEU	CENTRUS ENERGY CORP CL A
LF	LEAPFROG ENTERPRISES INC CL A
LFC	CHINA LIFE INS CO LTD SPON ADR REP H
LFL	LATAM AIRLS GROUP S A SPONSORED ADR

LFUS	LITTELFUSE INC COM
LFVN	LIFEVANTAGE CORP COM
LG	LACLEDE GROUP INC COM
LGCY	LEGACY RESVS LP UNIT LP INT
LGCYO	LEGACY RESVS LP PERP PFD UNIT
LGCYP	LEGACY RESVS LP PFD UNIT SER A
LGF	LIONS GATE ENTMNT CORP COM NEW
LGI	LAZARD GLB TTL RET&INCM FD INC COM
LGIH	LGI HOMES INC COM
LGL	LGL GROUP INC COM
LGL+	LGL GROUP INC WT EXP 080618
LGLV	SPDR SER TR RUSS1000LOWVOL
LGND	LIGAND PHARMACEUTICALS INC COM NEW
LH	LABORATORY CORP AMER HLDGS COM NEW
LHCG	LHC GROUP INC COM
LHO	LASALLE HOTEL PPTYS COM SH BEN INT
LHO-H	LASALLE HOTEL PPTYS PFD SHS BEN IN
LHO-I	LASALLE HOTEL PPTYS PFD SER I SHS
LIFE	ATYR PHARMA INC COM
LII	LENNOX INTL INC COM
LILAV	LIBERTY GLOBAL PLC LILAC SHS CL A
LILKV	LIBERTY GLOBAL PLC LILAC SHS CL C
LIME	LIME ENERGY CO COM PAR $0.0001
LINC	LINCOLN EDL SVCS CORP COM
LINE	LINN ENERGY LLC UNIT LTD LIAB
LION	FIDELITY SOUTHERN CORP NEW COM
LIOX	LIONBRIDGE TECHNOLOGIES INC COM
LIQD	LIQUID HLDGS GROUP INC COM
LIQT	LIQTECH INTL INC COM
LIT	GLOBAL X FDS GLB X LITHIUM
LITB	LIGHTINTHEBOX HLDG CO LTD SPONSORED ADR
LIVE	LIVEDEAL INC COM NEW
LJPC	LA JOLLA PHARMACEUTICAL CO COM PAR $.0001 2
LKFN	LAKELAND FINL CORP COM
LKQ	LKQ CORP COM
LL	LUMBER LIQUIDATORS HLDGS INC COM
LLDM	DIREXION SHS ETF TR FTSE DVMKT BUL
LLEM	DIREXION SHS ETF TR FTSE EM BULL
LLEX	LILIS ENERGY INC COM
LLL	L-3 COMMUNICATIONS HLDGS INC COM
LLNW	LIMELIGHT NETWORKS INC COM
LLSC	DIREXION SHS ETF TR DLY SMCP BULL
LLSP	DIREXION SHS ETF TR DLY SP500 BULL
LLTC	LINEAR TECHNOLOGY CORP COM
LLY	LILLY ELI & CO COM
LM	LEGG MASON INC COM
LMAT	LEMAITRE VASCULAR INC COM

LMBS	FIRST TR EXCHANGE TRADED FD IV FST LOW MTG ETF
LMCA	LIBERTY MEDIA CORP DELAWARE CL A
LMCB	LIBERTY MEDIA CORP DELAWARE CL B
LMCK	LIBERTY MEDIA CORP DELAWARE COM SER C
LMIA	LMI AEROSPACE INC COM
LMLP	UBS AG LONDON BRH MLP EX ENERGY
LMNR	LIMONEIRA CO COM
LMNS	LUMENIS LTD SHS CL B
LMNX	LUMINEX CORP DEL COM
LMOS	LUMOS NETWORKS CORP COM
LMRK	LANDMARK INFRASTRUCTURE LP COM UNIT LTD
LMT	LOCKHEED MARTIN CORP COM
LNBB	LNB BANCORP INC COM
LNC	LINCOLN NATL CORP IND COM
LNC+	LINCOLN NATL CORP IND WT EXP 071019
LNCE	SNYDERS-LANCE INC COM
LNCO	LINNCO LLC COM SHS LTD INT
LND	BRASILAGRO BRAZILIAN AGRIC REA SPONSORED ADR
LNDC	LANDEC CORP COM
LNG	CHENIERE ENERGY INC COM NEW
LNKD	LINKEDIN CORP COM CL A
LNN	LINDSAY CORP COM
LNT	ALLIANT ENERGY CORP COM
LNTH	LANTHEUS HLDGS INC COM
LOAN	MANHATTAN BRIDGE CAPITAL INC COM
LOCK	LIFELOCK INC COM
LOCM	LOCAL CORP COM
LOCO	EL POLLO LOCO HLDGS INC COM
LODE	COMSTOCK MNG INC COM
LOGI	LOGITECH INTL S A SHS
LOGM	LOGMEIN INC COM
LOJN	LO-JACK CORP COM
LONG	ELONG INC SPONSORED ADR
LOOK	LOOKSMART LTD COM PAR $0.001
LOPE	GRAND CANYON ED INC COM
LOR	LAZARD WORLD DIVID & INCOME FD COM
LORL	LORAL SPACE & COMMUNICATNS INC COM
LOV	SPARK NETWORKS INC COM
LOW	LOWES COS INC COM
LOWC	SPDR INDEX SHS FDS LOW CARBON ETF
LOXO	LOXO ONCOLOGY INC COM
LPCN	LIPOCINE INC NEW COM
LPG	DORIAN LPG LTD SHS USD
LPI	LAREDO PETROLEUM INC COM
LPL	LG DISPLAY CO LTD SPONS ADR REP
LPLA	LPL FINL HLDGS INC COM
LPNT	LIFEPOINT HEALTH INC COM

LPSB	LAPORTE BANCORP INC MD COM
LPSN	LIVEPERSON INC COM
LPT	LIBERTY PPTY TR SH BEN INT
LPTH	LIGHTPATH TECHNOLOGIES INC CL A NEW
LPTN	LPATH INC COM NEW
LPX	LOUISIANA PAC CORP COM
LQ	LA QUINTA HLDGS INC COM
LQD	ISHARES TR IBOXX INV CP ETF
LQDH	ISHARES U S ETF TR INT RT HDG C B
LQDT	LIQUIDITY SERVICES INC COM
LRAD	LRAD CORP COM
LRCX	LAM RESEARCH CORP COM
LRE	LRR ENERGY LP COM
LRET	UBS AG LONDON BRH 2X LEV MSCI US
LRGF	ISHARES TR FCTSLC MSCI US
LRN	K12 INC COM
LSBG	LAKE SUNAPEE BK GROUP COM
LSBK	LAKE SHORE BANCORP INC COM
LSC	HSBC USA INC S&P CTI ETN 23
LSCC	LATTICE SEMICONDUCTOR CORP COM
LSG	LAKE SHORE GOLD CORP COM
LSTK	BARCLAYS BK PLC IPTH LIVESTK
LSTR	LANDSTAR SYS INC COM
LTBR	LIGHTBRIDGE CORP COM
LTC	LTC PPTYS INC COM
LTL	PROSHARES TR PSHS UL TELE ETF
LTPZ	PIMCO ETF TR 15+ YR US TIPS
LTRE	LEARNING TREE INTL INC COM
LTRPA	LIBERTY TRIPADVISOR HLDGS INC COM SER A
LTRPB	LIBERTY TRIPADVISOR HLDGS INC COM SER B
LTRX	LANTRONIX INC COM NEW
LTS	LADENBURG THALMAN FIN SVCS INC COM
LTS-A	LADENBURG THALMAN FIN SVCS INC PFD SER A %
LTXB	LEGACY TEX FINL GROUP INC COM
LUB	LUBYS INC COM
LUK	LEUCADIA NATL CORP COM
LULU	LULULEMON ATHLETICA INC COM
LUNA	LUNA INNOVATIONS COM
LUV	SOUTHWEST AIRLS CO COM
LUX	LUXOTTICA GROUP S P A SPONSORED ADR
LVL	CLAYMORE EXCHANGE TRD FD TR GUG S&PG DIV OPP
LVLT	LEVEL 3 COMMUNICATIONS INC COM NEW
LVNTA	LIBERTY INTERACTIVE CORP LBT VENT COM A
LVNTB	LIBERTY INTERACTIVE CORP LBT VENT COM B
LVS	LAS VEGAS SANDS CORP COM
LWAY	LIFEWAY FOODS INC COM
LWC	SPDR SERIES TRUST LNG TRM CORP BD

LXFR	LUXFER HLDGS PLC SPONSORED ADR
LXFT	LUXOFT HLDG INC ORD SHS CL A
LXK	LEXMARK INTL NEW CL A
LXP	LEXINGTON REALTY TRUST COM
LXP-C	LEXINGTON REALTY TRUST PFD CONV SER C
LXRX	LEXICON PHARMACEUTICALS INC COM NEW
LXU	LSB INDS INC COM
LYB	LYONDELLBASELL INDUSTRIES N V SHS - A -
LYG	LLOYDS BANKING GROUP PLC SPONSORED ADR
LYG-A	LLOYDS BANKING GROUP PLC PINES 7.75%50
LYTS	LSI INDS INC COM
LYV	LIVE NATION ENTERTAINMENT INC COM
LZB	LA Z BOY INC COM
M	MACYS INC COM
MA	MASTERCARD INC CL A
MAA	MID-AMER APT CMNTYS INC COM
MAB	EATON VANCE MASS MUN BD FD COM
MAC	MACERICH CO COM
MACK	MERRIMACK PHARMACEUTICALS INC COM
MAG	MAGNETEK INC COM NEW
MAGS	MAGAL SECURITY SYS LTD ORD
MAIN	MAIN STREET CAPITAL CORP COM
MAMS	MAM SOFTWARE GROUP INC COM NEW
MAN	MANPOWERGROUP INC COM
MANH	MANHATTAN ASSOCS INC COM
MANT	MANTECH INTL CORP CL A
MANU	MANCHESTER UTD PLC NEW ORD CL A
MAR	MARRIOTT INTL INC NEW CL A
MARA	MARATHON PATENT GROUP INC COM NEW
MARK	REMARK MEDIA INC COM
MARPS	MARINE PETE TR UNIT BEN INT
MAS	MASCO CORP COM
MAS#	MASCO CORP EX DISTRIB WI
MASI	MASIMO CORP COM
MAT	MATTEL INC COM
MATH	ADVISORSHARES TR MEIDELL TCT AD
MATL	DIREXION SHS ETF TR BAS MAT BULL3X
MATR	MATTERSIGHT CORP COM
MATW	MATTHEWS INTL CORP CL A
MATX	MATSON INC COM
MAV	PIONEER MUN HIGH INCOME ADV TR COM
MAYS	MAYS J W INC COM
MB	MINDBODY INC COM CL A
MBB	ISHARES MBS ETF
MBCN	MIDDLEFIELD BANC CORP COM NEW
MBFI	MB FINANCIAL INC NEW COM
MBFIP	MB FINANCIAL INC NEW PERP PFD SER-A

MBG	SPDR SERIES TRUST BRC MTG BCKD BD
MBI	MBIA INC COM
MBII	MARRONE BIO INNOVATIONS INC COM
MBLX	METABOLIX INC COM NEW
MBLY	MOBILEYE N V AMSTELVEEN ORD SHS
MBRG	MIDDLEBURG FINANCIAL CORP COM
MBSD	FLEXSHARES TR DISCP DUR MBS
MBT	MOBILE TELESYSTEMS OJSC SPONSORED ADR
MBTF	MBT FINL CORP COM
MBUU	MALIBU BOATS INC COM CL A
MBVT	MERCHANTS BANCSHARES COM
MBWM	MERCANTILE BANK CORP COM
MC	MOELIS & CO CL A
MCA	BLACKROCK MUNIYIELD CALI QLTY COM
MCBC	MACATAWA BK CORP COM
MCBK	MADISON CNTY FINL INC COM
MCC	MEDLEY CAP CORP COM
MCD	MCDONALDS CORP COM
MCEP	MID CON ENERGY PARTNERS LP COM UNIT REPST
MCF	CONTANGO OIL & GAS COMPANY COM NEW
MCGC	MCG CAPITAL CORP COM
MCHI	ISHARES TR CHINA ETF
MCHP	MICROCHIP TECHNOLOGY INC COM
MCHX	MARCHEX INC CL B
MCI	BABSON CAP CORPORATE INVS COM
MCK	MCKESSON CORP COM
MCN	MADISON CVRED CALL & EQ STR FD COM
MCO	MOODYS CORP COM
MCOX	MECOX LANE LIMITED SPON ADR REP 35
MCP	MOLYCORP INC DEL COM
MCQ	MEDLEY CAP CORP SR NT
MCR	MFS CHARTER INCOME TR SH BEN INT
MCRI	MONARCH CASINO & RESORT INC COM
MCRL	MICREL INC COM
MCRN	MILACRON HLDGS CORP COM
MCRO	INDEXIQ ETF TR HDG MACTRK ETF
MCS	MARCUS CORP COM
MCUR	MACROCURE LTD SHS
MCV	MEDLEY CAP CORP SR NT 23
MCY	MERCURY GENL CORP NEW COM
MCZ	MAD CATZ INTERACTIVE INC COM
MD	MEDNAX INC COM
MDAS	MEDASSETS INC COM
MDC	M D C HLDGS INC COM
MDCA	MDC PARTNERS INC CL A SUB VTG
MDCO	MEDICINES CO COM
MDD	SPDR INDEX SHS FDS S&PINTL MC ETF

MDGN	MEDGENICS INC COM NEW
MDGN+	MEDGENICS INC WT EXP 033116
MDGS	MEDIGUS LTD SPONSORED ADR
MDIV	FIRST TR EXCHANGE TRADED FD VI MULTI ASSET DI
MDLL	DIREXION SHS ETF TR DLY MID CP BULL
MDLY	MEDLEY MGMT INC CL A COM
MDLZ	MONDELEZ INTL INC CL A
MDM	MOUNTAIN PROV DIAMONDS INC COM NEW
MDP	MEREDITH CORP COM
MDR	MCDERMOTT INTL INC COM
MDRX	ALLSCRIPTS HEALTHCARE SOLUTNS COM
MDSO	MEDIDATA SOLUTIONS INC COM
MDSY	MODSYS INTL LTD SHS
MDT	MEDTRONIC PLC SHS
MDU	MDU RES GROUP INC COM
MDVN	MEDIVATION INC COM
MDVX	MEDOVEX CORP COM
MDVXW	MEDOVEX CORP WT EXP 122417
MDWD	MEDIWOUND LTD ORD SHS
MDXG	MIMEDX GROUP INC COM
MDY	SPDR S&P MIDCAP 400 ETF TR UTSER1 S&PDCRP
MDYG	SPDR SERIES TRUST S&P 400 MDCP GRW
MDYV	SPDR SERIES TRUST S&P 400 MDCP VAL
MEA	METALICO INC COM
MED	MEDIFAST INC COM
MEET	MEETME INC COM
MEG	MEDIA GEN INC NEW COM
MEI	METHODE ELECTRS INC COM
MEIL	METHES ENERGIES INTL LTD COM
MEILW	METHES ENERGIES INTL LTD WT A EX 101217
MEILZ	METHES ENERGIES INTL LTD WT B EX 101217
MEIP	MEI PHARMA INC COM NEW
MELA	MELA SCIENCES INC COM NEW
MELI	MERCADOLIBRE INC COM
MELR	MELROSE BANCORP INC COM
MEMP	MEMORIAL PRODTN PARTNERS LP COM U REP LTD
MEN	BLACKROCK MUNIENHANCED FD INC COM
MENT	MENTOR GRAPHICS CORP COM
MEOH	METHANEX CORP COM
MEP	MIDCOAST ENERGY PARTNERS L P COM UT LTD PTN
MER-D	MERRILL LYNCH PFD CAP TR III TOPRS 7%
MER-E	MERRILL LYNCH PFD CAP TR IV TOPRS
MER-F	MERRILL LYNCH PFD CAP TR V TOPRS 7.28%
MER-K	MERRILL LYNCH CAP TR I GTD CAP 6.45%
MER-M	MERRILL LYNCH CAP TR II PFD GDR TR
MER-P	MERRILL LYNCH CAP TR III PFD GTD TR2062
MERC	MERCER INTL INC COM

MERU	MERU NETWORKS INC COM
MES	MARKET VECTORS ETF TR GULF STS ETF
MET	METLIFE INC COM
MET-A	METLIFE INC PFD A FLT RATE
METR	METRO BANCORP INC PA COM
MFA	MFA FINL INC COM
MFA-B	MFA FINL INC PFD SER B
MFC	MANULIFE FINL CORP COM
MFD	MACQUARIE FT TR GB INF UT DIV COM
MFG	MIZUHO FINL GROUP INC SPONSORED ADR
MFL	BLACKROCK MUNIHLDS INVSTM QLTY COM
MFLA	BARCLAYS BK PLC IPATH EAFE ETN
MFLX	MULTI FINELINE ELECTRONIX INC COM
MFM	MFS MUN INCOME TR SH BEN INT
MFNC	MACKINAC FINL CORP COM
MFO	MFA FINL INC SR NT 42
MFRI	MFRI INC COM
MFRM	MATTRESS FIRM HLDG CORP COM
MFSF	MUTUALFIRST FINL INC COM
MFT	BLACKROCK MUNIYLD INVST QLTY COM
MFV	MFS SPL VALUE TR SH BEN INT
MG	MISTRAS GROUP INC COM
MGA	MAGNA INTL INC COM
MGC	VANGUARD WORLD FD MEGA CAP INDEX
MGCD	MGC DIAGNOSTICS CORP COM
MGEE	MGE ENERGY INC COM
MGF	MFS GOVT MKTS INCOME TR SH BEN INT
MGH	MINCO GOLD CORPORATION COM
MGI	MONEYGRAM INTL INC COM NEW
MGIC	MAGIC SOFTWARE ENTERPRISES LTD ORD
MGK	VANGUARD WORLD FD MEGA GRWTH IND
MGLN	MAGELLAN HEALTH INC COM NEW
MGM	MGM RESORTS INTERNATIONAL COM
MGN	MINES MGMT INC COM
MGNX	MACROGENICS INC COM
MGPI	MGP INGREDIENTS INC NEW COM
MGR	AFFILIATED MANAGERS GROUP SR NT 42
MGRC	MCGRATH RENTCORP COM
MGT	MGT CAPITAL INVTS INC COM NEW
MGU	MACQUARIE GLBL INFRA TOTL RETN COM
MGV	VANGUARD WORLD FD MEGA CAP VAL ETF
MGYR	MAGYAR BANCORP INC COM
MH-A	MAIDEN HOLDINGS LTD PREF SHS SER A
MHD	BLACKROCK MUNIHOLDINGS FD INC COM
MHE	BLACKROCK MASS TAX-EXEMPT TR SH BEN INT
MHF	WESTERN ASSET MUN HI INCM FD COM
MHFI	MCGRAW HILL FINL INC COM

MHG	MARINE HARVEST ASA SPONSORED ADR
MHGC	MORGANS HOTEL GROUP CO COM
MHH	MASTECH HOLDINGS INC COM
MHI	PIONEER MUN HIGH INCOME TR COM SHS
MHK	MOHAWK INDS INC COM
MHLD	MAIDEN HOLDINGS LTD SHS
MHLDO	MAIDEN HOLDINGS LTD MAN PFD B CV7.25
MHM	BANK AMER CORP MITTS S&P500 15
MHN	BLACKROCK MUNIHLDGS NY QLTY FD COM
MHNA	MAIDEN HLDGS NORTH AMER LTD PFD 8.25%
MHNB	MAIDEN HLDGS NORTH AMER LTD GTD NT 42
MHNC	MAIDEN HLDGS NORTH AMER LTD GTD NT 7.75%43
MHO	M/I HOMES INC COM
MHO-A	M/I HOMES INC PFD 1/1000 A
MHR	MAGNUM HUNTER RES CORP DEL COM
MHR-C	MAGNUM HUNTER RES CORP DEL PFD PRP C 10.25%
MHR-D	MAGNUM HUNTER RES CORP DEL CUM PFD-D 8%
MHR-E	MAGNUM HUNTER RES CORP DEL DEP 1/1000 PFD
MHY	WESTERN ASSET MGD HI INCM FD COM
MIC	MACQUARIE INFRASTRUCTURE CORP COM
MICT	MICRONET ENERTEC TECH INC COM
MICTW	MICRONET ENERTEC TECH INC WT EXP 041518
MIDD	MIDDLEBY CORP COM
MIDU	DIREXION SHS ETF TR DLY MIDCAP ETF3X
MIDZ	DIREXION SHS ETF TR MD CP BEAR 3X NW
MIE	COHEN & STEERS MLP INC & ENRGY COM SHS
MIFI	NOVATEL WIRELESS INC COM NEW
MIG	MEADOWBROOK INS GROUP INC COM
MIK	MICHAELS COS INC COM
MIL	MFC INDL LTD COM
MILL	MILLER ENERGY RES INC COM
MILL-C	MILLER ENERGY RES INC 10.75% PFD SER C
MILL-D	MILLER ENERGY RES INC RED PFD FX/FLT
MIN	MFS INTER INCOME TR SH BEN INT
MINC	ADVISORSHARES TR NEWFLT MULSINC
MIND	MITCHAM INDS INC COM
MINI	MOBILE MINI INC COM
MINT	PIMCO ETF TR ENHAN SHRT MA AC
MITK	MITEK SYS INC COM NEW
MITL	MITEL NETWORKS CORP COM
MITT	AG MTG INVT TR INC COM
MITT-A	AG MTG INVT TR INC 8.25% PFD SER A
MITT-B	AG MTG INVT TR INC PFD SER B 8.00%
MIW	EATON VANCE MICH MUN BD FD COM
MIXT	MIX TELEMATICS LTD SPONSORED ADR
MIY	BLACKROCK MUNIYLD MICH QLTY FD COM
MJN	MEAD JOHNSON NUTRITION CO COM

MKC	MCCORMICK & CO INC COM NON VTG
MKC.V	MCCORMICK & CO INC COM VTG
MKL	MARKEL CORP COM
MKSI	MKS INSTRUMENT INC COM
MKTO	MARKETO INC COM
MKTX	MARKETAXESS HLDGS INC COM
MLAB	MESA LABS INC COM
MLHR	MILLER HERMAN INC COM
MLI	MUELLER INDS INC COM
MLM	MARTIN MARIETTA MATLS INC COM
MLN	MARKET VECTORS ETF TR MKTVEC LMUNETF
MLNK	MODUSLINK GLOBAL SOLUTIONS INC COM NEW
MLNX	MELLANOX TECHNOLOGIES LTD SHS
MLP	MAUI LD & PINEAPPLE INC COM
MLPA	GLOBAL X FDS GLBL X MLP ETF
MLPC	CITIGROUP INC NEW CTRAKS ETN MILLR
MLPG	UBS AG JERSEY BRH LKD ALRN NTGAS
MLPI	UBS AG JERSEY BRH ALERIAN INFRST
MLPJ	GLOBAL X FDS GLOBL X JR MLP
MLPL	UBS AG JERSEY BRANCH 2XMN ALR MLP INF
MLPN	CREDIT SUISSE NASSAU BRH X LINK CUSH MLP
MLPO	CREDIT SUISSE AG NASSAU BRH ETN LKD 34
MLPS	UBS AG JERSEY BRH AG MNTH SHR EX
MLPW	UBS AG JERSEY BRANCH LNK WELLS FRGO
MLPX	GLOBAL X FDS GLB X MLP ENRG I
MLPY	MORGAN STANLEY CUSHNG MLP ETN
MLR	MILLER INDS INC TENN COM NEW
MLSS	MILESTONE SCIENTIFIC INC COM NEW
MLVF	MALVERN BANCORP INC COM
MM	MILLENNIAL MEDIA INC COM
MMAC	MMA CAP MGMT LLC COM
MMC	MARSH & MCLENNAN COS INC COM
MMD	MAINSTAY DEFINEDTERM MN OPP FD COM
MMI	MARCUS & MILLICHAP INC COM
MMLP	MARTIN MIDSTREAM PRTNRS L P UNIT L P INT
MMM	3M CO COM
MMP	MAGELLAN MIDSTREAM PRTNRS LP COM UNIT RP LP
MMS	MAXIMUS INC COM
MMSI	MERIT MED SYS INC COM
MMT	MFS MULTIMARKET INCOME TR SH BEN INT
MMTM	SPDR SER TR S&P1500MOMTILT
MMU	WESTERN ASST MNGD MUN FD INC COM
MMV	EATON VANCE MA MUNI INCOME TR SH BEN INT
MMYT	MAKEMYTRIP LIMITED MAURITIUS SHS
MN	MANNING & NAPIER INC CL A
MNA	INDEXIQ ETF TR IQ MRGR ARB ETF
MNDO	MIND C T I LTD ORD

MNE	BLACKROCK MUNI N Y INTER DURAT COM
MNGA	MAGNEGAS CORP COM NEW
MNI	MCCLATCHY CO CL A
MNK	MALLINCKRODT PUB LTD CO SHS
MNKD	MANNKIND CORP COM
MNOV	MEDICINOVA INC COM NEW
MNP	WESTERN ASST MN PRT FD INC COM
MNR	MONMOUTH REAL ESTATE INVT CORP CL A
MNR-A	MONMOUTH REAL ESTATE INVT CORP PFD SER A
MNR-B	MONMOUTH REAL ESTATE INVT CORP PFD-B
MNRK	MONARCH FINANCIAL HOLDINGS INC COM
MNRO	MONRO MUFFLER BRAKE INC COM
MNST	MONSTER BEVERAGE CORP NEW COM
MNTA	MOMENTA PHARMACEUTICALS INC COM
MNTX	MANITEX INTL INC COM
MO	ALTRIA GROUP INC COM
MOAT	MARKET VECTORS ETF TR MKT VECTR WIDE
MOBI	SKY-MOBI LTD SPONSORED ADS
MOBL	MOBILEIRON INC COM NEW
MOC	COMMAND SEC CORP COM
MOCO	MOCON INC COM
MOD	MODINE MFG CO COM
MODN	MODEL N INC COM
MOFG	MIDWESTONE FINL GROUP INC NEW COM
MOG.A	MOOG INC CL A
MOG.B	MOOG INC CL B
MOH	MOLINA HEALTHCARE INC COM
MOKO	MOKO SOCIAL MEDIA LTD SPONSORED ADR NE
MOLG	MOL GLOBAL INC SPONSORED ADR
MOM	FQF TR QUANTSHARE MOM
MOMO	MOMO INC ADR
MON	MONSANTO CO NEW COM
MONY	ISHARES TR FINCLS BOND ETF
MOO	MARKET VECTORS ETF TR AGRIBUS ETF
MORE	MONOGRAM RESIDENTIAL TR INC COM
MORL	UBS AG LONDON BRH ETRACS MTH2XRE
MORN	MORNINGSTAR INC COM
MORT	MARKET VECTORS ETF TR MTG REIT ETF
MOS	MOSAIC CO NEW COM
MOSY	MOSYS INC COM
MOV	MOVADO GROUP INC COM
MP-D	MISSISSIPPI POWER CO PFD 1/4 5.25%
MPA	BLACKROCK MUNIYIELD PA QLTY FD COM
MPAA	MOTORCAR PTS AMER INC COM
MPB	MID PENN BANCORP INC COM
MPC	MARATHON PETE CORP COM
MPEL	MELCO CROWN ENTMT LTD ADR

MPET	MAGELLAN PETE CORP COM
MPG	METALDYNE PERFORMANCE GROUP COM
MPLX	MPLX LP COM UNIT REP LTD
MPO	MIDSTATES PETE CO INC COM
MPV	BABSON CAP PARTN INVS TR SH BEN INT
MPW	MEDICAL PPTYS TRUST INC COM
MPWR	MONOLITHIC PWR SYS INC COM
MPX	MARINE PRODS CORP COM
MQT	BLACKROCK MUNIY QUALITY FD II COM
MQY	BLACKROCK MUNIYIELD QUALITY FD COM
MR	MINDRAY MEDICAL INTL LTD SPON ADR
MRC	MRC GLOBAL INC COM
MRCC	MONROE CAP CORP COM
MRCY	MERCURY SYS INC COM
MRD	MEMORIAL RESOURCE DEV CORP COM
MRGE	MERGE HEALTHCARE INC COM
MRH	MONTPELIER RE HOLDINGS LTD SHS
MRIN	MARIN SOFTWARE INC COM
MRK	MERCK & CO INC NEW COM
MRKT	MARKIT LTD SHS
MRLN	MARLIN BUSINESS SVCS CORP COM
MRNS	MARINUS PHARMACEUTICALS INC COM
MRO	MARATHON OIL CORP COM
MRTN	MARTEN TRANS LTD COM
MRTX	MIRATI THERAPEUTICS INC COM
MRVC	MRV COMMUNICATIONS INC COM NEW
MRVL	MARVELL TECHNOLOGY GROUP LTD ORD
MS	MORGAN STANLEY COM NEW
MS-A	MORGAN STANLEY PFD A 1/1000
MS-E	MORGAN STANLEY DEP SHS 1/1000 E
MS-F	MORGAN STANLEY DEP SHS 1/1000TH
MS-G	MORGAN STANLEY DEP 1/1000 PFD G
MS-I	MORGAN STANLEY DEP FIX/FLT
MSA	MSA SAFETY INC COM
MSB	MESABI TR CTF BEN INT
MSBF	MSB FINANCIAL CORPORATION COM
MSCA	MAIN STREET CAPITAL CORP SR NT 6.125 23
MSCC	MICROSEMI CORP COM
MSCI	MSCI INC COM
MSD	MORGAN STANLEY EMER MKTS DEBT COM
MSEX	MIDDLESEX WATER CO COM
MSF	MORGAN STANLEY EMER MKTS FD COM
MSFG	MAINSOURCE FINANCIAL GP INC COM
MSFT	MICROSOFT CORP COM
MSG	MADISON SQUARE GARDEN CO CL A
MSI	MOTOROLA SOLUTIONS INC COM NEW
MSK	MORGAN STANLEY CAP TR VIII GTD CAP SECS

MSL	MIDSOUTH BANCORP INC COM
MSLI	MERUS LABS INTL INC NEW COM
MSM	MSC INDL DIRECT INC CL A
MSN	EMERSON RADIO CORP COM NEW
MSO	MARTHA STEWART LIVING OMNIMED CL A
MSON	MISONIX INC COM
MSP	MADISON STRTG SECTOR PREM FD COM
MSTR	MICROSTRATEGY INC CL A NEW
MSTX	MAST THERAPEUTICS INC COM
MT	ARCELORMITTAL SA LUXEMBOURG NY REGISTRY SH
MTB	M & T BK CORP COM
MTB+	M & T BK CORP WT EXP 122318
MTB-	M & T BK CORP PERP PFD-A
MTB-C	M & T BK CORP PERP PFD-C
MTBC	MEDICAL TRANSCRIPTION BLG CORP COM
MTCN	ARCELORMITTAL SA LUXEMBOURG MAND CV NT 16
MTD	METTLER TOLEDO INTERNATIONAL COM
MTDR	MATADOR RES CO COM
MTEX	MANNATECH INC COM NEW
MTG	MGIC INVT CORP WIS COM
MTGE	AMERICAN CAP MTG INVT CORP COM
MTGEP	AMERICAN CAP MTG INVT CORP PFD SER A
MTH	MERITAGE HOMES CORP COM
MTK	SPDR SERIES TRUST MORGAN TECH ETF
MTL	MECHEL OAO SPONSORED ADR
MTL-	MECHEL OAO SPON ADR PFD
MTLS	MATERIALISE NV SPONSORED ADS
MTN	VAIL RESORTS INC COM
MTOR	MERITOR INC COM
MTR	MESA RTY TR UNIT BEN INT
MTRN	MATERION CORP COM
MTRX	MATRIX SVC CO COM
MTS	MONTGOMERY STR INCOME SECS INC COM
MTSC	MTS SYS CORP COM
MTSI	MA COM TECHNOLOGY SOLUTIONS COM
MTSL	MER TELEMANAGEMENT SOLUTIONS SHS
MTSN	MATTSON TECHNOLOGY INC COM
MTT	WESTERN ASSET MUN DEF OPP TR COM
MTU	MITSUBISHI UFJ FINL GROUP INC SPONSORED ADR
MTUM	ISHARES TR MSCI USAMOMFCT
MTW	MANITOWOC INC COM
MTX	MINERALS TECHNOLOGIES INC COM
MTZ	MASTEC INC COM
MU	MICRON TECHNOLOGY INC COM
MUA	BLACKROCK MUNIASSETS FD INC COM
MUB	ISHARES NAT AMT FREE BD
MUC	BLACKROCK MUNIHLDNGS CALI QLTY COM

MUE	BLACKROCK MUNIHLDNGS QLTY II COM
MUH	BLACKROCK MUNIHLDGS FD II INC COM
MUI	BLACKROCK MUNI INTER DR FD INC COM
MUJ	BLACKROCK MUNIHLDGS NJ QLTY FD COM
MULT	ADVISORSHARES TR SUNRISE GBL ET
MUNI	PIMCO ETF TR INTER MUN BD ACT
MUR	MURPHY OIL CORP COM
MUS	BLACKROCK MUNIHOLDNGS QLTY INC COM
MUSA	MURPHY USA INC COM
MUX	MCEWEN MNG INC COM
MVC	MVC CAPITAL INC COM
MVCB	MVC CAPITAL INC SR NT 23
MVF	BLACKROCK MUNIVEST FD INC COM
MVG	MAG SILVER CORP COM
MVIS	MICROVISION INC DEL COM NEW
MVO	MV OIL TR TR UNITS
MVT	BLACKROCK MUNIVEST FD II INC COM
MVV	PROSHARES TR PSHS ULT MCAP400
MW	MENS WEARHOUSE INC COM
MWA	MUELLER WTR PRODS INC COM SER A
MWE	MARKWEST ENERGY PARTNERS L P UNIT LTD PARTN
MWG	MORGAN STANLEY CAP TR IV GTD CAP 6.25%33
MWO	MORGAN STANLEY CAP TR V CAP SEC5.75%33
MWR	MORGAN STANLEY CAP TR III CAP SECS 6.25%
MWV	MEADWESTVACO CORP COM
MWW	MONSTER WORLDWIDE INC COM
MX	MAGNACHIP SEMICONDUCTOR CORP N COM
MXC	MEXCO ENERGY CORP COM
MXE	MEXICO EQUITY & INCOME FD COM
MXF	MEXICO FD INC COM
MXI	ISHARES GLOBAL MATER ETF
MXIM	MAXIM INTEGRATED PRODS INC COM
MXL	MAXLINEAR INC CL A
MXPT	MAXPOINT INTERACTIVE INC COM
MXWL	MAXWELL TECHNOLOGIES INC COM
MY	CHINA MING YANG WIND PWR GROUP SPONSORED ADR
MYC	BLACKROCK MUNIYIELD CALIF FD I COM
MYCC	CLUBCORP HLDGS INC COM
MYD	BLACKROCK MUNIYIELD FD INC COM
MYE	MYERS INDS INC COM
MYF	BLACKROCK MUNIYIELD INVST FD COM
MYGN	MYRIAD GENETICS INC COM
MYI	BLACKROCK MUNIYIELD QLTY FD 3 COM
MYJ	BLACKROCK MUNIYIELD N J FD INC COM
MYL	MYLAN N V SHS EURO
MYM	BLACKROCK MUNIYLD MICH QLTY II COM
MYN	BLACKROCK MUNIYIELD NY QLTY FD COM

MYOS	MYOS CORP COM NEW
MYRG	MYR GROUP INC DEL COM
MYY	PROSHARES TR PSHS SH MDCAP400
MZA	BLACKROCK MUNIYIELD ARIZ FD IN COM
MZF	MANAGED DURATION INVT GRD FUND COM
MZOR	MAZOR ROBOTICS LTD SPONSORED ADS
MZZ	PROSHARES TR ULTSHT MIDCAP400
N	NETSUITE INC COM
NAC	NUVEEN CA DIVIDEND ADV MUN FD COM
NAD	NUVEEN DIVID ADVANTAGE MUN FD COM
NADL	NORTH ATLANTIC DRILLING LTD COM
NAII	NATURAL ALTERNATIVES INTL INC COM NEW
NAK	NORTHERN DYNASTY MINERALS LTD COM NEW
NAME	RIGHTSIDE GROUP LTD COM
NAN	NUVEEN NY DIVID ADVNTG MUN FD COM
NANO	NANOMETRICS INC COM
NAO	NORDIC AMERN OFFSHORE LTD SHS
NAP	NAVIOS MARITIME MIDSTREAM LP COM UNIT LTD
NASH	LOCALSHARES INVT TR NASHVILLE AREA E
NAT	NORDIC AMERICAN TANKERS LIMITE COM
NATH	NATHANS FAMOUS INC NEW COM
NATI	NATIONAL INSTRS CORP COM
NATL	NATIONAL INTERSTATE CORP COM
NATR	NATURES SUNSHINE PRODUCTS INC COM
NAUH	NATIONAL AMERN UNIV HLDGS INC COM
NAV	NAVISTAR INTL CORP NEW COM
NAV-D	NAVISTAR INTL CORP PFD SR D CONV
NAVB	NAVIDEA BIOPHARMACEUTICALS INC COM
NAVG	NAVIGATORS GROUP INC COM
NAVI	NAVIENT CORP COM
NAZ	NUVEEN ARIZ PREM INCOME MUN FD COM
NBB	NUVEEN BUILD AMER BD FD COM
NBBC	NEWBRIDGE BANCORP CL A NO PAR
NBD	NUVEEN BUILD AMER BD OPPTNY FD COM
NBG	NATIONAL BK GREECE S A SPN ADR REP 1 SH
NBG-A	NATIONAL BK GREECE S A ADR PRF SER A
NBH	NEUBERGER BERMAN INTER MUNI FD COM
NBHC	NATIONAL BK HLDGS CORP CL A
NBIX	NEUROCRINE BIOSCIENCES INC COM
NBL	NOBLE ENERGY INC COM
NBN	NORTHEAST BANCORP COM NEW
NBO	NEUBERGER BERMAN NY INT MUN FD COM
NBR	NABORS INDUSTRIES LTD SHS
NBTB	NBT BANCORP INC COM
NBW	NEUBERGER BERMAN CA INT MUN FD COM
NBY	NOVABAY PHARMACEUTICALS INC COM
NC	NACCO INDS INC CL A

NCA	NUVEEN CALIF MUN VALUE FD COM
NCB	NUVEEN CALIF MUNICPAL VALU FD2 COM
NCI	NAVIGANT CONSULTING INC COM
NCIT	NCI INC CL A
NCLH	NORWEGIAN CRUISE LINE HLDGS LT SHS
NCMI	NATIONAL CINEMEDIA INC COM
NCOM	NATIONAL COMM CORP COM
NCQ	NOVACOPPER INC COM
NCR	NCR CORP NEW COM
NCS	NCI BUILDING SYS INC COM NEW
NCT	NEWCASTLE INVT CORP NEW COM PAR $0.01
NCT-B	NEWCASTLE INVT CORP NEW PFD B 9.75%
NCT-C	NEWCASTLE INVT CORP NEW PFD SER C
NCT-D	NEWCASTLE INVT CORP NEW PFD D 8.375%
NCTY	THE9 LTD ADR
NCV	ALLIANZGI CONV & INCOME FD COM
NCZ	ALLIANZGI CONV & INCOME FD II COM
NDAQ	NASDAQ OMX GROUP INC COM
NDLS	NOODLES & CO CL A
NDP	TORTOISE ENERGY INDEPENDENC FD COM
NDRM	NEURODERM LTD ORD SHS
NDRO	ENDURO RTY TR TR UNIT
NDSN	NORDSON CORP COM
NE	NOBLE CORP PLC SHS USD
NEA	NUVEEN AMT-FREE MUN INCOME FD COM
NECB	NORTHEAST CMNTY BANCORP INC COM
NEE	NEXTERA ENERGY INC COM
NEE-C	FPL GROUP CAP TR I PFD TR 5.875%
NEE-G	NEXTERA ENERGY CAP HLDGS INC GTD DEB-G
NEE-H	NEXTERA ENERGY CAP HLDGS INC JR DEB-H 72
NEE-I	NEXTERA ENERGY CAP HLDGS INC SUB DEB 72
NEE-J	NEXTERA ENERGY CAP HLDGS INC SUB DEB SER J 73
NEE-O	NEXTERA ENERGY INC CORP UNIT
NEE-P	NEXTERA ENERGY INC CORP UNIT
NEFF	NEFF CORP COM CL A
NEM	NEWMONT MINING CORP COM
NEN	NEW ENGLAND RLTY ASSOC LTD PAR DEPOSITRY RCPT
NEO	NEOGENOMICS INC COM NEW
NEOG	NEOGEN CORP COM
NEON	NEONODE INC COM NEW
NEOT	NEOTHETICS INC COM
NEP	NEXTERA ENERGY PARTNERS LP COM UNIT PART IN
NEPT	NEPTUNE TECHNOLOGIES BIORESOUR COM
NERV	MINERVA NEUROSCIENCES INC COM
NES	NUVERRA ENVIRONMENTAL SOLUTION COM NEW
NETE	NET ELEMENT INC COM
NEU	NEWMARKET CORP COM

NEV	NUVEEN ENHANCED MUN VALUE FD COM
NEWM	NEW MEDIA INVT GROUP INC COM
NEWP	NEWPORT CORP COM
NEWR	NEW RELIC INC COM
NEWS	NEWSTAR FINANCIAL INC COM
NEWT	NEWTEK BUSINESS SVCS CORP COM NEW
NFBK	NORTHFIELD BANCORP INC DEL COM
NFEC	NF ENERGY SAVING CORP COM PAR $0.001
NFG	NATIONAL FUEL GAS CO N J COM
NFJ	ALLIANZGI NFJ DIVID INT & PREM COM
NFLX	NETFLIX INC COM
NFO	CLAYMORE EXCHANGE TRD FD TR GUGG INSDR SENT
NFRA	FLEXSHARES TR STOXX GLOBR INF
NFX	NEWFIELD EXPL CO COM
NG	NOVAGOLD RES INC COM NEW
NGD	NEW GOLD INC CDA COM
NGE	GLOBAL X FDS GBL X MSCI NGR
NGG	NATIONAL GRID PLC SPON ADR NEW
NGHC	NATIONAL GEN HLDGS CORP COM
NGHCO	NATIONAL GEN HLDGS CORP DEP SHS PFD-B
NGHCP	NATIONAL GEN HLDGS CORP PFD SER A %
NGL	NGL ENERGY PARTNERS LP COM UNIT REPST
NGLS	TARGA RESOURCES PARTNERS LP COM UNIT
NGS	NATURAL GAS SERVICES GROUP COM
NGVC	NATURAL GROCERS BY VITAMIN COT COM
NHC	NATIONAL HEALTHCARE CORP COM
NHC-A	NATIONAL HEALTHCARE CORP PFD CONV SER A
NHF	NEXPOINT CR STRATEGIES FD COM
NHI	NATIONAL HEALTH INVS INC COM
NHLD	NATIONAL HOLDINGS CORP COM NEW
NHS	NEUBERGER BERMAN HGH YLD FD COM
NHTC	NATURAL HEALTH TRENDS CORP COM PAR $.001
NI	NISOURCE INC COM
NI#	NISOURCE INC EX DISTRIB WI
NIB	BARCLAYS BANK PLC ETN DJUBSCOCO 38
NICE	NICE SYS LTD SPONSORED ADR
NICK	NICHOLAS FINANCIAL INC COM NEW
NID	NUVEEN INTER DURATION MN TMFD COM
NIE	ALLIANZGI EQUITY & CONV INCOME COM
NILE	BLUE NILE INC COM
NIM	NUVEEN SELECT MAT MUN FD SH BEN INT
NINI	BARCLAYS BK PLC IPT NICKEL ETN
NIO	NUVEEN MUN OPPORTUNITY FD INC COM
NIQ	NUVEEN INT DUR QUAL MUN TRM FD COM
NJ	NIDEC CORP SPONSORED ADR
NJR	NEW JERSEY RES COM
NJV	NUVEEN NEW JERSEY MUN VALUE FD COM

NKA	NISKA GAS STORAGE PARTNERS LLC UNIT LTD LIABI
NKE	NIKE INC CL B
NKG	NUVEEN GA DIV ADV MUN FD 2 COM
NKSH	NATIONAL BANKSHARES INC VA COM
NKTR	NEKTAR THERAPEUTICS COM
NKX	NUVEEN CAL AMT-FREE MUN INC FD COM
NKY	PRECIDIAN ETFS TR MAXIS NIKKEI
NL	NL INDS INC COM NEW
NLNK	NEWLINK GENETICS CORP COM
NLR	MARKET VECTORS ETF TR URAN NUCLR ENRGY
NLS	NAUTILUS INC COM
NLSN	NIELSEN N V COM
NLST	NETLIST INC COM
NLY	ANNALY CAP MGMT INC COM
NLY-A	ANNALY CAP MGMT INC PFD A 7.875%
NLY-C	ANNALY CAP MGMT INC PFD STK C 7.625%
NLY-D	ANNALY CAP MGMT INC PFD SER D %
NM	NAVIOS MARITIME HOLDINGS INC COM
NM-G	NAVIOS MARITIME HLDGS INC SPN ADR RP PFD G
NM-H	NAVIOS MARITIME HLDGS INC SPON ADR PFD H
NMA	NUVEEN MUN ADVANTAGE FD INC COM
NMBL	NIMBLE STORAGE INC COM
NMFC	NEW MTN FIN CORP COM
NMI	NUVEEN MUN INCOME FD INC COM
NMIH	NMI HLDGS INC CL A
NMK-B	NIAGARA MOHAWK PWR CORP PFD 3.60%
NMK-C	NIAGARA MOHAWK PWR CORP PFD 3.90%
NML	NEUBERGER BERMAN MLP INCOME FD COM
NMM	NAVIOS MARITIME PARTNERS L P UNIT LPI
NMO	NUVEEN MUN MKT OPPORTUNITY FD COM
NMR	NOMURA HLDGS INC SPONSORED ADR
NMRX	NUMEREX CORP PA CL A
NMS	NUVEEN MINN MUN INCOME FD SHS
NMT	NUVEEN MASS PREM INCOME MUN FD COM
NMY	NUVEEN MD PREM INCOME MUN FD COM
NMZ	NUVEEN MUN HIGH INCOME OPP FD COM
NNA	NAVIOS MARITIME ACQUIS CORP SHS
NNBR	NN INC COM
NNC	NUVEEN N C PREM INCOME MUN FD COM
NNI	NELNET INC CL A
NNN	NATIONAL RETAIL PPTYS INC COM
NNN-D	NATIONAL RETAIL PPTYS INC PFD SER D
NNN-E	NATIONAL RETAIL PPTYS INC DEP SHS REP1/100
NNVC	NANOVIRICIDES INC COM NEW
NNY	NUVEEN NY MUN VALUE FD COM
NOA	NORTH AMERN ENERGY PARTNERS COM
NOAH	NOAH HLDGS LTD SPONSORED ADS

NOBL	PROSHARES TR S&P 500 DV ARIST
NOC	NORTHROP GRUMMAN CORP COM
NOG	NORTHERN OIL & GAS INC NEV COM
NOK	NOKIA CORP SPONSORED ADR
NOM	NUVEEN MO PREM INCOME MUN FD COM
NOR	NORANDA ALUM HLDG CORP COM
NORD	NORD ANGLIA EDUCATION INC SHS
NORW	GLOBAL X FDS GLBX MSCI NORW
NOV	NATIONAL OILWELL VARCO INC COM
NOW	SERVICENOW INC COM
NP	NEENAH PAPER INC COM
NPBC	NATIONAL PENN BANCSHARES INC COM
NPD	CHINA NEPSTAR CHAIN DRUGSTORE SPONSORED ADR
NPF	NUVEEN PREMIER MUN INCOME FD COM
NPI	NUVEEN PREM INCOME MUN FD COM
NPK	NATIONAL PRESTO INDS INC COM
NPM	NUVEEN PREM INCOME MUN FD 2 COM
NPN	NUVEEN PA MUN VALUE FD COM
NPO	ENPRO INDS INC COM
NPP	NUVEEN PERFORMANCE PLUS MUN FD COM
NPT	NUVEEN PREM INCOME MUN FD 4 COM
NPTN	NEOPHOTONICS CORP COM
NPV	NUVEEN VA PREM INCOME MUN FD COM
NQ	NQ MOBILE INC ADR REPSTG CL A
NQI	NUVEEN QUALITY MUN FD INC COM
NQM	NUVEEN INVT QUALITY MUN FD INC COM
NQP	NUVEEN PA INVT QUALITY MUN FD COM
NQS	NUVEEN SELECT QUALITY MUN FD COM
NQU	NUVEEN QUALITY INCOME MUN FD COM
NR	NEWPARK RES INC COM PAR $.01NEW
NRCIA	NATIONAL RESH CORP CL A
NRCIB	NATIONAL RESH CORP CL B
NRF	NORTHSTAR RLTY FIN CORP COM NEW
NRF-A	NORTHSTAR RLTY FIN CORP PFD A 8.75%
NRF-B	NORTHSTAR RLTY FIN CORP PFD B 8.25%
NRF-C	NORTHSTAR RLTY FIN CORP PFD SER C %
NRF-D	NORTHSTAR REALTY FINANCE CORP PFD-D
NRF-E	NORTHSTAR RLTY FIN CORP PFD SER E %
NRG	NRG ENERGY INC COM NEW
NRIM	NORTHRIM BANCORP INC COM
NRK	NUVEEN NY AMT FREE MUN INCOME COM
NRO	NEUBERGER BERMAN RE ES SEC FD COM
NRP	NATURAL RESOURCE PARTNERS L P COM UNIT L P
NRT	NORTH EUROPEAN OIL RTY TR SH BEN INT
NRX	NEPHROGENEX INC COM
NRZ	NEW RESIDENTIAL INVT CORP COM NEW
NS	NUSTAR ENERGY LP UNIT COM

NSA	NATIONAL STORAGE AFFILIATES TR COM SHS BEN IN
NSAM	NORTHSTAR ASSET MGMT GROUP INC COM
NSAT	NORSAT INTL INC NEW COM NEW
NSC	NORFOLK SOUTHERN CORP COM
NSEC	NATIONAL SEC GROUP INC COM
NSH	NUSTAR GP HOLDINGS LLC UNIT RESTG LLC
NSIT	INSIGHT ENTERPRISES INC COM
NSL	NUVEEN SR INCOME FD COM
NSLP	NEW SOURCE ENERGY PARTNERS L P CM UNT LTD PRT
NSLP-A	NEW SOURCE ENERGY PARTNERS L P PFD-A CONV
NSM	NATIONSTAR MTG HLDGS INC COM
NSP	INSPERITY INC COM
NSPH	NANOSPHERE INC COM NEW
NSPR	INSPIREMD INC COM NEW
NSR	NEUSTAR INC CL A
NSS	NUSTAR LOGISTICS L P SB NT FX/FL 43
NSSC	NAPCO SEC TECHNOLOGIES INC COM
NSTG	NANOSTRING TECHNOLOGIES INC COM
NSU	NEVSUN RES LTD COM
NSYS	NORTECH SYS INC COM
NTAP	NETAPP INC COM
NTC	NUVEEN CONN PREM INCOME MUN FD COM
NTCT	NETSCOUT SYS INC COM
NTES	NETEASE INC SPONSORED ADR
NTG	TORTOISE MLP FD INC COM
NTGR	NETGEAR INC COM
NTI	NORTHERN TIER ENERGY LP COM UN REPR PART
NTIC	NORTHERN TECH INTL CORP COM
NTIP	NETWORK 1 TECHNOLOGIES INC COM
NTK	NORTEK INC COM NEW
NTL	NORTEL INVERSORA S A SPON ADR PFD B
NTLS	NTELOS HLDGS CORP COM NEW
NTN	NTN BUZZTIME INC COM NEW
NTP	NAM TAI PPTY INC SHS
NTRI	NUTRI SYS INC NEW COM
NTRS	NORTHERN TR CORP COM
NTRSP	NORTHERN TR CORP DEP SHS RP PFD C
NTT	NIPPON TELEG & TEL CORP SPONSORED ADR
NTWK	NETSOL TECHNOLOGIES INC COM PAR $.001
NTX	NUVEEN TEX QUALITY INCOME MUN COM
NTZ	NATUZZI S P A ADR
NUAN	NUANCE COMMUNICATIONS INC COM
NUE	NUCOR CORP COM
NUGT	DIREXION SHS ETF TR DAILY GOLD MINER
NUM	NUVEEN MICH QUALITY INCOME MUN COM
NUO	NUVEEN OHIO QUALITY INCOME MUN COM
NURO	NEUROMETRIX INC COM NEW

NUROW	NEUROMETRIX INC WT EXP 052920
NUS	NU SKIN ENTERPRISES INC CL A
NUTR	NUTRACEUTICAL INTL CORP COM
NUV	NUVEEN MUN VALUE FD INC COM
NUVA	NUVASIVE INC COM
NUW	NUVEEN AMT-FREE MUN VALUE FD COM
NVAX	NOVAVAX INC COM
NVCN	NEOVASC INC COM
NVDA	NVIDIA CORP COM
NVDQ	NOVADAQ TECHNOLOGIES INC COM
NVEC	NVE CORP COM NEW
NVEE	NV5 HLDGS INC COM
NVET	NEXVET BIOPHARMA PUB LTD CO ORD SHS
NVFY	NOVA LIFESTYLE INC COM
NVG	NUVEEN DIVID ADVANTAGE MUN INC COM
NVGN	NOVOGEN LIMITED SPON ADR 1:25 SH
NVGS	NAVIGATOR HOLDINGS LTD SHS
NVIV	INVIVO THERAPEUTICS HLDGS CORP COM NEW
NVLS	NIVALIS THERAPEUTICS INC COM
NVMI	NOVA MEASURING INSTRUMENTS LTD COM
NVO	NOVO-NORDISK A S ADR
NVR	NVR INC COM
NVRO	NEVRO CORP COM
NVS	NOVARTIS A G SPONSORED ADR
NVSL	NAUGATUCK VY FINL CORP MD COM
NVTA	INVITAE CORP COM
NVX	NUVEEN CA DIV ADVANTG MUN FD 2 COM
NW-C	NATIONAL WESTMINSTER BK PLC SPON ADR C
NWBI	NORTHWEST BANCSHARES INC MD COM
NWBO	NORTHWEST BIOTHERAPEUTICS INC COM PAR $0.001
NWBOW	NORTHWEST BIOTHERAPEUTICS INC WT EXP 121217
NWE	NORTHWESTERN CORP COM NEW
NWFL	NORWOOD FINANCIAL CORP COM
NWHM	NEW HOME CO INC COM
NWL	NEWELL RUBBERMAID INC COM
NWLI	NATIONAL WESTN LIFE INS CO CL A
NWN	NORTHWEST NAT GAS CO COM
NWPX	NORTHWEST PIPE CO COM
NWS	NEWS CORP NEW CL B
NWSA	NEWS CORP NEW CL A
NWY	NEW YORK & CO INC COM
NX	QUANEX BUILDING PRODUCTS CORP COM
NXC	NUVEEN CA SELECT TAX FREE PRTF SH BEN INT
NXJ	NUVEEN NJ DIV ADVANTAGE MUN FD COM
NXN	NUVEEN NY SELECT TAX FREE PRTF SH BEN INT
NXP	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXPI	NXP SEMICONDUCTORS N V COM

NXQ	NUVEEN SELECT TAX FREE INCM PT SH BEN INT
NXR	NUVEEN SELECT TAX FREE INCM 3 SH BEN INT
NXRT	NEXPOINT RESIDENTIAL TR INC COM
NXST	NEXSTAR BROADCASTING GROUP INC CL A
NXTD	NXT ID INC COM
NXTDW	NXT ID INC WT EXP 020919
NXTM	NXSTAGE MEDICAL INC COM
NXZ	NUVEEN DIV ADVANTAGE MUN FD 2 COM
NYCB	NEW YORK CMNTY BANCORP INC COM
NYCB-U	NEW YORK CMNTY CAP TR V BONUSES UNIT
NYF	ISHARES NY AMTFRE MU ETF
NYH	EATON VANCE N Y MUN BD FD II COM
NYLD	NRG YIELD INC CL C
NYLD.A	NRG YIELD INC CL A NEW
NYMT	NEW YORK MTG TR INC COM PAR $.02
NYMTO	NEW YORK MTG TR INC PFD-C CONV
NYMTP	NEW YORK MTG TR INC RED PFD B 7.75%
NYMX	NYMOX PHARMACEUTICAL CORP COM
NYNY	EMPIRE RESORTS INC COM NEW
NYRT	NEW YORK REIT INC COM
NYT	NEW YORK TIMES CO CL A
NYV	NUVEEN NEW YORK MUN VALUE FD 2 COM
NZF	NUVEEN DIVID ADV MUN FD 3 COM SH BEN INT
NZH	NUVEEN CA DIV ADV MUNI FD 3 COM SH BEN INT
O	REALTY INCOME CORP COM
O-F	REALTY INCOME CORP MONTHY INCOME F
OA	ORBITAL ATK INC COM
OAK	OAKTREE CAP GROUP LLC UNIT CL A
OAKS	FIVE OAKS INVT CORP COM
OAKS-A	FIVE OAKS INVT CORP RED PFD SER A
OAS	OASIS PETE INC NEW COM
OB	ONEBEACON INSURANCE GROUP LTD CL A
OBAS	OPTIBASE LTD SHS NEW NIS0.13
OBCI	OCEAN BIO CHEM INC COM
OC	OWENS CORNING NEW COM
OCAT	OCATA THERAPEUTICS INC COM
OCC	OPTICAL CABLE CORP COM NEW
OCFC	OCEANFIRST FINL CORP COM
OCIP	OCI PARTNERS LP COM UNIT REP LP
OCIR	OCI RES LP COM UNIT LTD
OCLR	OCLARO INC COM NEW
OCLS	OCULUS INNOVATIVE SCIENCES INC COM NEW
OCLSW	OCULUS INNOVATIVE SCIENCES INC WT EXP 012120
OCN	OCWEN FINL CORP COM NEW
OCR	OMNICARE INC COM
OCR-A	OMNICARE CAP TR I PIERS
OCR-B	OMNICARE CAP TR II PFD B TR 4.00%

OCRX	OCERA THERAPEUTICS INC COM
OCUL	OCULAR THERAPEUTIX INC COM
ODC	OIL DRI CORP AMER COM
ODFL	OLD DOMINION FGHT LINES INC COM
ODP	OFFICE DEPOT INC COM
OEC	ORION ENGINEERED CARBONS S A COM
OEF	ISHARES TR S&P 100 ETF
OESX	ORION ENERGY SYSTEMS INC COM
OFC	CORPORATE OFFICE PPTYS TR SH BEN INT
OFC-L	CORPORATE OFFICE PPTYS TR PFD SER L
OFED	OCONEE FED FINL CORP COM
OFG	OFG BANCORP COM
OFG-A	OFG BANCORP PFD A 7.125%
OFG-B	OFG BANCORP PFD SER B 7.0%
OFG-D	OFG BANCORP PERP PFD-D
OFIX	ORTHOFIX INTL N V COM
OFLX	OMEGA FLEX INC COM
OFS	OFS CAP CORP COM
OGCP	EMPIRE ST RLTY OP L P UNIT LTD PRT 60
OGE	OGE ENERGY CORP COM
OGEN	ORAGENICS INC COM NEW
OGS	ONE GAS INC COM
OGXI	ONCOGENEX PHARMACEUTICALS INC COM
OHAI	OHA INVT CORP COM
OHGI	ONE HORIZON GROUP INC COM NEW
OHI	OMEGA HEALTHCARE INVS INC COM
OHRP	OHR PHARMACEUTICAL INC COM NEW
OI	OWENS ILL INC COM NEW
OIA	INVESCO MUNI INCOME OPP TRST COM
OIBR	OI S.A. SPN ADR PFD NEW
OIBR.C	OI S.A. SPN ADR NEW
OIH	MARKET VECTORS ETF TR OIL SVCS ETF
OII	OCEANEERING INTL INC COM
OIIM	O2MICRO INTERNATIONAL LTD SPONS ADR
OIL	BARCLAYS BK PLC IPSP CROIL ETN
OIS	OIL STS INTL INC COM
OKE	ONEOK INC NEW COM
OKS	ONEOK PARTNERS LP UNIT LTD PARTN
OKSB	SOUTHWEST BANCORP INC OKLA COM
OLBK	OLD LINE BANCSHARES INC COM
OLED	UNIVERSAL DISPLAY CORP COM
OLEM	BARCLAYS BK PLC IPTH CRUDE OIL
OLN	OLIN CORP COM PAR $1
OLO	DEUTSCHE BK AG LONDON BRH DB CRUDE OIL LNG
OLP	ONE LIBERTY PPTYS INC COM
OMAB	GRUPO AEROPORTUARIO CTR NORTE SPON ADR
OMAM	OM ASSET MGMT PLC SHS

OMC	OMNICOM GROUP INC COM
OMCL	OMNICELL INC COM
OME	OMEGA PROTEIN CORP COM
OMED	ONCOMED PHARMACEUTICALS INC COM
OMER	OMEROS CORP COM
OMEX	ODYSSEY MARINE EXPLORATION INC COM
OMG	OM GROUP INC COM
OMI	OWENS & MINOR INC NEW COM
OMN	OMNOVA SOLUTIONS INC COM
ON	ON SEMICONDUCTOR CORP COM
ONB	OLD NATL BANCORP IND COM
ONCE	SPARK THERAPEUTICS INC COM
ONCS	ONCOSEC MED INC COM NEW
ONCY	ONCOLYTICS BIOTECH INC COM
ONDK	ON DECK CAP INC COM
ONE	HIGHER ONE HLDGS INC COM
ONEK	SPDR SERIES TRUST RUSSELL 1000 ETF
ONEQ	FIDELITY COMWLTH TR NDQ CP IDX TRK
ONFC	ONEIDA FINL CORP MD COM
ONG	BARCLAYS BK PLC IPTH ENRGY ETN
ONP	ORIENT PAPER INC COM NEW
ONTX	ONCONOVA THERAPEUTICS INC COM
ONTY	ONCOTHYREON INC COM
ONVI	ONVIA INC COM NEW
ONVO	ORGANOVO HLDGS INC COM
OPB	OPUS BK IRVINE CALIF COM
OPGN	OPGEN INC COM
OPGNW	OPGEN INC WT EXP 050520
OPHC	OPTIMUMBANK HOLDINGS INC COM PAR $0.01
OPHT	OPHTHOTECH CORP COM
OPK	OPKO HEALTH INC COM
OPOF	OLD POINT FINL CORP COM
OPTT	OCEAN PWR TECHNOLOGIES INC COM NEW
OPWR	OPOWER INC COM
OPXA	OPEXA THERAPEUTICS INC COM NEW
OPXAW	OPEXA THERAPEUTICS INC WT EXP 031318
OPY	OPPENHEIMER HLDGS INC CL A NON VTG
ORA	ORMAT TECHNOLOGIES INC COM
ORAN	ORANGE SPONSORED ADR
ORBC	ORBCOMM INC COM
ORBK	ORBOTECH LTD ORD
ORC	ORCHID IS CAP INC COM
ORCL	ORACLE CORP COM
OREX	OREXIGEN THERAPEUTICS INC COM
ORI	OLD REP INTL CORP COM
ORIG	OCEAN RIG UDW INC SHS
ORIT	ORITANI FINL CORP DEL COM

ORLY	O REILLY AUTOMOTIVE INC NEW COM
ORM	OWENS RLTY MTG INC COM
ORMP	ORAMED PHARM INC COM NEW
ORN	ORION MARINE GROUP INC COM
ORPN	BIO BLAST PHARMA LTD SHS
ORRF	ORRSTOWN FINL SVCS INC COM
OSBC	OLD SECOND BANCORP INC ILL COM
OSBCP	OLD SECOND CAP TR I PFD TR SEC
OSGB	OVERSEAS SHIPHOLDING GROUP INC COM CL B
OSHC	OCEAN SHORE HLDG CO NEW COM
OSIR	OSIRIS THERAPEUTICS INC NEW COM
OSIS	OSI SYSTEMS INC COM
OSK	OSHKOSH CORP COM
OSM	SLM CORP NT LKD FLT RT
OSMS	BARCLAYS BK PLC OFI STEELPATH
OSN	OSSEN INNOVATION CO LTD SPONSORED ADR
OSTK	OVERSTOCK COM INC DEL COM
OSUR	ORASURE TECHNOLOGIES INC COM
OTEL	OTELCO INC CL A NEW
OTEX	OPEN TEXT CORP COM
OTIC	OTONOMY INC COM
OTIV	ON TRACK INNOVATION LTD SHS
OTTR	OTTER TAIL CORP COM
OUNZ	MERK GOLD TR SHS BEN INT
OUT	OUTFRONT MEDIA INC COM
OUTR	OUTERWALL INC COM
OVAS	OVASCIENCE INC COM
OVBC	OHIO VY BANC CORP COM
OVLY	OAK VALLEY BANCORP OAKDALE CAL COM
OVTI	OMNIVISION TECHNOLOGIES INC COM
OWW	ORBITZ WORLDWIDE INC COM
OXBR	OXBRIDGE RE HLDGS LTD SHS
OXBRW	OXBRIDGE RE HLDGS LTD WT EXP 032619
OXFD	OXFORD IMMUNOTEC GLOBAL PLC ORD SHS
OXGN	OXIGENE INC COM PAR$.001
OXLC	OXFORD LANE CAP CORP COM
OXLCN	OXFORD LANE CAP CORP LIQUIDAT PREF
OXLCO	OXFORD LANE CAP CORP PFD SHS SER 2023
OXLCP	OXFORD LANE CAP CORP PFD 2017
OXM	OXFORD INDS INC COM
OXY	OCCIDENTAL PETE CORP DEL COM
OZM	OCH ZIFF CAP MGMT GROUP CL A
OZRK	BANK OF THE OZARKS INC COM
P	PANDORA MEDIA INC COM
PAA	PLAINS ALL AMERN PIPELINE L P UNIT LTD PARTN
PAAS	PAN AMERICAN SILVER CORP COM
PAC	GPO AEROPORTUARIO DEL PAC SAB SPON ADR B

PACB	PACIFIC BIOSCIENCES CALIF INC COM
PACD	PACIFIC DRILLING SA LUXEMBOURG REG SHS
PACW	PACWEST BANCORP DEL COM
PAF	POWERSHARES GLOBAL ETF TRUST ASIA PAC EX-JP
PAG	PENSKE AUTOMOTIVE GRP INC COM
PAGG	POWERSHARES ETF TRUST II GLOBL AGRI ETF
PAGP	PLAINS GP HLDGS L P SHS A REP LTPN
PAH	PLATFORM SPECIALTY PRODS CORP COM
PAHC	PHIBRO ANIMAL HEALTH CORP CL A COM
PAI	WESTERN ASSET INCOME FD COM
PAK	GLOBAL X FDS MSCI PAKISTAN
PALL	ETFS PALLADIUM TR SH BEN INT
PAM	PAMPA ENERGIA S A SPONS ADR LVL I
PANL	PANGAEA LOGISTICS SOLUTION LTD SHS
PANW	PALO ALTO NETWORKS INC COM
PAR	PAR TECHNOLOGY CORP COM
PARN	PARNELL PHARMACEUT HLDGS LTD SHS
PARR	PAR PETE CORP COM NEW
PATI	PATRIOT TRANSN HLDG INC COM
PATK	PATRICK INDS INC COM
PAY	VERIFONE SYS INC COM
PAYC	PAYCOM SOFTWARE INC COM
PAYX	PAYCHEX INC COM
PB	PROSPERITY BANCSHARES INC COM
PBA	PEMBINA PIPELINE CORP COM
PBCP	POLONIA BACORP INC MD COM
PBCT	PEOPLES UNITED FINANCIAL INC COM
PBD	POWERSHARES GLOBAL ETF TRUST GBL CLEAN ENER
PBE	POWERSHARES ETF TRUST DYN BIOT & GEN
PBF	PBF ENERGY INC CL A
PBFX	PBF LOGISTICS LP UNIT LTD PTNR
PBH	PRESTIGE BRANDS HLDGS INC COM
PBHC	PATHFINDER BANCORP INC MD COM
PBI	PITNEY BOWES INC COM
PBI-A	PITNEY BOWES INC NT 22
PBI-B	PITNEY BOWES INC NT 43
PBIB	PORTER BANCORP INC COM
PBIP	PRUDENTIAL BANCORP INC NEW COM
PBJ	POWERSHARES ETF TRUST DYN FD & BEV
PBM	PACIFIC BOOKER MINERALS INC COM
PBMD	PRIMA BIOMED LTD SPON ADR LVL II
PBP	POWERSHARES GLOBAL ETF FD S&P 500 BUYWRT
PBPB	POTBELLY CORP COM
PBR	PETROLEO BRASILEIRO SA PETROBR SPONSORED ADR
PBR.A	PETROLEO BRASILEIRO SA PETROBR SP ADR NON VTG
PBS	POWERSHARES ETF TRUST DYN MEDIA PORT
PBSK	POAGE BANKSHARES INC COM

PBT	PERMIAN BASIN RTY TR UNIT BEN INT
PBW	POWERSHARES ETF TRUST WNDRHLL CLN EN
PBY	PEP BOYS MANNY MOE & JACK COM
PBYI	PUMA BIOTECHNOLOGY INC COM
PCAR	PACCAR INC COM
PCBK	PACIFIC CONTINENTAL CORP COM
PCCC	P C CONNECTION COM
PCEF	POWERSHARES ETF TRUST II CEF INC COMPST
PCF	PUTMAN HIGH INCOME SEC FUND SHS BEN INT
PCG	PG&E CORP COM
PCG-A	PACIFIC GAS & ELEC CO PFD 1ST 6%
PCG-B	PACIFIC GAS & ELEC CO PFD 1ST 5.50%
PCG-C	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-D	PACIFIC GAS & ELEC CO PFD 1ST 5%
PCG-E	PACIFIC GAS & ELEC CO PFD 1 SER A 5%
PCG-G	PACIFIC GAS & ELEC CO PFD 1ST 4.80%
PCG-H	PACIFIC GAS & ELEC CO PFD 1ST 4.50%
PCG-I	PACIFIC GAS & ELEC CO PFD 1ST 4.36%
PCH	POTLATCH CORP NEW COM
PCI	PIMCO DYNAMIC CR INCOME FD COM SHS
PCK	PIMCO CALIF MUN INCOME FD II COM
PCL	PLUM CREEK TIMBER CO INC COM
PCLN	PRICELINE GRP INC COM NEW
PCM	PCM FUND INC COM
PCMI	PCM INC COM
PCN	PIMCO CORPORATE INCOME STRATEG COM
PCO	PENDRELL CORP COM
PCOM	POINTS INTL LTD COM NEW
PCP	PRECISION CASTPARTS CORP COM
PCQ	PIMCO CA MUNICIPAL INCOME FD COM
PCRX	PACIRA PHARMACEUTICALS INC COM
PCTI	PC-TEL INC COM
PCTY	PAYLOCITY HLDG CORP COM
PCY	POWERSHARES GLOBAL ETF TRUST SOVEREIGN DEBT
PCYG	PARK CITY GROUP INC COM NEW
PCYO	PURECYCLE CORP COM NEW
PDBC	POWERSHARES ACT MANG COMM FD DB OPT YLD DIV
PDCE	PDC ENERGY INC COM
PDCO	PATTERSON COMPANIES INC COM
PDEX	PRO-DEX INC COLO COM NEW
PDFS	PDF SOLUTIONS INC COM
PDI	PIMCO DYNAMIC INCOME FD SHS
PDII	PDI INC COM
PDLI	PDL BIOPHARMA INC COM
PDM	PIEDMONT OFFICE REALTY TR INC COM CL A
PDN	POWERSHARES GLOBAL ETF TRUST EX US SML PORT
PDP	POWERSHARES ETF TRUST DWA MOMENTUM PTF

PDS	PRECISION DRILLING CORP COM 2010
PDT	HANCOCK JOHN PREMUIM DIV FD COM SH BEN INT
PDVW	PACIFIC DATAVISION INC COM
PE	PARSLEY ENERGY INC CL A
PEB	PEBBLEBROOK HOTEL TR COM
PEB-A	PEBBLEBROOK HOTEL TR PFD-A 7.875%
PEB-B	PEBBLEBROOK HOTEL TR PFD SER B
PEB-C	PEBBLEBROOK HOTEL TR PFD SER C 6.50%
PEBK	PEOPLES BANCORP N C INC COM
PEBO	PEOPLES BANCORP INC COM
PED	PEDEVCO CORP COM NEW
PEG	PUBLIC SVC ENTERPRISE GROUP COM
PEGA	PEGASYSTEMS INC COM
PEGI	PATTERN ENERGY GROUP INC CL A
PEI	PENNSYLVANIA RL ESTATE INVT TR SH BEN INT
PEI-A	PENNSYLVANIA RL ESTATE INVT TR 8.25% PFD CL A
PEI-B	PENNSYLVANIA RL ESTATE INVT TR CUM RED PERP PFD
PEIX	PACIFIC ETHANOL INC COM PAR $.001
PEJ	POWERSHARES ETF TRUST DYN LSR & ENT
PEK	MARKET VECTORS ETF TR CHINAAMC A S ETF
PENN	PENN NATL GAMING INC COM
PEO	ADAM NAT RES FD INC COM
PEP	PEPSICO INC COM
PER	SANDRIDGE PERMIAN TR COM UNIT BEN INT
PERF	PERFUMANIA HLDGS INC COM NEW
PERI	PERION NETWORK LTD SHS
PERM	GLOBAL X FDS GLB X PERMETF
PERY	ELLIS PERRY INTL INC COM
PES	PIONEER ENERGY SVCS CORP COM
PESI	PERMA-FIX ENVIRONMENTAL SVCS COM NEW
PETS	PETMED EXPRESS INC COM
PETX	ARATANA THERAPEUTICS INC COM
PEY	POWERSHARES ETF TRUST HI YLD EQ DVDN
PEZ	POWERSHARES ETF TRUST CON DISCRE SEC
PF	PINNACLE FOODS INC DEL COM
PFBC	PREFERRED BK LOS ANGELES CA COM NEW
PFBI	PREMIER FINL BANCORP INC COM
PFBX	PEOPLES FINL CORP MISS COM
PFD	FLAHERTY & CRUMRINE PFD INC FD COM
PFE	PFIZER INC COM
PFEM	POWERSHARES ETF TRUST II FDMTL EMKLODBT
PFF	ISHARES U.S. PFD STK ETF
PFG	PRINCIPAL FINL GROUP INC COM
PFH	CABCO TR FOR J C PENNEY DEBS CTF TR 7.625%
PFI	POWERSHARES ETF TRUST FINL SECT PORT
PFIE	PROFIRE ENERGY INC COM
PFIG	POWERSHARES ETF TR II FND INV GR CP

PFIN	P & F INDS INC CL A NEW
PFIS	PEOPLES FINL SVCS CORP COM
PFK	PRUDENTIAL FINL INC NT FLT RETL 18
PFL	PIMCO INCOME STRATEGY FUND COM
PFLT	PENNANTPARK FLOATING RATE CAP COM
PFM	POWERSHARES ETF TRUST DIV ACHV PRTF
PFMT	PERFORMANT FINL CORP COM
PFN	PIMCO INCOME STRATEGY FUND II COM
PFNX	PFENEX INC COM
PFO	FLAHERTY & CRUMRINE PFD INC OP COM
PFPT	PROOFPOINT INC COM
PFS	PROVIDENT FINL SVCS INC COM
PFSI	PENNYMAC FINL SVCS INC CL A
PFSW	PFSWEB INC COM NEW
PFX	PHOENIX COS INC NEW QUIBS 2032
PFXF	MARKET VECTORS ETF TR PFD SEC EXFINL
PG	PROCTER & GAMBLE CO COM
PGAL	GLOBAL X FDS GLB X FTSE PT 20
PGC	PEAPACK-GLADSTONE FINL CORP COM
PGD	BARCLAYS BANK PLC IPATH AS GLF CUR
PGEM	PLY GEM HLDGS INC COM
PGF	POWERSHARES ETF TRUST FINL PFD PTFL
PGH	PENGROWTH ENERGY CORP COM
PGHY	POWERSHARES ETF TRUST II GLBL ST HI YLD
PGI	PREMIERE GLOBAL SVCS INC COM
PGJ	POWERSHARES ETF TRUST GOLDEN DRG CHINA
PGM	BARCLAYS BANK PLC ETN DJUBSPLATM38
PGN	PARAGON OFFSHORE PLC SHS
PGND	PRESS GANEY HLDGS INC COM
PGNX	PROGENICS PHARMACEUTICALS INC COM
PGP	PIMCO GLOBAL STOCKSPLS INCM FD COM
PGR	PROGRESSIVE CORP OHIO COM
PGRE	PARAMOUNT GROUP INC COM
PGTI	PGT INC COM
PGX	POWERSHARES GLOBAL ETF TRUST AGG PFD PORT
PGZ	PRINCIPAL REAL ESTATE INCOME SHS BEN INT
PH	PARKER HANNIFIN CORP COM
PHB	POWERSHARES GLOBAL ETF TRUST FDM HG YLD RAFI
PHD	PIONEER FLOATING RATE TR COM
PHDG	POWERSHARES ACTIVE MNG ETF TR S&P500 DWNHDGE
PHF	PACHOLDER HIGH YIELD FD INC COM
PHG	KONINKLIJKE PHILIPS N V NY REG SH NEW
PHH	PHH CORP COM NEW
PHI	PHILIPPINE LONG DISTANCE TEL SPONSORED ADR
PHII	PHI INC COM VTG
PHIIK	PHI INC COM NON VTG
PHK	PIMCO HIGH INCOME FD COM SHS

PHM	PULTE GROUP INC COM
PHMD	PHOTOMEDEX INC COM PAR $0.01
PHO	POWERSHARES ETF TRUST WATER RESOURCE
PHT	PIONEER HIGH INCOME TR COM
PHX	PANHANDLE OIL AND GAS INC CL A
PHYS	SPROTT PHYSICAL GOLD TRUST UNIT
PICB	POWERSHARES ETF TRUST II INTL CORP BOND
PICK	ISHARES GL MET&MINPR ETF
PICO	PICO HLDGS INC COM NEW
PID	POWERSHARES ETF TRUST INTL DIV ACHV
PIE	POWERSHARES ETF TRUST II DWA EMKT MOM PTF
PIH	1347 PPTY INS HLDGS INC COM
PII	POLARIS INDS INC COM
PIM	PUTNAM MASTER INTER INCOME TR SH BEN INT
PIN	POWERSHARES INDIA ETF TR INDIA PORT
PINC	PREMIER INC CL A
PIO	POWERSHARES GLOBAL ETF TRUST GBL WTR PORT
PIP	PHARMATHENE INC COM
PIR	PIER 1 IMPORTS INC COM
PIY	PREFERRED PLUS TR CZN-1 TR CTF
PIZ	POWERSHARES ETF TRUST II DWA DEVMKTMOM PT
PJC	PIPER JAFFRAY COS COM
PJH	PRUDENTIAL FINL INC JR SUB NT 52
PJP	POWERSHARES ETF TRUST DYN PHRMA PORT
PJS	PREFERRED PLUS TR FAR-1 7.55%28
PKB	POWERSHARES ETF TRUST DYN BLDG CNSTR
PKBK	PARKE BANCORP INC COM
PKD	PARKER DRILLING CO COM
PKE	PARK ELECTROCHEMICAL CORP COM
PKG	PACKAGING CORP AMER COM
PKI	PERKINELMER INC COM
PKO	PIMCO INCOME OPPORTUNITY FD COM
PKOH	PARK OHIO HLDGS CORP COM
PKW	POWERSHARES ETF TRUST DYNA BUYBK ACH
PKX	POSCO SPONSORED ADR
PKY	PARKWAY PPTYS INC COM
PL-C	PROTECTIVE LIFE CORP SUB DEB 42
PL-E	PROTECTIVE LIFE CORP SUB DEB 42
PLAB	PHOTRONICS INC COM
PLAY	DAVE & BUSTERS ENTMT INC COM
PLBC	PLUMAS BANCORP COM
PLCE	CHILDRENS PL INC COM
PLCM	POLYCOM INC COM
PLD	PROLOGIS INC COM
PLG	PLATINUM GROUP METALS LTD COM NEW
PLKI	POPEYES LA KITCHEN INC COM
PLL	PALL CORP COM

PLM	POLYMET MINING CORP COM
PLMT	PALMETTO BANCSHARES INC COM NEW
PLND	MARKET VECTORS ETF TR VECTRS POL ETF
PLNR	PLANAR SYS INC COM
PLOW	DOUGLAS DYNAMICS INC COM
PLPC	PREFORMED LINE PRODS CO COM
PLPM	PLANET PAYMENT INC SHS
PLT	PLANTRONICS INC NEW COM
PLTM	FIRST TR ISE GLBL PLAT INDX FD COM
PLUG	PLUG POWER INC COM NEW
PLUS	EPLUS INC COM
PLW	POWERSHARES GLOBAL ETF TRUST I-30 LAD TREAS
PLX	PROTALIX BIOTHERAPEUTICS INC COM
PLXS	PLEXUS CORP COM
PM	PHILIP MORRIS INTL INC COM
PMBC	PACIFIC MERCANTILE BANCORP COM
PMC	PHARMERICA CORP COM
PMCS	PMC-SIERRA INC COM
PMD	PSYCHEMEDICS CORP COM NEW
PME	PINGTAN MARINE ENTERPRISE LTD SHS
PMF	PIMCO MUNICIPAL INCOME FD COM
PMFG	PMFG INC COM
PML	PIMCO MUN INCOME FD II COM
PMM	PUTNAM MANAGED MUN INCOM TR COM
PMO	PUTNAM MUN OPPORTUNITIES TR SH BEN INT
PMR	POWERSHARES ETF TRUST DYN RETAIL PTF
PMT	PENNYMAC MTG INVT TR COM
PMX	PIMCO MUN INCOME FD III COM
PN	PATRIOT NATL INC COM
PNBK	PATRIOT NATL BANCORP INC COM NEW
PNC	PNC FINL SVCS GROUP INC COM
PNC+	PNC FINL SVCS GROUP INC WT EXP 123118
PNC-P	PNC FINL SVCS GROUP INC DEPOSITARY SHS P
PNC-Q	PNC FINL SVCS GROUP INC DEP REPSTG 1/400
PNF	PIMCO NY MUNICIPAL INCOME FD COM
PNFP	PINNACLE FINL PARTNERS INC COM
PNI	PIMCO NEW YORK MUN FD II COM
PNK	PINNACLE ENTMT INC COM
PNM	PNM RES INC COM
PNNT	PENNANTPARK INVT CORP COM
PNQI	POWERSHARES ETF TRUST NASD INTNT ETF
PNR	PENTAIR PLC SHS
PNRA	PANERA BREAD CO CL A
PNRG	PRIMEENERGY CORP COM
PNTA	PENNANTPARK INVT CORP SR NT 25
PNTR	POINTER TELOCATION LTD SHS
PNW	PINNACLE WEST CAP CORP COM

PNX	PHOENIX COS INC NEW COM NEW
PNY	PIEDMONT NAT GAS INC COM
PODD	INSULET CORP COM
POL	POLYONE CORP COM
POM	PEPCO HOLDINGS INC COM
POOL	POOL CORPORATION COM
POPE	POPE RES DEL LTD PARTNERSHIP DEPOSITRY RCPT
POR	PORTLAND GEN ELEC CO COM NEW
POST	POST HLDGS INC COM
POT	POTASH CORP SASK INC COM
POWI	POWER INTEGRATIONS INC COM
POWL	POWELL INDS INC COM
POWR	POWERSECURE INTL INC COM
POZN	POZEN INC COM
PPA	POWERSHARES ETF TRUST AERSPC DEF PTF
PPBI	PACIFIC PREMIER BANCORP COM
PPC	PILGRIMS PRIDE CORP NEW COM
PPG	PPG INDS INC COM
PPH	MARKET VECTORS ETF TR PHARMACEUTICAL
PPHM	PEREGRINE PHARMACEUTICALS INC COM NEW
PPHMP	PEREGRINE PHARMACEUTICALS INC PFD SER E
PPL	PPL CORP COM
PPLT	ETFS PLATINUM TR SH BEN INT
PPO	POLYPORE INTL INC COM
PPP	PRIMERO MNG CORP COM
PPR	VOYA PRIME RATE TR SH BEN INT
PPS	POST PPTYS INC COM
PPS-A	POST PPTYS INC PFD A 8.5%
PPSI	PIONEER PWR SOLUTIONS INC COM NEW
PPT	PUTNAM PREMIER INCOME TR SH BEN INT
PPX	PPL CAP FDG INC JR SUB NT-B 73
PQ	PETROQUEST ENERGY INC COM
PRA	PROASSURANCE CORP COM
PRAA	PRA GROUP INC COM
PRAH	PRA HEALTH SCIENCES INC COM
PRAN	PRANA BIOTECHNOLOGY LTD SPONSORED ADR
PRB	MARKET VECTORS ETF TR PRE-RF MUN ETF
PRCP	PERCEPTRON INC COM
PRE	PARTNERRE LTD COM
PRE-D	PARTNERRE LTD PFD SER D 6.5%
PRE-E	PARTNERRE LTD PFD SER E
PRE-F	PARTNERRE LTD REDPFD SHS SER F
PRF	POWERSHARES ETF TRUST FTSE RAFI 1000
PRFT	PERFICIENT INC COM
PRFZ	POWERSHARES ETF TRUST FTSE US1500 SM
PRGN	PARAGON SHIPPING INC CL A NEW
PRGNL	PARAGON SHIPPING INC SR NT 8.375%21

PRGO	PERRIGO CO PLC SHS
PRGS	PROGRESS SOFTWARE CORP COM
PRGX	PRGX GLOBAL INC COM NEW
PRH	PRUDENTIAL FINL INC JR SUB NT 53
PRI	PRIMERICA INC COM
PRIM	PRIMORIS SVCS CORP COM
PRK	PARK NATL CORP COM
PRKR	PARKERVISION INC COM
PRLB	PROTO LABS INC COM
PRMW	PRIMO WTR CORP COM
PRN	POWERSHARES ETF TRUST INDL SECT PORT
PRO	PROS HOLDINGS INC COM
PROV	PROVIDENT FINL HLDGS INC COM
PRPH	PROPHASE LABS INC COM
PRQR	PROQR THRAPEUTICS N V SHS EURO
PRSC	PROVIDENCE SVC CORP COM
PRSN	PERSEON CORP COM NEW
PRSS	CAFEPRESS INC COM
PRTA	PROTHENA CORP PLC SHS
PRTK	PARATEK PHARMACEUTICALS INC COM
PRTO	PROTEON THERAPEUTICS INC COM
PRTS	U.S. AUTO PARTS NETWORK INC COM
PRTY	PARTY CITY HOLDCO INC COM
PRU	PRUDENTIAL FINL INC COM
PRXI	PREMIER EXHIBITIONS INC COM NEW
PRXL	PAREXEL INTL CORP COM
PSA	PUBLIC STORAGE COM
PSA-A	PUBLIC STORAGE SHS REPSTG PFD
PSA-P	PUBLIC STORAGE PFD SHS SER P
PSA-Q	PUBLIC STORAGE PFD SHS SER Q
PSA-R	PUBLIC STORAGE PFD SER R
PSA-S	PUBLIC STORAGE DEP SH REPSTG
PSA-T	PUBLIC STORAGE PFD T 1/1000TH
PSA-U	PUBLIC STORAGE DEP SHS PFD-U
PSA-V	PUBLIC STORAGE DEP1/1000THPFD
PSA-W	PUBLIC STORAGE DEPSH1/1000PFD W
PSA-X	PUBLIC STORAGE DEP 1/1000 PFD X
PSA-Y	PUBLIC STORAGE DEP 1/1000 PFD Y
PSA-Z	PUBLIC STORAGE DEP SHS 1/1000 Z
PSAU	POWERSHARES ETF TRUST II GLOB GLD&P ETF
PSB	PS BUSINESS PKS INC CALIF COM
PSB-R	PS BUSINESS PKS INC CALIF DEP SHS 1/1000
PSB-S	PS BUSINESS PKS INC CALIF DEP SHS PFD S
PSB-T	PS BUSINESS PKS INC CALIF DEP SHS REPSTG 1
PSB-U	PS BUSINESS PKS INC CALIF S R1/1000 PF U
PSB-V	PS BUSINESS PKS INC CALIF DEP1/1000 PFD V
PSBH	PSB HLDGS INC COM

PSCC	POWERSHARES ETF TR II S&P SMCP CONSU
PSCD	POWERSHARES ETF TR II S&P SMCP C DIS
PSCE	POWERSHARES ETF TR II S&P SMCP ENE P
PSCF	POWERSHARES ETF TR II S&P SMCP FIN P
PSCH	POWERSHARES ETF TR II S&P SMCP HC PO
PSCI	POWERSHARES ETF TR II S&P SMCP IND P
PSCM	POWERSHARES ETF TR II S&P SMCP MAT P
PSCT	POWERSHARES ETF TR II S&P SMCP IT PO
PSCU	POWERSHARES ETF TR II S&P SMCP UTI P
PSDV	PSIVIDA CORP COM
PSEC	PROSPECT CAPITAL CORPORATION COM
PSEM	PERICOM SEMICONDUCTOR CORP COM
PSF	COHEN & STEERS SLT PFD INCM FD COM
PSG	PERFORMANCE SPORTS GROUP LTD COM
PSI	POWERSHARES ETF TRUST DYN SEMCT PORT
PSIX	POWER SOLUTIONS INTL INC COM NEW
PSJ	POWERSHARES ETF TRUST DYN SFTWR PORT
PSK	SPDR SERIES TRUST WELLS FG PFD ETF
PSL	POWERSHARES ETF TRUST CON STAPLE SEC
PSLV	SPROTT PHYSICAL SILVER TR TR UNIT
PSMT	PRICESMART INC COM
PSO	PEARSON PLC SPONSORED ADR
PSP	POWERSHARES ETF TRUST GBL LSTD PVT EQT
PSQ	PROSHARES TR SHORT QQQ NEW
PSR	POWERSHARES ACTIVE MNG ETF TR US REAL EST FD
PST	PROSHARES TR PSHS ULSHT 7-10Y
PSTB	PARK STERLING CORP COM
PSTI	PLURISTEM THERAPEUTICS INC COM
PSTR	POSTROCK ENERGY CORP COM NEW
PSUN	PACIFIC SUNWEAR CALIF INC COM
PSWWD	PRINCIPAL SOLAR INC COM NEW
PSX	PHILLIPS 66 COM
PSXP	PHILLIPS 66 PARTNERS LP COM UNIT REP INT
PTC	PTC INC COM
PTCT	PTC THERAPEUTICS INC COM
PTEN	PATTERSON UTI ENERGY INC COM
PTF	POWERSHARES ETF TRUST TECH SECT PORT
PTH	POWERSHARES ETF TRUST HLTHCR SEC POR
PTIE	PAIN THERAPEUTICS INC COM
PTLA	PORTOLA PHARMACEUTICALS INC COM
PTM	UBS AG JERSEY BRH LONG PLATN ETN18
PTN	PALATIN TECHNOLOGIES INC COM PAR $ .01
PTNR	PARTNER COMMUNICATIONS CO LTD ADR
PTNT	INTERNET PATENTS CORP COM
PTR	PETROCHINA CO LTD SPONSORED ADR
PTSI	P A M TRANSN SVCS INC COM
PTX	PERNIX THERAPEUTICS HLDGS INC COM

PTXP	PENNTEX MIDSTREAM PARTNERS LP COM UNIT LTD
PTY	PIMCO CORPORATE & INCOME OPP F COM
PUB	PEOPLES UTAH BANCORP COM
PUI	POWERSHARES ETF TRUST DYN UTIL PORTF
PUK	PRUDENTIAL PLC ADR
PUK-	PRUDENTIAL PLC 6.75% PERP SUB
PUK-A	PRUDENTIAL PLC PER SUB 6.50%
PULB	PULASKI FINL CORP COM
PULM	PULMATRIX INC COM
PUW	POWERSHARES ETF TRUST WILDERHILL PRO
PVA	PENN VA CORP COM
PVCT	PROVECTUS BIOPHARMACEUTICALS I COM
PVCT+	PROVECTUS BIOPHARMACEUTICALS I WT EXP 062420
PVG	PRETIUM RES INC COM
PVH	PVH CORP COM
PVI	POWERSHARES GLOBAL ETF TRUST WK VRDO TX FR
PVTB	PRIVATEBANCORP INC COM
PVTBP	PRIVATEBANCORP CAP TR IV PFD TR SECS
PVTD	PRIVATEBANCORP INC SUB DEB 42
PW	POWER REIT COM
PW-A	POWER REIT PFD SER A 7.75%
PWB	POWERSHARES ETF TRUST DYNM LRG CP GR
PWC	POWERSHARES ETF TRUST DYNAMIC MKT PT
PWE	PENN WEST PETE LTD NEW COM
PWOD	PENNS WOODS BANCORP INC COM
PWR	QUANTA SVCS INC COM
PWRD	PERFECT WORLD CO LTD SPON ADR REP B
PWV	POWERSHARES ETF TRUST DYNM LRG CP VL
PWX	PROVIDENCE & WORCESTER RR CO COM
PWZ	POWERSHARES GLOBAL ETF TRUST CALI MUNI ETF
PX	PRAXAIR INC COM
PXD	PIONEER NAT RES CO COM
PXE	POWERSHARES ETF TRUST DYN EN EX PROD
PXF	POWERSHARES GLOBAL ETF TRUST DEV MKTS EX-US
PXH	POWERSHARES GLOBAL ETF TRUST EMER MRKT PORT
PXI	POWERSHARES ETF TRUST ENERGY SEC POR
PXJ	POWERSHARES ETF TRUST DYN OIL SVCS
PXLG	POWERSHARES EXCHANGE TRADED FD RUSSELL 200 GRW
PXLV	POWERSHARES EXCHANGE TRADED FD RUSSELL 200 VAL
PXLW	PIXELWORKS INC COM NEW
PXMG	POWERSHARES ETF TRUST RUSSELL MID GRW
PXMV	POWERSHARES ETF TRUST RUSSELL MID VAL
PXQ	POWERSHARES ETF TRUST DYN NETWKG PRT
PXR	POWERSHARES ETF TR II EMRG MKTS INFR
PXSG	POWERSHARES ETF TRUST RUSSELL 2000 GRW
PXSV	POWERSHARES ETF TRUST RUSSELL 2000 VAL
PYN	PIMCO NEW YORK MUN INCM FD 111 COM

PYS	PPLUS TR RRD-1 CTF CL A
PYT	PPLUS TR GSC 2 CT FL RT
PYZ	POWERSHARES ETF TRUST BASIC MAT SECT
PZA	POWERSHARES GLOBAL ETF TRUST INSUR NATL MUN
PZC	PIMCO CALIF MUN INCOME FD III COM
PZD	POWERSHARES ETF TRUST CLEANTECH PORT
PZE	PETROBRAS ARGENTINA S A SPONS ADR
PZG	PARAMOUNT GOLD NEV CORP COM
PZI	POWERSHARES ETF TRUST ZACKS MC PRTFL
PZN	PZENA INVESTMENT MGMT INC CLASS A
PZT	POWERSHARES GLOBAL ETF TRUST NY MUNI BD ETF
PZZA	PAPA JOHNS INTL INC COM
Q	QUINTILES TRANSNATIO HLDGS INC COM
QABA	FIRST TR NASDAQ ABA CMNTY BK I UT COM SHS ETF
QADA	QAD INC CL A
QADB	QAD INC CL B
QAI	INDEXIQ ETF TR HEDGE MLTI ETF
QAT	ISHARES TR MSCI QATAR ETF
QAUS	SPDR INDEX SHS FDS MSCI AUST QUAL
QBAK	QUALSTAR CORP COM
QCAN	SPDR INDEX SHS FDS MSCI CDA QUAL
QCCO	QC HLDGS INC COM
QCLN	FIRST TR EXCHANGE TRADED FD NAS CLNEDG GREEN
QCOM	QUALCOMM INC COM
QCRH	QCR HOLDINGS INC COM
QDEF	FLEXSHARES TR QLT DIV DEF IDX
QDEL	QUIDEL CORP COM
QDEM	MARKET VECTORS ETF TR EM QUAL DIVID
QDEU	SPDR INDEX SHS FDS MSCI GERM QUAL
QDF	FLEXSHARES TR QUALT DIVD IDX
QDXU	MARKET VECTORS ETF TR MSCI IN QLT DI
QDYN	FLEXSHARES TR QLT DIVDYN IDX
QED	INDEXIQ ETF TR HDG EVE DRIV
QEFA	SPDR INDEX SHS FDS EAFE QUAL MIX
QEH	ADVISORSHARES TR QAM EQTY HEDGE
QEM	MARKET VECTORS ETF TR MSCI EM QUALITY
QEMM	SPDR INDEX SHS FDS EM QUAL MIX
QEP	QEP RES INC COM
QEPM	QEP MIDSTREAM PARTNERS LP COM UNIT RP LTD
QESP	SPDR INDEX SHS FDS MSCI SPAIN QUA
QGBR	SPDR INDEX SHS FDS MSCI UK QUALMX
QGEN	QIAGEN NV REG SHS
QID	PROSHARES TR ULTSHRT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO LTD ADS
QINC	FIRST TR EXCHANGE TRADED FD VI RBA QUALIN ETF
QIWI	QIWI PLC SPON ADR REP B
QJPN	SPDR INDEX SHS FDS MSCI JAP QUAL

QKLS	QKL STORES INC COM PAR $0.001
QKOR	SPDR INDEX SHS FDS STH KOR QUALMX
QLD	PROSHARES TR PSHS ULTRA QQQ
QLGC	QLOGIC CORP COM
QLIK	QLIK TECHNOLOGIES INC COM
QLS	INDEXIQ ETF TR LNG SHT TRACK
QLTA	ISHARES TR A RATE CP BD ETF
QLTI	QLT INC COM
QLTY	QUALITY DISTR INC FLA COM
QLYS	QUALYS INC COM
QMEX	SPDR INDEX SHS FDS MEXICO QUAL MX
QMN	INDEXIQ ETF TR IQ HEDGMKT NUT
QNST	QUINSTREET INC COM
QPAC	QUINPARIO ACQUISITION CORP 2 COM
QPACU	QUINPARIO ACQUISITION CORP 2 WT EXP 010123
QPACW	QUINPARIO ACQUISITION CORP 2 WT EXP 010123
QQEW	FIRST TR NAS100 EQ WEIGHTED IX SHS
QQQ	POWERSHARES QQQ TRUST UNIT SER 1
QQQC	GLOBAL X FDS NASDQ CHINA TECH
QQQE	DIREXION SHS ETF TR NAS100 EQL WGT
QQQX	NUVEEN NASDAQ 100 DYNAMIC OVER COM SHS
QQXT	FIRST TR EXCHANGE TRADED FD NASDAQ 100 EX
QRHC	QUEST RESOURCE HLDG CORP COM
QRVO	QORVO INC COM
QSII	QUALITY SYS INC COM
QSR	RESTAURANT BRANDS INTL INC COM
QTEC	FIRST TR NASDAQ100 TECH INDEX SHS
QTM	QUANTUM CORP COM DSSG
QTNT	QUOTIENT LTD SHS
QTNTW	QUOTIENT LTD WT EXP 103015
QTS	QTS RLTY TR INC COM CL A
QTWN	SPDR INDEX SHS FDS TAIWAN QUAL MX
QTWO	Q2 HLDGS INC COM
QTWW	QUANTUM FUEL SYS TECH WORLDWDE COM PAR $0.02
QUAD	QUAD / GRAPHICS INC COM CL A
QUAL	ISHARES TR MSCI USA QLT FAC
QUIK	QUICKLOGIC CORP COM
QUMU	QUMU CORP COM
QUNR	QUNAR CAYMAN IS LTD SPNS ADR CL B
QURE	UNIQURE NV SHS
QUS	SPDR SER TR MSCI USA QUAL
QVCA	LIBERTY INTERACTIVE CORP QVC GP COM SER A
QVCB	LIBERTY INTERACTIVE CORP QVC GP COM SER B
QVM	ARROW INVTS TR QVM EQT FACTOR
QWLD	SPDR INDEX SHS FDS WRLD QUAL MIX
QXUS	MARKET VECTORS ETF TR MSCI INTL QLTY
QYLD	RECON CAP SER TR 100 COVERED ETF

R	RYDER SYS INC COM
RAD	RITE AID CORP COM
RADA	RADA ELECTR INDS LTD SHS NEW
RAI	REYNOLDS AMERICAN INC COM
RAIL	FREIGHTCAR AMER INC COM
RALS	PROSHARES TR RAFI LG SHT FD
RALY	RALLY SOFTWARE DEV CORP COM
RAND	RAND CAP CORP COM
RARE	ULTRAGENYX PHARMACEUTICAL INC COM
RAS	RAIT FINANCIAL TRUST COM NEW
RAS-A	RAIT FINANCIAL TRUST PFD A 7.75%
RAS-B	RAIT FINANCIAL TRUST PFD B 8.375%
RAS-C	RAIT FINANCIAL TRUST PFD SBI SER C
RATE	BANKRATE INC DEL COM
RAVE	RAVE RESTAURANT GROUP INC COM
RAVI	FLEXSHARES TR READY ACC VARI
RAVN	RAVEN INDS INC COM
RAX	RACKSPACE HOSTING INC COM
RBA	RITCHIE BROS AUCTIONEERS COM
RBC	REGAL BELOIT CORP COM
RBCAA	REPUBLIC BANCORP KY CL A
RBCN	RUBICON TECHNOLOGY INC COM
RBL	SPDR INDEX SHS FDS S&P RUSSIA ETF
RBPAA	ROYAL BANCSHARES PA INC CL A
RBS	ROYAL BK SCOTLAND GROUP PLC SPONS ADR 20 ORD
RBS-E	RBS CAP FDG TR V PFD TR 5.90% GTD
RBS-F	ROYAL BK SCOTLAND GROUP PLC SPON ADR F
RBS-G	RBS CAP FDG TR VII PFD TR 6.08% GTD
RBS-H	ROYAL BK SCOTLAND GROUP PLC SPON ADR SER H
RBS-I	RBS CAP FDG TR VI PFD TR 6.25% GTD
RBS-L	ROYAL BK SCOTLAND GROUP PLC SP ADR L RP PF
RBS-M	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF M
RBS-N	ROYAL BK SCOTLAND GROUP PLC ADR PREF SER N
RBS-P	ROYAL BK SCOTLAND GROUP PLC ADR PFD SER P
RBS-Q	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS Q
RBS-R	ROYAL BK SCOTLAND GROUP PLC ADR PREF SHS R
RBS-S	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF S
RBS-T	ROYAL BK SCOTLAND GROUP PLC SP ADR PREF T
RBY	RUBICON MINERALS CORP COM
RCAP	RCS CAP CORP COM CL A
RCD	RYDEX ETF TRUST GUG S&P SC500 EQ
RCG	RENN FUND INC
RCI	ROGERS COMMUNICATIONS INC CL B
RCII	RENT A CTR INC NEW COM
RCKY	ROCKY BRANDS INC COM
RCL	ROYAL CARIBBEAN CRUISES LTD COM
RCMT	RCM TECHNOLOGIES INC COM NEW

RCON	RECON TECHNOLOGY LTD SHS
RCPI	ROCK CREEK PHARMACEUTICALS INC COM NEW
RCPT	RECEPTOS INC COM
RCS	PIMCO STRATEGIC INCOME FD INC COM
RDC	ROWAN COMPANIES PLC SHS CL A
RDCM	RADCOM LTD SHS NEW
RDEN	ELIZABETH ARDEN INC COM
RDHL	REDHILL BIOPHARMA LTD SPONSORED ADS
RDI	READING INTERNATIONAL INC CL A
RDIB	READING INTERNATIONAL INC CL B
RDIV	REVENUESHARES ETF TR ULTRA DIVID FD
RDN	RADIAN GROUP INC COM
RDNT	RADNET INC COM
RDS.A	ROYAL DUTCH SHELL PLC SPONS ADR A
RDS.B	ROYAL DUTCH SHELL PLC SPON ADR B
RDUS	RADIUS HEALTH INC COM NEW
RDVY	FIRST TR EXCHANGE TRADED FD VI FIRST TR NASDAQ
RDWR	RADWARE LTD ORD
RDY	DR REDDYS LABS LTD ADR
RE	EVEREST RE GROUP LTD COM
RECN	RESOURCES CONNECTION INC COM
REDF	REDIFF COM INDIA LTD SPONSORED ADR
REE	RARE ELEMENT RES LTD COM
REED	REEDS INC COM
REET	ISHARES TR GLOBAL REIT ETF
REFR	RESEARCH FRONTIERS INC COM
REG	REGENCY CTRS CORP COM
REG-F	REGENCY CTRS CORP CUM RED PFD SER
REG-G	REGENCY CTRS CORP 6.0% PFD SER 7
REGI	RENEWABLE ENERGY GROUP INC COM NEW
REGL	PROSHARES TR MDCP 400 DIVID
REGN	REGENERON PHARMACEUTICALS COM
REI	RING ENERGY INC COM
REIS	REIS INC COM
REK	PROSHARES TR SHRT RL EST FD
RELL	RICHARDSON ELECTRS LTD COM
RELV	RELIV INTL INC COM
RELY	REAL IND INC COM
REM	ISHARES MRG RL ES CP ETF
REMX	MARKET VECTORS ETF TR MINOR METALS
REMY	REMY INTL INC NEW COM
REN	RESOLUTE ENERGY CORP COM
RENN	RENREN INC SPONSORED ADR
RENT	RENTRAK CORP COM
REPH	RECRO PHARMA INC COM
RES	RPC INC COM
RESI	ALTISOURCE RESIDENTIAL CORP CL B

RESN	RESONANT INC COM
RETL	DIREXION SHS ETF TR RETAIL BULL 3X
REV	REVLON INC CL A NEW
REW	PROSHARES TR ULSHRT TECH NEW
REX	REX AMERICAN RESOURCES CORP COM
REXI	RESOURCE AMERICA INC CL A
REXR	REXFORD INDL RLTY INC COM
REXX	REX ENERGY CORPORATION COM
REZ	ISHARES RESID RL EST CAP
RF	REGIONS FINL CORP NEW COM
RF-A	REGIONS FINL CORP NEW DEPSHS1/40PF A
RF-B	REGIONS FINL CORP NEW DEP SHS PFD B
RFG	RYDEX ETF TRUST GUG S&P MC400 PG
RFI	COHEN & STEERS TOTAL RETURN FD COM
RFIL	RF INDS LTD COM PAR $0.01
RFP	RESOLUTE FST PRODS INC COM
RFT	RAIT FINANCIAL TRUST SR NT 7.625%24
RFTA	RAIT FINANCIAL TRUST SR NT 19
RFV	RYDEX ETF TRUST GUG S&P MC400 PV
RGA	REINSURANCE GROUP AMER INC COM NEW
RGC	REGAL ENTMT GROUP CL A
RGCO	RGC RES INC COM
RGDX	RESPONSE GENETICS INC COM
RGEN	REPLIGEN CORP COM
RGI	RYDEX ETF TRUST GUG S&P500 EQ WT
RGLD	ROYAL GOLD INC COM
RGLS	REGULUS THERAPEUTICS INC COM
RGR	STURM RUGER & CO INC COM
RGRA	ROYAL BK OF SCOTLAND PLC ROGR ENH AGRIC
RGRC	ROYAL BK OF SCOTLAND PLC ROGRS ENH ETNS
RGRE	ROYAL BK OF SCOTLAND PLC ROGR ENH ENERG
RGRI	ROYAL BK OF SCOTLAND PLC ROGR ENH INMET
RGRO	REVENUESHARES ETF TR GLB GROWTH FD
RGRP	ROYAL BK OF SCOTLAND PLC ROGR ENH PRECI
RGS	REGIS CORP MINN COM
RGSE	REAL GOODS SOLAR INC CL A NEW
RGT	ROYCE GLOBAL VALUE TR INC COM
RH	RESTORATION HARDWARE HLDGS INC COM
RHI	ROBERT HALF INTL INC COM
RHP	RYMAN HOSPITALITY PPTYS INC COM
RHS	RYDEX ETF TRUST GUG S&P500 EWCON
RHT	RED HAT INC COM
RIBT	RICEBRAN TECHNOLOGIES COM NEW
RIBTW	RICEBRAN TECHNOLOGIES WT EXP 121818
RIC	RICHMONT MINES INC COM
RICE	RICE ENERGY INC COM
RICK	RCI HOSPITALITY HLDGS INC COM

RIF	RMR REAL ESTATE INCOME FUND COM
RIG	TRANSOCEAN LTD REG SHS
RIGL	RIGEL PHARMACEUTICALS INC COM NEW
RIGP	TRANSOCEAN PARTNERS LLC COM UNIT RP LT
RIGS	ALPS ETF TR RIVRFRNT STR INC
RINF	PROSHARES TR 30YR TIPS/TSY
RING	ISHARES GLB GLD MINR ETF
RIO	RIO TINTO PLC SPONSORED ADR
RISE	ETF MANAGER GROUP COMMODITY TR SIT RISING RTE
RIT	LMP REAL ESTATE INCOME FD INC COM
RITT	RIT TECHNOLOGIES LTD SHS
RITTW	RIT TECHNOLOGIES LTD WT EXP 120118
RIVR	RIVER VY BANCORP COM
RJA	SWEDISH EXPT CR CORP ROG AGRI ETN22
RJD	RAYMOND JAMES FINANCIAL INC SR NT 6.9%42
RJET	REPUBLIC AWYS HLDGS INC COM
RJF	RAYMOND JAMES FINANCIAL INC COM
RJI	SWEDISH EXPT CR CORP ROG TTL ETN 22
RJN	SWEDISH EXPT CR CORP RG ENRGY ETN22
RJZ	SWEDISH EXPT CR CORP RG METAL ETN22
RKDA	ARCADIA BIOSCIENCES INC COM
RKT	ROCK-TENN CO CL A
RKUS	RUCKUS WIRELESS INC COM
RL	RALPH LAUREN CORP CL A
RLD	REALD INC COM
RLGT	RADIANT LOGISTICS INC COM
RLGT-A	RADIANT LOGISTICS INC 9.75% SER A PFD
RLGY	REALOGY HLDGS CORP COM
RLH	RED LION HOTELS CORP COM
RLH-A	RED LION HOTELS CAPITAL TRUST PFD TR 9.5%
RLI	RLI CORP COM
RLJ	RLJ LODGING TR COM
RLJE	RLJ ENTMT INC COM
RLOC	REACHLOCAL INC COM
RLOG	RAND LOGISTICS INC COM
RLY	SSGA ACTIVE ETF TR MULT ASS RLRTN
RLYP	RELYPSA INC COM
RM	REGIONAL MGMT CORP COM
RMAX	RE MAX HLDGS INC CL A
RMBS	RAMBUS INC DEL COM
RMCF	ROCKY MTN CHOCOLATE FACTORY COM
RMD	RESMED INC COM
RMGN	RMG NETWORKS HLDG CORP COM
RMP	RICE MIDSTREAM PARTNERS LP UNIT LTD PARTN
RMT	ROYCE MICRO-CAP TR INC COM
RMTI	ROCKWELL MED INC COM
RNDY	ROUNDYS INC COM

RNET	RIGNET INC COM
RNF	RENTECH NITROGEN PARTNERS L P COM UNIT
RNG	RINGCENTRAL INC CL A
RNN	REXAHN PHARMACEUTICALS INC COM
RNO	RHINO RESOURCE PARTNERS LP COM UNIT REPST
RNP	COHEN & STEERS REIT & PFD INCM COM
RNR	RENAISSANCERE HOLDINGS LTD COM
RNR-C	RENAISSANCERE HOLDINGS LTD PFD C 6.08%
RNR-E	RENAISSANCERE HOLDINGS LTD PREF SHS SER E
RNST	RENASANT CORP COM
RNWK	REALNETWORKS INC COM NEW
ROAM	LATTICE STRATEGIES TR EM STRATEGIES
ROBO	EXCHANGE TRADED CONCEPTS TR ROBO STX GLB ETF
ROCK	GIBRALTAR INDS INC COM
RODI	BARCLAYS BK PLC RTRN DISABILIT
RODM	LATTICE STRATEGIES TR DEV MK X US ST
ROG	ROGERS CORP COM
ROGS	LATTICE STRATEGIES TR GLB SM CP STRA
ROIA	RADIO ONE INC CL A
ROIAK	RADIO ONE INC CL D NON VTG
ROIC	RETAIL OPPORTUNITY INVTS CORP COM
ROIQ	ROI ACQUISITION CORP II COM
ROIQU	ROI ACQUISITION CORP II UNIT 091718
ROIQW	ROI ACQUISITION CORP II WT EXP 091718
ROK	ROCKWELL AUTOMATION INC COM
ROKA	ROKA BIOSCIENCE INC COM
ROL	ROLLINS INC COM
ROLA	BARCLAYS BK PLC RUSS1000 3X LG
ROLL	RBC BEARINGS INC COM
ROM	PROSHARES TR PSHS ULTRA TECH
ROOF	INDEXIQ ETF TR US RL EST SMCP
ROP	ROPER TECHNOLOGIES INC COM
RORO	SSGA ACTIVE ETF TR SSGA RISK AWAR
ROSE	ROSETTA RESOURCES INC COM
ROSG	ROSETTA GENOMICS LTD SHS NEW NIS 0.6
ROST	ROSS STORES INC COM
ROUS	LATTICE STRATEGIES TR US EQT STRAT
ROVI	ROVI CORP COM
ROX	CASTLE BRANDS INC COM
ROYL	ROYALE ENERGY INC COM NEW
ROYT	PACIFIC COAST OIL TR UNIT BEN INT
RP	REALPAGE INC COM
RPAI	RETAIL PPTYS AMER INC CL A
RPAI-A	RETAIL PPTYS AMER INC PFD SER A 7.00%
RPG	RYDEX ETF TRUST GUG S&P500 PU GR
RPM	RPM INTL INC COM
RPRX	REPROS THERAPEUTICS INC COM NEW

RPRXW	REPROS THERAPEUTICS INC WT EXP020816 A
RPRXZ	REPROS THERAPEUTICS INC WT EXP 020816
RPT	RAMCO-GERSHENSON PPTYS TR COM SH BEN INT
RPT-D	RAMCO-GERSHENSON PPTYS TR PERP PFD-D CV
RPTP	RAPTOR PHARMACEUTICAL CORP COM
RPV	RYDEX ETF TRUST GUG S&P500 PU VA
RPX	COLUMBIA ETF TR LCAP GRW EQT ETF
RPXC	RPX CORP COM
RQI	COHEN & STEERS QUALITY RLTY FD COM
RRC	RANGE RES CORP COM
RRD	DONNELLEY R R & SONS CO COM
RRF	WISDOMTREE TR GLB RL RETURN
RRGB	RED ROBIN GOURMET BURGERS INC COM
RRM	RR MEDIA LTD SHS
RRMS	ROSE ROCK MIDSTREAM L P COM U REP LTD
RRTS	ROADRUNNER TRNSN SVCS HLDG INC COM
RS	RELIANCE STEEL & ALUMINUM CO COM
RSCO	SPDR SERIES TRUST SM CAP COMPLETE
RSE	ROUSE PPTYS INC COM
RSG	REPUBLIC SVCS INC COM
RSO	RESOURCE CAP CORP COM
RSO-A	RESOURCE CAP CORP PFD-A
RSO-B	RESOURCE CAP CORP PFD SER B 8.25%
RSO-C	RESOURCE CAP CORP PFD SER C
RSP	RYDEX ETF TRUST GUG S&P500 EQ WT
RSPP	RSP PERMIAN INC COM
RST	ROSETTA STONE INC COM
RSTI	ROFIN SINAR TECHNOLOGIES INC COM
RSX	MARKET VECTORS ETF TR RUSSIA ETF
RSXJ	MARKET VECTORS ETF TR RUSSIA SMALLCP
RSYS	RADISYS CORP COM
RT	RUBY TUESDAY INC COM
RTEC	RUDOLPH TECHNOLOGIES INC COM
RTH	MARKET VECTORS ETF TR RETAIL ETF
RTI	RTI INTL METALS INC COM
RTIX	RTI SURGICAL INC COM
RTK	RENTECH INC COM
RTLA	BARCLAYS BK PLC RUSS2000 3X LG
RTM	RYDEX ETF TRUST GUG S&P500EQWTMA
RTN	RAYTHEON CO COM NEW
RTR	REVENUESHARES ETF TR ADR FD
RTRX	RETROPHIN INC COM
RTTR	RITTER PHARMACEUTICALS INC COM
RUBI	RUBICON PROJ INC COM
RUK	REED ELSEVIER P L C SPONS ADR NEW
RUSHA	RUSH ENTERPRISES INC CL A
RUSHB	RUSH ENTERPRISES INC CL B

RUSL	DIREXION SHS ETF TR DLY RUSSIA BUL14
RUSS	DIREXION SHS ETF TR DL RUSS BEAR 3X
RUTH	RUTHS HOSPITALITY GROUP INC COM
RVLT	REVOLUTION LIGHTING TECHNOLOGI COM
RVNC	REVANCE THERAPEUTICS INC COM
RVNU	DBX ETF TR INFRSTR REV FD
RVP	RETRACTABLE TECHNOLOGIES INC COM
RVSB	RIVERVIEW BANCORP INC COM
RVT	ROYCE VALUE TR INC COM
RWC	RELM WIRELESS CORP COM
RWG	COLUMBIA ETF TR SEL LC GRW ETF
RWJ	REVENUESHARES ETF TR SMALL CAP FD
RWK	REVENUESHARES ETF TR MID CAP FD
RWL	REVENUESHARES ETF TR LARGECAP FD
RWLK	REWALK ROBOTICS LTD SHS
RWM	PROSHARES TR SHRT RUSSELL2000
RWO	SPDR INDEX SHS FDS DJ GLB RL ES ETF
RWR	SPDR SERIES TRUST DJ REIT ETF
RWT	REDWOOD TR INC COM
RWV	REVENUESHARES ETF TR NAVELLR A-100
RWW	REVENUESHARES ETF TR S&P500 FINL FD
RWX	SPDR INDEX SHS FDS DJ INTL RL ETF
RWXL	UBS AG LONDON BRH MTH 2X DJ INTL
RXD	PROSHARES TR ULTSHT HLTHCRE
RXDX	IGNYTA INC COM
RXI	ISHARES GLB CNS DISC ETF
RXII	RXI PHARMACEUTICALS CORP NEW COM NEW
RXL	PROSHARES TR PSHS ULT HLTHCRE
RXN	REXNORD CORP NEW COM
RY	ROYAL BK CDA MONTREAL QUE COM
RYAAY	RYANAIR HLDGS PLC SPONSORED ADR
RYAM	RAYONIER ADVANCED MATLS INC COM
RYE	RYDEX ETF TRUST GUG S&P500EQWTEN
RYF	RYDEX ETF TRUST GUG S&P500EQWTFI
RYH	RYDEX ETF TRUST GUG S&P500EQWTHC
RYI	RYERSON HLDG CORP COM
RYJ	CLAYMORE EXCHANGE TRD FD TR GUG RAYM JAMES S
RYL	RYLAND GROUP INC COM
RYN	RAYONIER INC COM
RYT	RYDEX ETF TRUST GUG S&P500EQWTTE
RYU	RYDEX ETF TRUST GUG S&P500EQWTUT
RZA	REINSURANCE GROUP AMER INC SUB DEB 42
RZG	RYDEX ETF TRUST GUG S&P SC600 PG
RZV	RYDEX ETF TRUST GUG S&P SC600 PV
S	SPRINT CORP COM SER 1
SA	SEABRIDGE GOLD INC COM
SAA	PROSHARES TR PSHS ULT SCAP600

SAAS	INCONTACT INC COM
SABR	SABRE CORP COM
SAEX	SAEXPLORATION HLDGS INC COM
SAFM	SANDERSON FARMS INC COM
SAFT	SAFETY INS GROUP INC COM
SAGE	SAGE THERAPEUTICS INC COM
SAGG	DIREXION SHS ETF TR TL BD MKT BEAR
SAH	SONIC AUTOMOTIVE INC CL A
SAIA	SAIA INC COM
SAIC	SCIENCE APPLICATNS INTL CP NEW COM
SAJA	SAJAN INC COM NEW
SAL	SALISBURY BANCORP INC COM
SALE	RETAILMENOT INC COM SER 1
SALM	SALEM MEDIA GROUP INC CL A
SALT	SCORPIO BULKERS INC SHS
SAM	BOSTON BEER INC CL A
SAMG	SILVERCREST ASSET MGMT GROUP I CL A
SAN	BANCO SANTANDER SA ADR
SAN-A	SANTANDER FIN PFD S A UNIPERSN PFD SER 4 6.8%
SAN-B	SANTANDER FIN PFD S A UNIPERSN GTD PFD SECS 6
SAN-C	SANTANDER FIN PFD S A UNIPERSN PFD 6.5% SER 5
SAN-I	SANTANDER FIN PFD S A UNIPERSN PFD I 6.41%
SAND	SANDSTORM GOLD LTD COM NEW
SANM	SANMINA CORPORATION COM
SANW	S&W SEED CO COM
SAP	SAP SE SPON ADR
SAQ	SARATOGA INVT CORP SR NT 7.5%20
SAR	SARATOGA INVT CORP COM NEW
SASR	SANDY SPRING BANCORP INC COM
SATS	ECHOSTAR CORP CL A
SAVE	SPIRIT AIRLS INC COM
SB	SAFE BULKERS INC COM
SB-B	SAFE BULKERS INC CUM RED PFD B 8%
SB-C	SAFE BULKERS INC RED PERP PFD C%
SB-D	SAFE BULKERS INC PERP PFD SER D
SBAC	SBA COMMUNICATIONS CORP COM
SBB	PROSHARES TR SHRT SMALLCAP60
SBBX	SUSSEX BANCORP COM
SBCF	SEACOAST BKG CORP FLA COM NEW
SBCP	SUNSHINE BANCORP INC COM
SBEU	ETFS TR DIV FCT DEV EU
SBFG	SB FINL GROUP INC COM
SBFGP	SB FINL GROUP INC DEP SHS PFD 6.5%
SBGI	SINCLAIR BROADCAST GROUP INC CL A
SBGL	SIBANYE GOLD LTD SPONSORED ADR
SBH	SALLY BEAUTY HLDGS INC COM
SBI	WESTERN ASSET INTM MUNI FD INC COM

SBIO	ALPS ETF TR MED BREAKTHGH
SBLK	STAR BULK CARRIERS CORP SHS NEW
SBLKL	STAR BULK CARRIERS CORP SR NTS 8%
SBM	PROSHARES TR SHT BASIC MAT
SBNA	SCORPIO TANKERS INC 6.75 SR NOTE20
SBNB	SCORPIO TANKERS INC SR NT DUE 2017
SBND	DEUTSCHE BK AG LONDON BRH DB 3X SH US TRES
SBNY	SIGNATURE BK NEW YORK N Y COM
SBNYW	SIGNATURE BK NEW YORK N Y WT PUR COM STK
SBR	SABINE ROYALTY TR UNIT BEN INT
SBRA	SABRA HEALTH CARE REIT INC COM
SBRAP	SABRA HEALTH CARE REIT INC PFD SER A 7.125%
SBS	COMPANHIA DE SANEAMENTO BASICO SPONSORED ADR
SBSA	SPANISH BROADCASTING SYS INC CL A NEW
SBSI	SOUTHSIDE BANCSHARES INC COM
SBUS	ETFS TR DIV FCT LRG CP
SBUX	STARBUCKS CORP COM
SBV	BARCLAYS BK PLC IPTH S&P GSCI
SBW	WESTERN ASSET WORLDWIDE INCOME COM
SBY	SILVER BAY RLTY TR CORP COM
SC	SANTANDER CONSUMER USA HDG INC COM
SCAI	SURGICAL CARE AFFILIATES INC COM
SCC	PROSHARES TR ULTSHT CONS SERV
SCCO	SOUTHERN COPPER CORP COM
SCD	LMP CAP & INCOME FD INC COM
SCE-B	SOUTHERN CALIF EDISON CO PFD 4.08%
SCE-C	SOUTHERN CALIF EDISON CO PFD 4.24%
SCE-D	SOUTHERN CALIF EDISON CO PFD 4.32%
SCE-E	SOUTHERN CALIF EDISON CO PFD 4.78%
SCE-F	SCE TR I TR PREF SECS
SCE-G	SCE TR II TR PFD SECS 5.1%
SCE-H	SCE TR III FXD/FLT RT PFD
SCG	SCANA CORP NEW COM
SCHA	SCHWAB STRATEGIC TR US SML CAP ETF
SCHB	SCHWAB STRATEGIC TR US BRD MKT ETF
SCHC	SCHWAB STRATEGIC TR INTL SCEQT ETF
SCHD	SCHWAB STRATEGIC TR US DIVIDEND EQ
SCHE	SCHWAB STRATEGIC TR EMRG MKTEQ ETF
SCHF	SCHWAB STRATEGIC TR INTL EQTY ETF
SCHG	SCHWAB STRATEGIC TR US LCAP GR ETF
SCHH	SCHWAB STRATEGIC TR US REIT ETF
SCHL	SCHOLASTIC CORP COM
SCHM	SCHWAB STRATEGIC TR US MID-CAP ETF
SCHN	SCHNITZER STL INDS CL A
SCHO	SCHWAB STRATEGIC TR SHT TM US TRES
SCHP	SCHWAB STRATEGIC TR US TIPS ETF
SCHR	SCHWAB STRATEGIC TR INTRM TRM TRES

SCHV	SCHWAB STRATEGIC TR US LCAP VA ETF
SCHW	SCHWAB CHARLES CORP NEW COM
SCHW-B	SCHWAB CHARLES CORP NEW DSHS 1/40 PF B
SCHX	SCHWAB STRATEGIC TR US LRG CAP ETF
SCHZ	SCHWAB STRATEGIC TR US AGGREGATE B
SCI	SERVICE CORP INTL COM
SCID	GLOBAL X FDS SCIEN BETA EUR
SCIF	MARKET VECTORS ETF TR INDIA SMALL CP
SCIJ	GLOBAL X FDS SCIEN BETA JPN
SCIN	EGA EMERGING GLOBAL SHS TR EGS INDIA SC ETF
SCIU	GLOBAL X FDS SCIEN BETA US
SCIX	GLOBAL X FDS BETA ASIA EXJP
SCJ	ISHARES MSCI JAPN SMCETF
SCL	STEPAN CO COM
SCLN	SCICLONE PHARMACEUTICALS INC COM
SCM	STELLUS CAP INVT CORP COM
SCMP	SUCAMPO PHARMACEUTICALS INC CL A
SCO	PROSHARES TR II ULSHT BLOOMB OIL
SCOK	SINOCOKING COAL & COKE CH INDS COM
SCON	SUPERCONDUCTOR TECHNOLOGIES COM PAR $0.001
SCOR	COMSCORE INC COM
SCPB	SPDR SERIES TRUST BARC SHT TR CP
SCQ	STELLUS CAP INVT CORP NT 6.5%043019
SCS	STEELCASE INC CL A
SCSC	SCANSOURCE INC COM
SCSS	SELECT COMFORT CORP COM
SCTO	GLOBAL X FDS GBL X JPM ROTA
SCTY	SOLARCITY CORP COM
SCVL	SHOE CARNIVAL INC COM
SCX	STARRETT L S CO CL A
SCYX	SCYNEXIS INC COM
SCZ	ISHARES EAFE SML CP ETF
SD	SANDRIDGE ENERGY INC COM
SDD	PROSHARES TR ULTSHT SMLCP600
SDEM	GLOBAL X FDS SUPERDIV EM MK
SDIV	GLOBAL X FDS GLB X SUPERDIV
SDLP	SEADRILL PARTNERS LLC COMUNIT REP LB
SDOG	ALPS ETF TR SECTR DIV DOGS
SDOW	PROSHARES TR ULTRA SH DOW30
SDP	PROSHARES TR ULSHRT UTILS NEW
SDPI	SUPERIOR DRILLING PRODS INC COM
SDR	SANDRIDGE MISSISSIPPIAN TR II SH BEN INT
SDRL	SEADRILL LIMITED SHS
SDS	PROSHARES TR PSHS ULSHT SP500
SDT	SANDRIDGE MISSISSIPPIAN TR I UNIT BEN INT
SDY	SPDR SERIES TRUST S&P DIVID ETF
SDYL	UBS AG LONDON BRH ETRACS 2XLVS&P

SE	SPECTRA ENERGY CORP COM
SEA	CLAYMORE EXCHANGE TRD FD TR 2 GUGG SHIPPNG ETF
SEAC	SEACHANGE INTL INC COM
SEAS	SEAWORLD ENTMT INC COM
SEB	SEABOARD CORP COM
SEDG	SOLAREDGE TECHNOLOGIES INC COM
SEE	SEALED AIR CORP NEW COM
SEED	ORIGIN AGRITECH LIMITED SHS
SEF	PROSHARES TR PSHS SHTFINL ETF
SEIC	SEI INVESTMENTS CO COM
SEM	SELECT MED HLDGS CORP COM
SEMG	SEMGROUP CORP CL A
SEMI	SUNEDISON SEMICONDUCTOR LTD SHS
SENEA	SENECA FOODS CORP NEW CL A
SENEB	SENECA FOODS CORP NEW CL B
SEP	SPECTRA ENERGY PARTNERS LP COM
SERV	SERVICEMASTER GLOBAL HLDGS INC COM
SEV	SEVCON INC COM
SF	STIFEL FINL CORP COM
SFBC	SOUND FINL BANCORP INC COM
SFBS	SERVISFIRST BANCSHARES INC COM
SFE	SAFEGUARD SCIENTIFICS INC COM NEW
SFG	STANCORP FINL GROUP INC COM
SFL	SHIP FINANCE INTERNATIONAL LTD SHS
SFLA	BARCLAYS BK PLC S&P 500 3X LNG
SFLY	SHUTTERFLY INC COM
SFM	SPROUTS FMRS MKT INC COM
SFN	STIFEL FINL CORP SR NT 22
SFNC	SIMMONS 1ST NATL CORP CL A $1 PAR
SFS	SMART & FINAL STORES INC COM
SFST	SOUTHERN FIRST BANCSHARES INC COM
SFUN	SOUFUN HLDGS LTD ADR
SFXE	SFX ENTMT INC COM
SFY	SWIFT ENERGY CO COM
SGA	SAGA COMMUNICATIONS INC CL A NEW
SGAR	BARCLAYS BK PLC IPTH SUGAR ETN
SGB	SOUTHWEST GA FINL CORP COM
SGBK	STONEGATE BK FT LAUDERDALE FLA COM
SGC	SUPERIOR UNIFORM GP INC COM
SGDJ	ALPS ETF TR SPROTT JR GLD
SGDM	ALPS ETF TR SPROTT GL MINE
SGEN	SEATTLE GENETICS INC COM
SGF	ABERDEEN SINGAPORE FD INC COM
SGG	BARCLAYS BANK PLC ETN DJUBS SGAR38
SGI	SILICON GRAPHICS INTL CORP COM
SGL	STRATEGIC GLOBAL INCOME FD COM
SGM	STONEGATE MTG CORP COM

SGMA	SIGMATRON INTL INC COM
SGMO	SANGAMO BIOSCIENCES INC COM
SGMS	SCIENTIFIC GAMES CORP CL A
SGNL	SIGNAL GENETICS INC COM
SGNT	SAGENT PHARMACEUTICALS INC COM
SGOC	SGOCO GROUP LTD SHS
SGOL	ETFS GOLD TR SHS
SGRP	SPAR GROUP INC COM
SGU	STAR GAS PARTNERS L P UNIT LTD PARTNR
SGY	STONE ENERGY CORP COM
SGYP	SYNERGY PHARMACEUTICALS DEL COM NEW
SGYPU	SYNERGY PHARMACEUTICALS DEL UNIT 2C1W 120616
SGYPW	SYNERGY PHARMACEUTICALS DEL WT EXP 120616
SGZA	SELECTIVE INS GROUP INC SR NT 43
SH	PROSHARES TR PSHS SHRT S&P500
SHAK	SHAKE SHACK INC CL A
SHBI	SHORE BANCSHARES INC COM
SHEN	SHENANDOAH TELECOMMUNICATIONS COM
SHG	SHINHAN FINANCIAL GROUP CO LTD SPN ADR RESTRD
SHI	SINOPEC SHANGHAI PETROCHEMICAL SPON ADR H
SHIP	SEANERGY MARITIME HLDGS CORP SHS
SHLD	SEARS HLDGS CORP COM
SHLDW	SEARS HLDGS CORP WT EXP 121519
SHLM	SCHULMAN A INC COM
SHLO	SHILOH INDS INC COM
SHLX	SHELL MIDSTREAM PARTNERS L P UNIT LTD INT
SHM	SPDR SERIES TRUST NUVN BR SHT MUNI
SHO	SUNSTONE HOTEL INVS INC NEW COM
SHO-D	SUNSTONE HOTEL INVS INC NEW CV 8% CUM PFD-D
SHOO	MADDEN STEVEN LTD COM
SHOP	SHOPIFY INC CL A
SHOR	SHORETEL INC COM
SHOS	SEARS HOMETOWN & OUTLET STORES COM
SHPG	SHIRE PLC SPONSORED ADR
SHV	ISHARES SHRT TRS BD ETF
SHW	SHERWIN WILLIAMS CO COM
SHY	ISHARES TR 1-3 YR TR BD ETF
SHYD	MARKET VECTORS ETF TR SHT HG MUN ETF
SHYG	ISHARES TR 0-5YR HI YL CP
SIAL	SIGMA ALDRICH CORP COM
SIBC	STATE INVS BANCORP INC COM
SID	COMPANHIA SIDERURGICA NACIONAL SPONSORED ADR
SIEB	SIEBERT FINL CORP COM
SIEN	SIENTRA INC COM
SIF	SIFCO INDS INC COM
SIFI	SI FINL GROUP INC MD COM
SIFY	SIFY TECHNOLOGIES LIMITED SPONSORED ADR

SIG	SIGNET JEWELERS LIMITED SHS
SIGI	SELECTIVE INS GROUP INC COM
SIGM	SIGMA DESIGNS INC COM
SIJ	PROSHARES TR ULTRASHORT INDL
SIL	GLOBAL X FDS SILVER MNR ETF
SILC	SILICOM LTD ORD
SILJ	FACTORSHARES TR ISE SILV SMLMI
SIM	GRUPO SIMEC S A B DE C V ADR
SIMO	SILICON MOTION TECHNOLOGY CORP SPONSORED ADR
SINA	SINA CORP ORD
SINO	SINO GLOBAL SHIPPING AMER LTD COM
SIPE	SPDR SER TR BARCLAYS 0-5YR
SIR	SELECT INCOME REIT COM SH BEN INT
SIRI	SIRIUS XM HLDGS INC COM
SIRO	SIRONA DENTAL SYSTEMS INC COM
SIVB	SVB FINL GROUP COM
SIVBO	SVB CAP II PFD TR GTD 7%
SIVR	ETFS SILVER TR SILVER SHS
SIX	SIX FLAGS ENTMT CORP NEW COM
SIXD	6D GLOBAL TECHNOLOGIES INC COM
SIZ	FQF TR QUANTSHARE SIZ
SIZE	ISHARES TR MSCI USASZEFCT
SJB	PROSHARES TR SHRT HGH YIELD
SJI	SOUTH JERSEY INDS INC COM
SJM	SMUCKER J M CO COM NEW
SJNK	SPDR SER TR SHT TRM HGH YLD
SJR	SHAW COMMUNICATIONS INC CL B CONV
SJT	SAN JUAN BASIN RTY TR UNIT BEN INT
SJW	SJW CORP COM
SKBI	SKYSTAR BIO-PHARMA CO COM PAR $.001
SKF	PROSHARES TR ULTSHT FINLS NEW
SKIS	PEAK RESORTS INC COM
SKM	SK TELECOM LTD SPONSORED ADR
SKOR	FLEXSHARES TR CR SCD US BD
SKT	TANGER FACTORY OUTLET CTRS INC COM
SKUL	SKULLCANDY INC COM
SKX	SKECHERS U S A INC CL A
SKY	SKYLINE CORP COM
SKYS	SKY SOLAR HLDGS LTD SPONSORED ADR
SKYW	SKYWEST INC COM
SKYY	FIRST TR EXCHANGE TRADED FD II ISE CLOUD COMP
SLAB	SILICON LABORATORIES INC COM
SLB	SCHLUMBERGER LTD COM
SLCA	U S SILICA HLDGS INC COM
SLCT	SELECT BANCORP INC NEW COM
SLD	SUTHERLAND ASSET MANAGEMENT CORP
SLF	SUN LIFE FINL INC COM

SLG	SL GREEN RLTY CORP COM
SLG-I	SL GREEN RLTY CORP PFD SER I
SLGN	SILGAN HOLDINGS INC COM
SLH	SOLERA HOLDINGS INC COM
SLI	S L INDS INC COM
SLM	SLM CORP COM
SLMAP	SLM CORP PFD A 6.97%
SLMBP	SLM CORP PFD SER B
SLP	SIMULATIONS PLUS INC COM
SLQD	ISHARES TR 0-5YR INVT GR CP
SLRA	SOLAR CAP LTD SR NT 42
SLRC	SOLAR CAP LTD COM
SLTB	SCORPIO BULKERS INC 7.5% SR NT 19
SLTC	SELECTICA INC COM NEW
SLTD	SOLAR3D INC COM NEW
SLV	ISHARES SILVER TRUST ISHARES
SLVO	CREDIT SUISSE NASSAU BRH X LINK SILVER SH
SLVP	ISHARES GLB SILV MIN ETF
SLW	SILVER WHEATON CORP COM
SLX	MARKET VECTORS ETF TR MV STEEL INDEX
SLY	SPDR SERIES TRUST S&P 600 SML CAP
SLYG	SPDR SERIES TRUST S&P 600 SMCP GRW
SLYV	SPDR SERIES TRUST S&P 600 SMCP VAL
SM	SM ENERGY CO COM
SMAC	SINO MERCURY ACQUISITION CORP COM
SMACR	SINO MERCURY ACQUISITION CORP RT
SMACU	SINO MERCURY ACQUISITION CORP UT 1 COM 1 RT
SMB	MARKET VECTORS ETF TR MKTVEC SMUNETF
SMBC	SOUTHERN MO BANCORP INC COM
SMCI	SUPER MICRO COMPUTER INC COM
SMCP	ETF SER SOLUTIONS ALPHAMARK SM
SMDD	PROSHARES TR ULTPRO SHT MDCP
SMDV	PROSHARES TR RUSS 2000 DIVD
SMED	SHARPS COMPLIANCE CORP COM
SMEZ	SPDR INDEX SHS FDS EUR STOXX SMCP
SMFG	SUMITOMO MITSUI FINL GROUP INC SPONSORED ADR
SMG	SCOTTS MIRACLE GRO CO CL A
SMH	MARKET VECTORS ETF TR SEMICONDUCTOR
SMHD	UBS AG LONDON BRH ETRACS MNT ETN
SMI	SEMICONDUCTOR MFG INTL CORP SPONSORED ADR
SMIT	SCHMITT INDS INC ORE COM NEW
SMK	PROSHARES TR ULT MSCIMEX CAPP
SMLF	ISHARES TR MSCI USA SMLCP
SMLL	DIREXION SHS ETF TR SML CP BULL 2X
SMLP	SUMMIT MIDSTREAM PARTNERS LP COM UNIT LTD
SMLR	SEMLER SCIENTIFIC INC COM
SMLV	SPDR SER TR RUSS2000 LOVOL

SMM	SALIENT MIDSTREAM & MLP FD SH BEN INT
SMMF	SUMMIT FINANCIAL GROUP INC COM
SMMT	SUMMIT THERAPEUTICS PLC SPONS ADS
SMMU	PIMCO ETF TR SHTRM MUN BD ACT
SMN	PROSHARES TR BASIC MAT NEW
SMP	STANDARD MTR PRODS INC COM
SMRT	STEIN MART INC COM
SMSI	SMITH MICRO SOFTWARE INC COM
SMT	SMART TECHNOLOGIES INC COM SHS
SMTC	SEMTECH CORP COM
SMTP	SMTP INC COM NEW
SMTX	SMTC CORP COM NEW
SN	SANCHEZ ENERGY CORP COM
SNA	SNAP ON INC COM
SNAK	INVENTURE FOODS INC COM
SNBC	SUN BANCORP INC COM NEW
SNC	STATE NATL COS INC COM
SNCR	SYNCHRONOSS TECHNOLOGIES INC COM
SNDK	SANDISK CORP COM
SNE	SONY CORP ADR NEW
SNFCA	SECURITY NATL FINL CORP CL A NEW
SNH	SENIOR HSG PPTYS TR SH BEN INT
SNHN	SENIOR HSG PPTYS TR NT 42
SNHY	SUN HYDRAULICS CORP COM
SNI	SCRIPPS NETWORKS INTERACT INC CL A COM
SNLN	HIGHLAND FDS I HI LD IBOXX SRLN
SNMX	SENOMYX INC COM
SNN	SMITH & NEPHEW PLC SPDN ADR NEW
SNOW	INTRAWEST RESORTS HLDGS INC COM
SNP	CHINA PETE & CHEM CORP SPON ADR H SHS
SNPS	SYNOPSYS INC COM
SNR	NEW SR INVT GROUP INC COM
SNSS	SUNESIS PHARMACEUTICALS INC COM NEW
SNTA	SYNTA PHARMACEUTICALS CORP COM
SNV	SYNOVUS FINL CORP COM NEW
SNV-C	SYNOVUS FINL CORP PRP PFD SER C FX
SNX	SYNNEX CORP COM
SNY	SANOFI SPONSORED ADR
SO	SOUTHERN CO COM
SOCB	SOUTHCOAST FINANCIAL CORP COM
SOCL	GLOBAL X FDS SOCIAL MED ETF
SODA	SODASTREAM INTERNATIONAL LTD USD SHS
SOFO	SONIC FDRY INC COM NEW
SOHO	SOTHERLY HOTELS INC COM
SOHOL	SOTHERLY HOTELS LP SR NT 8% 2018
SOHOM	SOTHERLY HOTELS LP SR NT 7%19
SOHU	SOHU COM INC COM

SOIL	GLOBAL X FDS GLB X FERTIL
SOL	RENESOLA LTD SPONS ADS
SON	SONOCO PRODS CO COM
SONA	SOUTHERN NATL BANCORP OF VA IN COM
SONC	SONIC CORP COM
SONS	SONUS NETWORKS INC COM NEW
SOP	PROSHARES TR ULTSHT OIL GAS
SOR	SOURCE CAP INC COM
SORL	SORL AUTO PTS INC COM
SOV-C	SANTANDER HLDGS USA INC DEP 1/1000 PFD C
SOXL	DIREXION SHS ETF TR DLY SCOND 3XBU
SOXS	DIREXION SHS ETF TR SEMICONDUCT BEAR
SOXX	ISHARES TR PHLX SEMICND ETF
SOYB	TEUCRIUM COMMODITY TR SOYBEAN FD
SP	SP PLUS CORP COM
SPA	SPARTON CORP COM
SPAN	SPAN AMER MED SYS INC COM
SPAR	SPARTAN MTRS INC COM
SPB	SPECTRUM BRANDS HLDGS INC COM
SPCB	SUPERCOM LTD NEW SHS NEW
SPDC	SPEED COMM INC COM
SPE	SPECIAL OPPORTUNITIES FD INC COM
SPEX	SPHERIX INC COM PAR $0.01
SPF	STANDARD PAC CORP NEW COM
SPFF	GLOBAL X FDS GLBX SUPRINC ETF
SPG	SIMON PPTY GROUP INC NEW COM
SPG-J	SIMON PPTY GROUP INC NEW PFD J 8.375%
SPGH	UBS AG JERSEY BRH S&P500 GLD ETN
SPH	SUBURBAN PROPANE PARTNERS L P UNIT LTD PARTN
SPHB	POWERSHARES ETF TR II S&P500 HGH BET
SPHD	POWERSHARES ETF TR II PWRSH S&P500HI
SPHQ	POWERSHARES ETF TRUST S&P 500 HGH QLTY
SPHS	SOPHIRIS BIO INC COM NEW
SPIL	SILICONWARE PRECISION INDS LTD SPONSD ADR SPL
SPKE	SPARK ENERGY INC CL A COM
SPLK	SPLUNK INC COM
SPLP	STEEL PARTNERS HLDGS L P LTD PRTRSHIP U
SPLS	STAPLES INC COM
SPLV	POWERSHARES ETF TR II S&P500 LOW VOL
SPLX	UBS AG LONDON BRH ETRACS 2XLEV
SPN	SUPERIOR ENERGY SVCS INC COM
SPNC	SPECTRANETICS CORP COM
SPNEV	SEASPINE HLDGS CORP COM
SPNS	SAPIENS INTL CORP N V SHS NEW
SPOK	SPOK HLDGS INC COM
SPP	SANCHEZ PRODTN PARTNER COM UNIT RP LTD
SPPI	SPECTRUM PHARMACEUTICALS INC COM

SPPP	SPROTT PHYSICAL PLAT PALLAD TS UNIT
SPPR	SUPERTEL HOSPITALITY INC NEW COM
SPPRO	SUPERTEL HOSPITALITY INC NEW PFD STK SER B
SPPRP	SUPERTEL HOSPITALITY INC NEW PFD STK SER A
SPR	SPIRIT AEROSYSTEMS HLDGS INC COM CL A
SPRO	SMARTPROS LTD COM
SPRT	SUPPORT COM INC COM
SPSC	SPS COMM INC COM
SPTN	SPARTANNASH CO COM
SPU	SKYPEOPLE FRUIT JUICE INC COM NEW
SPUN	MARKET VECTORS ETF TR GLB SPIN OFF
SPUU	DIREXION SHS ETF TR DLY S&P500 2XS
SPW	SPX CORP COM
SPWH	SPORTSMANS WHSE HLDGS INC COM
SPWR	SUNPOWER CORP COM
SPXH	ALPS ETF TR VELOSH VOLA HDGD
SPXL	DIREXION SHS ETF TR DRX S&P500BULL
SPXS	DIREXION SHS ETF TR DLY S&P 500 BEAR
SPXU	PROSHARES TR ULTRAPRO SHORT S
SPXX	NUVEEN S&P 500 DYN OVERWRITE COM
SPY	SPDR S&P 500 ETF TR TR UNIT
SPYB	SPDR SER TR S&P 500 BUYBCK
SPYG	SPDR SERIES TRUST S&P 500 GROWTH
SPYV	SPDR SERIES TRUST S&P 500 VALUE
SQBG	SEQUENTIAL BRANDS GROUP INC COM NEW
SQBK	SQUARE 1 FINL INC CL A
SQI	SCIQUEST INC NEW COM
SQM	SOCIEDAD QUIMICA MINERA DE CHI SPON ADR SER B
SQNM	SEQUENOM INC COM NEW
SQNS	SEQUANS COMMUNICATIONS S A SPONSORED ADS
SQQQ	PROSHARES TR ULTRAPRO SH NW14
SRC	SPIRIT RLTY CAP INC NEW COM
SRCE	1ST SOURCE CORP COM
SRCL	STERICYCLE INC COM
SRDX	SURMODICS INC COM
SRE	SEMPRA ENERGY COM
SRET	GLOBAL X FDS REIT ETF
SREV	SERVICESOURCE INTL LLC COM
SRF	CUSHING RTY & INCOME FD COM SH BEN INT
SRG^	SERITAGE GROWTH PPTYS RT CL A 070215
SRI	STONERIDGE INC COM
SRLN	SSGA ACTIVE ETF TR BLKSTN GSOSRLN
SRLP	SPRAGUE RES LP COM UNIT REP LTD
SRNE	SORRENTO THERAPEUTICS INC COM NEW
SRPT	SAREPTA THERAPEUTICS INC COM
SRS	PROSHARES TR ULTSHT REAL EST
SRSC	SEARS CDA INC COM

SRT	STARTEK INC COM
SRTY	PROSHARES TR ULTPRO SHT RUSS
SRV	CUSHING MLP TOTAL RETURN FD COM SHS
SSB	SOUTH ST CORP COM
SSBI	SUMMIT ST BK SANTA ROSA CALIF COM
SSD	SIMPSON MANUFACTURING CO INC COM
SSE	SEVENTY SEVEN ENERGY INC COM
SSFN	STEWARDSHIP FINL CORP COM
SSG	PROSHARES TR ULSHRT SEMIC NEW
SSH	SUNSHINE HEART INC COM
SSI	STAGE STORES INC COM NEW
SSL	SASOL LTD SPONSORED ADR
SSN	SAMSON OIL & GAS LTD SPON ADR NEW
SSNC	SS&C TECHNOLOGIES HLDGS INC COM
SSNI	SILVER SPRING NETWORKS INC COM
SSO	PROSHARES TR PSHS ULT S&P 500
SSP	SCRIPPS E W CO OHIO CL A NEW
SSRG	SYMMETRY SURGICAL INC COM
SSRI	SILVER STD RES INC COM
SSS	SOVRAN SELF STORAGE INC COM
SST	SPDR SER TR SHRT TRSRY ETF
SSTK	SHUTTERSTOCK INC COM
SSW	SEASPAN CORP SHS
SSW-C	SEASPAN CORP PERP PFD-C9.5%
SSW-D	SEASPAN CORP PERP PFD-D
SSW-E	SEASPAN CORP CUM RD PRP PFD E
SSWN	SEASPAN CORP NT 6.375%19
SSY	SUNLINK HEALTH SYSTEMS INC COM
SSYS	STRATASYS LTD SHS
ST	SENSATA TECHNOLOGIES HLDG NV SHS
STAA	STAAR SURGICAL CO COM PAR $0.01
STAG	STAG INDL INC COM
STAG-A	STAG INDL INC 9% CUM REDEEMABL
STAG-B	STAG INDL INC CUM PFD SER B
STAR	ISTAR FINL INC COM
STAR-D	ISTAR FINL INC PFD SER D
STAR-E	ISTAR FINL INC PFD E 7.875%
STAR-F	ISTAR FINL INC PFD SER F 7.8%
STAR-G	ISTAR FINL INC PFD G 7.65%
STAR-I	ISTAR FINL INC PFD SER I
STAY	EXTENDED STAY AMER INC SHS 1 COM 1 CL B
STB	STUDENT TRANSN INC COM
STBA	S & T BANCORP INC COM
STBZ	STATE BK FINL CORP COM
STC	STEWART INFORMATION SVCS CORP COM
STCK	STOCK BLDG SUPPLY HLDGS INC COM
STDY	STEADYMED LTD SHS

STE	STERIS CORP COM
STEM	STEMCELLS INC COM NEW
STFC	STATE AUTO FINL CORP COM
STI	SUNTRUST BKS INC COM
STI+A	SUNTRUST BKS INC WT EXP 123118
STI+B	SUNTRUST BKS INC WT EXP 111418
STI-A	SUNTRUST BKS INC PFD 1/4000 A
STI-E	SUNTRUST BKS INC DEPSHS REP PFD E
STIP	ISHARES TR 0-5 YR TIPS ETF
STJ	ST JUDE MED INC COM
STK	COLUMBIA SELIGM PREM TECH GRW COM
STKL	SUNOPTA INC COM
STKS	THE ONE GROUP HOSPITALITY INC COM
STL	STERLING BANCORP DEL COM
STLD	STEEL DYNAMICS INC COM
STLY	STANLEY FURNITURE CO INC COM NEW
STM	STMICROELECTRONICS N V NY REGISTRY
STML	STEMLINE THERAPEUTICS INC COM
STMP	STAMPS COM INC COM NEW
STN	STANTEC INC COM
STNG	SCORPIO TANKERS INC SHS
STNR	STEINER LEISURE LTD ORD
STO	STATOIL ASA SPONSORED ADR
STON	STONEMOR PARTNERS L P COM UNITS
STOR	STORE CAP CORP COM
STPP	BARCLAYS BK PLC US TRES STEEP
STPZ	PIMCO ETF TR 1-5 US TIP IDX
STR	QUESTAR CORP COM
STRA	STRAYER ED INC COM
STRI	STR HLDGS INC COM NEW
STRL	STERLING CONSTRUCTION CO INC COM
STRM	STREAMLINE HEALTH SOLUTIONS COM
STRN	SUTRON CORP COM
STRP	STRAIGHT PATH COMMUNICATNS INC CL B
STRS	STRATUS PPTYS INC COM NEW
STRT	STRATTEC SEC CORP COM
STRZA	STARZ COM SER A
STRZB	STARZ COM SER B
STS	SUPREME INDS INC CL A
STT	STATE STR CORP COM
STT-C	STATE STR CORP DEP SHS REPSTG 1
STT-D	STATE STR CORP DEP SHS 1/4000 D
STT-E	STATE STR CORP SHS REPSTG PFD S
STV	CHINA DIGITAL TV HLDG CO LTD SPONSORED ADR
STWD	STARWOOD PPTY TR INC COM
STX	SEAGATE TECHNOLOGY PLC SHS
STXS	STEREOTAXIS INC COM NEW

STXX	ALPS ETF TR STOXX EURO 600
STZ	CONSTELLATION BRANDS INC CL A
STZ.B	CONSTELLATION BRANDS INC CL B
SU	SUNCOR ENERGY INC NEW COM
SUB	ISHARES SHT NTLAMTFR ETF
SUBD	DBX ETF TR INVT GRD SB FD
SUBK	SUFFOLK BANCORP COM
SUI	SUN CMNTYS INC COM
SUI-A	SUN CMNTYS INC PFD SER A
SUM	SUMMIT MATLS INC CL A
SUMR	SUMMER INFANT INC COM
SUN	SUNOCO LP COM U REP LP
SUNE	SUNEDISON INC COM
SUNS	SOLAR SR CAP LTD COM
SUP	SUPERIOR INDS INTL INC COM
SUPN	SUPERNUS PHARMACEUTICALS INC COM
SURG	SYNERGETICS USA INC COM
SUSQ	SUSQUEHANNA BANCSHARES INC PA COM
SUTR	SUTOR TECH GROUP LTD COM
SVA	SINOVAC BIOTECH LTD SHS
SVBI	SEVERN BANCORP ANNAPOLIS MD COM
SVBL	SILVER BULL RES INC COM
SVLC	SILVERCREST MINES INC COM
SVM	SILVERCORP METALS INC COM
SVT	SERVOTRONICS INC COM
SVU	SUPERVALU INC COM
SVVC	FIRSTHAND TECH VALUE FD INC COM
SVXY	PROSHARES TR II SHT VIX ST TRM
SWAY	STARWOOD WAYPOINT RESIDENTL TR COM SHS
SWC	STILLWATER MNG CO COM
SWFT	SWIFT TRANSN CO CL A
SWH	STANLEY BLACK & DECKER INC CORP UNIT 111716
SWHC	SMITH & WESSON HLDG CORP COM
SWI	SOLARWINDS INC COM
SWIR	SIERRA WIRELESS INC COM
SWJ	STANLEY BLACK & DECKER INC JR SUB DEB 52
SWK	STANLEY BLACK & DECKER INC COM
SWKS	SKYWORKS SOLUTIONS INC COM
SWM	SCHWEITZER-MAUDUIT INTL INC COM
SWN	SOUTHWESTERN ENERGY CO COM
SWNC	SOUTHWESTERN ENERGY CO DEP SHS 1/20 B
SWSH	SWISHER HYGIENE INC COM NEW
SWU	STANLEY BLACK & DECKER INC CORP UNIT
SWX	SOUTHWEST GAS CORP COM
SWZ	SWISS HELVETIA FD INC COM
SXC	SUNCOKE ENERGY INC COM
SXCP	SUNCOKE ENERGY PARTNERS L P COMUNIT REP LT

SXE	SOUTHCROSS ENERGY PARTNERS L P COM UNIT LTDPT
SXI	STANDEX INTL CORP COM
SXL	SUNOCO LOGISTICS PRTNRS L P COM UNITS
SXT	SENSIENT TECHNOLOGIES CORP COM
SYA	SYMETRA FINL CORP COM
SYBT	STOCK YDS BANCORP INC COM
SYE	SSGA ACTIVE ETF TR MFS SYS COR EQ
SYF	SYNCHRONY FINL COM
SYG	SSGA ACTIVE ETF TR MFS SYS GWT EQ
SYK	STRYKER CORP COM
SYKE	SYKES ENTERPRISES INC.COM
SYLD	CAMBRIA ETF TR SHSHLD YIELD ETF
SYMC	SYMANTEC CORP COM
SYMX	SYNTHESIS ENERGY SYS INC COM
SYN	SYNTHETIC BIOLOGICS INC COM
SYNA	SYNAPTICS INC COM
SYNC	SYNACOR INC COM
SYNL	SYNALLOY CP DEL COM
SYNT	SYNTEL INC COM
SYPR	SYPRIS SOLUTIONS INC COM
SYRG	SYNERGY RES CORP COM
SYRX	SYSOREX GLOBAL HLDGS CORP COM NEW
SYT	SYNGENTA AG SPONSORED ADR
SYTL	DIREXION SHS ETF TR DAILY 7-10 YR TR
SYUT	SYNUTRA INTL INC COM
SYV	SSGA ACTIVE ETF TR MFS SYS VAL EQ
SYX	SYSTEMAX INC COM
SYY	SYSCO CORP COM
SZC	CUSHING RENAISSANCE FD COM
SZK	PROSHARES TR PSHS CONSUMR GD
SZMK	SIZMEK INC COM
SZO	DEUTSCHE BK AG LONDON BRH DB CRUD OIL SHR
SZYM	SOLAZYME INC COM
T	AT&T INC COM
TA	TRAVELCENTERS AMER LLC COM
TAC	TRANSALTA CORP COM
TACO	LEVY ACQUISITION CORP COM
TACOU	LEVY ACQUISITION CORP UNIT 111918
TACOW	LEVY ACQUISITION CORP WT EXP 111918
TACT	TRANSACT TECHNOLOGIES INC COM
TAGS	TEUCRIUM COMMODITY TR AGRICULTURE FD
TAHO	TAHOE RES INC COM
TAI	TRANSAMERICA INCOME SHS INC COM
TAIT	TAITRON COMPONENTS INC CL A
TAL	TAL INTL GROUP INC COM
TAN	CLAYMORE EXCHANGE TRD FD TR 2 GUGGENHEIM SOLAR
TANH	TANTECH HLDGS LTD COM

TANN	TRAVELCENTERS AMER LLC SR NT 8.25%2028
TANO	TRAVELCENTERS AMER LLC SR NT
TAO	CLAYMORE EXCHANGE TRD FD TR 2 GUGG CHN RL EST
TAOM	TAOMEE HLDGS LTD SPONSORED ADR
TAP	MOLSON COORS BREWING CO CL B
TAP.A	MOLSON COORS BREWING CO CL A
TAPR	BARCLAYS BK PLC INV USTREA ETN
TARO	TARO PHARMACEUTICAL INDS LTD SHS
TAS	TASMAN METALS LTD COM
TASR	TASER INTL INC COM
TAST	CARROLS RESTAURANT GROUP INC COM
TAT	TRANSATLANTIC PETROLEUM LTD SHS NEW
TATT	TAT TECHNOLOGIES LTD ORD NEW
TAX	LIBERTY TAX INC CL A
TAXI	MEDALLION FINL CORP COM
TAYD	TAYLOR DEVICES INC COM
TBAR	ROYAL BK SCOTLAND PLC GOLD TRENDP ETN
TBBK	BANCORP INC DEL COM
TBF	PROSHARES TR SHRT 20+YR TRE
TBI	TRUEBLUE INC COM
TBIO	TRANSGENOMIC INC COM NEW
TBK	TRIUMPH BANCORP INC COM
TBNK	TERRITORIAL BANCORP INC COM
TBPH	THERAVANCE BIOPHARMA INC COM
TBRA	TOBIRA THERAPEUTICS INC COM
TBT	PROSHARES TR PSHS ULTSH 20YRS
TBX	PROSHARES TR SHT 7-10 YR TR
TBZ	PROSHARES TR ULTRASHT 3-7YR
TC	THOMPSON CREEK METALS CO INC COM
TCAP	TRIANGLE CAP CORP COM
TCB	TCF FINL CORP COM
TCB+	TCF FINL CORP WT EXP 111418
TCB-B	TCF FINL CORP DEL DEP SHS REPSTG 1
TCB-C	TCF FINL CORP DEL PERP PFD SER B
TCBI	TEXAS CAPITAL BANCSHARES INC COM
TCBIL	TEXAS CAP BANCSHARES INC SUB NT 6.50%42
TCBIP	TEXAS CAP BANCSHARES INC PFD PERP SR-A
TCBIW	TEXAS CAPITAL BANCSHARES INC WT EXP 011619
TCBK	TRICO BANCSHARES COM
TCCA	TRIANGLE CAP CORP SR NT 22
TCCB	TRIANGLE CAP CORP NT 22
TCCO	TECHNICAL COMMUNICATIONS CORP COM
TCFC	COMMUNITY FINL CORP MD COM
TCHI	ROYAL BK OF SCOTLAND PLC CHINA TRNDP ETF
TCI	TRANSCONTINENTAL RLTY INVS COM NEW
TCK	TECK RESOURCES LTD CL B
TCO	TAUBMAN CTRS INC COM

TCO-J	TAUBMAN CTRS INC PFD-J
TCO-K	TAUBMAN CTRS INC PFD SER K
TCON	TRACON PHARMACEUTICALS INC COM
TCP	TC PIPELINES LP UT COM LTD PRT
TCPC	TCP CAP CORP COM
TCPI	TCP INTL HLDGS LTD COM
TCRD	THL CR INC COM
TCRX	THL CR INC SR NT 111521
TCS	CONTAINER STORE GROUP INC COM
TCX	TUCOWS INC COM NEW
TD	TORONTO DOMINION BK ONT COM NEW
TDA	TELEPHONE & DATA SYS INC SR NT 61
TDC	TERADATA CORP DEL COM
TDE	TELEPHONE & DATA SYS INC SR NT 2059
TDF	TEMPLETON DRAGON FD INC COM
TDG	TRANSDIGM GROUP INC COM
TDI	TELEPHONE & DATA SYS INC SR NT 2045
TDIV	FIRST TR EXCHANGE TRADED FD VI NASD TECH DIV
TDJ	TELEPHONE & DATA SYS INC PFD
TDS	TELEPHONE & DATA SYS INC COM NEW
TDTF	FLEXSHARES TR IBOXX 5YR TRGT
TDTT	FLEXSHARES TR IBOXX 3R TARGT
TDW	TIDEWATER INC COM
TDY	TELEDYNE TECHNOLOGIES INC COM
TE	TECO ENERGY INC COM
TEAR	TEARLAB CORP COM
TECD	TECH DATA CORP COM
TECH	BIO TECHNE CORP COM
TECL	DIREXION SHS ETF TR DLY TECH BULL 3X
TECS	DIREXION SHS ETF TR TECH BEAR 3X SHS
TECU	TECUMSEH PRODS CO COM
TEDU	TARENA INTL INC ADR
TEF	TELEFONICA S A SPONSORED ADR
TEG	INTEGRYS ENERGY GROUP INC COM
TEGP	TALLGRASS ENERGY GP LP SHS CL A
TEI	TEMPLETON EMERG MKTS INCOME FD COM
TEL	TE CONNECTIVITY LTD REG SHS
TEN	TENNECO INC COM
TENX	TENAX THERAPEUTICS INC COM
TENZ	PIMCO ETF TR 7-15 YR US TRS
TEO	TELECOM ARGENTINA S A SPON ADR REP B
TEP	TALLGRASS ENERGY PARTNERS LP COM UNIT
TER	TERADYNE INC COM
TERP	TERRAFORM PWR INC CL A COM
TESO	TESCO CORP COM
TESS	TESSCO TECHNOLOGIES INC COM
TEU	BOX SHIPS INCORPORATED SHS

TEU-C	BOX SHIPS INCORPORATED PERP PFD SER C
TEVA	TEVA PHARMACEUTICAL INDS LTD ADR
TEX	TEREX CORP NEW COM
TFG	FIXED INCOME TRUST FOR GOLDMAN CLL CTF CL-A37
TFI	SPDR SERIES TRUST NUVN BRCLY MUNI
TFLO	ISHARES TR TRS FLT RT BD
TFM	FRESH MKT INC COM
TFSC	1347 CAP CORP COM
TFSCR	1347 CAP CORP RT EXP 072116
TFSCU	1347 CAP CORP UN 1COM 1RT 1WT
TFSCW	1347 CAP CORP WT EXP 071521
TFSL	TFS FINL CORP COM
TFX	TELEFLEX INC COM
TG	TREDEGAR CORP COM
TGA	TRANSGLOBE ENERGY CORP COM
TGB	TASEKO MINES LTD COM
TGC	TENGASCO INC COM NEW
TGD	TIMMINS GOLD CORP COM
TGEN	TECOGEN INC NEW COM NEW
TGH	TEXTAINER GROUP HOLDINGS LTD SHS
TGI	TRIUMPH GROUP INC NEW COM
TGLS	TECNOGLASS INC SHS
TGNA#	TEGNA INC COM
TGP	TEEKAY LNG PARTNERS L P PRTNRSP UNITS
TGS	TRANSPORTADORA DE GAS SUR SPON ADR B
TGT	TARGET CORP COM
TGTX	TG THERAPEUTICS INC COM
THC	TENET HEALTHCARE CORP COM NEW
THD	ISHARES MSCI THI CAP ETF
THFF	FIRST FINL CORP IND COM
THG	HANOVER INS GROUP INC COM
THGA	HANOVER INS GROUP INC SUB DB 6.35%53
THHY	MARKET VECTORS ETF TR HI YLD TREA BD
THLD	THRESHOLD PHARMACEUTICAL INC COM NEW
THM	INTERNATIONAL TOWER HILL MINES COM
THO	THOR INDS INC COM
THOR	THORATEC CORP COM NEW
THQ	TEKLA HEALTHCARE OPPORTUNIT FD SHS
THR	THERMON GROUP HLDGS INC COM
THRK	SPDR SERIES TRUST RUSSELL 3000 ETF
THRM	GENTHERM INC COM
THRX	THERAVANCE INC COM
THS	TREEHOUSE FOODS INC COM
THST	TRUETT-HURST INC CL A
THTI	THT HEAT TRANSFER TECHNOLOGY I COM
TI	TELECOM ITALIA S P A NEW SPON ADR ORD
TI.A	TELECOM ITALIA S P A NEW SPON ADR SVGS

TICC	TICC CAPITAL CORP COM
TIF	TIFFANY & CO NEW COM
TIGR	TIGERLOGIC CORPORATION COM
TIK	TEL INSTR ELECTRS CORP COM NEW
TIL	TILL CAP LTD COM RST VTG SHS
TILE	INTERFACE INC COM
TILT	FLEXSHARES TR MORNSTAR USMKT
TIME	TIME INC NEW COM
TINY	HARRIS & HARRIS GROUP INC COM
TIP	ISHARES TR TIPS BD ETF
TIPT	TIPTREE FINL INC CL A
TIPX	SPDR SER TR BARC 1-10YRTIP
TIPZ	PIMCO ETF TR BROAD US TIPS
TIS	ORCHIDS PAPER PRODS CO DEL COM
TISA	TOP IMAGE SYSTEMS LTD ORD
TISI	TEAM INC COM
TITN	TITAN MACHY INC COM
TIVO	TIVO INC COM
TJX	TJX COS INC NEW COM
TK	TEEKAY CORPORATION COM
TKAI	TOKAI PHARMACEUTICALS INC COM
TKC	TURKCELL ILETISIM HIZMETLERI SPON ADR NEW
TKF	TURKISH INVT FD INC COM
TKMR	TEKMIRA PHARMACEUTICALS CORP COM NEW
TKR	TIMKEN CO COM
TLF	TANDY LEATHER FACTORY INC COM
TLH	ISHARES 10-20 YR TRS ETF
TLI	LMP CORPORATE LN FD INC COM
TLK	P T TELEKOMUNIKASI INDONESIA SPONSORED ADR
TLL	PROSHARES TR ULSHRT TELE NEW
TLLP	TESORO LOGISTICS LP COM UNIT LP
TLMR	TALMER BANCORP INC COM
TLN	TALEN ENERGY CORP COM
TLO	SPDR SERIES TRUST BRCLYS LG TRS ET
TLOG	TETRALOGIC PHARMACEUTICALS CP COM
TLP	TRANSMONTAIGNE PARTNERS L P COM UNIT L P
TLR	TIMBERLINE RES CORP COM NEW
TLT	ISHARES TR 20+ YR TR BD ETF
TLTD	FLEXSHARES TR M STAR DEV MKT
TLTE	FLEXSHARES TR MSTAR EMKT FAC
TLYS	TILLYS INC CL A
TM	TOYOTA MOTOR CORP SP ADR REP2COM
TMF	DIREXION SHS ETF TR 20YR TRES BULL
TMH	TEAM HEALTH HOLDINGS INC COM
TMHC	TAYLOR MORRISON HOME CORP CL A
TMK	TORCHMARK CORP COM
TMK-B	TORCHMARK CORP JR SUB DEB 52

TMO	THERMO FISHER SCIENTIFIC INC COM
TMP	TOMPKINS FINANCIAL CORPORATION COM
TMST	TIMKENSTEEL CORP COM
TMUS	T MOBILE US INC COM
TMUS-A	T MOBILE US INC CONV PFD SER A
TMV	DIREXION SHS ETF TR 20YR TRES BEAR
TNA	DIREXION SHS ETF TR DLY SMCAP BULL3X
TNAV	TELENAV INC COM
TNC	TENNANT CO COM
TNDM	TANDEM DIABETES CARE INC COM
TNDQ	ROYAL BK OF SCOTLAND PLC RBS NASD LKD41
TNET	TRINET GROUP INC COM
TNGO	TANGOE INC COM
TNH	TERRA NITROGEN CO L P COM UNIT
TNK	TEEKAY TANKERS LTD CL A
TNP	TSAKOS ENERGY NAVIGATION LTD SHS
TNP-B	TSAKOS ENERGY NAVIGATION LTD RED PRP PFD B %
TNP-C	TSAKOS ENERGY NAVIGATION LTD RED PFD SER C
TNP-D	TSAKOS ENERGY NAVIGATION LTD PERP PFD SER D
TNXP	TONIX PHARMACEUTICALS HLDG COR COM NEW
TOF	TOFUTTI BRANDS INC COM
TOFR	USCF ETF TR STK SPLT IDX FD
TOK	ISHARES MSCI KOKUSAI ETF
TOL	TOLL BROTHERS INC COM
TOLZ	PROSHARES TR DJ BRKFLD GLB
TONS	GREENHAVEN COAL INDEX FD SHS
TOO	TEEKAY OFFSHORE PARTNERS L P PARTNERSHIP UN
TOO-A	TEEKAY OFFSHORE PARTNERS L P CUM PFD-A7.25%
TOO-B	TEEKAY OFFSHORE PARTNERS L P PFD UNIT SER B
TOPS	TOP SHIPS INC SHS NEW 2014
TORM	TOR MINERALS INTL INC COM NEW
TOT	TOTAL S A SPONSORED ADR
TOTL	SSGA ACTIVE ETF TR SPDR TR TACTIC
TOTS	DIREXION SHS ETF TR TOTAL MKT BEAR
TOUR	TUNIU CORP SPONSORED ADS CL
TOWN	TOWNEBANK PORTSMOUTH VA COM
TOWR	TOWER INTL INC COM
TPC	TUTOR PERINI CORP COM
TPH	TRI POINTE HOMES INC COM
TPI	TIANYIN PHARMACEUTICAL CO INC COM
TPL	TEXAS PAC LD TR SUB CTF PROP I T
TPLM	TRIANGLE PETE CORP COM NEW
TPRE	THIRD PT REINS LTD COM
TPS	PROSHARES TR ULTRASHRT TIPS
TPUB	TRIBUNE PUBG CO COM
TPVG	TRIPLEPOINT VENTR GRW BDC CORP COM
TPX	TEMPUR SEALY INTL INC COM

TPZ	TORTOISE PWR & ENERGY INFRASTR COM
TQQQ	PROSHARES TR ULTRAPRO QQQ
TR	TOOTSIE ROLL INDS INC COM
TRAK	DEALERTRACK TECHNOLOGIES INC COM
TRC	TEJON RANCH CO COM
TRC+	TEJON RANCH CO WT EXP 083116
TRCB	TWO RIV BANCORP COM
TRCH	TORCHLIGHT ENERGY RES INC COM
TRCO	TRIBUNE MEDIA CO CL A
TREC	TRECORA RES COM
TREE	LENDINGTREE INC NEW COM
TREX	TREX CO INC COM
TRF	TEMPLETON RUS AND EAST EUR FD COM
TRGP	TARGA RES CORP COM
TRGT	TARGACEPT INC COM
TRI	THOMSON REUTERS CORP COM
TRIB	TRINITY BIOTECH PLC SPON ADR NEW
TRIL	TRILLIUM THERAPEUTICS INC COM NEW
TRIP	TRIPADVISOR INC COM
TRIV	TRIVASCULAR TECHNOLOGIES INC COM
TRK	SPEEDWAY MOTORSPORTS INC COM
TRMB	TRIMBLE NAVIGATION LTD COM
TRMK	TRUSTMARK CORP COM
TRMR	TREMOR VIDEO INC COM
TRN	TRINITY INDS INC COM
TRND	ROYAL BK SCOTLAND PLC US LC TRENDP ETN
TRNM	ROYAL BK SCOTLAND PLC US MC TRENDP ETN
TRNO	TERRENO RLTY CORP COM
TRNO-A	TERRENO RLTY CORP PFD SER A
TRNS	TRANSCAT INC COM
TRNX	TORNIER N V SHS
TROV	TROVAGENE INC COM NEW
TROVU	TROVAGENE INC UNIT EX 123117
TROVW	TROVAGENE INC WT EXP 123117
TROW	PRICE T ROWE GROUP INC COM
TROX	TRONOX LTD SHS CL A
TRP	TRANSCANADA CORP COM
TRQ	TURQUOISE HILL RES LTD COM
TRR	TRC COS INC COM
TRS	TRIMAS CORP COM NEW
TRSK	ALPS ETF TR VELOSH TAIL RISK
TRST	TRUSTCO BK CORP N Y COM
TRSVV	TRIMAS CORP EX DISTRB COM
TRT	TRIO TECH INTL COM NEW
TRTL	TERRAPIN 3 ACQUISITION CORP COM CL A
TRTLU	TERRAPIN 3 ACQUISITION CORP UNIT 1COM 1WT
TRTLW	TERRAPIN 3 ACQUISITION CORP WT EXP 062719

TRU	TRANSUNION COM
TRUE	TRUECAR INC COM
TRUP	TRUPANION INC COM
TRV	TRAVELERS COMPANIES INC COM
TRVN	TREVENA INC COM
TRX	TANZANIAN ROYALTY EXPL CORP COM
TRXC	TRANSENTERIX INC COM NEW
TS	TENARIS S A SPONSORED ADR
TSBK	TIMBERLAND BANCORP INC COM
TSC	TRISTATE CAP HLDGS INC COM
TSCO	TRACTOR SUPPLY CO COM
TSE	TRINSEO S A SHS
TSEM	TOWER SEMICONDUCTOR LTD SHS NEW
TSI	TCW STRATEGIC INCOME FUND INC COM
TSL	TRINA SOLAR LIMITED SPON ADR
TSLA	TESLA MTRS INC COM
TSLF	THL CR SR LN FD COM
TSLX	TPG SPECIALTY LENDING INC COM
TSM	TAIWAN SEMICONDUCTOR MFG LTD SPONSORED ADR
TSN	TYSON FOODS INC CL A
TSNU	TYSON FOODS INC TANG EQ UNIT
TSO	TESORO CORP COM
TSQ	TOWNSQUARE MEDIA INC CL A
TSRA	TESSERA TECHNOLOGIES INC COM
TSRE	TRADE STR RESIDENTIAL INC COM NEW
TSRI	TSR INC COM NEW
TSRO	TESARO INC COM
TSS	TOTAL SYS SVCS INC COM
TST	THESTREET INC COM
TSU	TIM PARTICIPACOES S A SPONSORED ADR
TSYS	TELECOMMUNICATION SYS INC CL A
TTC	TORO CO COM
TTEC	TELETECH HOLDINGS INC COM
TTEK	TETRA TECH INC NEW COM
TTF	THAI FD INC COM
TTFS	ADVISORSHARES TR TRIMTABS FLT
TTGT	TECHTARGET INC COM
TTHI	TRANSITION THERAPEUTICS INC COM NEW
TTI	TETRA TECHNOLOGIES INC DEL COM
TTM	TATA MTRS LTD SPONSORED ADR
TTMI	TTM TECHNOLOGIES INC COM
TTOO	T2 BIOSYSTEMS INC COM
TTP	TORTOISE PIPELINE & ENERGY FD COM
TTPH	TETRAPHASE PHARMACEUTICALS INC COM
TTS	TILE SHOP HLDGS INC COM
TTT	PROSHARES TR ULSH 20YRTRE NEW
TTWO	TAKE-TWO INTERACTIVE SOFTWARE COM

TU	TELUS CORP COM
TUBE	TUBEMOGUL INC COM
TUES	TUESDAY MORNING CORP COM NEW
TUMI	TUMI HLDGS INC COM
TUP	TUPPERWARE BRANDS CORP COM
TUR	ISHARES MSCI TURKEY ETF
TUSA	FIRST TR EXCHANGE TRADED FD ETF
TUTI	ETFIS SER TR I TUTTLE TAC MAN
TUTT	ETFIS SER TR I TAC MAN US COR
TUZ	PIMCO ETF TR 1-3YR USTREIDX
TV	GRUPO TELEVISA SA SPON ADR REP ORD
TVC	TENNESSEE VALLEY AUTH PARRS D 2028
TVE	TENNESSEE VALLEY AUTH PARRS A 2029
TVIX	CREDIT SUISSE AG NASSAU BRH VELSHS DLY SHTRM
TVIZ	CREDIT SUISSE AG NASSAU BRH EXCH TRAD SPVXSP
TVPT	TRAVELPORT WORLDWIDE LTD SHS
TW	TOWERS WATSON & CO CL A
TWC	TIME WARNER CABLE INC COM
TWER	TOWERSTREAM CORP COM
TWI	TITAN INTL INC ILL COM
TWIN	TWIN DISC INC COM
TWM	PROSHARES TR ULTSHT RUSS2000
TWMC	TRANS WORLD ENTMT CORP COM
TWN	TAIWAN FD INC COM
TWO	TWO HBRS INVT CORP COM
TWOK	SPDR SER TR SPDR RUSSEL 2000
TWOU	2U INC COM
TWTI	ROYAL BK OF SCOTLAND PLC RBS OIL TRNDPL
TWTR	TWITTER INC COM
TWX	TIME WARNER INC COM NEW
TX	TERNIUM SA SPON ADR
TXMD	THERAPEUTICSMD INC COM
TXN	TEXAS INSTRS INC COM
TXRH	TEXAS ROADHOUSE INC COM
TXT	TEXTRON INC COM
TXTR	TEXTURA CORP COM
TY	TRI CONTL CORP COM
TY-	TRI CONTL CORP PFD $2.50
TYBS	DIREXION SHS ETF TR 20YR TRES BEAR
TYC	TYCO INTL PLC SHS
TYD	DIREXION SHS ETF TR 7 10YR TRES BULL
TYG	TORTOISE ENERGY INFRSTRCTR CP COM
TYG-B	TORTOISE ENERGY INFRSTRCTR CP MAND RED PFD B
TYG-C	TORTOISE ENERGY INFRSTRCTR CP PFD-C
TYL	TYLER TECHNOLOGIES INC COM
TYNS	DIREXION SHS ETF TR 7-10YR TR BEAR
TYO	DIREXION SHS ETF TR 7 10YR TRES BEAR

TYPE	MONOTYPE IMAGING HOLDINGS INC COM
TZA	DIREXION SHS ETF TR DLY SC BEAR3XNEW
TZF	TRUST CTFS 2001-2 BEAR STEARNS TR CTF 7.1%2096
TZOO	TRAVELZOO INC COM NEW
UA	UNDER ARMOUR INC CL A
UACL	UNIVERSAL TRUCKLOAD SVCS INC COM
UAE	ISHARES TR MSCI UAE ETF
UAG	UBS AG JERSEY BRH CMCI AGRI ETN
UAL	UNITED CONTL HLDGS INC COM
UAM	UNIVERSAL AMERN CORP NEW COM
UAMY	UNITED STATES ANTIMONY CORP COM
UAN	CVR PARTNERS LP COM
UBA	URSTADT BIDDLE PPTYS INC CL A
UBC	UBS AG JERSEY BRH LIVESTK ETN 38
UBCP	UNITED BANCORP INC OHIO COM
UBFO	UNITED SECURITY BANCSHARES CA COM
UBG	UBS AG JERSEY BRH CMCI GOLD ETN
UBIC	UBIC INC SPONSORED ADR
UBIO	PROSHARES TR ULTPRO NASBIO
UBM	UBS AG JERSEY BRH CMCI INDL ETN
UBN	UBS AG JERSEY BRH CMCI ENRGY ETN
UBND	WISDOMTREE TR WESTN ASSET FD
UBNK	UNITED FINL BANCORP INC NEW COM
UBNT	UBIQUITI NETWORKS INC COM
UBOH	UNITED BANCSHARES INC OHIO COM
UBP	URSTADT BIDDLE PPTYS INC COM
UBP-F	URSTADT BIDDLE PPTYS INC PFD SER F 7.125%
UBP-G	URSTADT BIDDLE PPTYS INC PFD-G CV 6.75%
UBR	PROSHARES TR ULT MSCIBZL CAPP
UBS	UBS GROUP AG SHS
UBS-D	UBS PFD FDG TR IV PFD TR FLTG RT
UBSH	UNION BANKSHARES CORP NEW COM
UBSI	UNITED BANKSHARES INC WEST VA COM
UBT	PROSHARES TR ULTRA 20YR TRE
UCBA	UNITED CMNTY BANCORP IND COM
UCBI	UNITED CMNTY BKS BLAIRSVLE GA COM
UCC	PROSHARES TR PSHS CONSMR SVCS
UCD	PROSHARES TR II ULT BLMBRG COMM
UCFC	UNITED CMNTY FINL CORP OHIO COM
UCI	UBS AG JERSEY BRH CMCI ETN 38
UCO	PROSHARES TR II ULT BLMBG CD OIL
UCP	UCP INC CL A
UCTT	ULTRA CLEAN HLDGS INC COM
UDF	UNITED DEV FDG IV COM
UDN	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BEAR
UDOW	PROSHARES TR ULTRPRO DOW30
UDR	UDR INC COM

UE	URBAN EDGE PPTYS COM
UEC	URANIUM ENERGY CORP COM
UEIC	UNIVERSAL ELECTRS INC COM
UEPS	NET 1 UEPS TECHNOLOGIES INC COM NEW
UFCS	UNITED FIRE GROUP INC COM
UFI	UNIFI INC COM NEW
UFPI	UNIVERSAL FST PRODS INC COM
UFPT	UFP TECHNOLOGIES INC COM
UFS	DOMTAR CORP COM NEW
UG	UNITED GUARDIAN INC COM
UGA	UNITED STS GASOLINE FD LP UNITS
UGAZ	CREDIT SUISSE NASSAU BRH ETN LKD 32
UGE	PROSHARES TR PSHS CONSMRGOODS
UGI	UGI CORP NEW COM
UGL	PROSHARES TR II ULTRA GOLD
UGLD	CREDIT SUISSE NASSAU BRH 3X LONG GOLD
UGP	ULTRAPAR PARTICIPACOES S A SP ADR REP COM
UHAL	AMERCO COM
UHN	UNITED STS DIESEL HEATING OIL UNIT
UHS	UNIVERSAL HLTH SVCS INC CL B
UHT	UNIVERSAL HEALTH RLTY INCM TR SH BEN INT
UIHC	UNITED INS HLDGS CORP COM
UIL	UIL HLDG CORP COM
UIS	UNISYS CORP COM NEW
UJB	PROSHARES TR ULTRA HIGH YLD
UK	RECON CAP SER TR RECON CAP FTSE
UL	UNILEVER PLC SPON ADR NEW
ULBI	ULTRALIFE CORP COM
ULE	PROSHARES TR II PSH ULTRA EURO
ULST	SSGA ACTIVE ETF TR ULT SHT TRM BD
ULTA	ULTA SALON COSMETCS & FRAG INC COM
ULTI	ULTIMATE SOFTWARE GROUP INC COM
ULTR	ULTRAPETROL BAHAMAS LTD COM
UMBF	UMB FINL CORP COM
UMC	UNITED MICROELECTRONICS CORP SPON ADR NEW
UMDD	PROSHARES TR ULTRA MDCAP400
UMH	U M H PROPERTIES INC COM
UMH-A	U M H PROPERTIES INC CV RED PFD-A
UMPQ	UMPQUA HLDGS CORP COM
UMX	PROSHARES TR ULT MSCIMEX CAPP
UN	UNILEVER N V N Y SHS NEW
UNAM	UNICO AMERN CORP COM
UNB	UNION BANKSHARES INC COM
UNF	UNIFIRST CORP MASS COM
UNFI	UNITED NAT FOODS INC COM
UNG	UNITED STATES NATL GAS FUND LP UNIT PAR $0.001
UNH	UNITEDHEALTH GROUP INC COM

UNIS	UNILIFE CORP NEW COM
UNL	UNITED STS 12 MONTH NAT GAS FD UNIT BEN INT
UNM	UNUM GROUP COM
UNP	UNION PAC CORP COM
UNT	UNIT CORP COM
UNTD	UNITED ONLINE INC COM NEW
UNTY	UNITY BANCORP INC COM
UNVR	UNIVAR INC COM
UNXL	UNI PIXEL INC COM NEW
UOP	PROSHARES TR ULT OIL GAS EX
UPIP	UNWIRED PLANET INC NEW COM
UPL	ULTRA PETROLEUM CORP COM
UPLD	UPLAND SOFTWARE INC COM
UPRO	PROSHARES TR ULTRPRO S&P500
UPS	UNITED PARCEL SERVICE INC CL B
UPV	PROSHARES TR ULT FTSE EUROPE
UPW	PROSHARES TR PSHS ULTRA UTIL
UQM	UQM TECHNOLOGIES INC COM
URA	GLOBAL X FDS GBLX URANIUM NEW
URBN	URBAN OUTFITTERS INC COM
URE	PROSHARES TR ULT R/EST NEW
URG	UR ENERGY INC COM
URI	UNITED RENTALS INC COM
URR	MORGAN STANLEY LNG EURO ETN20
URRE	URANIUM RES INC COM PAR$0.001NEW
URTH	ISHARES MSCI WORLD ETF
URTY	PROSHARES TR ULTR RUSSL2000
USA	LIBERTY ALL STAR EQUITY FD SH BEN INT
USAC	USA COMPRESSION PARTNERS LP COMUNIT LTDPAR
USAG	UNITED STS COMMODITY IDX FDTR COM UTS US AGR
USAK	USA TRUCK INC COM
USAP	UNIVERSAL STAINLESS & ALLOY COM
USAT	USA TECHNOLOGIES INC COM NO PAR
USATP	USA TECHNOLOGIES INC CONV PFD SER A
USB	US BANCORP DEL COM NEW
USB-A	US BANCORP DEL PERP PFD SER A
USB-H	US BANCORP DEL PFD B 1/1000DP
USB-M	US BANCORP DEL DEP SHS PFD F
USB-N	US BANCORP DEL DEP SHS REP G
USB-O	US BANCORP DEL PFD 1/1000 PRP H
USBI	UNITED SEC BANCSHARES INC SHS
USCI	UNITED STS COMMODITY INDEX FD COMM IDX FND
USCR	U S CONCRETE INC COM NEW
USD	PROSHARES TR PSHS ULT SEMICDT
USDP	USD PARTNERS LP COM UT REP LTD
USDU	WISDOMTREE TR BLMBG US BULL
USEG	U S ENERGY CORP WYO COM

USFR	WISDOMTREE TR BLMBRG FL TRFD
USG	U S G CORP COM NEW
USL	UNITED STS 12 MONTH OIL FD LP UNIT BEN INT
USLM	UNITED STATES LIME & MINERALS COM
USLV	CREDIT SUISSE AG NASSAU BRH VELOCITY SHS EXC
USM	UNITED STATES CELLULAR CORP COM
USMD	USMD HLDGS INC COM
USMV	ISHARES TR USA MIN VOL ETF
USNA	USANA HEALTH SCIENCES INC COM
USO	UNITED STATES OIL FUND LP UNITS
USPH	U S PHYSICAL THERAPY INC COM
UST	PROSHARES TR ULTR 7-10 TREA
USV	UBS AG JERSEY BRH CMCI SILVR ETN
UTEK	ULTRATECH INC COM
UTF	COHEN & STEERS INFRASTRUCTURE COM
UTG	REAVES UTIL INCOME FD COM SH BEN INT
UTHR	UNITED THERAPEUTICS CORP DEL COM
UTI	UNIVERSAL TECHNICAL INST INC COM
UTIW	UTI WORLDWIDE INC ORD
UTL	UNITIL CORP COM
UTLT	DBX ETF TR REG UTILITY ID
UTMD	UTAH MED PRODS INC COM
UTSI	UTSTARCOM HOLDINGS CORP SHS NEW
UTX	UNITED TECHNOLOGIES CORP COM
UTX-A	UNITED TECHNOLOGIES CORP CORP UNIT
UUP	POWERSHS DB US DOLLAR INDEX TR DOLL INDX BULL
UUU	UNIVERSAL SEC INSTRS INC COM NEW
UUUU	ENERGY FUELS INC COM NEW
UVE	UNIVERSAL INS HLDGS INC COM
UVSP	UNIVEST CORP PA COM
UVV	UNIVERSAL CORP VA COM
UVXY	PROSHARES TR II ULT VIX SHRT
UWM	PROSHARES TR PSHS ULTRUSS2000
UWN	NEVADA GOLD & CASINOS INC COM NEW
UWTI	CREDIT SUISSE NASSAU BRH VS 3XLGCRUDE ETN
UXI	PROSHARES TR PSHS ULTRA INDL
UXJ	PROSHARES TR ULT MSCI PAC
UYG	PROSHARES TR ULTRA FNCLS NEW
UYM	PROSHARES TR PSHS ULT BASMATL
UZA	UNITED STATES CELLULAR CORP CALL SR NT 60
UZB	UNITED STATES CELLULAR CORP SR NT 120163
V	VISA INC COM CL A
VA	VIRGIN AMER INC COM VTG
VAC	MARRIOTT VACATIONS WRLDWDE CP COM
VAL	VALSPAR CORP COM
VALE	VALE S A ADR
VALE.P	VALE S A ADR REPSTG PFD

VALU	VALUE LINE INC COM
VALX	ETF SER SOLUTIONS VAL MKT LEG ET
VAR	VARIAN MED SYS INC COM
VASC	VASCULAR SOLUTIONS INC COM
VAW	VANGUARD WORLD FDS MATERIALS ETF
VB	VANGUARD INDEX FDS SMALL CP ETF
VBF	INVESCO BD FD COM
VBFC	VILLAGE BK & TR FINANCIAL CORP COM NEW
VBIV	VBI VACCINES INC COM
VBK	VANGUARD INDEX FDS SML CP GRW ETF
VBLT	VASCULAR BIOGENICS LTD COM
VBND	ETF SER SOLUTIONS VIDENT CORE US
VBR	VANGUARD INDEX FDS SM CP VAL ETF
VBTX	VERITEX HLDGS INC COM
VC	VISTEON CORP COM NEW
VCEL	VERICEL CORP COM
VCF	DELAWARE INV CO MUN INC FD INC COM
VCIT	VANGUARD SCOTTSDALE FDS INT-TERM CORP
VCLT	VANGUARD SCOTTSDALE FDS LG-TERM COR BD
VCO	VINA CONCHA Y TORO S A SPONSORED ADR
VCR	VANGUARD WORLD FDS CONSUM DIS ETF
VCRA	VOCERA COMMUNICATIONS INC COM
VCSH	VANGUARD SCOTTSDALE FDS SHRT TRM CORP BD
VCV	INVESCO CALIF VALUE MUN INC TR COM
VCYT	VERACYTE INC COM
VDC	VANGUARD WORLD FDS CONSUM STP ETF
VDE	VANGUARD WORLD FDS ENERGY ETF
VDSI	VASCO DATA SEC INTL INC COM
VDTH	VIDEOCON D2H LTD ADR
VEA	VANGUARD TAX MANAGED INTL FD FTSE DEV MKT ETF
VEC	VECTRUS INC COM
VECO	VEECO INSTRS INC DEL COM
VEDL	VEDANTA LTD SPONSORED ADR
VEEV	VEEVA SYS INC CL A COM
VEGA	ADVISORSHARES TR STAR GLOB BUYW
VEGI	ISHARES GLB AGRIC PR ETF
VET	VERMILION ENERGY INC COM
VEU	VANGUARD INTL EQUITY INDEX FD ALLWRLD EX US
VFC	V F CORP COM
VFH	VANGUARD WORLD FDS FINANCIALS ETF
VFL	DELAWARE INVT NAT MUNI INC FD SH BEN INT
VG	VONAGE HLDGS CORP COM
VGGL	VIGGLE INC COM NEW
VGI	VIRTUS GLOBAL MULTI-SEC INC FD COM
VGIT	VANGUARD SCOTTSDALE FDS INT-TERM GOV
VGK	VANGUARD INTL EQUITY INDEX FD FTSE EUROPE ETF
VGLT	VANGUARD SCOTTSDALE FDS LONG-TERM GOV

VGM	INVESCO TR INVT GRADE MUNS COM
VGR	VECTOR GROUP LTD COM
VGSH	VANGUARD SCOTTSDALE FDS SHTRM GVT BD ETF
VGT	VANGUARD WORLD FDS INF TECH ETF
VGZ	VISTA GOLD CORP COM NEW
VHC	VIRNETX HLDG CORP COM
VHI	VALHI INC NEW COM
VHT	VANGUARD WORLD FDS HEALTH CAR ETF
VIA	VIACOM INC NEW CL A
VIAB	VIACOM INC NEW CL B
VICL	VICAL INC COM
VICR	VICOR CORP COM
VIDI	ETF SER SOLUTIONS VIDENT INTL EQ
VIG	VANGUARD SPECIALIZED PORTFOLIO DIV APP ETF
VII	VICON INDS INC COM
VIIX	CREDIT SUISSE AG NASSAU BRH EXCHTRADE MIDTER
VIIZ	CREDIT SUISSE NASSAU BRH VIX MID TERM
VIMC	VIMICRO INTL CORP ADR
VIOG	VANGUARD ADMIRAL FDS INC SMLCP 600 GRTH
VIOO	VANGUARD ADMIRAL FDS INC SMLLCP 600 IDX
VIOV	VANGUARD ADMIRAL FDS INC SMLCP 600 VAL
VIP	VIMPELCOM LTD SPONSORED ADR
VIPS	VIPSHOP HLDGS LTD SPONSORED ADR
VIRC	VIRCO MFG CO COM
VIRT	VIRTU FINL INC CL A
VIS	VANGUARD WORLD FDS INDUSTRIAL ETF
VISI	VOLT INFORMATION SCIENCES INC COM
VISN	VISIONCHINA MEDIA INC SPON ADR NEW
VIV	TELEFONICA BRASIL SA SPONSORED ADR
VIVO	MERIDIAN BIOSCIENCE INC COM
VIXH	FIRST TR EXCHANGE TRADED FD CBOE S&P500VIX
VIXM	PROSHARES TR II VIX MDTRM FUTR N
VIXY	PROSHARES TR II VIX STRMFUT ETF
VJET	VOXELJET AG ADS
VKI	INVESCO ADVANTAGE MUNICIPAL IN SH BEN INT
VKQ	INVESCO MUN TR COM
VKTX	VIKING THERAPEUTICS INC COM
VLGEA	VILLAGE SUPER MKT INC CL A NEW
VLLV	DIREXION SHS ETF TR VAL LNE CONSRV
VLML	DIREXION SHS ETF TR VAL LINE LG MD
VLO	VALERO ENERGY CORP NEW COM
VLP	VALERO ENERGY PARTNERS LP COM UNT REP LP
VLRS	CONTROLADORA VUELA CIA DE AVIA SPON ADR RP 10
VLSM	DIREXION SHS ETF TR VAL LNE SM MID
VLT	INVESCO HIGH INCOME TR II COM
VLTC	VOLTARI CORP COM NEW
VLU	SPDR SERIES TRUST SPDR S&P1500VL

VLUE	ISHARES TR MSCI USAVALFCT
VLY	VALLEY NATL BANCORP COM
VLY+	VALLEY NATL BANCORP WT EXP 111418
VLYWW	VALLEY NATL BANCORP WT EXP 063015
VMBS	VANGUARD SCOTTSDALE FDS MORTG-BACK SEC
VMC	VULCAN MATLS CO COM
VMEM	VIOLIN MEMORY INC COM
VMI	VALMONT INDS INC COM
VMM	DELAWARE INV MN MUN INC FD II COM
VMO	INVESCO MUN OPPORTUNITY TR COM
VMW	VMWARE INC CL A COM
VNCE	VINCE HLDG CORP COM
VNDA	VANDA PHARMACEUTICALS INC COM
VNET	21VIANET GROUP INC SPONSORED ADR
VNM	MARKET VECTORS ETF TR VIETNAM ETF
VNO	VORNADO RLTY TR SH BEN INT
VNO-G	VORNADO RLTY TR PFD G 6.625%
VNO-I	VORNADO RLTY TR PFD SER I
VNO-J	VORNADO RLTY TR PFD CUM-J %
VNO-K	VORNADO RLTY TR PFD SER K
VNO-L	VORNADO RLTY TR PFD SER L 5.40%
VNOM	VIPER ENERGY PARTNERS LP COM UNT RP INT
VNQ	VANGUARD INDEX FDS REIT ETF
VNQI	VANGUARD INTL EQUITY INDEX FD GLB EX US ETF
VNR	VANGUARD NAT RES LLC COM UNIT
VNRAP	VANGUARD NAT RES LLC PERP PFD UNIT A
VNRBP	VANGUARD NAT RES LLC RED PFD SER B
VNRCP	VANGUARD NAT RES LLC PERP PFD UNIT C%
VNRX	VOLITIONRX LTD COM
VNTV	VANTIV INC CL A
VO	VANGUARD INDEX FDS MID CAP ETF
VOC	VOC ENERGY TR TR UNIT
VOD	VODAFONE GROUP PLC NEW SPNSR ADR NO PAR
VOE	VANGUARD INDEX FDS MCAP VL IDXVIP
VONE	VANGUARD SCOTTSDALE FDS VNG RUS1000IDX
VONG	VANGUARD SCOTTSDALE FDS VNG RUS1000GRW
VONV	VANGUARD SCOTTSDALE FDS VNG RUS1000VAL
VOO	VANGUARD INDEX FDS S&P 500 ETF SHS
VOOG	VANGUARD ADMIRAL FDS INC 500 GRTH IDX F
VOOV	VANGUARD ADMIRAL FDS INC 500 VAL IDX FD
VOT	VANGUARD INDEX FDS MCAP GR IDXVIP
VOX	VANGUARD WORLD FDS TELCOMM ETF
VOXX	VOXX INTL CORP CL A
VOYA	VOYA FINL INC COM
VPCO	VAPOR CORP NEV COM NEW
VPG	VISHAY PRECISION GROUP INC COM
VPL	VANGUARD INTL EQUITY INDEX FD FTSE PACIFIC ETF

VPU	VANGUARD WORLD FDS UTILITIES ETF
VPV	INVESCO PA VALUE MUN INCOME TR COM
VQT	BARCLAYS BK PLC S&P 500 VEQTOR
VQTS	UBS AG LONDON BRH S&P 500 VEQ SW
VR	VALIDUS HOLDINGS LTD COM SHS
VRA	VERA BRADLEY INC COM
VRML	VERMILLION INC COM NEW
VRNG	VRINGO INC COM
VRNS	VARONIS SYS INC COM
VRNT	VERINT SYS INC COM
VRP	POWERSHARES ETF TR II VAR RATE PFD POR
VRS	VERSO CORP COM
VRSK	VERISK ANALYTICS INC COM
VRSN	VERISIGN INC COM
VRTA	VESTIN REALTY MORTGAGE I INC COM NEW
VRTB	VESTIN RLTY MTG II INC COM PAR $0.0001
VRTS	VIRTUS INVT PARTNERS INC COM
VRTU	VIRTUSA CORP COM
VRTV	VERITIV CORP COM
VRTX	VERTEX PHARMACEUTICALS INC COM
VRX	VALEANT PHARMACEUTICALS INTL I COM
VRX#	VALEANT PHARMACEUTICALS INTERNATIONAL INC
VSAR	VERSARTIS INC COM
VSAT	VIASAT INC COM
VSCP	VIRTUALSCOPICS INC COM NEW
VSEC	VSE CORP COM
VSH	VISHAY INTERTECHNOLOGY INC COM
VSI	VITAMIN SHOPPE INC COM
VSLR	VIVINT SOLAR INC COM
VSPY	DIREXION SHS ETF TR S&P500 VOL RES
VSR	VERSAR INC COM
VSS	VANGUARD INTL EQUITY INDEX FD FTSE SMCAP ETF
VSTM	VERASTEM INC COM
VSTO	VISTA OUTDOOR INC COM
VT	VANGUARD INTL EQUITY INDEX FD TT WRLD ST ETF
VTA	INVESCO DYNAMIC CR OPP FD COM
VTAE	VITAE PHARMACEUTICALS INC COM
VTG	VANTAGE DRILLING COMPANY ORD SHS
VTHR	VANGUARD SCOTTSDALE FDS VNG RUS3000IDX
VTI	VANGUARD INDEX FDS TOTAL STK MKT
VTIP	VANGUARD MALVERN FDS STRM INFPROIDX
VTL	VITAL THERAPIES INC COM
VTN	INVESCO TR INVT GRADE NY MUNS COM
VTNR	VERTEX ENERGY INC COM
VTR	VENTAS INC COM
VTRB	VENTAS RLTY LTD PARTNERSHIP GTD SR NT 43
VTTI	VTTI ENERGY PARTNERS LP COM UNIT RP LT

VTV	VANGUARD INDEX FDS VALUE ETF
VTWG	VANGUARD SCOTTSDALE FDS VNG RUS2000GRW
VTWO	VANGUARD SCOTTSDALE FDS VNG RUS2000IDX
VTWV	VANGUARD SCOTTSDALE FDS VNG RUS2000VAL
VUG	VANGUARD INDEX FDS GROWTH ETF
VUSE	ETF SER SOLUTIONS VIDENTCORE EQ FD
VUZI	VUZIX CORP COM NEW
VV	VANGUARD INDEX FDS LARGE CAP ETF
VVC	VECTREN CORP COM
VVI	VIAD CORP COM NEW
VVR	INVESCO SR INCOME TR COM
VVUS	VIVUS INC COM
VWO	VANGUARD INTL EQUITY INDEX FD FTSE EMR MKT ETF
VWOB	VANGUARD WHITEHALL FDS INC EMERG MKT BD ETF
VWR	VWR CORP COM
VXF	VANGUARD INDEX FDS EXTEND MKT ETF
VXUS	VANGUARD STAR FD VG TL INTL STK F
VXX	BARCLAYS BK PLC IPATH S&P500 VIX
VXZ	BARCLAYS BK PLC IPATH S&P MT ETN
VYFC	VALLEY FINL CORP VA COM
VYM	VANGUARD WHITEHALL FDS INC HIGH DIV YLD
VZ	VERIZON COMMUNICATIONS INC COM
VZA	VERIZON COMMUNICATIONS INC SR NT 5.9%54
W	WAYFAIR INC CL A
WAB	WABTEC CORP COM
WABC	WESTAMERICA BANCORPORATION COM
WAC	WALTER INVT MGMT CORP COM
WAFD	WASHINGTON FED INC COM
WAFDW	WASHINGTON FED INC WT EXP 111418
WAGE	WAGEWORKS INC COM
WAIR	WESCO AIRCRAFT HLDGS INC COM
WAL	WESTERN ALLIANCE BANCORP COM
WASH	WASHINGTON TR BANCORP COM
WAT	WATERS CORP COM
WATT	ENERGOUS CORP COM
WAVX	WAVE SYSTEMS CORP CL A PAR $0.01
WAYN	WAYNE SVGS BANCSHARES INC NEW COM
WB	WEIBO CORP SPONSORED ADR
WBA	WALGREENS BOOTS ALLIANCE INC COM
WBAI	500 COM LTD SPON ADR REP A
WBB	WESTBURY BANCORP INC COM
WBC	WABCO HLDGS INC COM
WBIA	ABSOLUTE SHS TR WBI SMID TACGW
WBIB	ABSOLUTE SHS TR WBI SMID TACVA
WBIC	ABSOLUTE SHS TR WBI SMID TACYL
WBID	ABSOLUTE SHS TR WBI SMID TACSL
WBIE	ABSOLUTE SHS TR WBI LG TAC GTH

WBIF	ABSOLUTE SHS TR WBI LG CP TCVL
WBIG	ABSOLUTE SHS TR WBI LGCP TC YL
WBIH	ABSOLUTE SHS TR WBI TCT HG INC
WBII	ABSOLUTE SHS TR WBI TCT INC SH
WBIL	ABSOLUTE SHS TR WBI LGCP TC SL
WBK	WESTPAC BKG CORP SPONSORED ADR
WBKC	WOLVERINE BANCORP INC COM
WBMD	WEBMD HEALTH CORP COM
WBS	WEBSTER FINL CORP CONN COM
WBS+	WEBSTER FINL CORP CONN WT EXP 112118
WBS-E	WEBSTER FINL CORP CONN DEP SHS PFD-E
WCC	WESCO INTL INC COM
WCG	WELLCARE HEALTH PLANS INC COM
WCIC	WCI CMNTYS INC COM PAR $0.01
WCN	WASTE CONNECTIONS INC COM
WD	WALKER & DUNLOP INC COM
WDAY	WORKDAY INC CL A
WDC	WESTERN DIGITAL CORP COM
WDFC	WD-40 CO COM
WDIV	SPDR INDEX SHS FDS S&P GLBDIV ETF
WDR	WADDELL & REED FINL INC CL A
WDTI	WISDOMTREE TR FUTRE STRAT FD
WEA	WESTERN ASSET PREMIER BD FD SHS BEN INT
WEAT	TEUCRIUM COMMODITY TR WHEAT FD
WEBK	WELLESLEY BANCORP INC COM
WEC	WISCONSIN ENERGY CORP COM
WEET	BARCLAYS BK PLC IPT GRAINS ETN
WEN	WENDYS CO COM
WERN	WERNER ENTERPRISES INC COM
WES	WESTERN GAS PARTNERS LP COM UNIT LP IN
WETF	WISDOMTREE INVTS INC COM
WEX	WEX INC COM
WEYS	WEYCO GROUP INC COM
WF	WOORI BK ADR
WFBI	WASHINGTONFIRST BANKSHARES INC COM
WFC	WELLS FARGO & CO NEW COM
WFC+	WELLS FARGO & CO NEW WT EXP 102818
WFC-J	WELLS FARGO & CO NEW DEP SHS SER J
WFC-L	WELLS FARGO & CO NEW PERP PFD CNV A
WFC-N	WELLS FARGO & CO NEW DEP SHS REPSTG 1
WFC-O	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-P	WELLS FARGO & CO NEW DEP1/1000PF CL A
WFC-Q	WELLS FARGO & CO NEW DEP SHS 1/1000 A
WFC-R	WELLS FARGO & CO NEW DEP 1/1000 PFD A
WFC-T	WELLS FARGO & CO NEW DEP SHS 1/1000 T
WFD	WESTFIELD FINANCIAL INC NEW COM
WFE-A	WELLS FARGO REAL ESTATE INVT C PFD CUM SER A

WFM	WHOLE FOODS MKT INC COM
WFT	WEATHERFORD INTL PLC ORD SHS
WG	WILLBROS GROUP INC DEL COM
WGA	AG&E HLDGS INC COM
WGBS	WAFERGEN BIO-SYSTEMS INC COM PAR$
WGL	WGL HLDGS INC COM
WGO	WINNEBAGO INDS INC COM
WGP	WESTERN GAS EQUITY PARTNERS LP COMUNT LTD PT
WHF	WHITEHORSE FIN INC COM
WHFBL	WHITEHORSE FIN INC SR NT
WHG	WESTWOOD HLDGS GROUP INC COM
WHLM	WILHELMINA INTL INC COM NEW
WHLR	WHEELER REAL ESTATE INVT TR COM
WHLRP	WHEELER REAL ESTATE INVT TR CV PFD SER B
WHLRW	WHEELER REAL ESTATE INVT TR WT EXP 042919
WHR	WHIRLPOOL CORP COM
WHZ	WHITING USA TR II TR UNIT
WIA	WESTERN ASSET CLYM INFL SEC IN COM SH BEN INT
WIBC	WILSHIRE BANCORP INC COM
WIFI	BOINGO WIRELESS INC COM
WIL	BARCLAYS BK PLC LKD PERF BCLY
WILC	G WILLI FOOD INTL LTD ORD
WILN	WI-LAN INC COM
WIN	WINDSTREAM HLDGS INC COM NEW
WINA	WINMARK CORP COM
WING	WINGSTOP INC COM
WIP	SPDR SERIES TRUST DB INT GVT ETF
WIRE	ENCORE WIRE CORP COM
WIT	WIPRO LTD SPON ADR 1 SH
WITE	ETFS WHITE METALS BASKET TR PHY WM BSK SHS
WIW	WESTERN ASSET CLYM INFL OPP IN COM
WIX	WIX COM LTD SHS
WK	WORKIVA INC COM CL A
WLB	WESTMORELAND COAL CO COM
WLDN	WILLDAN GROUP INC COM
WLFC	WILLIS LEASE FINANCE CORP COM
WLH	LYON WILLIAM HOMES CL A NEW
WLK	WESTLAKE CHEM CORP COM
WLKP	WESTLAKE CHEM PARTNERS LP COM UNIT RP LP
WLL	WHITING PETE CORP NEW COM
WLRH	WL ROSS HLDG CORP COM SHS
WLRHU	WL ROSS HLDG CORP UNIT 1COM&1WT
WLRHW	WL ROSS HLDG CORP WT EXP 061119
WLT	WALTER ENERGY INC COM
WM	WASTE MGMT INC DEL COM
WMAR	WEST MARINE INC COM
WMB	WILLIAMS COS INC DEL COM

WMC	WESTERN ASSET MTG CAP CORP COM
WMCR	CLAYMORE EXCHANGE TRD FD TR WILSHIRE MCRO CP
WMGI	WRIGHT MED GROUP INC COM
WMGIZ	WRIGHT MED GROUP INC RT
WMK	WEIS MKTS INC COM
WMLP	WESTMORELAND RESOURCE PARTNERS COM UNIT RP LP
WMS	ADVANCED DRAIN SYS INC DEL COM
WMT	WAL-MART STORES INC COM
WMW	DEUTSCHE BK AG LONDON ELE MORN TTL22
WNC	WABASH NATL CORP COM
WNR	WESTERN REFNG INC COM
WNRL	WESTERN REFNG LOGISTICS LP COM UNIT REP LTP
WNS	WNS HOLDINGS LTD SPON ADR
WOOD	ISHARES GL TIMB FORE ETF
WOOF	VCA INC COM
WOR	WORTHINGTON INDS INC COM
WOWO	WOWO LTD SPONSORED ADR
WPC	W P CAREY INC COM
WPCS	WPCS INTL INC COM PAR $.0001 N
WPG	WP GLIMCHER IN COM
WPG-H	WP GLIMCHER IN PFD SER H
WPG-I	WP GLIMCHER IN PFD SER I
WPP	WAUSAU PAPER CORP COM
WPPGY	WPP PLC NEW ADR
WPRT	WESTPORT INNOVATIONS INC COM NEW
WPS	ISHARES INTL DEVPPTY ETF
WPT	WORLD PT TERMS LP UNIT REP LTD PT
WPX	WPX ENERGY INC COM
WPZ	WILLIAMS PARTNERS L P NEW COM UNIT LTD PAR
WR	WESTAR ENERGY INC COM
WRB	BERKLEY W R CORP COM
WRB-B	BERKLEY W R CORP SUB DEB 53
WRE	WASHINGTON REAL ESTATE INVT TR SH BEN INT
WREI	CLAYMORE EXCHANGE TRD FD TR WLSHR US REIT
WRES	WARREN RES INC COM
WRI	WEINGARTEN RLTY INVS SH BEN INT
WRK#	WESTROCK CO COM
WRLD	WORLD ACCEP CORP DEL COM
WRN	WESTERN COPPER & GOLD CORP COM
WSBC	WESBANCO INC COM
WSBF	WATERSTONE FINL INC MD COM
WSCI	WSI INDS INC COM
WSFS	WSFS FINL CORP COM
WSFSL	WSFS FINL CORP SR NT 6.25%19
WSH	WILLIS GROUP HOLDINGS PUBLIC L SHS
WSM	WILLIAMS SONOMA INC COM
WSO	WATSCO INC COM

WSO.B	WATSCO INC CL B CONV
WSR	WHITESTONE REIT COM
WST	WEST PHARMACEUTICAL SVSC INC COM
WSTC	WEST CORP COM
WSTG	WAYSIDE TECHNOLOGY GROUP INC COM
WSTL	WESTELL TECHNOLOGIES INC CL A
WTBA	WEST BANCORPORATION INC CAP STK
WTFC	WINTRUST FINL CORP COM
WTFCW	WINTRUST FINL CORP WT EXP 121918
WTI	W & T OFFSHORE INC COM
WTM	WHITE MTNS INS GROUP LTD COM
WTR	AQUA AMERICA INC COM
WTS	WATTS WATER TECHNOLOGIES INC CL A
WTT	WIRELESS TELECOM GROUP INC COM
WTW	WEIGHT WATCHERS INTL INC NEW COM
WU	WESTERN UN CO COM
WUBA	58 COM INC SPON ADR REP A
WVFC	WVS FINL CORP COM
WVVI	WILLAMETTE VY VINEYARD INC COM
WWAV	WHITEWAVE FOODS CO COM
WWD	WOODWARD INC COM
WWE	WORLD WRESTLING ENTMT INC CL A
WWW	WOLVERINE WORLD WIDE INC COM
WWWW	WEB COM GROUP INC COM
WX	WUXI PHARMATECH CAYMAN INC SPONS ADR SHS
WY	WEYERHAEUSER CO COM
WY-A	WEYERHAEUSER CO PREF CONV SER A
WYN	WYNDHAM WORLDWIDE CORP COM
WYNN	WYNN RESORTS LTD COM
WYY	WIDEPOINT CORP COM
X	UNITED STATES STL CORP NEW COM
XAR	SPDR SERIES TRUST AEROSPACE DEF
XBI	SPDR SERIES TRUST S&P BIOTECH
XBIT	XBIOTECH INC COM
XBKS	XENITH BANKSHARES INC COM
XCO	EXCO RESOURCES INC COM
XCRA	XCERRA CORP COM
XEC	CIMAREX ENERGY CO COM
XEL	XCEL ENERGY INC COM
XENE	XENON PHARMACEUTICALS INC COM
XENT	INTERSECT ENT INC COM
XES	SPDR SERIES TRUST OILGAS EQUIP
XGTI	XG TECHNOLOGY INC COM PAR$.00001
XGTIW	XG TECHNOLOGY INC WT EXP 032618
XHB	SPDR SERIES TRUST S&P HOMEBUILD
XHE	SPDR SERIES TRUST HLTH CR EQUIP
XHR	XENIA HOTELS & RESORTS INC COM

XHS	SPDR SERIES TRUST HLTH CARE SVCS
XIN	XINYUAN REAL ESTATE CO LTD SPONS ADR
XIV	CREDIT SUISSE NASSAU BRH INVRS VIX STERM
XKE	CORPORATE BACKED TR CTFS SER 01-31 7.75%
XL	XL GROUP PLC SHS
XLB	SELECT SECTOR SPDR TR SBI MATERIALS
XLE	SELECT SECTOR SPDR TR SBI INT-ENERGY
XLF	SELECT SECTOR SPDR TR SBI INT-FINL
XLG	RYDEX ETF TRUST GUG RUSS TOP 50
XLI	SELECT SECTOR SPDR TR SBI INT-INDS
XLK	SELECT SECTOR SPDR TR TECHNOLOGY
XLNX	XILINX INC COM
XLP	SELECT SECTOR SPDR TR SBI CONS STPLS
XLRN	ACCELERON PHARMA INC COM
XLU	SELECT SECTOR SPDR TR SBI INT-UTILS
XLV	SELECT SECTOR SPDR TR SBI HEALTHCARE
XLY	SELECT SECTOR SPDR TR SBI CONS DISCR
XME	SPDR SERIES TRUST S&P METALS MNG
XMLV	POWERSHARES ETF TR II S&P400 LOVL PT
XMPT	MARKET VECTORS ETF TR MUN BD CLOSED
XNCR	XENCOR INC COM
XNET	XUNLEI LTD SPONSORED ADR
XNPT	XENOPORT INC COM
XNY	CHINA XINIYA FASHION LTD SPONSRD ADR NEW
XOM	EXXON MOBIL CORP COM
XOMA	XOMA CORP DEL COM
XON	INTREXON CORP COM
XONE	EXONE CO COM
XOOM	XOOM CORP COM
XOP	SPDR SERIES TRUST S&P OILGAS EXP
XOXO	XO GROUP INC COM
XPH	SPDR SERIES TRUST S&P PHARMAC
XPL	SOLITARIO EXPL & RTY CORP COM
XPLR	XPLORE TECHNOLOGIES CORP COM PAR $0.001
XPO	XPO LOGISTICS INC COM
XPP	PROSHARES TR ULT FTSE CHIN 50
XRA	EXETER RES CORP COM
XRAY	DENTSPLY INTL INC NEW COM
XRLV	POWERSHARES ETF TR II EX RTE SEN LOW
XRM	XERIUM TECHNOLOGIES INC COM NEW
XRS	TAL ED GROUP ADS REPSTG COM
XRT	SPDR SERIES TRUST S&P RETAIL ETF
XRX	XEROX CORP COM
XSD	SPDR SERIES TRUST S&P SEMICNDCTR
XSLV	POWERSHARES ETF TR II S&P600 LOVL PT
XSOE	WISDOMTREE TR EM EX ST-OWNED
XSW	SPDR SERIES TRUST COMP SOFTWARE

XT	ISHARES TR EXPONEN TECHNO
XTL	SPDR SERIES TRUST S&P TELECOM
XTLB	XTL BIOPHARMACEUTICALS LTD SPONSORED ADR NE
XTN	SPDR SERIES TRUST S&P TRANSN ETF
XUE	XUEDA ED GROUP SPONSORED ADR
XVIX	UBS AG JERSEY BRH LNG SHT VIX
XVZ	BARCLAYS BK PLC IPATH DYNM VIX
XXIA	IXIA COM
XXII	22ND CENTY GROUP INC COM
XXV	BARCLAYS BK PLC IPATH INVS&P STF
XYL	XYLEM INC COM
Y	ALLEGHANY CORP DEL COM
YANG	DIREXION SHS ETF TR FTSE CHIN BEAR
YAO	CLAYMORE EXCHANGE-TRD FD TR 2 GUGG CHINA ALLCP
YCL	PROSHARES TR II ULTRA YEN NEW
YCS	PROSHARES TR II ULTRASHORT YEN N
YDIV	FIRST TR EXCHANGE TRADED FD VI INCOME INDEX FD
YDKN	YADKIN FINL CORP COM
YDLE	YODLEE INC COM
YELP	YELP INC CL A
YGE	YINGLI GREEN ENERGY HLDG CO LT ADR
YGRO	ROYAL BK CDA ETN LKD YGRO34
YHOO	YAHOO INC COM
YINN	DIREXION SHS ETF TR DL FTSE BLL 3X
YLCO	GLOBAL X FDS X YIELDCO IX ETF
YMLI	EXCHANGE TRADED CONCEPTS TR YRKVL HIINCINF
YMLP	EXCHANGE TRADED CONCEPTS TR YORK HIINC MLP
YNDX	YANDEX N V SHS CLASS A
YOD	YOU ON DEMAND HLDGS INC COM NEW
YOKU	YOUKU TUDOU INC SPONSORED ADR
YORW	YORK WTR CO COM
YPF	YPF SOCIEDAD ANONIMA SPON ADR CL D
YPRO	ADVISORSHARES TR ADVSHS YLD ETF
YRCW	YRC WORLDWIDE INC COM PAR $.01
YUM	YUM BRANDS INC COM
YUMA	YUMA ENERGY INC COM
YUMA-A	YUMA ENERGY INC PFD-A CV 9.25%
YUME	YUME INC COM
YXI	PROSHARES TR SHT FTSE CHIN 50
YY	YY INC ADS REPCOM CLA
YYY	EXCHANGE TRADED CONCEPTS TR YLD SHS HGH INC
YZC	YANZHOU COAL MNG CO LTD SPON ADR H SHS
Z	ZILLOW GROUP INC CL A
ZA	ZUOAN FASHION LTD SPONS ADR NEW
ZAGG	ZAGG INC COM
ZAIS	ZAIS GROUP HLDGS INC COM
ZAYO	ZAYO GROUP HLDGS INC COM

ZAZA	ZAZA ENERGY CORP COM NEW
ZB-A	ZIONS BANCORPORATION PFD 1/40 SER A
ZB-F	ZIONS BANCORPORATION DEP SHS REPSTG 1
ZB-G	ZIONS BANCORPORATION DEP 1/40TH PFD
ZB-H	ZIONS BANCORPORATION PFD 1/40 PRP H
ZBB	ZBB ENERGY CORPORATION COM NEW
ZBIO	PROSHARES TR ULTPRO SHT NAS
ZBK	ZIONS BANCORPORATION SUB NT FX/FLT 28
ZBRA	ZEBRA TECHNOLOGIES CORP CL A
ZEN	ZENDESK INC COM
ZEP	ZEP INC COM
ZEUS	OLYMPIC STEEL INC COM
ZF	ZWEIG FD COM NEW
ZFC	ZAIS FINL CORP COM
ZFGN	ZAFGEN INC COM
ZGNX	ZOGENIX INC COM
ZHNE	ZHONE TECHNOLOGIES INC NEW COM NEW
ZINC	HORSEHEAD HLDG CORP COM
ZION	ZIONS BANCORPORATION COM
ZIONW	ZIONS BANCORPORATION WT EXP 052220
ZIONZ	ZIONS BANCORPORATION WT EXP 111418
ZIOP	ZIOPHARM ONCOLOGY INC COM
ZIV	CREDIT SUISSE NASSAU BRH INVRS VIX MDTERM
ZIXI	ZIX CORP COM
ZLRG	ETFS TR ZACKS LG CP US
ZLTQ	ZELTIQ AESTHETICS INC COM
ZMH	ZIMMER HLDGS INC COM
ZMLP	DIREXION SHS ETF TR ZACKS HG INC SHS
ZN	ZION OIL & GAS INC COM
ZNGA	ZYNGA INC CL A
ZNH	CHINA SOUTHN AIRLS LTD SPON ADR CL H
ZNWAA	ZION OIL & GAS INC WT EXP 013120
ZOES	ZOES KITCHEN INC COM
ZPIN	ZHAOPIN LTD SPONSORED ADR
ZQK	QUIKSILVER INC COM
ZROZ	PIMCO ETF TR 25YR+ ZERO U S
ZSAN	ZOSANO PHARMA CORP COM
ZSL	PROSHARES TR II PSHS ULSSLVR NEW
ZSML	ETFS TR ZACKS SM CP US
ZSPH	ZS PHARMA INC COM
ZTR	ZWEIG TOTAL RETURN FD INC COM NEW
ZTS	ZOETIS INC CL A
ZU	ZULILY INC CL A
ZUMZ	ZUMIEZ INC COM
ZX	CHINA ZENIX AUTO INTL LTD ADS